SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Reference Form - 2024 - AMBEV S.A. Version: 1

AMBEV REFERENCE FORM

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1.1 – Issuer’s history

Ambev S.A. (“Company” or “Ambev”) was incorporated on July 8, 2005. However, its history began decades ago, as Ambev is the successor of Brahma and Antarctica, two of the oldest breweries in Brazil. Antarctica was founded in 1885 and Brahma in 1888, as Villiger & Cia. The Brahma brand was registered on September 6, 1888 and, in 1904, Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

Ever since its establishment until the corporate reorganization referred below, the Company had only held stakes in Companhia de Bebidas das Américas – Ambev in its investment portfolio, not being the holder of equity interest in any other company.

On December 7, 2012, Companhia de Bebidas das Américas – Ambev announced its intention to propose to its shareholders a corporate restructuring aimed at migrating its ownership structure then in force, with two classes of shares (ordinary and preferred), to one with a single type of common shares, aiming to simplify the corporate structure and improve the governance of Companhia de Bebidas das Américas – Ambev, increasing share liquidity and the flexibility of the management of its capital structure.

On March 1, 2013, the Company had its name changed to Ambev S.A. and its corporate purpose was changed, which became, among others: (i) the production and trading of beer, soft drinks and other drinks, as well as food in general; (ii) the production and trading of beverage raw materials; (iii) the production, certification and trading of seeds and grains; (iv) agricultural cultivation and promotion activities; (v) the import and export of products; and (vi) the operation of bars, restaurants and snack bars.

The proposal submitted to shareholders of Companhia de Bebidas das Américas – Ambev, by means of a Material Fact published on May 10, 2013, foresaw that the restructuring would be accomplished through the merger, by the Company, of all of the shares issued by Companhia de Bebidas das Américas – Ambev which were not owned by the surviving company, under the terms of Law No. 6,404/76 (“Merger of Shares”) in which all of the shares issued and outstanding of Companhia de Bebidas das Américas – Ambev, including shares in the form of American Depositary Receipts (“ADRs”), except shares and ADRs of Companhia de Bebidas das Américas – Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. By virtue of the Merger of Shares, each share issued by Companhia de Bebidas das Américas – Ambev, whether common or preferred, or ADR representative of a share, common or preferred, of Companhia de Bebidas das Américas – Ambev, would make its holder entitled to receive five common shares issued by the Company or five ADRs of the Company, as appropriate.

On May 10, 2013, the Board of Directors and the Fiscal Council of Companhia de Bebidas das Américas – Ambev held meetings, and there was a meeting of the Company’s Board of Directors, in which these bodies approved the Merger of Shares proposal, pursuant to the terms of the Merger of Shares Protocol and Justification issued by Companhia de Bebidas das Américas – Ambev by Ambev S.A.

As a preliminary step to the Merger of Shares, on June 17, 2013, the contribution to the capital stock of the Company of all of the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev S.A./NV (“ABI”), held through Interbrew International B.V. and AmBrew S.à.r.l (formerly AmBrew S.A.) was made. As a result, the Company became the holder of 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas – Ambev, thus becoming its controlling shareholder. The contribution had no effect for the purposes of the proposed replacement ratio in the Merger of Shares or for the dilution of Companhia de Bebidas das Américas – Ambev shareholders.

On July 30, 2013, the extraordinary general meetings of Companhia de Bebidas das Américas – Ambev and of the Company were held, which approved, among other issues, the Protocol and Justification of the Merger of Shares issued by Companhia de Bebidas das Américas – Ambev by Ambev S.A., the valuation report of the shares and the Merger of Shares, as well as the increase in the Company’s capital subscribed by the management of Companhia de Bebidas das Américas – Ambev and fully paid through the transfer of all shares of Companhia de Bebidas das Américas – Ambev, excluding those held by the Company.

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As a result of the Merger of Shares, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas – Ambev became holders of the same proportion of shares in the Company that they had previously held in Companhia de Bebidas das Américas – Ambev.

On October 30, 2013, CVM granted the Company’s registration as a category “A” securities issuer, pursuant to CVM Resolution 80, of March 29, 2022. The Company’s shares and ADRs were admitted for trading, respectively, on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. (currently known as B3 S.A. – Brasil, Bolsa, Balcão) Exchange and on the New York Stock Exchange, on November 11, 2013.

Through the Material Fact published on December 3, 2013, the proposed mergers into the Company, of Companhia de Bebidas das Américas – Ambev, and of Ambev Brasil Bebidas S.A. was disclosed. The mergers aimed at simplifying the group’s corporate structure and at reducing operating costs, so that the Company would continue to engage in the production and trade of beer, concentrates, soft drinks and other beverages, directly, and no longer only through its wholly-owned subsidiaries, as applicable.

On January 2, 2014, the extraordinary general meetings of the Company, of Companhia de Bebidas das Américas – Ambev and of Ambev Brasil Bebidas S.A. were held, through which the above-mentioned mergers were approved. As a result of the mergers, the Company received, for their respective book values, all of the assets, rights, and obligations of Companhia de Bebidas das Américas – Ambev, and of Ambev Brasil Bebidas S.A., which were extinguished, had their shares canceled, and were then succeeded by the Company, under the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the Company’s equity or capital, since Companhia de Bebidas das Américas – Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., in turn, resulted in an increase in the Company’s capital in an amount equivalent to the portion of the equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brazil, i.e., R$156,566.05, with the Company’s capital going on to be R$57,000,946,244.65, considering the capital increases approved and homologated by the Board of Directors at meetings held on October 17, 2013 and December 19, 2013, pursuant to Article 8 of the Company’s Bylaws and Article 168 of Law No. 6,404/76, due to the exercise of share purchase options by the beneficiaries of the Company’s Stock Option Plan.

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to the Tenedora’s Shareholders’ Agreement (the “Shareholders’ Agreement”), extending their partnership in the country and postponing the term for the exercise of the put and call options set forth in said Shareholders’ Agreement. In December 2023, ELJ was the owner of 15% of the Tenedora’s shares and its put option was divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, which was exercised on January 31, 2024, as formalized in the Shareholders’ Agreement and ratified by the notice received from ELJ in October 2023; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche B shares, exercisable starting in 2029.

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1.2 – Description of the main activities developed by the issuer and its subsidiaries

Overview

Ambev is the successor of Brahma and Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and, in 1904, Villiger & Cia. changed its name to Companhia Cervejaria Brahma. However, the legal entity that has become Ambev S.A., the current NYSE and B3 listed company, was incorporated on July 8, 2005 as a non-reporting Brazilian corporation under the Brazilian Corporation Law and is the successor of Companhia de Bebidas das Américas – Ambev (“Old Ambev”). Until the stock swap merger of Old Ambev by Ambev S.A., approved in July 2013, Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.

In the mid-1990s, Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including the South America, Central America and the Caribbean.

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi products throughout Brazil, and since then we have been distributing these products throughout that country. In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Panama and the Dominican Republic.

In the early 2000s, we acquired a 40.5% interest in Quinsa and the joint control of that entity, which we shared temporarily with Beverages Associates Corp. (“BAC”), the former sole controlling shareholder of Quinsa. This transaction provided us with a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, and also set forth the terms for the future acquisition of Quinsa’s full control from BAC. In April 2006, we increased our equity interest in Quinsa to 91% of its total share capital, after which we started to fully consolidate Quinsa upon the closing of that transaction in August 2006.

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt one of the leading brewers in Canada, into us. At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V. After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev SA/NV) and became our majority shareholder through subsidiaries and holding companies.

Ambev is the largest brewer in Latin America in terms of sales volume and one of the world’s largest brewers, according to the Company estimates. Ambev currently produces, distributes and sells beer, soft drinks, other alcoholic beverages and non-alcoholic and non-carbonated products in 18 countries in the Americas.

The Company conducts its operations through four business segments, as described below:

• Brazil, two business subunits: (i) beer (“Beer Brazil”) and (ii) non-alcoholic beverages (“NAB”);

• Central America and the Caribbean (or “CAC”), which includes our direct operations in the Dominican Republic, Saint Vincent, Cuba, Guatemala, Barbados and Panama, as well as indirect sales, through third-party distributors, in other countries in CAC, such as Costa Rica, Nicaragua, Puerto Rico, Venezuela and Trinidad and Tobago;

• Latin America South or (“LAS”), which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

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• Canada, represented by the operations of Labatt, which includes internal sales in Canada and a few exports to the North American market.

The following map illustrates the main locations where the Company’s business units operate:

Main Financial and Operational Indicators (in millions of reais, except percentages)	Fiscal year ended on December 31,
	2023	2022
Financial Information
Net Revenue	79,736.9	79,708.8
Net income for the year	14,960.4	14,891.2
Adjusted EBITDA	25,455.4	23,770.9
Adjusted Operating Income	19,037.5	17,831.2
Shareholders’ equity	80,143.8	83,327.8
Loans and Financing – Current	1,298.1	982.6
Loans and Financing – Non-Current	2,203.0	2,788.1

Our Strategies

We aim to create value for our stockholders and communities where we operate. The main components of our business strategy are:

•        our people and culture;

•        our strategic pillars;

•        quality of our products;

•        sustainability;

•        permanent cost efficiency;

•        financial discipline; and

•        customer convenience.

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Our People and Culture

We dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, dream big to move our industry forward, and make a meaningful impact on the world. That is why our people are the backbone of our Company, and the main source to create and share higher value with our community and ecosystem. We build high-performance and engaged teams, driven by a diverse, inclusive, and healthy workplace, committed to lead changes and transform our businesses, aiming at the long-term success of our Company. We carefully manage the hiring and training process, with the purpose of developing skills and matching great people with their roles, in order for us to increase the career perspective for the future. We live and breathe our culture daily to continue evolving our company and retain our professionals.

In addition, we believe that, through the compensation program, based both on the payment of variable bonus and on equity interests, we create financial incentives for high-performance results. Another element important in our culture is our distinct managerial skills, characterized by: (1) an intense spirit of work that does not take shortcuts; (2) evaluations focused on long-term vision, collaboration and active listening; (3) incentive for our leaders to act like owners; (4) shareable practices to create better solutions through simplicity; and (5) incentives to grow together with our customers and our community.

Strategic Pillars

We focus our efforts behind the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

• Brands for each and everyone: building brands that are recognized by our clients and consumers. We want our brands to connect with consumers and our products to be consumed at important moments of their lives.

• Thirst to lead the future: expanding our brands and assortment, going beyond the beer category and including expansion into categories, such as RTDs, canned cocktails and seltzers.

• A toast to our clients’ success: improving service level and leveraging technology to solve business customer issues, allowing them to grow their business in partnership with us.

• Experiences that come to you: keeping the consumer at the center of our decision-making process. Through innovation and technology, we want to connect with them and bring what we believe to be the best experiences and convenience to our consumers.

• Together for a better world: generating a positive impact in the world and growing together with our ecosystem, which goes from our farmers to our consumers.

•      Sustainable Value Creation: managing our business with operational excellence and efficient capital allocation to maximize our long-term value creation.

Quality of our Products

We brew a wide variety of beers, including ales, lagers, clear, dark and full-bodied beers, amongst others, offering consumers a unique portfolio of high-quality beers designed to satisfy different needs and tastes across different occasions. We also produce several non-alcoholic products, such as soft drinks, energy drinks and juices. The quality of our products is at the forefront of our priorities. We have strict processes, with more than 1,300 controls and more than 370 tests across our production lines, as we aim to provide to our consumers products matching the highest possible standards. Our R&D team is also constantly working to enhance our production process and the quality of our products.

Sustainability

Since the creation of Ambev, sustainability, based on a multi-stakeholders and strategic vision for the creation of long-term value aligned with a positive and transformative socio-environmental impact, has been part of our business strategy. In the last few decades, we have set ambitious sustainability commitment cycles, which have been 100% achieved.

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Our current ambitions for 2025, which were announced in 2018, involve more than our direct operation and seek to reach our ecosystem, in addition to having been defined based on our materiality and the 17 Sustainable Development Goals (SDGs) of the UN, as the breakdown available in item 1.9 (e) and (f) of this Reference Form.

The Company’s main ESG aspects were established in accordance with a materiality matrix, which includes the topics already presented in item 1.9 (e) of this Reference Form.

Throughout 2023, we maintained our important commitment to our sustainability ambitions, focused on water stewardship, climate action and energy, circular economy of our packaging, sustainable agriculture and entrepreneurship, while also maintaining our dedication to promote responsible consumption of our products.

Water

Water is a critical raw material for us. Therefore, we have internal goals to reduce consumption in production and work to improve the quality and availability of this resource in 100% of communities in high water stress areas. We value initiatives that promote water quality and availability, bringing partners together, sharing knowledge and helping in the sustainable use of this input, working on three main fronts:

1. reduction of consumption in our operations;

2. preservation and restoration of watersheds; and

3. access to water.

In Brazil, Projeto Bacias e Florestas works in the restoration and preservation of soils and forests in priority areas to recharge springs and preserve water quality in hydrographic basins. Together with communities, civil society organizations, government entities and research institutions, a broad diagnosis of each basin is carried out and a joint plan for the preservation and restoration of the hydrographic basin is developed with a medium-term vision, aligned with long-term challenges. In addition to the ecological preservation and restoration practices, the program works on rural sanitation and supports technical training for sustainable production, environmental education for communities and nature-based solutions. The project has a partnership with World Wide Fund for Nature (WWF-Brazil) and The Nature Conservancy (TNC). This project results not only in the preservation of hydrographic basins, but also in their recovery, positively impacting society through the involvement of farmers and local communities with conservation practices.

In terms of water consumption, we have reduced our use in more than 50% in the last 20 years, in Brazil and Latin America countries, going from 5.36 liters of water to 2.37 liters for every liter of beer produced in 2023.

Circular Packaging

Our ambition on the circular packaging front for 2025 is to reach 100% of our products in returnable packaging or made mostly from recycled materials.

We are constantly looking for innovative ways to extend the useful life of our packaging, increasing its returnability and recycled content rates, to ensure that it is recovered and reused.

•	Our glass factory in Rio de Janeiro currently is one of the largest recyclers of broken glass in Latin America. Almost half of the raw material used comes from shards collected in partnerships with take-back companies and cooperatives, in addition to Ambev’s own breweries, helping in the process of recycling glass and its reuse in the production of new bottles. This project also allows Ambev to reduce its electricity use by 35% during the process. By 2025, the estimate is to operate a new glass factory in Paraná, which will be able to serve brands such as Stella Artois, Beck’s and Spaten.

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•	Specifically, for Guaraná Antarctica, in June 2011, we announced our first PET bottle made with 100% recycled content, launched in 2012, and, in 2023, all Guaraná Antarctica PET bottles had 100% recycled content. With this achievement, our bottles are produced with 70% less energy and 20% less water compared to that applied with the use of pure resin.
•	On the Reverse Logistics front, we cofounded, in 2017, along with Coca-Cola, the program Reciclar in Brazil. The idea was to combine efforts and investments, which were already made by each of the companies, to optimize and maximize the value generated by the program. Carried out in partnership with the National Association of Recyclable Material Collectors (Ancat), the program now has more than 17 associated companies, develops reverse logistics and recycling with the purpose of professionalizing the work of the organizations involved, increasing the volume of waste collected and the average income of collectors. Between 2017 and 2023, it went to 468 cooperatives in 26 states. In Phase VII, 252 cooperatives were supported for a total of 5,227 collectors.
•	The Company also operates the first can plant of a beverage industry in Brazil. The Can Factory, as it is called, is located in Sete Lagoas (MG).

Climate Action and Energy

•	The Company has been working for decades in search of greater efficiency in processes, which has brought years of experience in management and the search for internal innovations and business partners. We are working hard on our ambition to achieve Net Zero across the value chain by 2040. The operations, agriculture, logistics, packaging, and many other teams continue to work to decarbonize our processes and our value chain.
•	In 2018, we announced our ambition, for 2025, to have 100% of purchased electricity coming from renewable sources. In 2023, we have already achieved this milestone in 9 countries, and we continue to expand such operations in other countries. In addition, we also have the ambition to reduce our intensity of emissions by 25%, by 2025. So far, we have managed to achieve a reduction of 19.0% (compared to 2017), 8.9% in Brazil, 27.2% in LAS, 62.3% in CAC and 7.4% in Canada. In volume of absolute emissions, we achieved a 34.2% reduction in scopes 1 and 2 compared to 2017.
•	We were one of the first Brazilian companies to embrace the Science-based Targets Initiative (SBTi) in 2019 and our short-term target was approved in 2023, being the first beer company in Latin America to obtain such approval. In addition, we publicly reported our greenhouse gas inventory in the National Registry of Emissions of the Brazilian GHG Protocol Program. We also reported the CDP Climate Change Questionnaire, the world’s largest emissions reporting initiative. In 2023, we received an “A-” grade, becoming leader in the segment. We also achieved an “A” grade in the CDP Climate Change Supply Chain Program, due to the high engagement with suppliers.

In 2023, we announced 4 more carbon neutral units in Brazil: Uberlândia (MG), Colorado (SP), Viamão (RS) and Cuiabá (MT). They are added to the previous ones, resulting in 15 Carbon Neutral plants. Regarding engagement with suppliers, we continued with the Program Conectando por um Mundo Melhor (Connecting for a Better World) - a Climate Action, with full training for our value chain, interactive webinars and meetings with climate leaders throughout the year. Our Ambition for Climate Action achieved more than 200 engaged suppliers, which represent more than 70% of the volume of emissions of the Company’s Scope 3 in Brazil. Furthermore, in 2023, we launched Eclipse, a global collaboration program with suppliers, where we share best practices, receive data from suppliers and work together to develop decarbonization plans.

Sustainable Agriculture

One of Ambev’s sustainability ambitions is to have 100% of its farmers-suppliers trained, connected and financially empowered by 2025, offering training in financial management, production costs and various contents so that the producers are more efficient in their cultivation, in addition to supporting and assisting the sale of barley to other industries, in case the quality of the product is not adequate for the production of beer:

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•	In addition to local initiatives, Ambev is committed to helping boost sustainable transformation in agriculture, improving the livelihoods of local smallholder farmers and strengthening natural ecosystems. As such, we contribute to the development of our chain and guarantee that the supplies are of quality.
•	In Argentina and Uruguay, we continue with our regenerative agriculture pilot project, with 55 farmers involved and more than 10,000 hectares of area.
•	More than 2,300 barley producers supply Ambev’s six malting plants in Latin America, two in Rio Grande do Sul (Maltaria Navegantes, in Porto Alegre, e Maltaria Passo Fundo), two in Uruguay (Cympay, in Paysandu, and MUSA, in Nueva Palmira) and two in Argentina (Maltaria Pampa, in Puan, and Maltaria Tres Arroyos).

Entrepreneurship

Our entrepreneurship platform consists of four main pillars: (i) relationship and partnerships, (ii) inclusion and expansion, (iii) innovation, and (iv) development, all supported by governance and technology.

Bora is the Ambev’s productive inclusion program, which is structured around three pillars: (i) knowledge, (ii) financial support, and (iii) connections. Through Bora, we provide, free of charge, business expansion and improvement tools for micro and small entrepreneurs, as well as knowledge trails focused on entrepreneurship and inclusion in the job market for communities.

Furthermore, focused on productive inclusion, we offer financial solutions with scoring programs and personalized microcredit options, in addition to scholarships. We invest significantly in connecting with partners for networking and referring vacancies and professionals through a virtual platform, contributing to the generation of jobs and income.

Responsible Consumption

We want every experience with our products to be positive. It is our responsibility to promote the proper consumption of our products aiming the consumer safety. We believe that moderation is an important component for moments of celebration to be memorable, without losing balance.

Therefore, we invest in the promotion of actions and campaigns aimed at reducing the harmful use of alcoholic beverages. In this aspect, our work is guided by two major topics: empowering consumers and generating behavior change through social rules. For more details and information, see item 1.9 of this Reference Form and the Company’s Annual and Sustainability Report available at the Company’s Investor Relations website (https://ri.ambev.com.br).

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and our cash flow generation. Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

Customer Convenience - Zé Delivery, TaDa and BEES

In order to increase convenience to our consumers, we seek to develop solutions to deliver on demand cold beverages at reasonable prices directly to consumers. We believe that our solutions solved several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, our direct-to-consumer platform, Zé Delivery, continued to grow in 2023, being now present in more than 700 cities across all 27 Brazilian states and reaching almost 70% of the country’s entire population. Zé Delivery delivered more than 60 million orders in 2023, having about 6 million monthly active users on December 31, 2023.

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•	In LAS, Ta Da, in Argentina, result of the incorporation of the App Bar by the Direct-to-Consumer platforms called Siempre en Casa and Craft Society, continued to grow in 2023. The platform is present in 49 cities, with more than 1 million of orders, showing an increase of 6% in 2023 compared to 2022 and monthly active users showed a decrease of 11% since 2022. In Paraguay, Ta Da is present in 28 cities, covering almost 50% of the population, with the number of orders increasing 65% in 2023 compared to 2022 and monthly active users showing an increase of 40% in 2023 compared to the previous year.
•	In CAC, Ta Da, in Dominican Republic, continued to expand in 2023, with the number of orders increasing 84% in 2023 compared to 2022 and monthly active users increasing 89% year over year since 2022.

Our B2B marketplace and route-to-market platform, BEES, centralizes different solutions on a single platform 24/7 (24 hours a day, 7 days a week), creating a constant and personalized point of contact with our customers and improving our level of service by: (i) providing product suggestions based on customer profile and product relevance, (ii) providing improvements in order tracking and real-time support through the app, (iii) allowing our business representatives to focus on helping customers improve their sales performance (sell out), and (iv) increasing total interaction time with our customers, directly collaborating with our innovation strategy and greater portfolio complexity. In the BEES marketplace, our customers can also purchase non-Ambev products from different categories, enjoying the convenience provided by our platform.

In Brazil, we continued to implement BEES and, currently, more than 92% of our active customers are purchasing through the platform. As part of our digital strategy plan, almost 79% of our customers currently purchase exclusively through BEES. The platform helped us achieve an all-time high number of customers, adding more than 15 thousand new customers to our customer base in 2023. In the BEES marketplace, we currently offer over 650 Stock Keeping Units (“SKUs”) in different categories, such as food products, non-alcoholic beverages, and spirits. The number of customers purchasing on the marketplace corresponded to almost 85% of BEES customers in the year ended December 31, 2023.

In LAS, our digital transformation journey is also evolving with the implementation of BEES. In Argentina, more than 75% of B2B customers are purchasing through BEES and more than 90% of the country’s net revenue comes from the platform. The number of customers purchasing on the marketplace corresponded to more than 50% of BEES customers in the year ended December 31, 2023. In Paraguay, 82% of direct and indirect B2B sales are made through BEES, with fully digital buyers representing 70% of the total number of customers in the year ended December 31, 2023. In Bolivia, 47% of direct and indirect B2B sales are made through BEES, with fully digital buyers representing 42% of the total number of customers in the year ended December 31, 2023.

In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of full digital operation, with 89% of B2B customers already making purchases through the platform, and more than 97% of the country’s net revenue already coming from BEES in 2023. We are also exploring the BEES marketplace in the country, offering 15 different categories and 300 SKUs to our customers from December 31, 2023. In Panama, we also continued implementing BEES, which reached more than 100% of the country’s net revenue, in the year ended December 31, 2023, coming from the platform.

Our Weaknesses, Obstacles and Threats

The weaknesses, obstacles and threats to us, our business and financial condition are related to the realization of one or more adverse scenarios contemplated in our risk factors, occurring together. For more information, see the items “4.1 Risk Factors” and “4.3 Market Risks” of this Reference Form.

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1.3 - Information related to the operating segments

(a) Goods and services sold

The Company’s activities are carried out through four operating segments, as disclosed in its financial statements: Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada. In the last fiscal year, the Company’s revenues were the outcome mainly of operations involving the production and marketing of beer, soft drinks and other non-carbonated drinks, malt and byproducts.

(b) Income from the segment and its share in the Company’s net income

The table below features a few highlights of the financial information per business segment for the year ended as of December 31, 2023:

Net revenue from sales (in thousands of reais, except %)
	Fiscal year ended December 31, 2023	% Contrib.	Fiscal year ended December 31, 2022	% Contrib.	% Variation
Brazil	46,361.7	58.1%	42,635.7	53.5%	8.7%
Beer Brazil(1)	38,985.9	48.9%	35,857.8	45.0%	8.7%
NAB Brazil(2)	7,375.8	9.3%	6,777.9	8.5%	8.8%
CAC(3)	10,044.8	12.6%	9,440.3	11.8%	6.4%
Latin America South	13,797.2	17.3%	17,371.2	21.8%	-20.6%
Canada	9,533.2	12.0%	10,261.7	12.9%	-7.1%
Ambev Consolidated	79,736.9	100.0%	79,708.8	100.0%	0.0%

(1)   Company’s beer and “future beverages” operation in Brazil.

(2)   Non-alcoholic beverages.

(3)   Beer and soft drinks operation in Central America and the Caribbean.

(c) Profit or loss resulting from the sector and its share in the Company’s net income

Net income (in thousands of reais, except %)
	Fiscal year ended December 31, 2023	% Contrib.	Fiscal year ended December 31, 2022	% Contrib.	% Variation
Brazil	10,116.7	67.6%	10,342.9	69.5%	-2.2%
Beer Brazil(1)	8,682.4	58.0%	9,071.4	60.9%	-4.3%
NAB Brazil(2)	1,434.2	9.6%	1,271.5	8.5%	12.8%
CAC(3)	1,959.6	13.1%	1,689.4	11.3%	16.0%
Latin America South	1,801.4	12.0%	1,922.8	12.9%	-6.3%
Canada	1,082.9	7.2%	936.2	6.3%	15.7%
Ambev Consolidated	14,960.4	100.0%	14,891.2	100.0%	0.5%

(1)   Company’s beer and “future beverages” operation in Brazil.

(2)   Non-alcoholic beverages.

(3)   Beer and soft drinks operation in Central America and the Caribbean.

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(a) Characteristics of the Production Process

Beer

The basic manufacturing process for most beers is linear, involving, however, significant knowledge in quality and cost control. The most important stages are mash and fermentation, followed by aging, filtering, and packaging. Although the malted barley (malt) is the main ingredient, other grains, such as unmalted barley, maize, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and to the type of beer.

The first step in the mashing process is the production of the mash, blending the malt with hot water and gradually heating it to about 75°C in mixing tanks to dissolve the starch and transform it into a mixture called “mash,” comprising maltose and other sugars. The grains used are filtered and the liquid, now called “wort,” is boiled. At this point, hops are added, giving the beer its special bitter taste and flavor and helping to preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and to extract the flavor from the hops. The product is then cooled using a heat exchanger. The hopped wort is saturated with air and oxygen, essential for the creation of yeast at the next stage.

Yeast is a microorganism that consumes the sugars contained in the mash, generating alcohol and CO2. This fermentation process takes 5 to 11 days to be completed, after which the wort is finally transformed into beer. Different types of beer are produced using different yeast filtering processes and wort compositions. In some varieties of yeast, the cells reach the top at the end of the fermentation process. Alcoholic beverages and wheat beers are made this way. Pilsen beers are produced using yeast cells that settle to the bottom.

During the maturation process, the liquid is cleared by the precipitation of yeast and other particles. Additional filtering clears beer further. Maturation varies according to the type of beer and may take up to three weeks to be completed. After this period, the beer is ready for bottling in kegs, cans, or bottles.

Soft drinks

Soft drinks are made by mixing water, flavored concentrate, and sugar or sweetener. Water is processed to eliminate the mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, artificial and concentrated sweeteners. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, distributing the product to consumers requires packaging such as PET or glass bottles, aluminum cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need to own unique equipment or technologies to carry it out.

Non-Alcoholic and Non-Carbonated Beverages

The non-alcoholic and non-carbonated beverage production process begins with the dissolution of the sugar at the amounts described in the preparation formulation, and of simple syrup in fresh, dechlorinated water in stainless steel tanks, with homogenization. The syrup is heated and transferred, via piping, to the plate filter and then cooled by a plate exchanger. Bottling begins with the dissolution, in the product preparation tank, of the citric acid and mineral salts previously dissolved in dechlorinated water. Flavoring is then added at the amount provided for in the formulation. All of these steps take place under homogenization. To ensure the product’s microbiological preservation, it is subjected to flash pasteurization and packaged aseptically to, then, be labeled and boxed. The Company currently uses specific indicators to measure productivity and efficiency, such as: extract loss; carbon dioxide balance; water consumption; infusorial earth consumption, and heat energy consumption. The technology used in the non-alcoholic and non-carbonated beverage manufacturing process is common to the market, with no need for unique equipment or technologies to carry it out.

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Installed capacity

For illustrative purposes, we report that, in 2023, the Company’s total beer and non-alcoholic beverages production capacity was 259.2 million hectoliters per year. In 2023, the Company’s beer and non-alcoholic beverages production totaled 178.9 million hectoliters.

Maintenance

The Company’s equipment maintenance process is carried out at least annually, always in a reverse cycle to production peaks.

Risks inherent to the process

The risks inherent to the production process and distribution that may lead to activity shutdowns, such as fire, explosions, labor strikes, among others, exist, but the impacts of such occurrences are minimized in the Company’s operations. For example, if there is an unexpected shutdown of a plant, we can transfer production to another plant with no loss to supply in most cases. However, in the period of the greatest use of the capacity due to business seasonality, the Company may experience some loss due to the loss of part of the sales volume, but this will have no significant impact on its results. In addition, all of the Company’s plants and distribution centers hire insurance for the event of accidents.

Productivity indicators

There are several productivity, efficiency and quality indicators in the beverage industry, such as water consumption, energy, extract use, among others. The Company establishes internal goals that approach the results of such indicators. Water consumption per hectoliter of beverage was reduced by 50.00% in the last 20 years. In 2023, the Company saved about 35 thousand m³ of water per month on our operations, only with reused water, which is used in industrial processes. The improvement in the performance indicators in 2023 was mainly due to the use of new technologies, together with the Company’s management system, standardizing learning and replicating best practices.

(b) Characteristics of the distribution process

i.       Brazil

Beer distribution is an important feature in this market since the retail channel is fragmented into approximately one million points of sale. On December 31, 2023, the Company’s distribution was structured in two separate ways, namely: (i) network of exclusive third-party distributors, involving 165 operations; and (ii) the owned direct distribution system, involving more than 96 distribution centers across most Brazilian regions and using outsourced logistics without their own fleet of trucks. The owned direct distribution centers, as well as the factories, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers.

The soft drink and non-alcoholic and non-carbonated beverage segment products are sold through the same distribution system used for beer, as described above.

ii.       Central America and the Caribbean

The distribution system on the Central America and the Caribbean market comprises direct distribution and third-party distributor operations. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. Direct distribution is done through outsourced logistics, with the exception of the Dominican Republic, which has its own truck fleet.

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According to our estimates, we currently lead the beer market in Panama. In Panama, the distribution systems covers direct and third party distribution operations. The own direct distribution centers, as well as plants, belong to the Company or to its subsidiaries and count on an own sales team to access several sales channels. The third-party distribution networks do not have corporate relationship with the Company and have their own sales team. In addition, our sales may be performed directly by the Company for some larger clients. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed.

In the Central America operations, including Guatemala, El Salvador, Honduras and Nicaragua, beer is sold predominantly in returnable bottles at small retail stores. The Company markets the Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden brands, which are distributed through the distribution system belonging to The Central America Bottling Corporation, (“CBC”), together with the CBC soft drink portfolio. CBC has its own fleet of trucks.

The Company and CBC, the PepsiCo bottler anchor in Central America, agreed to establish a joint venture in which the Company and CBC are each holders of half of the capital of Ambev Central America, whose goal is collaboration in manufacturing, importing, distributing, marketing, and selling of beverages, especially beer, in Guatemala and other Central American countries.

Operations through Outsourced Distributors

We also sell Brahma, Budweiser, Bud Light, Michelob Ultra, Stella Artois, Corona, Modelo Especial, Becks, Leffe and Hoegaarden, through outsourced distributors in Costa Rica, Nicaragua, Puerto Rico, Venezuela and Trinidad and Tobago.

iii.       Latin America South

The Company distributes its products in all countries where it operates in Latin America South (Argentina, Bolivia, Chile, Paraguay and Uruguay) through direct distribution and also outsourced distributors. Provided that, in 2023, in Chile, 100% of our beer volume was distributed through an exclusive outsourced distributor. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company and have their own sales teams to access the points of sale, which are determined for each distributor and direct distribution, according to their geographical location. In addition, the sale can be made directly from the factory to a few larger customers.

iv.       Canada

The Company’s distribution system in Canada is structured in different ways across the country, varying according to the specific characteristics of each region. Logistics is organized based partly on outsourced and partly on owned trucks.

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Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we have, in partnership with other breweries, a retail and distribution company established in 1927 named Brewers Retail Inc., operating as The Beer Store, or TBS. In 2015, we completed a new Master Framework Agreement, or MFA, with the government of Ontario that specifies, contractually, TBS’ functions as a beer retailer and distributor.

According to the MFA, TBS continues to be the main retailer for packages larger than those with six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores belonging to the government of Ontario, continues to sell beer. Most LCBO stores are restricted to selling packages containing six or fewer bottles or cans of beer. According to the MFA, up to 450 grocery stores will also hold a license to sell beer in packages of six or fewer bottles or cans of beer. The MFA entered in force on January 1, 2016 and with an initial term of 10 years, subject to renewal for successive periods of five years, except in case of termination of the agreement, after the initial term, as provided for in the MFA.

In December 2023, the government of the Province of Ontario provided notice that the MFA would not be renewed and announced its intention to expand the sale of beer and certain other alcoholic beverages in Ontario to the convenience channel, while also expanding the number of grocery licenses to sell beer. In connection with the announcement, a non-binding term sheet was signed between TBS and the government of the Province of Ontario setting out non-binding principles reflecting features of a new marketplace for beer sales in Ontario. These principles are intended to clarify features of the new system, including what elements of the existing system will be retained through at least January 1, 2031. The principles include: (i) TBS retaining retail operations through to at least January 1, 2033, (ii) TBS continuing to be the primary distributor to existing channels and new stores through at least January 1, 2031, (iii) TBS continuing to provide recycling services, and (iv) maintaining current regulations in Ontario prohibiting trade spend in the new retail channel.

The ownership of TBS is available to all qualified breweries based in Ontario. The Board of Directors of TBS, consisting of 15 members, has the following composition: four directors appointed by Labatt; four directors appointed by Molson; four independent directors who were initially appointed by a committee represented jointly by the Province of Ontario, Labatt and Molson, and are currently appointed by a majority vote of the independent acting directors; two directors appointed by shareholder-breweries (excluding Labatt and Molson) that have sales in TBS above 50,000 hectoliters per year; and one director appointed by shareholder-breweries based in Ontario with sales in TBS of less than 50,000 hectoliters per year.

TBS operates as a self-financing corporation in a base of balanced cash flow, according to which the fees are charged based on volume for the services provided to breweries. The nature of TBS’ activities requires compliance with laws and regulations and supervision of the Province of Ontario and its agents, the Alcohol and Gaming Commission of Ontario, or AGCO, and the LCBO. The Liquor Licensing and Control Act and its regulations are administered by the AGCO, which is an Ontario provincial regulatory agency reporting to the Ministry of the Attorney General and affiliated with the Ministry of Finance. The Province of Ontario and its agents, the AGCO and LCBO, oversee all aspects of the beverage alcohol sector.

Distribution in Quebec

Quebec is the Canadian province with the second highest consumption of beer. In this province, there are no exclusive rights for beer sales and sales channels for consumption, both within and outside of the establishments are mostly composed of private stores. SAQ, a liquor store controlled by the government, sells a few select beer brands that are not available in the private retail system.

The Company (and its competitors) sells its products in Quebec through a direct sale and distribution system.

Distribution in the Western Provinces

Molson and Labatt hold stakes in Brewers Distributor Limited, which operates a beer distribution network mainly in the four western provinces of British Columbia, Alberta, Manitoba, and Saskatchewan and three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provinces markets there are both private retail stores (such as Alberta, British Columbia, and Saskatchewan) and government-controlled stores (such as British Columbia and Manitoba).

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Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia, and Prince Edward Island) through (1) government-controlled distribution and retail networks in the provinces of Nova Scotia, New Brunswick, and Prince Edward Island; and (2) private distributors in Newfoundland.

(c) Characteristics of the markets of operation, in particular:

(i) Share in each of the markets

(ii) Conditions of competition in the markets

i.       Brazil

The beer market in Brazil

In Brazil, the two main packaging presentations are (i) standardized, returnable glass bottles, widely available in 300-milliliter and 600-milliliter formats, sold in bars for on-premises consumption, as well as in supermarkets for off-premises consumption, and (ii) 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premises consumption.

According to our estimates, in 2023, we were the market leader in Brazil in terms of beer sale volumes, mainly through our three main families of brands: Skol, Brahma and Antarctica. Our closest competitor is Heineken.

Distribution represents an important characteristic in this market, as the retail channel is fragmented into approximately one million points of sale. On December 31, 2023, our distribution was structured under two separate branches, comprising: (1) our network of exclusive third-party distributors, involving 165 operations, and (2) our proprietary direct distribution system, involving 96 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.

In the non-alcoholic beer segment, we operate mainly through Brahma 0.0%, which, according to our estimates, is currently the leader in the Brazilian non-alcoholic beer segment, and Budweiser zero, which was launched in 2023.

Future Beverages

Some of our products extend beyond the typical beer consumption occasions, such as the family of beverages Beats and Mike’s, which are developed for new occasions and consumer groups when beer is not present. Our portfolio Nutrl, Cutwater, Palm Bay and Mike’s, in Canada, and Dante Robino wines, in Argentina and Brazil, add to our broad portfolio of Future Beverages, a market that we have analyzed in different regions and countries.

The non-alcoholic beverages (NAB) market in Brazil

The NAB market in Brazil covers various segments, including soft drinks, bottled water, sports and energy drinks, coconut water, powdered and natural juices and iced tea. The soft drink segment is the most significant for our business, representing approximately 91% of the volume of our NAB unit, in 2023, and 86% of the affordable market. The most relevant formats for the category are the non-returnable 1 and 2-liter PET bottles, which are mainly sold in supermarkets, for domestic consumption and the non-returnable 350-ml aluminum can is also an important package for our business, being sold mainly in off-trade channel (for example, supermarkets) and on-trade channel (for example, bars and restaurants).

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Our main competitor on this market is The Coca-Cola Company. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” B Brands compete mainly in price, usually being sold at a lower price than our products.

According to our estimates, the leading soda flavors in Brazil are: (1) cola (with 56% of the market in 2023), (2) guaraná, (3) orange and (4) lime. In the “cola” segment, Pepsi Cola is the second best-selling brand, which is sold under our exclusive production and bottling agreements with PepsiCo., while, in the “non-cola” segment, we lead the market with Guaraná Antarctica. The sugar-free soda market is growing within the soda market and our main brands in this segment are: H2OH!, Pepsi Black (both sold under license from PepsiCo) and Guaraná Antarctica Zero. Between 2022 and 2023, we have launched new formulas to maximize the flavor of Pepsi Black and Guaraná Zero, which improved our presence in the segment. Our NAB portfolio also includes brands such as Gatorade, on the sports drinks market, and Lipton Ice Tea, on the iced tea market, also sold under license from PepsiCo, and, in the segment of energetic drinks, Fusion, a proprietary brand, and Red Bull, which is sold according to an exclusive distribution agreement.

ii.       Central America and the Caribbean

The market in Central America

In Guatemala, the main packages are the 12-oz (+- 340-ml) cans and 16-oz (+- 453-ml) cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company owned by local investors. According to our estimates, the total annual sales volume of the beer market in Guatemalan was of 5.7 million hectoliters in 2023.

In the countries where we operate in Central America, we sell our Brahva, Budweiser, Bud Light, Michelob Ultra, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden beer brands, which are distributed through the CBC’s distribution network, jointly with the CBC’s soft drink portfolio.

According to our estimates, we are currently the leader in the beer market in Panama. The main packaging is the 285-ml bottles, 355-ml cans and 355-ml bottles, and our main beer brands in Panama are: Balboa ICE, Balboa, Atlas Golden Light, Atlas and Budweiser. Our main competitor in Panama’s beer market is Baru. According to our estimates, the total annual sales volume of the beer market in Panama was of 3.1 million hectoliters in 2023. Our operation in Panama also produces and trades soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main distributed brands. In Panama, the annual sales volume of the soft drink market was 2.3 million hectoliters in 2023.

The beer market in the Caribbean

In Cuba, our primary packaging is the 355-ml can. We also sell Bucanero, Cristal and Mayabe, local Cuban brands. According to our estimates, the total annual sales volume on the Cuban beer market was approximately 2.9 million hectoliters in 2023. Our main competitor in Cuba is the imported beer (more than 100 global brands) and, in 2023, a new brewery began its operations locally producing the brand Parranda in PET format.

In the Dominican Republic, the annual sales volume on the beer market was 4.9 million hectoliters in 2023, according to our estimates. The main packaging on the Dominican beer market is the returnable 650-ml and 355-ml glass bottles, predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic, after our acquisition of CND, with a portfolio of leading brands, such as Presidente, Presidente Light, Brahma Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic comprises primarily direct distribution operations.

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In Barbados, the total annual sales volume on the beer market was 0.13 million hectoliters in 2023, according to our estimates. We are the market leader in terms of sales volume, according to our estimates, with brands such as Banks and Deputy, which are produced locally by Banks (Barbados) Breweries Ltd. The main packaging in Barbados are the 250-ml and 275-ml returnable glass bottles.

The soft drink market in the Caribbean

According to our estimates, the total annual sales volume on the Dominican soft drink market was approximately 3.9 million hectoliters in 2023. The main packaging on the Dominican soft drink market is the returnable half-liter bottle, which is predominantly sold in small retail stores. Ajegroup, which adopts a low-price strategy, has the leadership of the Dominican Republic Soft Drink Market, followed by The Coca-Cola Company, represented by Bepensa. According to our estimates, Ambev currently is the third competitor in that market in terms of sales volume.

Our main soft drink brands in the Dominican Republic are Red Rock, Pepsi Cola and Seven UP, all marketed under an exclusive bottling agreement with PepsiCo. Our distribution system in the Dominican Republic comprises both direct distribution operations and third-party distributors.

iii.       Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

On December 31, 2023, we were present in more than 300 thousand points of sale throughout Argentina, both directly and through our exclusive third-party distributors.

The beer market in Argentina

According to our estimates, the total annual sales volume on the Argentine beer market was approximately 20.8 million hectoliters in 2023. With a population of approximately 46 million people, Argentina is the largest and most important market for beer in Latin America South.

In Argentina, 39% of our beer volume was distributed directly by us, in 2023, and 61% by exclusive third-party distributors. Our main package in Argentina is the returnable 1-liter glass bottle, which accounted for approximately 51% of our sales in 2023.

According to our estimates, consumption in bars and restaurants accounted for 7% of beer volumes in Argentina, in 2023, and the consumption outside establishments, including sales in supermarkets, represented 19.3% of the beer volume. The main consumer channels in volume in Argentina are kiosks and small stores.

Our main beer brands in Argentina are Brahma, Quilmes Clásica and Budweiser. According to Scentia, we are the leading beer producer in Argentina and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The soft drink market in Argentina

According to our estimates, in 2023, the annual sales volume on the Argentine soft drink market was approximately 49 million hectoliters. In Argentina, 51% of our soft drink volume was distributed directly by us and 49% was distributed by exclusive third-party distributors, in 2023. Non-returnable bottles accounted for 80% of our soft drink sales in Argentina, in 2023.

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We are the exclusive Pepsi bottlers in Argentina, and our most important soft drink brands in that country are Pepsi-Cola and Seven-Up. According to Scentia, we were the second player in the Argentine soft drink market, in 2023, only behind The Coca Cola Company.

The beer market in Bolivia

According to our estimates, the total annual sales volume on the Bolivian beer market was approximately 4.0 million hectoliters in 2023. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory, and tax policies.

In Bolivia, 50% of our beer volume was distributed directly by us and 50% was distributed by exclusive third-party distributors in 2023. Our main package in Bolivia is the returnable 620-ml glass bottle, which accounted for approximately 36% of our sales in 2023.

Our most important beer brands in Bolivia are Paceña, Taquiña, and Huari. According to estimates, we are the beer production leader in Bolivia.

The soft drink market in Bolivia

In March 2009, we acquired 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., from SAB (through Quinsa), becoming the exclusive Pepsi bottler in Bolivia.

According to our estimates, in 2023, the annual sales volume on the Bolivian soft drink market was approximately 10.1 million hectoliters. From our total volume of soft drinks in Bolivia, in that same year, 87% was distributed directly by us and 13% was distributed by exclusive third-party distributors, while all our soft drink sales in that country, in 2023, were made in non-returnable bottles.

The market in Chile

According to our estimates, the total annual sales volume on the Chilean beer market was approximately 11.2 million hectoliters in 2023. Beer consumption in Chile has increased almost every year since 2009, except in 2017, 2022 and 2023. Our most important beer brands in Chile are Corona, Budweiser, Becker, Stella Artois and Cusqueña.

We are the second beer producer in Chile, according to our estimates, and our main competitor and the leader in the country is Compañia Cervecerías Unidas S.A.

In 2015, we became the exclusive distributor of the Corona brand in Chile and, since January 2016, we have also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

The market in Paraguay

According to our estimates, the total annual sales volume on the Paraguayan beer market was 5.0 million hectoliters in 2023, excluding smuggling.

The beer market in Paraguay has traditionally distinguished itself from the Southern Cone countries in some respects, because (1) beer does not face significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has been facing strong competition from imported brands, which account for a far higher market share in Paraguay than in neighboring countries; and (3) our products’ seasonality is lower due to warmer weather throughout the year.

In Paraguay, 68% of our beer volume was distributed directly by us and 32% by exclusive third-party distributors in 2023. Our main package in Paraguay is the 940-ml returnable glass bottle, which accounted for approximately 46% of our sales in 2023.

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Our most important beer brands in Paraguay are Brahma, Ouro Fino, Skol, Bud 66 and Pilsen, with a leading market position in the country in 2023, according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

The beer market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan beer market was approximately 1 million hectoliters in 2023. Our Latin America South business unit conducts its beer and soft drink activities in Uruguay from a facility based in that country.

On June 1, 2023, in Uruguay, we implemented the “Route to Market Project”, resulting in 100% of our beer volume being distributed through exclusive third-party distributors. Previously, from January to May 2023, 21% of our beer volume was distributed directly by us and 79% was distributed by exclusive third-party distributors. Our main package in Uruguay is the returnable 1-liter glass bottle, which accounted for 51% of our sales in 2023.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leading market position in 2023, according to our estimates.

The soft drink market in Uruguay

According to our estimates, in 2023, the total annual sales volume on the Uruguayan soft drink market was 3.2 million hectoliters.

In Uruguay, 39% of our soft drink volume was distributed directly by us, in 2023 and 61% was distributed by exclusive third-party distributors. Non-returnable bottles accounted for 97% of our soft drink sales in that country, in 2023. Our most important brand in Uruguay is Pepsi-Cola, and our main competitor is The Coca-Cola Company.

iv. Canada

Beer market in Canada

Our business segment in Canada is represented by Labatt’s operations, which include the sales of domestic beer brands, and of ABI, a portfolio of mixed beverage and cider brands.

According to our estimates, Labatt is the leader in the Canadian beer market. The main packaging presentations in this country is the 355-ml and 473-ml aluminum cans, sold predominantly in retail stores owned by the private and public sector as well as private establishments for on-site consumption. Our main competitor in Canada is Molson, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light and Michelob Ultra and Busch (manufactured and sold under a license from the ABI subsidiary, Anheuser-Busch, Inc., or Anheuser-Busch), and Corona Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee. Our distribution system in Canada is structured in different ways across the country, as explained in more detail below.

Other Canadian Markets

The ready to drink (RTD) industry in Canada dropped to one digit in 2022 and 2023, after two years of unprecedented growth. Labatt’s RTD portfolio in Canada includes Nutrl, Cutwater, Bud Light Seltzer, Palm Bay brands and the brand group Mike.

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Other factors that influence the behavior of the Company's operating markets

Tax benefits

The Company has state and federal tax incentives included in certain industrial development programs in the form of subsidies, financing, deferral of tax payments or partial reductions in the amount due. These programs aim to promote the increase of job generation, regional decentralization, in addition to complementing and diversifying the industrial matrix. Grace periods, fruition and reductions vary according to the program and are provided for in the tax legislation in force.

Level of competition

The Company’s operating market is not characterized by the presence of a monopoly, with several market participants. The beverage market is marked by the presence of several brands and products, with high cross-elasticity and low consumer loyalty to specific brands, which results in a high degree of rivalry between companies and competition, mainly through prices, but also some level of differentiation in terms of innovation, advertising and quality of the products and services provided.

Dependence on technology

Our business model is dependent on information technology systems to process, transmit and store large amounts of electronic data. A significant portion of the communication between our people, customers and suppliers depends on information technology. We depend on information technology to be able to operate efficiently and interface with customers, as well as to maintain internal management and controls.

Use of concessions and franchises

The Company has no concessions that are currently relevant to the development of its activities. The Company is a franchiser of the following franchises in the bar and beverage trade segment: Quiosque Chopp Brahma, Chopp Brahma Express, Pit Stop, Central de Bebidas, Choperia N° 1, Bar do Urso and Refúgio Patagônia.

(d) Possible seasonality

For illustrative purposes, we report that beverage sales in the Company’s markets are seasonal. Overall, sales are higher during the summer and major holidays. Therefore, in the Southern Hemisphere (Brazil and Latin America South), the overall sales volume is higher in the fourth quarter due to early summer and year-end festivities. In Canada, the sales volume is higher in the second and third quarters due to the summer season in the region. The table below demonstrates this, showing the Company’s sales volume per quarter and business unit:

	2023 Quarterly Volumes
	(percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2023
Brazil	24.0%	22.8%	24.9%	28.4%	100.0%
Beer Brazil(1)	23.8%	23.0%	24.9%	28.3%	100.0%
NAB Brazil(2)	24.4%	22.2%	24.7%	28.8%	100.0%
CAC(3)	22.5%	24.3%	25.7%	27.5%	100.0%
Latin America South	27.7%	19.3%	23.1%	29.9%	100.0%
Canada	21.0%	28.9%	27.5%	22.5%	100.0%
Ambev Consolidated	24.5%	22.5%	24.7%	28.4%	100.0%
(1)	Company’s beer and future beverages operation in Brazil
(2)	Non-alcoholic beverages
(3)	Beer and soft drink operation in Central America and the Caribbean.

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(e) Main inputs and raw materials, informing:

(i) Description of the relationship with suppliers, including whether they are subject to government control or regulation, with an indication of the agencies and the respective applicable legislation

(ii) Possible dependence on few suppliers

(iii) Possible volatility in prices

The COVID-19 pandemic had significant changes in consumer behavior and channel dynamics as governments imposed restrictions that varied in terms of scope and intensity in response to the virus spread. As out-of-home consumption occasions increased in 2023, the demand for glass bottle packaging increased significantly, pressuring the supply chain and generating punctual product shortages.

Beer

The main raw materials used in the Company’s manufacturing process are malt, non-malted cereals, hops, and water.

Malt and Barley

Malt is widely available and our malt needs are met by domestic and international suppliers, as well as our own six malting facilities. In the case of our beer operations in South America (Brazil and LAS), approximately 75% of our malt needs are supplied by our own malting facilities located in southern Brazil, Argentina and Uruguay, in 2023.

To meet the rest of the malt demand, our main supplier is Cooperativa Agroindustrial Agrária, located in the State of Paraná, Brazil. Malt market prices are volatile and depend on the quality and level of production of the global barley crop, as well as on the intensity of demand.

The barley used in our malting facilities is purchased directly from farmers in South America. Barley prices depend on the local winter harvest markets, the wheat prices on the major world markets and the barley quality during the harvest.

To avoid the impact of short-term volatility in barley and malt prices on our production costs, we have entered into futures contracts or financial instruments.

Hops

There are two types of hops used in beer production: the varieties that give beer its bitter taste, usually imported from the United States, and the hops responsible for the distinctive aroma of beer, usually imported from Europe and part of our local production in Argentina. A few international suppliers concentrate hops industry, such as the Barth-Haas Group and Hopsteiner.

Unmalted Cereals

Unmalted Cereals are purchased from national suppliers, the most relevant being Ingredion, Cargill Agrícola and Arrozeira Pelotas. These cereals are cultivated in different regions of Brazil and are generally widely available.

To avoid the impact of short-term volatility in corn price on our production costs, we have entered into financial instruments.

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Water

Water represents a small portion of our raw material costs. We supply our need for water from various sources such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our factories and from utilities. We monitor the quality, taste, and composition of the water we use, treating it to remove impurities, and we observe our strict quality standards and regulations. Due to technological advances, we have continuously reduced our water consumption per hectoliter produced.

Non-alcoholic beverages

The main raw materials used in our manufacturing process are concentrate (including guaraná extract), sugar, sweetener, fruit juices, water, and carbon dioxide gas. Most of these materials are procured from local suppliers.

Guaraná Fruit

We have 1,070 hectares of land that supplies us with 5 tons of Guaraná seeds (roasted beans) per year, or about 2% of our needs, and the remainder is currently purchased directly from farmers and their organizations in Maués. The remainder is purchased directly from independent farmers in the Amazon region, as well as in other regions in Brazil where guaraná is available. Our property’s focus is to provide Guaraná seeds to local farmers and promote sustainable guaraná in the Amazon region. About 14 thousand seeds are donated each year.

Concentrates

The Company has a concentrate facility in northern Brazil, which produces the concentrates required for it to meet the need to produce its own Guaraná Antarctica brand, among others. Concentrates for Pepsi soft drink products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional procurement entity. We use sugar in soft drinks mainly in Brazil, Argentina, Bolivia, Uruguay and the Caribbean. The Company has derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.

Juices

Orange, lemon, grape, apple and other juices used in our soft drinks and juices are purchased in Brazil. We use lemon and grapefruit juice in soft drinks in Argentina and Uruguay. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, Litoral Citrus and San Miguel.

Others

The Company procures all of the fruit juice, pulp, and concentrates it uses to manufacture its fruit-flavored soft drinks from local suppliers.

Packaging

Packaging costs include the cost of the glass and PET bottles, aluminum cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard, as well as other materials. To mitigate the impact of short-term volatility in aluminum prices and prices of other packaging materials on our production costs, we have entered into derivative instruments. We also have set a fixed price for the period, according to the prevailing macroeconomic conditions for some materials.

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In April 2008, we started operating a glass bottle production plant in Rio de Janeiro, which we expanded in November 2015. Such unit has an annual production capacity of approximately 255 thousand tons of glass and, in 2023, such facility met approximately 35% of our glass needs in Brazil.

We have supply agreements for most packaging materials. The choice of packaging materials varies by cost and availability in different regions as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly supplied on a regional basis by global companies, while our glass packages are supplied by several suppliers, both regionally and globally. Also, in September 2020, we opened our can factory in the state of Minas Gerais, which has the capacity to produce 2.5 billion cans a year. Our can factory met approximately 14% of our can needs, in 2023, in Brazil.

We acquired our beer and soft drink labeling mostly from our local suppliers; in Brazil, most of our beer label needs are met by a print shop belonging to FAHZ, which is operated by us under a lease agreement. Plastic closures are purchased mainly regionally, and the PET pre-forms are purchased mainly regionally, both from local and global suppliers. The metal caps in Brazil come mainly from our vertical operation in Manaus, Arosuco. Such manufacturers also supply some of our other operations in Latin America.

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1.5 – Main customers

(a) Total amount of revenues from the client

Not applicable, since the Company did not have any customer who accounts for more than 10% of its total net revenue in the fiscal year ended on December 31, 2023.

(b) Operating segments affected by revenues from the customer

Not applicable, since the Company did not have any customer who accounts for more than 10% of its total net revenue in the fiscal year ended on December 31, 2023.

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1.6 - Relevant effects of state regulation

Below is the information on the material effects of state regulation of the Company’s activities.

(a)       Need for government authorizations to perform the activities and history of relationship with the government administration to obtain such authorizations

Several Company operations are subject to regulation and local government supervision, including (i) labor laws; (ii) social security laws; (iii) public health, health surveillance, product regulation, consumer and environmental protection laws; (iv) securities laws, (v) competition defense laws; and (vi) foreign exchange laws. In addition, there are regulations to (a) ensure health and safety conditions in beverage production, bottling, and distribution, and (b) impose restrictions on beer consumption advertising.

Environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the Company’s operating procedures with environmental laws and regulations regarding, among other issues, the emission of gaseous and liquid effluents, use of water resources; and (ii) the environmentally appropriate final disposal of solid waste.

The Company has at its disposal competent and trained professionals with knowledge about the demands and requirements imposed by regulatory agencies and who have allowed it to keep valid the licenses and authorizations necessary for the proper functioning of its operations and a positive history with securing and/or renewing the licenses and authorizations required for its activities.

Health Regulation

In Brazil, within the health regulatory level, the activities performed by the Company’s premises, especially the manufacture, transportation and sale of beverages, are subject to the control, inspection and regulation of Brazilian government authorities.

At the federal level, the main government authorities responsible for controlling, inspecting and regulating beverage-related issues are the Ministry of Agriculture, Livestock and Supply (“MAPA”) and the National Health Surveillance Agency (“ANVISA”).

In general, Brazilian legislation on beverages is divided into two segments: (i) rules referring to wine and grape and wine by-products, as provided for in Law No. 7,678/88 and Decree No. 8,198/2014; and (ii) rules referring to other beverages, as provided for in Law No. 8,918/94 and Decree No. 6,871/09. In addition, the additives and technology aids authorized in each beverage are defined in specific ANVISA legislation, and supplementary rules published by MAPA must be observed.

Additionally, Law No. 6,839/80 provides that the performance of certain activities also requires the registration of the Company’s premises in the relevant Professional Council (e.g., Professional Council of Chemistry and Professional Council of Engineering and Agronomy), together with the presence of a professional legally qualified.

At the state, district and/or municipal level, the local health surveillance departments (“Local VISA”) are responsible for supervising health actions, working together with the federal health control, in a decentralized manner.

Therefore, companies that intend to carry out activities with products subject to health control and inspection (i.e., activities related to beverages) must also adhere to the Local VISA regulations where the premises are located.

The performance of such activities contrary to the applicable health regulations may subject the offender to the following penalties: (i) warning; (ii) partial or total interdiction of the premises; (iii) cancellation of regulatory licenses; (iv) seizure, disable, interdiction, suspension of sales, suspension of manufacture and/or cancellation of product’s registration; and/or (v) a fine of up to R$1,500,000.00, provided that the amount determined by the government authority will depend on the seriousness of the infraction and may be doubled in case of recidivism.

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Specific Regulation on Privacy and Data Protection

The rules on privacy and data protection in the world have evolved in recent years, in order to establish more objective rules on how personal data can be used by organizations.

In August 2018, with the enactment of Law No. 13,709/18 (Brazilian General Data Protection Law - “LGPD”), practices related to the processing of personal data in Brazil started to be regulated in a general way, through a system of rules on the topic that impacts all sectors of the economy. The LGPD aims to protect the fundamental rights of freedom, privacy, and the free development of the personality of natural persons, creating an environment of greater control by individuals over their data and greater responsibilities for organizations that process such personal data, bringing new obligations to be observed. The scope of application of this law covers all activities of processing personal data, including in an online environment, and extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted, provided that: (i) the processing of personal data takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services, or to process data from individuals located in Brazil; or (iii) the data owners are located in Brazil at the time their personal data is collected.

In addition, the LGPD establishes, among other measures, (i) the cases that authorize the processing of personal data (legal bases); (ii) the rights for personal data owners; (iii) the data controller’s duty of transparency; (iv) rules related to information security incidents involving personal data; (v) requirements and obligations related to the transfer and sharing of data, with a special ruling related to the international transfer of data; and (vi) administrative sanctions in case of non-compliance with the law. The LGPD also creates the National Data Protection Authority (“ANPD”), responsible for drawing up guidelines and applying administrative sanctions in case of non-compliance.

As a result of our business activities, we hold large volumes of personal data, including that of employees, distributors, customers and consumers. Therefore, we developed and implemented a privacy governance structure in order to comply with the LGPD and improve some of the existing guidelines. We also implemented security measures to protect databases and prevent cyber-attacks, thereby reducing the risk of exposure to data breaches and information security incidents. In addition, we take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes.

(b)       Main aspects related to compliance with legal and regulatory obligations connected to environmental and social issues by the issuer

General environmental issues

As mentioned above, the environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the operating procedures with environmental laws regarding, among other issues, the emission of gases, release of liquid effluents, use of water resources; and (ii) the disposal and environmentally appropriate final destination of solid waste.

The Company has established a target policy that monitors the continuous evolution of its eco-efficiency, the Environmental Management System, in order to have control measures for environmental aspects inherent to the activities and ensure business sustainability. Such a system has been in use for more than 20 years and is present at all plants.

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The Company also manages raw material use (such as raw materials, packaging, power and water) in the production process in order to ensure the conscious use of natural resources, reduce the organic load for disposal and improve productivity.

The monitoring of validity and compliance with technical conditions of licenses and permits is performed through the management system within the periodic routine at the Company’s manufacturing units and distribution centers, in accordance with standardized procedures for obtaining and renewing said documents, according to the legal requirements.

Solid Waste Management

Law No. 12,305/10, which established the National Solid Waste Policy (“PNRS”), contains important instruments to allow facing the main environmental, social and economic problems arising from the improper handling of solid waste. Said law provides for the (i) prevention and reduction of waste generation, with a set of instruments to promote increased recycling and reuse of solid waste, and environmentally appropriate disposal of waste and environmentally appropriate final destination of residues; (ii) establishment of planning instruments; and (iii) imposition that waste generators prepare their Solid Waste Management Plans (PGRS).

The concept of waste management, established herein by federal rule, observes the following order of priority: non-generation, reduction, reuse, recycling, solid waste treatment and environmentally appropriate final destination of residues.

Solid waste, due to its nature, may generate impacts on the atmosphere, soil, groundwater and ecosystem, throughout its life cycle, whether on the premises of the undertaking site or, mainly, on its final disposal site.

Considering that the Company is subject to Federal Law No. 12,305, as well as state and municipal laws that regulate the issue of waste in its operating locations, whenever required by law, the Company adopts, implements and operates the management of its waste in compliance with the PGRS of its units, with the purpose of enabling the separation of recyclable and reusable materials, and properly disposing of hazardous and non-reusable waste.

PGRS is a document that may be part or independent of the environmental licensing process, based on the principles of non-waste generation and minimization of waste generation, which points out and describes the actions related to its management, contemplating aspects regarding generation, separation, packaging, collection, storage, transport, recycling, treatment and final disposal, as well as protection of public health and the environment.

Moreover, the Company constantly seeks to reduce the generation of solid waste in its processes and to promote recovery, reuse, recycling, and composting. In 2023, we kept reusing and correctly disposing more than 99% of the byproducts generated by the beverage production process.

Likewise, the Company take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality-control programs for materials, production process and their final products, as well as procedures to correct issues or concerns detected.

Retention of third parties to execute any of the phases of solid waste management, such as environmentally appropriate final disposal, does not exempt the principal from liability for any environmental damage caused by the contractor. The Company may be held jointly and severally liable with these third parties for the recovery and/or indemnification of damages caused to the environment and to third parties, and, in theory, would also be exposed in the administrative and criminal levels, depending on its involvement in the disputed acts. The failure by suppliers and service providers to comply with the environmental rules may also expose the Company to reputational risks.

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Therefore, it is essential that there is a joint management of risks inherent to all those involved in the activity development, in order to minimize the risks that may arise due to possible joint and several liability.

Additionally, through shared liability, established by the PNRS, the tasks and costs involved in the different stages of solid waste generation and disposal are spread throughout the chain, to the extent of the liability of each of the parties involved. Thus, manufacturers, importers, distributors and traders of products, whose packaging is made of plastic, glass, paper, cardboard, steel or aluminum, are responsible, according to the terms of the PNRS, for structuring reverse logistics systems that provide for the return of products after use by the consumer.

The improper final disposal of solid waste may affect the environment and human health. Improper disposal, as well as accidents resulting from the transport of this waste, may be a factor causing pollution or contamination and lead to the application of penalties in the administrative and criminal levels. According to the National Solid Waste Policy, the administrative sanctions applicable to the improper management of solid, liquid and gaseous waste, whether or not causing actual pollution, include, without limitation, activity embargo and fines of up to R$ 50 million.

Use of Water Resources

The Company uses water resources from three sources: surface water, underground water and third-party water. In Brazil, Federal Law No. 9,433/1997, which established the National Water Resources Policy, provides that the use of water resources is subject to prior granting of right of use by the Government, whether for the capture of a body of water (even from a water well and/or for public consumption) or for the release of liquid effluents into a body of water, for the purpose of dilution, transport or final disposal.

The Company observes the volumes granted by the Government and the release characteristics as defined by the relevant agencies, considering the limitations to not cause significant adverse impacts on water resources. The release of effluents is defined according to the legislation of each State and country in which the Company operates, observing the regulations established by the relevant environmental agency and carrying out continuous monitoring, in addition to monitoring the water quality of the bodies of water where the treated effluents are released.

It should be noted that all grants will be conditioned to the use priorities established in the Water Resources Plans and shall observe the category in which the body of water is classified, preserving its multiple use. In this regard, the water, an increasingly scarce and material resource, should be used rationally and efficiently, taking into account the collective interest.

Climate changes

The Company independently monitors and audits the inventory of greenhouse gas emissions, which includes direct (scopes 1 and 2) and indirect (scope 3) emissions, in addition to also reporting its emissions data in the Carbon Disclosure Program (CDP), the highest category among the inventories submitted to the Program, which aims to provide transparency to greenhouse gas emissions. In 2023, an independent inventory audit was carried out by Instituto Totum and the Company received the Gold Seal of the Brazilian GHG Protocol Program. For more information, see item 1.9 “h” of this Reference Form.

Regarding climate changes, more restrictive environmental regulations may result in the imposition of costs associated with greenhouse gas emissions, through requirements by environmental agencies or other measures of a regulatory nature or court imposition. Due to concern about the risk of climate changes, a number of countries where the Company operates, including Brazil, have adopted or are considering adopting regulations that seek to encourage the reduction of greenhouse gas emissions. The current regulation on greenhouse gases, or even the regulation that may eventually be approved, shall be observed by the Company.

In order to provide more transparency to its actions related to climate changes, the Company adheres to the Task Force on Climate-related Financial Disclosures (TCFD). This task force, established by the Financial Stability Board, recommends the reporting of effective climate information that may support investment, credit and insurance underwriting decisions, indicating financial exposures to climate risks. These recommendations are divided into four pillars: (i) climate governance, (ii) strategy, (iii) risk management, and (iv) metrics and goals. Understanding the risks and opportunities that the topic provides, the Company incorporates these recommendations as an opportunity to accelerate innovation, create shared value for its company and its stakeholders, involve its consumers and current and future talents in the issues that matter to them.

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Our analysis evaluates different climate risk scenarios to identify related actions, metrics and goals across multiple time horizons. We assess potential risks and opportunities to our business and reputation that may arise from transitional risks, such as regulatory changes, new technologies, evolution of consumer sentiment and market conditions, as well as acute and chronic physical risks. Therefore, we carried out an analysis of our barley supply to assess the possible impacts of climate changes, as well as to identify areas with high production potential, we verified the potential regulatory impact in the countries where we operate, among others. We use a multifaceted approach for our analysis, getting involved with the academy, NGOs, government institutions and industry alliances to understand weather patterns and assess future risks and opportunities.

Social issues

Although the specific regulation on human rights and companies in Brazil is not binding, there is a growing trend towards the proliferation of new normative instruments to provide for obligations to be fulfilled by the companies with regard to the incorporation of respect for human rights throughout the business strategy.

The Resolution of the National Human Rights Council No. 5/2020 offers subsidies for the position to be taken by the companies regarding the treatment of human rights, indicating that the companies are responsible for human rights violations caused directly or indirectly by their activities, which extends throughout their production chains.

The Company has a Human Rights Policy (available at https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/bf8f929e-c40e-cce3-f88e8f19fa71c7d8?origin=2https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f42797662435e/bf8f929e-c40e-cce3-f88e-8f19fa71c7d8?origin=2), in addition to adhering to the Global Responsible Sourcing Policy of Anheuser-Busch InBev, its controlling shareholder (available at https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/52a52e37-c0d3-4662 d94f-e067c80ea3d5?origin=2), through which it establishes a commitment to comply with local legislation, respect human rights, labor standards, health and safety issues, environmental management and business integrity throughout its internal environment and throughout its global supply chain.

Furthermore, the Company has a Code of Conduct (available at https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/bf764459-c89c-ffc2-5504-e4b5fe136278?origin=2), which formalizes the commitment to responsible, ethical, transparent and mutually respectful act among its professionals.

Other regulations on social and environmental issues

Finally, the Company may suffer indirect impacts arising from the regulation of other sectors, such as the recent regulations promoted by the Brazilian Insurance Agency (SUSEP) and by the Central Bank of Brazil (BCB), which determine that insurers, reinsurers, social security entities and financial institutions shall establish mechanisms, criteria and policies that address the management of socio-environmental risks related to their activities and products, also reaching the contractual relationships of these institutions and, consequently, the Company.

(c)       Dependence on relevant patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of activities

As set forth below, we own numerous trademark registrations and domain names that protect our brands and products, and have filed, and expect to continue to file, trademark and patent applications before the relevant intellectual property authorities in the variety of markets in which we conduct our business, always seeking to protect newly developed brands and products. In addition, it is noteworthy that we put in place all necessary measures to protect our portfolio of property assets, including, but not limited to, trademarks, patents and domain names.

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Trademarks

In Brazil, trademarks are visually noticeable distinctive signals that identify and distinguish products and/or services, not encompassing, therefore, sound, gustatory and/or olfactory signals. Law No. 9,279/1996 (“Industrial Property Law”) provides that ownership of a particular brand can only be acquired through registration granted by the National Institute of Industrial Property (“INPI”), the federal authority responsible for registering trademarks and patents, and other industrial property rights in Brazil.

After the approval of the trademark registration by the INPI, the applicant of the trademark becomes the owner thereof, and the applicant is assured the right of exclusive use, throughout the national territory, for a specific period of ten (10) years, renewable for successive equal periods, upon payment of additional fees to the INPI. During the registration process, the person who applied for the registration of a specific trademark has only an expectation of a property right for the identification of its products or services and the right to ensure the material integrity and/or reputation of the required signal.

The Company owns several registrations and trademark applications, filed with the INPI, in the market segment classes in which it operates, which are relevant to the performance of its activities, such as: “Ambev”; “Skol”, “Beats”, “Brahma”, “Brahma Chopp”, “Cervejaria Brahma Duplo Malte Pilsner Malte Munich Cerveja Puro Malte”, “Brahma Black”, “Antarctica”, “Antarctica Sub Zero”, “Cerveja Antarctica”, “Cerveja Original Pilsen – Antarctica”, “Serramalte”, “Bohemia”, “Caracu”, “Liber”, “Beats GT”, “Isla”, “Guaraná Antarctica”, “Guaraná Antarctica Zero”, “Sukita”, “Soda Limonada Antarctica”, “Fusion Energy Drink”, “Cervejaria Colorado Chopp Natural de Ribeirão Preto”, “Cervejaria Colorado”, “Bar do Urso”, “Polar”, “Ama”, “Wäls”, “Bare”, “Citrus Antarctica”, “Do Bem”, “Água Tônica de Quinino Antarctica”, “Zé Delivery”, “Empório da Cerveja”, “Cervejaria Bohemia Fundada em 1853, Petropolis Bohemia Puro Malte”.

Patents

The Company has no patents that currently are relevant to the development of its activities.

Domain Name

A domain name is an identification of autonomy, authority or control within the Internet. Domain names follow Domain Name System (“DNS”) rules and procedures, in such a way that any name registered in DNS is a domain name. In Brazil, the person responsible for registering domain names, as well as administering and publishing the DNS for the “.br” domain and distributing website addresses and maintenance services is Registro.br.

The Company owns numerous domain names registered in Brazil, associated with the brands and products relevant to its activities.

Licenses and Royalties Contracts

Pepsi

The Company has had a long-term agreement with PepsiCo under which the Company holds the exclusive right to bottle, sell, and distribute certain brands in PepsiCo’s soft drink portfolio in Brazil, including PepsiCola, Gatorade, H2OH! and Lipton Ice Tea. According to new terms approved by CADE in December 2018 and in force since January 1, 2019, the referred agreement will remain in effect until December 31, 2027. In addition, the Company is also, through its subsidiaries, PepsiCo’s bottler in Argentina, Uruguay, Bolivia, Panama and Dominican Republic. In 2023, the sales volumes of PepsiCo products represented approximately 34% of total sales of the NAB segment in Brazil, around 53% of total NAB sales in the Dominican Republic, 96% of the entire volume of the NAB segment in Argentina, and 96% of the sales volume of the NAB segment in Bolivia and 99% in Uruguay.

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Red Bull

In addition, in November 2019, the Company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby it now has the exclusive right to sell and distribute certain brands of Red Bull’s portfolio at specific limited points of sale in the on-trade channel in Brazil. The Company has also entered into agreements with Red Bull to distribute its portfolio in some limited channels in Argentina and Dominican Republic.

License Agreements with ABI

The Company and Anheuser-Busch InBev S.A./N.V (“ABI”) adopt general guidelines for defining royalties’ percentages and transfer price applicable to the production, import, distribution, and sale of (a) finished products of ABI and/or its respective subsidiaries by the Company and/or its respective subsidiaries; and (b) finished products of the Company and/or its respective subsidiaries by ABI and/or its respective subsidiaries. With regard to royalties, the applicable percentages are fixed according to each brand positioning in the territories in which they are operated and the duration of the relevant licensing agreement. All applicable metrics, prices and methodologies were established under market conditions, based on a study carried out by an external consulting firm, duly approved by the Governance Committee and the Company’s Board of Directors.

In January 2024, Law No. 14,596/23 became effective and brought changes on corporate income taxes and new rules for transfer pricing. Regulation on other specific sections of the law (i.e., financial transactions, intangibles, royalties etc.) will likely be issued in the near future by the Brazilian Federal Revenue Service (RFB) and may impact the royalty percentages set forth in current agreements executed by the Company, which shall remain compliant with, in addition to the applicable tax legislation, the general guidelines agreed between the Company and ABI and duly approved.

Budweiser

Labatt Brewing Company Limited (“Labatt”) entered into long-term licensing agreements with Anheuser-Busch InBev SA/NV (“ABI”), through which Labatt was granted the exclusive right and license to manufacture, package, sell, distribute, and market a few of ABI’s brands, including the “Budweiser” and “Bud Light” brands in Canada, and the right to use ABI trademarks for these purposes. The agreements remain in force until January 2098 and are renewable by either party for a second term of 100 years. In 2023, the products related to ABI brands sold by Labatt accounted for approximately 61% of its total sales volume. Company estimates currently indicate that “Budweiser” is the best-selling brand, while “Bud Light” is the third brand with the most sales in terms of volume in Canada.

The Company has a license agreement with ABI, through which it has exclusive production, distribution, and marketing rights for “Budweiser” in Brazil and in Argentina. The Company also has sales and distribution agreements for these brand products “Budweiser” in Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and some other countries in the CAC, in addition to Uruguay, Chile and Bolivia.

Stella Artois, Becks and Brahma

The Company and ABI have also been parties to a reciprocal licensing agreement, whereby the Company is authorized to manufacture, bottle up, market, and distribute beer under the “Stella Artois” and “Beck’s” brands in Latin America and Canada, exclusively, and ABI is allowed to produce, bottle up, market, and distribute beer under the “Brahma” brands in Europe, Asia, Africa, and the United States, also exclusively. Ambev agreed not to produce, directly or indirectly, bottle, distribute, sell or resell any other European premium beer brand in Latin America, and ABI agreed to have the same restrictions related to any other Latin American premium beer in Europe, Asia, Africa and the United States. As a result, in June 2005, “we launched Stella Artois” in Brazil, and, since March 2005, ABI has been distributing the brand Brahma in the United States and in various countries, such as United Kingdom, Spain, Switzerland, Finland and Greece.

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Corona

The Company has a licensing agreement with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly known as Grupo Modelo S.A.B. de C.V.), an ABI subsidiary, to produce, import, promote, and resell Corona products (Corona Extra, Corona Light, Coronita, Corona Sunbrew, Pacifico and Negra Modelo) in Brazil, Argentina, Chile and other countries in Latin America, as well as in Canada.

We also have a licensing agreement with Modelo Group to produce, distribute and sell Modelo Especial and Corona Extra in Guatemala, and to produce, distribute and sell Modelo Especial in Dominican Republic.

Spaten

We also have a licensing agreement with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten in Brazil and in Canada. We also have certain agreements to sell and distribute Spaten products in Uruguay.

Michelob and Goose Island

We also have some other agreements that allow us to sell and distribute Michelob Ultra, Michelob and Goose Island in Brazil, Argentina, Chile, Uruguay, Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and some other countries in the CAC, as well as in Canada.

Cutwater and Nutrl

We also have licensing agreements that allow us to produce, promote, advertise and sell Cutwater in Canada, and that allow ABI to produce, promote, advertise and sell Nutrl in the United States.

(d)       Financial contributions, indicating the respective amounts, made directly or through third parties:

(i) In favor of holders or candidates for political offices

The Company, its managers and controlling shareholder did not make any financial contributions in favor of holders or candidates for political offices for the benefit of the Company.

(ii) In favor of political parties

The Company, its managers and controlling shareholder did not make any financial contributions in favor of political parties for the benefit of the Company.

(iii) To fund the exercise of activity of influence in public policy decisions, particularly in the content of enactments

The Company, its managers and controlling shareholder did not make any financial contributions aiming such purpose.

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1.7 - Relevant revenues in the issuer’s home country and abroad

(a) Revenue from clients attributed to the issuer’s country of origin and its share in the issuer’s total net revenue

Net revenues from clients attributed to the country where the Company’s headquarters are located totaled R$ 46,361.7 million for the fiscal year ended December 31, 2023, representing 58.1% of its consolidated total net revenue.

(b) Revenue from clients attributed to each foreign country and its share in the issuer’s total net revenue

For the fiscal year ended December 31, 2023, net revenue from the countries that integrate Latin America South (except Brazil) totaled R$ 13,797.2 million, representing 17.3% of the Company’s total net revenue. Net revenues from Canada totaled R$ 9,533.2 million, representing 12.0% of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$ 10,044.8 million, representing 12.6% of the Company’s total net revenue.

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1.8 - Effects of Foreign Regulation

Below is the information on the material impacts arising from the foreign regulation on the Company’s business.

Government restrictions on beer consumption on the markets where the Company operates vary from one country to another and, in some cases, from a local region to another. The most relevant restrictions are:

•	The laws of each country or province determine a minimum age for alcohol consumption, established by the government (the age for beer consumption varies between 18 and 21 years), or in some countries, laws impose time limits during which liquor sales are allowed.

•	A few local and federal governments require that retail stores secure special licenses to sell alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada.

•	Some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance of schools, hospitals and other areas, as well as impose certain restrictions regarding the time of sale and consumption of such products in public places and private clubs.

•	In some Canadian provinces, selling beer outside bars and restaurants is only allowed in government-owned points of sale or licensed stores. In Ontario, Canada’s most populous province, the sale of beer outside bars and restaurants is limited to only three channels, according to regulation of The Alcohol and Gaming Commission of Ontario: Liquor Control Board of Ontario, a government-owned company, The Beer Store, a company jointly controlled by Labatt and other 33 breweries, and of eligible licensed stores.

•	Some local governments in Canada set a minimum price for beer sales (referred to as Social Reference Price or SRP). There is a SRP for each package size and the SRP may vary from one province to another.

Many governments also impose restrictions on beer divulging, which may affect, among other things, (i) the media channels used, (ii) the content of advertising campaigns, and (iii) the time and places where beer can be advertised.

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1.9 - Environmental, Social and Corporate Governance (ESG) Information

(a) If the issuer discloses ESG information in an annual report or other specific document for this purpose

The Company publishes its “Annual and Sustainability Report”, in which it discloses the integration of its strategy, aligned to ESG aspects (Environmental, Social and Governance), on its World Wide Web website.

(b) The methodology or standard followed in the preparation of this report or document

The Company’s “Annual and Sustainability Report” follows the updated and internationally recognized guidelines of GRI – Global Reporting Initiative and of SASB - Sustainability Accounting Standards Board. In addition, the Company considers the “AA 1000SES - Accountability Stakeholder Engagement Standard” standard in the process through which it engages its stakeholders for defining the material issues of the sustainability strategy.

(c) If this report or document is audited or reviewed by an independent entity, identifying such entity, if applicable

The “Annual and Sustainability Report” for the year 2023 was audited by an independent entity, which is Grant Thornton Auditores Independentes Ltda., regarding the compliance with the GRI, SASB and AA1000SES standards, indicated in item (b) above.

(d) The page on the World Wide Web where the report or document can be found

The socio-environmental information disclosed by the Company can be found on: https://www.ambev.com.br/ESG/ and on its Investor Relations website: https://ri.ambev.com.br/relatoriospublicacoes/relatorios-anuais-e-sustentabilidade.

(e) If the report or document prepared considers the disclosure of a materiality matrix and key ESG performance indicators, and what are the material indicators for the issuer

The “Annual and Sustainability Report” for the year 2023 disclosed the updated materiality matrix of the Company. The preparation of the materiality matrix considered the analysis of global, sectoral and thematic documents on the various aspects of sustainability and ESG management; opinion survey with the main stakeholders (employees, third parties, suppliers, shareholders, Ambev ecosystem participants, third sector representatives, journalists, influencers and customers); and in-depth interviews with the leadership. The following topics are understood as material: (i) sales, marketing and responsible consumption; (ii) water stewardship; (iii) packaging disposal, reuse and recycling; (iv) ethics, compliance and governance; (v) energy; (vi) occupational safety and health; (vii) user trust and safety; (viii) innovation; (ix) values and culture; (x) diversity, equity and inclusion; (xi) climate and biodiversity protection; and (xii) socio-environmental impacts on the supply chain.

Furthermore, the Company adopts material indicators that demonstrate its performance in the evolution of the ESG theme. The table below presents the status, as of December 31, 2023, of key performance indicators related to our 2025 sustainability ambitions:

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		BRAZIL	LAS	CAC	CANADA	AMBEV	Ambition 2025	Status 2023
WATER Steward.	Watersheds & Forests (High risk sites in monitoring phase as per 7-Step charter1)	100%	0%	-	-	72.7%	100%	In line
	AMA (Number of people benefitted)	1,000,000	-	-	-	1,000,000	1,000,000	Achieved
CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	100%	90.5%	78.6%	92.5%	95.7%	100.0%	In line
	GHG Emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	8.9%	27.2%	62.3%	7.4%	19%	25.0%	In line
	GHG Emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	40.1%	41.8%	+20.9%	40.2%	34.2%	-	In line
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	43.6%	44.0%	44.3%	40.7%	43.6%	≥ 50.1%	In line
	Aluminum(% of aluminum used that was recycled)	78%	76.7%	48.2%	68.4%	75.2%	≥ 50.1%	Achieved
	Plastic (PET)(% of plastic used that was recycled)	54.8%	8.4%	30.4%	-	40.3%	≥ 50.1%	In line
SUSTAINABLE AGRICULTURE	Skilled producers[2]	98%	90%	-	-	92%	100.0%	In line
	Connected producers[3]	99%	100%	-	-	100%	100.0%	In line
	Financially empowered producers[4]	98%	100.0%	-	-	99%	100.0%	In line

(1)    > The ABI Global Methodology of 7-Steps consists of: > (i) engagement; (ii) problem identification/prioritization; (iii) solutions agreed; (iv) plan implementation; (v) governance; (vi) communication; and (vii) monitoring.

(2)    Producer must have (i) access to varieties of crops approved by Ambev for production, (ii) technical protocol for production, (iii) at least two technical visits during the culture cycle.

(3)    Producer must be registered in Portal Agro, SmartBarley platform or another similar platform (e.g., ManejeBem etc.).

(4)    Producer has access to the tools to reduce production risks (e.g., agricultural insurance, specific financing etc.).

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(f) If the report or document considers the Sustainable Development Goals (SDGs) established by the United Nations and what are the material SDGs for the issuer’s business

The information regarding ESG aspects covered in the annual reports takes into account the UN Sustainable Development Goals (“SDGs”). Thirteen of the seventeen SDGs are directly or indirectly incorporated into Ambev’s business strategy and operations, being selected from the materiality matrix mentioned in item 1.9 (e) above: SDG 2 – Zero hunger and sustainable agriculture; SDG 3 – Health and well-being; SDG 4 – Quality education; SDG 5 – Gender equality; SDG 6 – Drinking water and sanitation; SDG 7 – Clean and affordable energy; SDG 8 – Decent work and economic growth; SDG 9 – Industry, innovation and infrastructure; SDG 11 – Sustainable cities and communities; SDG 12 – Responsible consumption and production; SDG 13 – Action against global climate change; SDG 15 – Life on Earth; and SDG 17 – Partnerships and means of implementation.

(g)       If the report or document considers the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) or financial disclosure recommendations from other well-known entities that are related to climate issues

The “Annual and Sustainability Report” for the year 2023 considers the recommendations of the TCFD.

(h)       If the issuer carries out inventories of greenhouse gas emissions, indicating, if applicable, the scope of inventoried emissions and the page on the World Wide Web where additional information can be found

The Company monitors greenhouse gases and adopts an inventory that includes direct (scopes 1 and 2) and indirect (scope 3) emissions, encompassing all its production units, including all breweries and soft drink plants, verticalized plants (glass, stopper, labeling, extract and syrup), malting plants and distribution Centers in all countries where it operates and its value chain.

To support decision-making related to climate issues, the Company prepares an inventory of greenhouse gas emissions in accordance with the principles and guidelines provided by the GHG Protocol Corporate Accounting and Reporting Standard. The assessment methodology considers industry-specific standards – Beverage Industry Sector Guidance for Greenhouse Gas Reporting (BIER, 2013). Other guidelines used to measure emissions are the rules of the environmental footprint category of the product for beer from the European Commission (2016), the product lifecycle accounting and reporting standard of the GHG Protocol (2011) and PAS 2050:2011 (BSI, 2011) for the assessment of GHG emissions from the lifecycle of goods and services.

In 2023, the inventory was audited by Instituto Totum, which confirmed both the system and the reliability of the reported data. Our inventory is available in the Ambev’s Annual and Sustainability Report, in the Public Registry of Emissions on the Brazilian GHG Protocol Program website https://registropublicodeemissoes.fgv.br/. Information related to the GHG emission inventory can also be found in the Company’s Annual and ESG Report available at https:// https://ri.ambev.com.br/.

(i)       Explanation of the issuer on the following conduct, if applicable:

(i)       Failure to disclose ESG information

Not applicable, as the Company discloses ESG information.

(ii)       Failure to adopt a materiality matrix

Not applicable, as the Company adopts and discloses its materiality matrix.

(iii)       Failure to adopt ESG key performance indicators

Not applicable, as the Company adopts ESG key performance indicators.

(iv)       Failure to audit or review disclosed ESG information

Not applicable, as the Company discloses audited ESG information.

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(v)       Failure to consider the SDGs or failure to adopt recommendations related to climate issues, issued by the TCFD or other well-known entities, in the disclosed ESG information

Not applicable, as the socio-environmental information addressed in the annual reports takes into account the UN Sustainable Development Goals (SDGs) and the recommendations for climate disclosures issued by the Task Force on Climate-Related Financial Disclosures (TCFD).

(vi)       Failure to carry out inventories of greenhouse gas emissions

Not applicable, as the Company carries out a GHG emission inventory, encompassing scopes 1, 2 and 3.

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1.10 - Government-controlled company information

(a)       Public interest that justified its creation

Not applicable, considering that the Company is not a government-controlled company.

(b)       Issuer performance in compliance with public policies, including universalization goals, indicating:

(i)       Government programs executed in the previous fiscal year, those defined for the current fiscal year and those expected for the next fiscal years, criteria adopted by the issuer to classify this action as being developed to meet the public interest indicated in letter “a”

(ii)       With regard to the aforementioned public policies, the investments made, incurred costs and the origin of the funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions; and

(iii)       Estimate of the impacts of the aforementioned public policies on the issuer’s financial performance or statement that an analysis of the financial impact of the aforementioned public policies was not carried out

Not applicable, considering that the Company is not a government-controlled company.

(c)       Price formation process and rules applicable to the setting of tariffs

Not applicable, considering that the Company is not a government-controlled company.

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1.11 - Acquisition or disposal of relevant asset

Not applicable, as there was no acquisition or disposition of assets that does not fall within the normal operation of the Company and that has not been mentioned in item 1.12 of this Reference Form in the last fiscal year.

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1.12 – Corporate operations/Capital increase or reduction

There was no merger, spin-off, consolidation, material stock merger or capital decrease operations involving the Company in the last fiscal year.

The Company’s capital increase operations in the last fiscal year are indicated below. More detailed information on such capital increases can be found in the following documents, available on the Company’s Investor Relations page at ri.ambev.com.br:

(i)	Capital increase by private subscription, of 3,616,433 common shares, in the total amount of R$ 47,411,436.63, occurred on April 25, 2023, pursuant to the minutes of the meeting of the Company’s Board of Directors held on April 25, 2023; and
(ii)	Capital increase by private subscription, of 3,824,052 common shares, in the total amount of R$ 48,106,574.16, occurred on April 25, 2024, pursuant to the minutes of the meeting of the Company’s Board of Directors held on April 25, 2024.

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1.13 - Shareholders’ Agreement

The Company has a Shareholders’ Agreement filed at its principal place of business, in force since July 2, 2019 (“2019 Shareholders’ Agreement”). The full 2019 Shareholders’ Agreement can be found on the Company’s investor relations page at ri.ambev.com.br.

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1.14 - Significant changes in the conduct of business

Not applicable, as there were no significant changes in the way the Company’s business is conducted in the last fiscal year.

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1.15 - Relevant agreements entered into by the issuer and its subsidiaries

No material agreement was entered into by the Company or its subsidiaries that was not directly related to its/their operating activities in the last fiscal year.

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1.16 - Other relevant information

Sustainability Governance

The Company has a Human Rights Policy, which expresses its commitment to respect human rights in its global operations and in the value chain and are in line with the principles of the United Nations Global Compact.

The Company also adopts the Anheuser-Busch InBev’s (controlling shareholder) Global Responsible Sourcing Policy, which outlines the approach and commitment to respect human rights, labor rules, health and safety issues, environmental management and business integrity throughout the global supply chain.

Finally, the Company also has a Code of Conduct, applicable to all its employees, which shall serve as the basis for all decisions taken by the Company. In this regard, the Code of Conduct sets forth principles that should be rigorously complied with by its employees, such as commitment to a high standard of environmental performance, occupational health and safety, as well as business practices that do not violate human rights and that align with international standards of responsible business conduct.

In 2021, the Company established its ESG Committee, a non-statutory decision-making body to advise the Statutory Executive Board of Officers and not associated to the Board of Directors, with the authority to address material environmental, social and governance topics to the Company.

Also, all of the Company’s top leadership has variable compensation associated to the goals related to material sustainability aspects, as detailed above.

For more information on diversity, equity and inclusion, see items 7 and 10 of this Reference Form.

In addition to the foregoing, there is no other material information regarding this item 1.

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2. Comments from the Management

Introduction

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to fiscal year that ended December 31, 2023 and 2022. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by the Brazilian Securities Exchange Commission - CVM.

The terms “Vertical Analysis” and “Variation” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

The information under this item 2 must be read and analyzed together with our consolidated accounting statements, available at our website (ri.ambev.com.br) and at the CVM’s website (www.gov.br/cvm).

2.1       The Management should comment on:

(a)        General equity and financial conditions

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2023, the Company had, in its current assets, a total of R$ 36,563.1 million, with R$ 16,336.2 million in cash, cash equivalents and financial investments of the Company. The current liabilities as of December 31, 2023, amounted to R$ 41,004.9 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 0.89x. Its positions of cash, cash equivalents and current financial investments net of bank overdraft and cash, cash equivalents and current financial investments net of debt[1] were R$ 16,336.2 million and R$ 12,835.1 million, respectively. The indebtedness indicator of net debt/EBITDA[2] was -0.50.

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

(in million of Reais)	12/31/2023
Total Current Assets	36,563.1
Total Current Liabilities	41,004.9
Net Working Capital Ratio (CA-CL)	(4,441.8)
Net Cash of Bank Overdrafts	16,336.2
Cash Net of Debt	12,835.1

[1]	The cash net of bank overdrafts position is represented by the balances of cash, cash equivalents and current financial investments being deducted the balance of bank overdraft. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.
[2]	The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

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12/31/2023
Current Liquidity Ratio	0.89
Indebtedness Indicator (Net Debt / EBITDA)	(0.50)

(b) Capital structure

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	2023
	R$ million	%
Third-Party Financing(1)	52,500.3	40
Equity(2)	80,143.8	60

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: as of December 31, 2023 –60% of equity and 40% of third-party financing.

(c) Payment capacity in relation to financial commitments undertaken

(in million of Reais)	12/31/2023
Total debt	3,501.1
Short-term debt	1,298.1
Total current assets	36,563.1
Cash, cash equivalents and current financial investments	16,336.2
Current liquidity ratio	0.89x
Cash net of debt	12,835.1

Considering the Company’s debt profile, as described in 2.1(f) below (total debt of R$ 3,501.1 million as of December 31, 2023, of which R$ 1,298.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 36,563.1 million), cash, cash equivalents and current financial investments (R$ 16,336.2 million), current liquidity ratio (0.89x) and cash net of debt (R$ 12,835.1 million), all as of December 31, 2023, indicated in 2.1 (a) above, the Officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the Officers believe that the Company has capacity to do so.

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(d) Sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2014 and, in the opinion of the Company’s Officers, there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

(e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. On December 31, 2023, the Company had a Baa3 risk credit by Moody`s and BBB+ by S&P.

(f) Levels of indebtedness and characteristics of debts, even describing:

(i) Relevant financing and loan agreements

Please, find below additional information related to fiscal year that ended December 31, 2023:

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate in Local Currency Leasing agreements in Brazil; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2023, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2023

Debt Instruments (in million Reais)	2024	2025	2026	2027	2028	After	Total
BNDES debt
Par Value	1.2						1.2
TJLP or TR + Average Pay Rate	3.7%	3.7%					3.7%
International Debt
Other Latin-American currencies – fixed rate	124.6	144.8	38.9	36.1	61.2		405.6
Average Pay Rate	11.48%	11.48%	11.48%	11.48%	11.48%		11.48%
US dollar – fixed rate	0.0						0.0

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Average Pay Rate	14.0%						14.0%
US dollar – floating rate
Average Pay Rate
Canadian dollar – floating rate
Average Pay Rate
Canadian dollar – fixed rate	130.1	125.6	101.0	93.5	30.1		480.3
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%		5.6%
Debt in Reais - ICMS fixed rate
Par Value	136.3	151.5	114.8	4.1	-0.4	9.3	415.7
Average Pay Rate	4.0%	4.0%	4.0%	4.0%	4.0%		4.0%
Debt in Reais - fixed rate
Par Value	892.5	469.5	290.8	203.0	96.4	121.1	2,073.3
Average Pay Rate	11.2%	11.2%	11.2%	11.2%	11.2%		11.2%
Debt in Reais - floating rate
Par Value
Average Pay Rate
Total indebtedness	1,298.1	906.1	561.6	354.4	206.6	174.5	3,501.1

(ii) Other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations, and guarantee agreements, which are not individually relevant.

(iii) Subordination degree among the debts

In year ended December 31, 2023, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral or are unsecured.

(iv) Any restrictions imposed to the issuer, especially concerning the limit of indebtedness, and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing.

(ii) going-concern.

(iii) maintenance, in use or in good condition for the business, of the Company's assets.

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets.

(v) disclosure of accounting statements and balance sheets.

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(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

The Company did not sign any relevant loan or financing agreement with cross default clause.

As of December 31, 2023, the Company was in compliance with its material (financial or not) contractual obligations for its loans and financings, not having on the abovementioned date financial covenants that limit or restrict new indebtedness.

(g) Borrowing limits contracted and percentages utilized

As of December 31, 2023, the Company had loans with BNDES, FINEP, leasing agreements and loans with private banks in the amount of R$ 3,501.1 billion. Of this total, 100% are being used.

(h) Significant changes to items of the income and cash flow statements

INCOME STATEMENT

Comparative analysis of Operational Results as of December 31, 2023 and December 31, 2022

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume and percentages*)

	2023	Vertical Analysis	2022	Vertical Analysis	Variation 2023/2022
Net revenue	79,736.9	533.0%	79,708.8	535.3%	0.0%
Cost of sales	(39,291.6)	-262.6%	(40,422.1)	-271.4%	-2.8%
Gross profit	40,445.3	-270.3%	39,268.8	-263.8%	-2.9%

Distribution expenses	(10,750.6)	-71.9%	(11,395.3)	-76.5%	-5.7%
Sales and Marketing expenses	(7,412.5)	-49.5%	(7,337.4)	-49.3%	1.0%
Administrative expenses	(5,273.7)	-35.3%	(5,236.8)	-35.2%	0.7%
Other operational income (expenses)	2,028.9	13.6%	2,513.9	16.9%	-19.1%
Costs arising from business combination
Restructuring	(109.4)	-0.7%	(101.7)	-0.7%	7.5%
Effect of application of IAS 29 (hyperinflation)	(2.3)	0.0%	(8.2)	-0.1%	-71.7%
State Amnesty	-	0.0%	-	0.0%
COVID-19 Impacts	-	0.0%	(16.7)	-0.1%	-100.0%
Write-Off of Investments	-	0.0%	(16.6)	-0.1%	-100.0%
Distribution agreement	(94.7)	-0.6%	-	0.0%	100.0%
Income from operations	18,831.1	125.9%	17,687.9	118.8%	6.5%

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Finance expenses	(6,280.1)	-42.0%	(7,892.2)	-53.0%	-20.4%
Finance income	2,670.3	17.8%	4,469.0	30.0%	-40.2%
Net finance result	(3,609.8)	-24.1%	(3,423.2)	-23.0%	5.5%

Share of result of joint ventures	(185.4)	-1.2%	(29.1)	-0.2%	537.0%
Income before income tax	15,035.9	100.5%	14,235.7	95.6%	5.6%

Income tax expense	(75.5)	-0.5%	655.6	4%	-112%
Net income	14,960.5	100.0%	14,891.3	100.0%	0.5%
Attributed to:
Controlling interests	14,501.9	96.9%	14,457.9	97.1%	0.3%
Non-controlling interests	458.5	3.1%	433.3	2.9%	5.8%

* Discrepancy in the sums of the amounts is due to rounding.

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Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding years ended December 31, 2023 and 2022:

(In million Reais, except for volume and percentages*)

	2023					2022
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	46,361.7	10,044.8	13,797.2	9,533.2	79,736.9	42,635.7	9,440.3	17,371.2	10,261.7	79,708.8
Cost of sales	(23,516.1)	(5,035.1)	(6,657.3)	(4,083.1)	(39,291.6)	(22,736.8)	(4,860.8)	(8,553.1)	(4,271.4)	(40,422.1)
Gross profits	22,845.6	5,009.7	7,139.9	5,450.1	40,445.3	19,898.9	4,579.4	8,818.1	5,990.3	39,286.8
Administrative, sales and marketing expenses	(14,468.8)	(1,931.2)	(3,463.8)	(3,573.0)	(23,436.8)	(13,522.0)	(1,999.9)	(4,421.4)	(4,026.1)	(23,969.4)
Other operational income (expenses)	1,892.5	26.3	95.0	15.1	2,028.9	2,361.4	(52.9)	192.7	12.8	2,513.9
Exceptional items	(137.8)	(17.9)	(47.6)	(3.1)	(206.4)	(34.5)	(16.1)	(60.5)	(32.2)	(143.3)
Profit from operations	10,131.5	3,086.9	3,723.5	1,889.1	18,831.1	8,703.8	2,510.5	4,528.9	1,944.8	17,687.9

(1) It includes the Company’s direct operations in Central America and the Caribbean: Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and Panama.

(2) It includes the Company’s operations in South Latin America: Argentina, Bolivia, Chile, Paraguay and Uruguay.

Net revenue

For more information about the sales net revenue, see section 2.2 (b).

Cost of sales

The total cost of products sold decreased 2.8% in year ended December 31, 2023, reaching R$ 39,291.6 million, compared to R$ 40,422.1 million in the same period in 2022. As a percentage of the Company’s net revenue, the total cost of products sold decreased to 49.3% in 2023, in relation to 50.7% in 2022.

Cost of products sold per hectoliter

	Year ended December 31
	2023	2022	% Variation
	(in Reais, except for percentages)
Brazil	186.0	180.2	3.2%
Brazil Beer(1)	208.1	199.5	4.3%
NAB(2)	124.2	123.6	0.6%
CAC	413.6	412.4	0.3%
LAS	184.7	224.3	(17.6%)
Canada	452.4	442.9	2.2%
Company Consolidated	213.9	217.6	(1.7%)

(1) It includes beer and “beyond beer” operations of the Company in Brazil.

(2) It includes non-alcoholic beverages operations of the Company in Brazil.

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Operations in Brazil

The total cost of products sold of the Company’s Brazilian operations increased 3.4% in year ended December 31, 2023, reaching R$ 23,516.0 million in relation to R$ 22,736.8 million in the same period in 2022. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 3.2% in 2023, reaching R$ 186.0/hl in relation to R$ 180.2/hl in 2022.

Beer Operations in Brazil

The cost of products sold in the beer operations in Brazil increased 3.3%, reaching R$ 19,377.7 million in year ended December 31, 2023. The cost of products sold, per hectoliter, increased 4.3%, amounting to R$ 208.1/hl, mainly explained by higher commodity prices with barley price increase being partially offset by favorable aluminum prices, as well as general inflation impacts.

Non-Alcoholic Beverages Operations in Brazil (“NAB”)

The cost of products sold in the NAB operations in Brazil increased 4.2%, reaching R$ 4,138.4 million. The cost of products sold per hectoliter increased 0.6% in 2023, amounting to R$ 124.2/hl, mainly as a result of higher commodity prices with sugar price increase being partially offset by favorable aluminum prices, as well as general inflation impacts.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 3.6% in year ended December 31, 2023, reaching R$ 5,035.1 million in relation to R$ 4,860.8 million in the same period in 2022. The cost of products sold per hectoliter increased 0.3% in 2023, reaching R$ 413.6/hl in relation to R$ 412.4/hl in 2022, driven by higher import costs, coupled with general inflation, partially offset by lower raw material prices in the second half of the year and better package mix especially due to higher share of returnable glass bottles.

Latin America South Operations (“LAS”)

The cost of products sold in LAS operations decreased 22.2% in year ended December 31, 2023, to R$ 6,657.3 million in relation to R$ 8.553,1 million in the same period in 2022. The cost of products sold, per hectoliter, decreased 17.6% in 2023, to R$ 184.7/hl in relation to R$ 224.3/hl in 2022. The primary reason for these reductions was the substantial devaluation of the Argentine peso (ARS) in 2023, which lost more than 350% of its value compared to the previous year. This sharp drop in the peso’s value had a larger impact than the inflation experienced in Argentina throughout 2023, leading to the significant decreases in production costs.

Operations in Canada

The cost of products sold in our operations in Canada decreased 4.4% in year ended December 31, 2023, to R$ 4,083.1 million in relation to R$ 4,271.4 million in the same period in 2022, while per hectoliter, the cost of products sold increased 2.2% in 2023, reaching R$ 452.4/hl in relation to R$ 442.9/hl in 2022. This increase in cost of sales per hectoliter primarily due to a higher unit cost, which resulted from lower production and sales volumes, was more than offset by currency conversion effects.

Gross profit

The gross profit increased 2.9% in year ended December 31, 2023, reaching R$ 40,445.3 million compared to R$ 39,286.8 million in the same period in 2022. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

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	Gross Profit
	2023			2022
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	22,845.6	56.5%	49.3%	19,898.9	50.7%	46.7%
Brazil Beer	19,608.2	48.5%	50.3%	17,092.6	43.5%	47.7%
NAB	3,237.4	8.0%	43.9%	2,806.4	7.1%	41.4%
CAC	5,009.7	12.4%	49.9%	4,579.4	11.7%	48.5%
LAS	7,139.9	17.7%	51.7%	8,818.1	22.4%	50.8%
Canada	5,450.1	13.5%	57.2%	5,990.3	15.2%	58.4%
Company Consolidated	40,445.3	100.0%	50.7%	39,286.8	100.0%	49.3%

Sales and Marketing, Distribution and Administrative Expenses

The sales and marketing, distribution and administrative expenses of the Company amounted to R$ 23,436.7 million in year ended December 31, 2023, compared to R$ 23,969.4 million in the same period in 2022, representing a decrease of 2.2% year on year. The analysis of the sales and marketing, distribution and administrative expenses for each of the business units is as follows.

Operations in Brazil

The sales and marketing, distribution and administrative expenses of the Company’s operations in Brazil amounted to R$ 14,468.8 million in year ended December 31, 2023, compared to R$ 13,522.0 million in the same period in 2022, representing an increase of 7.0% year on year.

Beer Operations in Brazil

The sales and marketing, distribution and administrative expenses of the beer operations in Brazil amounted to R$ 12,247.3 million in year ended December 31, 2023, compared to R$ 11,514.2 million in the same period in 2022, representing an increase of 6.4% year on year, primarily due to higher investments in our brands, which was partially offset by lower distribution and administrative expenses.

NAB Operations in Brazil

The sales and marketing, distribution and administrative expenses of the NAB operations in Brazil amounted to R$ 2,221.5 million in year ended December 31, 2023, compared to R$ 2,008.0 million in the same period in 2022, representing an increase of 10.6% year on year, primarily due to higher investments in our brands and general inflation impacts in logistics and administrative expenses.

Operations in CAC

The sales and marketing, distribution and administrative expenses of the Company’s operations in CAC amounted to R$ 1,931.2 million in year ended December 31, 2023, compared to R$ 1,999.9 million in the same period in 2022, representing a decrease of 3.4% year on year, mainly due to lower logistics expenses, being partially offset by higher investments in our brands and general inflation impacting administrative expenses.

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Operations in LAS

The sales and marketing, distribution and administrative expenses of the Company’s operations in LAS amounted to R$ 3,463.8 million in year ended December 31, 2023, compared to R$ 4,421.4 million in the same period in 2022, representing a decrease of 21.7% year on year, driven mainly by the substantial devaluation of the Argentine peso (ARS) in 2023, which lost more than 350% of its value compared to the previous year. This sharp drop in the peso’s value had a larger impact than the inflation experienced in Argentina throughout 2023, leading to significant decreases in sales, marketing, distribution and administrative expenses.

Operations in Canada

The sales and marketing, distribution and administrative expenses of the Company’s operations in Canada amounted to R$ 3,573.0 million in year ended December 31, 2023, compared to R$ 4,026.1 million in the same period in 2022, representing a decrease of 11.3% year on year, driven mainly by lower logistics expenses resulting from lower volumes and lower investments in our brands.

Other Operational Income (Expenses)

Other operating income decreased by 19.1% in year ended December 31, 2023, from R$ 2,513.9 million in the same period in 2022 to R$ 2,028.9 million. This result is mainly explained by substantial extraordinary tax credits recorded in 2022 with no comparable event in 2023.

Exceptional items

Recurring exceptional items expenses increased by 44.0% in year ended December 31, 2023, from R$ 143.3 million in the same period in 2022 to R$ 206.4 million. Similar to 2022, the expenses recorded in 2023 were mainly due to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS and CAC, as legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed challenging the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained some definitive favorable decisions on the matter, which was already classified as a remote loss.

Operating Income

The operating income increased by 6.5% in year ended December 31, 2023, amounting R$ 18,831.1 million in relation to R$ 17,687.9 million in the same period in 2022.

Net Financial Result

The net financial result of the Company increased by 5.5% in year ended December 31, 2023, reaching R$ 3,609.8 million from an expense of R$ 3,423.2 million in the same period in 2022. This result is mainly explained by higher foreign exchange variation costs and lower benefit arising from the Hyperinflationary Accounting standard in Argentina, being partially offset by lower hedging carry cost related to the foreign exchange exposure in Argentina due to lower hedging position throughout 2023 when compared to 2022.

The total debt of the Company, including current (interest-bearing loans) and non-current debt, decreased to R$ 269.6 million in year ended December 31, 2023, while our amount of cash, cash equivalents and current financial investments, net of bank overdraft, increased to R$ 1,029.6 million in the period.

Income tax and social contribution

The consolidated income tax and social contribution expenses of the Company totaled R$ 75.5 million in year ended December 31, 2023, compared to a credit of R$ (655.6) million in 2022. The effective income tax and social contribution rate in 2023 was 0.5%, compared to an effective tax rate of (4.6%) in 2022. Such increase in our effective tax rate in 2023 was primarily due to an increase in taxation of foreign subsidiaries (TBU) and withholding income tax, coupled with the tax effect of lower payment of interest on net equity in 2023.

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Net Profit

The net profit obtained by the Company in year ended December 31, 2023 was R$ 14,960.5 million, representing an increase of 0.5%, if compared to R$ 14,891.3 million earned in the same period in 2022.

CASH FLOW

Cash Flow for Year Ended December 31, 2023 compared with 2022

(In million Reais, except for volume and percentages*)

			Variation
Cash flow	2023	2022	2023/2022
Cash flow from operating activities	24,711.4	20,642.2	19.7%
Cash flow from investing activities	(5,766.0)	(5,004.1)	15.2%
Cash flow from financing activities	(16,115.2)	(16,337.9)	(1.4)%
Total	2,830.2	(699.9)	504.4%

Operating Activities

The cash flow from the Company’s operating activities increased by 19.7%, reaching R$ 24,711.4 million in year ended December 31, 2023, compared to R$ 20,642.2 million in the same period in 2022, as a result of better management of net working capital. Cash flow from operating activities before working capital and provisions increased by 8.6%, bringing additional R$ 2,069.5 million, reflecting gains in operating results, and more efficient management of net working capital, contributed to a gain of R$ 2,387.7 million compared to the previous year, driven mainly by lower inventory levels.

Investing Activities

The cash flow from the Company’s investing activities increased by 15.2%, reaching R$ 5,766.0 million in year ended December 31, 2023, compared to R$ 5,004.1 million in the same period in 2022, mainly explained by lower net proceeds of debt securities (R$1,276.5 million less in 2023), being partially offset by lower acquisition of property, plant, equipment and intangible assets (R$ 529.0 million).

Financing Activities

The cash flow from the Company’s financing activities decreased by 1.4%, to R$ 16,115.2 million in year ended December 31, 2023, compared to R$ 16,337.9 million in the same period in 2022, mainly driven by higher capital distribution partially offset by lower payments from borrowings.

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2.2. Resultados operacional e financeiro

(a)       Results of the issuer’s operations, in particular:

(i) Description of any material income components

In fiscal year ended December 31, 2023, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, RTDs and non-alcoholic beverages through the operations described in Item 2.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations, as well as the sale of non-Ambev products on the BEES Marketplace in some regions.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

(ii) Factors that materially affect operating income

Focused on improving the operational and financial performance of our business, we have evolved every year, delivering continuous and consistent improvements in our results through the execution of our strategy of (i) leading and expanding the category; (ii) digitalizing and monetizing our ecosystem; and (iii) optimizing our business.

The year 2023 illustrates this dynamic well: (i) the beer industry grew in Brazil (our largest market), reaching its highest historical level, and we continue to lead it through the development of our premium, core plus and core brands; (ii) our digital platforms continued to expand across our core business units; and, finally, (iii) our costs and expenses grew below inflation thanks to the execution of our foreign exchange and commodity hedging policy, as well as greater efficiency in relation to distribution and administrative expenses. As a result, we delivered an organic growth in consolidated adjusted EBITDA of 42.6% (ahead of 2022 growth), with expansion of gross margins and adjusted EBITDA (+240bp and +430bp, respectively).

We sustained the change in sales volume high built in the last three years (with a decrease of 1.1% after the record high reached in 2022), maintained our commercial momentum in Brazil and recovered our performance in Central America and the Caribbean. For the second year in a row, we were the most awarded Brazilian company at the Cannes Festival of Creativity and the winners of the category “Advertiser of the Year” at the Effie Brazil Awards, adding trophies for all our beverage categories – Brahma, Budweiser, Stella Artois and Quilmes for beer, Guaraná Antarctica for non-alcoholics and Mike’s for beyond beer – in addition to Zé Delivery.

In Brazil, premium and super premium brands delivered a growth of approximately 25% for the year, led by Corona, Spaten and Original, with progress in brand health indicators and market share gains, according to our estimates. Our innovations in beyond beer and within a health and wellness trend, such as Budweiser Zero and Stella Pure Gold, also performed positively for the year.

We continued to expand the use of our B2B (Business-to-Business) platform, BEES, by our customers, evolving our level of service (NPS - Net Promoter Score) to record highs throughout the year (+13% vs. 2022). We reached the milestone of 85% of BEES customers also buying non-Ambev products on the BEES Marketplace, which reached Gross Merchandise Value (GMV) of R$ 1.8 billion, 38% higher than the previous year.

On the other hand, our DTC (Direct-to-Consumer) platform, Zé Delivery, also continued its expansion, gaining awareness and increasing its coverage to more than 700 cities, where about 70% of the Brazilian population lives. The platform reached 5.7 million Monthly Active Users (MAU), adding up to more than 60 million orders in 2023 and with GMV growing 8% vs. 2022.

In the non-alcoholic beverage business, our volume grew 3.6% for the year, reaching a record high, highlighted by the performance of isotonic (Gatorade) and energy drinks, as well as our diet-light-zero brands – in particular, Pepsi Black, Guaraná Antarctica Zero and H2OH!. As a result of our focus on reducing the sugar content in our portfolio, we delivered a reduction of more than 17% compared to 2022 and approximately 25% compared to 2021.

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In our international operations, we continue to face challenges, although we have improved, compared to 2022 results, in most of our business units. In Latin America South, volume decreased 5.5% mainly due to the impacts of high inflationary pressures on overall consumer demand in Argentina. Despite an unfavorable macro scenario, we maintained our beer market share stable in the country, according to our estimates. In addition, our strategy focused on generating cash flow in U.S. dollars, with the reduction of hedging levels and exposure to costs and expenses linked to the U.S. dollar, made us better prepared to navigate the depreciation of the Argentine peso that occurred in the second half of the year, particularly in December. In addition, our operations in Paraguay and Bolivia delivered positive volume performances for the year, led, in Paraguay, by a high-single-digit growth in the premium and core plus segments, and, in Bolivia, by the performance of the brand Paceña. In Chile, our premium and core plus brands gained weight in 2023, driven by Corona and Quilmes, respectively.

In Central America and the Caribbean, we delivered volume growth (+3.3%) and adjusted EBITDA (+22.0%) for the year (in organic terms), with expansion of gross margins and adjusted EBITDA (+150bp and +350bp, respectively). The region’s performance was led by the Dominican Republic, where the improvement in the macroeconomic scenario, coupled with the consistent execution of our commercial plan, resulted in volume growth in the premium and core segments, mainly driven by Corona and the Presidente family brands, respectively.

Finally, in Canada, we delivered an organic growth in adjusted EBITDA of 2.7% despite a volume decrease of 6.4%, primarily due to the decline in the beer industry. On the commercial side, our premium and core plus brands grew a low-single-digit, led by Corona and the Michelob Ultra family, and the health of these brands also evolved year on year. In addition, our B2B platform has continued to expand in the country, and is now present in the provinces of Newfoundland, Quebec and Saskatchewan, bringing convenience to our customers and fostering the increase of our NPS in these regions.

(b) Relevant income variations ascribed to the introduction of new products and services, and changes in volumes, prices, foreign exchange rates and inflation.

Net Revenue – Year ended December 31, 2023 compared to 2022

Net revenue remained relatively stable for year ended December 31, 2023, to R$ 79,736.9 million in relation to R$ 79,708.8 million in the same period in 2022, as a consequence of a decrease of 1.1% in sales volume, partially offset by an increase of 1.2% in net revenue per hectoliter, with increases in Brazil and CAC offsetting decreases in Latin America South and Canada, according to the tables below.

	Net revenue
	Year ended December 31
	2023		2022		% Variation
	In million Reais, except for percentages
Brazil	46,361.7	58.1%	42,635.7	53.5%	8.7%
Beer Brazil	38,985.9	48.9%	35,857.8	45.0%	8.7%
NAB	7,375.8	9.3%	6,777.9	8.5%	8.8%
CAC	10,044.8	12.6%	9,440.3	11.8%	6.4%
LAS	13,797.2	17.3%	17,371.2	21.8%	-20.6%
Canada	9,533.2	12.0%	10,261.7	12.9%	-7.1%
Company Consolidated	79.736.9	100.0%	79,708.8	100.0%	0.0%

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	Sales Volume
	Year ended December 31
	2023		2022		% Variation
	In thousands of hectoliters, except for percentages
Brazil	126,419.7	68.8%	126,184.4	67.9%	0.2%
Beer Brazil	93,111.6	50.7%	94,042.6	50.6%	-1.0%
NAB	33,308.1	18.1%	32,141.8	17.3%	3.6%
CAC	12,174.6	6.6%	11,786.3	6.3%	3.3%
LAS	36,039.6	19.6%	38,134.0	20.5%	-5.5%
Canada	9,025.2	4.9%	9,645.0	5.2%	-6.4%
Company Consolidated	183,659.0	100.0%	185,749.7	100.0%	-1.1%

	Sales Volume
	Year ended December 31
	2023	2022	% Variation
	In Reais, except for percentages
Brazil	366.7	337.9	8.5%
Beer Brazil	418.7	381.3	9.8%
NAB	221.4	210.9	5.0%
CAC	825.1	800.9	3.0%
LAS	382.8	455.5	-16.0%
Canada	1,056.3	1,063.9	-0.7%
Company Consolidated	434.2	429.1	1.2%

Operations in Brazil

The total net revenue generated from the Company’s operations in Brazil increased 8.7% in year ended December 31, 2023, amounting R$ 46,361.8 million compared to R$ 42,635.7 million in the same period in 2022.

Beer Operations in Brazil

The net revenue generated from the Company’s beer operations in Brazil increased 8.7% in year ended December 31, 2023, accumulating R$ 38,985.9 million compared to R$ 35,857.8 million in the same period in 2022. This variation is mainly due to a 9.8% increase in net revenue per hectoliter in 2023 reflecting the implementation of revenue management initiatives combined with improved brand mix, slightly offset by a 1.0% decrease in sales volume. After reaching historically high volumes in 2022, we continued to consistently execute our commercial strategy in 2023, which led to strong sales growth for our premium and super premium brands led by Corona, Spaten and Original, although total volumes sold were down as compared to the volumes sold in 2022, which were boosted by the FIFA World Cup in 2022.

NAB Operations in Brazil

The net revenue generated from the Company’s NAB operations in Brazil increased 8.8% in year ended December 31, 2023, reaching R$ 7,375.8 million compared to R$ 6,777.9 million in the same period in 2022. This variation is a consequence of a 3.6% increase in sales volume, coupled with a 5.0% increase in net revenue per hectoliter in 2023 (despite the increase in the ICMS tax base and adjustments to the channel mix). The growth in sales volume was driven by effective commercial strategies and product innovation, particularly within energy drink and health & wellness brands, which significantly outperformed in volumes. Market trends towards healthier options led to strong performance in diet/light/zero portfolio, notably with brands like Fusion and Gatorade, and were key contributors to the volume increase.

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Operations in CAC

The net revenue generated from the Company’s CAC operations increased 6.4% in year ended December 31, 2023, accumulating R$ 10,044.8 million compared to R$ 9,440.3 million in the same period in 2022. The increase in net revenue in our CAC operations in 2023 was driven by strategic revenue management, a favorable mix towards premium and single-serve products, and a strong performance in the Dominican Republic. Enhanced focus on the main family of brands in the Dominican Republic (Presidente) and in the premium segment, including Corona, contributed significantly to the rise in volume and net revenue per hectoliter, underpinning our net revenue increase in the region.

Operations in LAS

The net revenue generated from the Company’s LAS operations decreased 20.6% in year ended December 31, 2023, amounting R$ 13,797.2 million compared to R$ 17,371.2 million in the same period in 2022. This variation is a consequence of a 5.5% decrease in sales volume coupled with a 16.0% decrease in net revenue per hectoliter in 2023 driven mainly by the accounting impact of the Argentine peso (ARS) devaluation in 2023, which devalued more than 350% in 2023 in comparison to the end of 2022, coupled with a challenging economic and consumer scenario in Argentina considering inflation pressures on consumers disposable income.

Operations in Canada

The net revenue generated from the Company’s operations in Canada decreased 7.1% in year ended December 31, 2023, reaching R$ 9,533.2 million compared to R$ 10,261.7 million in the same period in 2022. This variation is a consequence of a 6.4% decrease in volume sold, coupled with a 0.7% decrease in net revenue per hectoliter in 2023. Volume decreased within the context of a weak industry both in beer and beyond beer segments, while net revenue per hectoliter performance mainly driven by revenue management initiatives was affected by currency translation effects.

(c) Relevant impacts of inflation, price variations of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial income.

In 2023, our cost of product sold was negatively impacted by the prices of some commodities, mainly agricultural and metal commodities that were hedged in US dollars at values higher than those of the previous year, impacting the cost of products sold of our operations both in the Brazil and abroad. In our international operations, in general, the cost conversion into Real resulted in a positive impact, due to the appreciation of Real against the local currencies in each operation. Also, in LAS, the inflationary pressures intensified, mainly in Argentina.

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2.3 – The Management should comment on:

(a)       Changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

No changes in the Company’s accounting practices, which have resulted in significant effects on the information provided for in items 2.1 and 2.2 in the last fiscal year, were recorded.

(b)       Modified opinions and emphases present in the auditor’s report

The independent auditors’ report on the Company’s financial statements for the last fiscal year was issued without modified opinions and emphases.

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2.4 – The Management should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and on its results:

(a) Introduction or divestment of operating segment

There was no introduction or divestment of any operating segment of the Company that is characterized as a divestment or introduction of a cash-generating unit in fiscal year ended December 31, 2023.

(b) Organization, acquisition or disposal of equity interest

There was no event of organization, acquisition or disposal of equity in fiscal year ended December 31, 2023.

(c) Unusual events or transactions

Notice from ELJ to exercise the put option under the Tenedora’s Shareholders’ Agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) - holding company with principal place of business in the Dominican Republic, owner of almost all of Cervecería Nacional Dominicana, S.A. - entered into, on July 2, 2020, the second amendment to Tenedora’s Shareholders’ Agreement (“Shareholders’ Agreement”) to extend their partnership in the country, postponing, therefore, the period for exercising the call and put options set forth in the aforementioned Shareholders’ Agreement. On December 2023, ELJ owned 15% of the shares of Tenedora and its put option was divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, which was exercised on January 31, 2024, as formalized in the Shareholders’ Agreement and ratified by the notice received from ELJ in October 2023; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, in turn, has a call option relating to Tranche B shares, exercisable from 2029. The relevant information about the exercise of the put option by ELJ is presented in note 32 – Subsequent Events.

New Corona Distribution Agreement in Canada

In December 2023, the Company renegotiated the licensing agreement with Trademarks Grupo Modelo, S. de R.L. de C.V., subsidiary of AB InBev, to produce, bottle, sale and distribute products of Corona brand in Canada. In return for the rights acquired, for a period of 100 years, automatically renewable for another 100 years, Labatt Brewing Company Limited, subsidiary of the Company in Canada, will make a single payment to the licensor in the amount of R$ 869 million. The amount relating to the acquired right was recognized in 2023 as a business asset in intangible assets.

Tax Credits – 2022 and 2023

After the decision of the Brazilian Supreme Federal Court (“STF”) in the judgment of RE 574.706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS, in September 2021, the General Attorney’s Office (“PGFN”) published the PGFN Opinion 14.483/2021, which presented its understanding of the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to the impacts of said exclusion on PIS and COFINS credits recorded by the purchasers upon entry transactions. Due to these events, in 2022, the Company completed analyzes that allowed the accounting recognition of R$1.2 billion, in the same period, as tax credits arising from the exclusion of ICMS from the taxable base of PIS and COFINS in transactions with subsidiaries.

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In addition, on December 13, 2023, the Brazilian Superior Court of Justice (“STJ”) completed the judgement of the Theme 1.125, confirming the understanding that the ICMS collected under the tax replacement system must also be excluded from the taxable base of PIS and COFINS of the replaced taxpayers. The appellate decision is still pending publication. With regard to this theme, in the period from 2017 to 2023, the Company and its controlled companies recognized tax credits in the amount of R$ 1.4 billion, with approximately R$ 407.1 million being recognized extemporaneously in fiscal year 2023 (R$ 218 million were recorded in other operating revenues and R$ 189.1 million in financial results).

Share buyback program

The Board of Directors, in a meeting held on May 18, 2023, approved, pursuant to article 30, 1st Paragraph, “b”, of Law 6,404/76 and Resolution of the Brazilian Securities Commission (“CVM”) No. 77/22, a share buyback program of shares issued by the Company itself (“Program”) up to the limit of 13,000,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company’s share-based compensation plans, or to be held in treasury, canceled and/or subsequently transferred. The program must end by November 18, 2024, as detailed together with other information about it in the Notice on Trading of Own Shares, prepared in accordance with Schedule G to CVM Resolution No. 80/22 and disclosed on May 18, 2023. On the date of said approval, the Company had 4.393.610.429 outstanding shares, as defined in CVM Resolution No. 77/22. The acquisition occurred as per a deduction of the capital reserve account recorded in the balance sheet drawn up on March 31, 2023. The transaction is carried out through UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

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2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

(a)       Inform the value of non-accounting measurements

The Company uses performance indicators such as adjusted income of the consolidated operation before financial results and income taxes (adjusted Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (Adjusted EBITDA).

(in millions of reais)	12/31/2023
Operating Income	18,831.1
Adjusted Operating Income	19,037.5
Adjusted Operating Income Margin	23.9%
EBITDA	25,063.6
Adjusted EBITDA	25,455.4
Adjusted EBITDA margin	31.9%

Operating Income, adjusted Operating Income and adjusted Operating Income Margin

Operating Income is calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, and (iv) net financial results.

The adjusted Operating Income is an accounting measurement that corresponds to Operating Income minus exceptional items and participation in joint ventures results. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

The adjusted Operating Income Margin, in turn, is calculated by dividing the adjusted Operating Income by the net revenue.

Operating Income and adjusted Operating Income are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. Operating Income and adjusted Operating Income represent performance measures for management purposes and for comparison with similar companies and correspond to EBITDA and Adjusted EBITDA (see below), including depreciation, amortization and depletion. The Company cannot guarantee that other companies, including closely-held companies, will adopt the same meaning for such measurements.

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EBITDA, adjusted EBITDA and adjusted EBITDA Margin

EBITDA is a non-accounting measurement calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, (iv) net financial results, and (v) depreciation and amortization expenses. That is, it is the Operating Income, excluding the effects of depreciation and amortization expenses.

Adjusted EBITDA, on the other hand, corresponds to EBITDA minus exceptional items and participation in the results of joint ventures. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

Adjusted EBITDA Margin, in turn, is calculated by dividing the adjusted EBITDA by the net revenue.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. The Company uses Adjusted EBITDA as a performance measure for management purposes and for comparison with similar companies.

Although EBITDA may have a standard meaning, according to article 3, item I, of CVM Resolution No. 156/22, the Company cannot guarantee that other companies, including closely-held companies, will adopt this standard meaning and/or that they will adopt the Company’s standard. Accordingly, the Adjusted EBITDA disclosed by the Company may not be comparable to the EBITDA disclosed by other companies.

We classified EBITDA as adjusted, considering that accounting standards do not cover certain exclusions promoted by the Company, for a better understanding and reflection of the Company’s operating cash generation, considering its operation market. The Company understands that adjusted EBITDA offers a better perception of the operating results and a clearer view of the Company for investors and third parties.

(b)       Make reconciliations between the amounts disclosed and the amounts in the audited financial statements

Reconciliation of Operating Income, adjusted Operating Income and adjusted Operating Income Margin

(Description of the Account in millions of Reais)	Year ended
12/31/2023
Net income – Ambev	14,501.9
Non-controlling interest	458.5
Income tax and social contribution expenses	75.5
Income before taxes	15,035.9
Profit sharing of joint ventures	185.4
Net financial results	3,609.8
Operating Income	18,831.1
Exceptional items	206.4
Adjusted Operating Income	19,037.5
Net revenue	79,736.9
Adjusted Operating Income Margin	23.9%

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EBITDA Reconciliation, adjusted EBITDA and adjusted EBITDA Margin

(Description of the Account in millions of Reais)	Year ended:
12/31/2023
Net income – Ambev	14,501.9
Non-controlling interest	458.5
Income tax and social contribution expenses	75.5
Income before taxes	15,035.9
Participation in the results of joint ventures	185.4
Net financial results	3,609.8
Exceptional items	206.4
Depreciation, Amortization – total*	6,417.9
Adjusted EBITDA	25,455.4
Exceptional items without investments write-off	(206.4)
Participation in the results of joint ventures	(185.4)
EBITDA	25,063.6
Net revenue	79,736.9
Adjusted EBITDA Margin	31.9%

*considering investments write-off

Exceptional items	Year ended:
Description of the Account (in millions of reais)	12/31/2023
Restructuring(i)	(109.4)
Effect of applying IAS 29/CPC 42 (hyperinflation)	(2.3)
Fees(ii)	(94.7)
TOTAL	(206.4)

(i) Restructuring expenses relate primarily to centralization and sizing projects in Latin America - South, CAC and Brazil.

(ii) legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed challenging the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions on the matter, which was already classified as a remote loss.

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(c)       Explain the reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and results of the Company’s operations

The Company’s Management uses performance indicators, such as adjusted income of the consolidated operation before financial results and income taxes (Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (adjusted EBITDA), as segment performance metrics to make decisions about fund allocation and performance analysis of the consolidated operation.

Adjusted EBITDA and adjusted Operating Income are not measures in accordance with the Brazilian Accounting Principles, US GAAP or IFRS and do not represent cash flows for the periods presented, nor should they be considered as substitutes for loss or net income as an indicator of our operating performance or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA and adjusted Operating Income have limitations that may impair their use as a measure of profitability, as they do not consider certain costs arising from our business that could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

It should also be noted that adjusted EBITDA is used as a performance measure by the Management, which is why the Company understands that its inclusion in this Exhibit is important. The Company’s Management believes that adjusted EBITDA is a practical measure to assess its operating performance and allow comparison with other companies in the same segment, even though other companies may calculate it differently.

The Company understands that EBITDA is a supplementary indicator in the evaluation of its operating performance. In addition, the Company believes that EBITDA gives investors a better understanding of its ability to perform its obligations and its ability to obtain new financing for its investments and working capital.

Finally, it is emphasized that the adjusted measures are additional measures used by the Management and should not replace measures calculated in accordance with IFRS as an indicator of the Company’s performance.

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2.6 - Identify and comment on any events subsequent to the last financial statements for the closing of the fiscal year that change them substantially

PUT CND Exercise

As disclosed in note 1 - General Information, on January 31, 2024, ELJ exercised its option to sell to the Company a 12.11% stake in Tenedora’s shares, corresponding to Tranche A, in accordance with the provisions of the Shareholders’ Agreement. The instrument was settled through: (i) a cash disbursement by the Company in the amount of R$ 1,704 million, and (ii) offset of ELJ’s debt held by the Group in the amount of R$ 335 million. As a result of this transaction, the Group now hold a 97.11% stake in Tenedora, with the remaining 2.89% held by ELJ, corresponding to Tranche B, as disclosed in note 29 - Financial Instruments and Risks.

IPI Excise Tax Suspension

As disclosed in note 17 - Provisions, Contingent Liabilities and Contingent Assets, on December 31, 2023, the Company awaited to be served of the appellate decision rendered by the Superior Chamber of Tax Appeals (CSRF), which partially granted the Special Appeal filed by Ambev regarding the suspension of IPI. In January 2024, the Company was served with the decision, resulting in a 98% reduction of the assessed amount, equivalent to approximately R$ 916 million. Regarding the remaining portion of the debt, the Company will pursue legal action seeking its full cancellation.

Presumed Profit - Arosuco

In February 2024, CARF issued a unanimous favorable decision in the administrative process discussing Arosuco’s (a subsidiary of Ambev) use of the presumptive profit method for calculating IRPJ and CSLL instead of actual profit. The amount classified as a possible contingency for the process was R$ 633.4 million on December 31, 2023 (R$ 581.5 million on December 31, 2022). The Company is currently awaiting the formalization and service of the appellate decision to assess, together with its external advisors, any potential impacts on the contingency risk classification and take any necessary measures.

Exploitation profit

In February 2024, CARF rendered a partially favorable, unanimous decision in the administrative process discussing the disallowance of the Income Tax reduction benefit, provided by Provisional Measure No. 2,199-14/2001, which benefited Arosuco, subsidiary of the Company dedicated to the production of concentrates, located in the Manaus Free Trade Zone, during the years 2015 to 2018. The decision partially granting the appeal filed by Arosuco recognized the full enjoyment of the tax incentive, maintaining only a portion of the assessment related to the difference in calculation methodology between the tax authorities and the taxpayer. The portion related to the tax incentive amounts to approximately R$ 2.6 billion and the portion related to the calculation difference amounts to approximately R$ 0.02 billion. The Company is currently awaiting the formalization and service of the appellate decision to assess, together with its external advisors, any impacts of the judgment on the contingency risk classification, as well as to take any necessary measures.

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2.7 – The Management should comment on the allocation of social results, indicating:

2023
(a) Rules on retained earnings	According to the Brazilian Corporations Law, any accrued losses and the provision for income tax will be deducted from the income for the year, before any participation. Thus, the Company’s Bylaws and its Profit Allocation Policy provide that from the ascertained balance will be successively calculated: (i) the statutory participation of the Company’s employees up to the maximum limit of 10%, to be distributed according to parameters to be established by the Board of Directors; and (ii) the statutory participation of managers, up to the maximum legal limit. Immediately thereafter, on this amount, a contribution may also be calculated, up to a limit of 10%, to meet the charges of the assistance foundation for employees and managers of the Company and its controlled companies, with due regard for the rules established by the Board of Directors in this regard. Five percent (5%) of net income for the year, obtained after the aforementioned deductions, will be allocated to establish a legal reserve, which may not exceed 20% of the paid-in share capital or the limit provided for in § 1 of art. 193 of Law No. 6,404/76. In addition, the Company’s Bylaws and its Profit Allocation Policy establish that an amount not exceeding 60% of the adjusted annual net income is allocated to the investment reserve, with the purpose of financing the expansion of the activities of the Company and controlled companies, including through the subscription of capital increases or the creation of new ventures, which may not exceed 80% of the paid-up share capital (once this limit is reached, the General Meeting will decide on the balance, proceeding with its distribution to the shareholders or an increase in share capital).
a.i. Amounts of Profit Retention(1)	R$ 6,282,940,015.64
a.ii. Percentual with respect to all declared profits	35.33%
(b) Rules on distribution of dividends	The Company’s Bylaws and its Profit Allocation Policy establish that at least 40% of net income adjusted pursuant to art. 202 of Law No. 6,404/76 is annually distributed to the shareholders as a mandatory dividend.

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(c) Frequency of the distributions of dividends	The Company distributes dividends on an annual basis. In addition, at any time, the Board of Directors may decide on the distribution of interim dividends and/or interest on net equity, to the account of retained earnings or existing earnings reserves in the last annual or biannual balance sheet.
(d) Possible restrictions on the distribution of dividends imposed by legislation or by special regulations applicable to the Company, by agreements, judicial, administrative or arbitration decisions	Except for the provisions of the Brazilian Corporations Law, there are no restrictions on the distribution of dividends by the Company.
(e) If the issuer has a formally approved profit allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be accessed.	The Company has a Profit Allocation Policy that was approved by the Board of Directors on September 19, 2018, and can be found at the following electronic address: ri.ambev.com.br, in section “Corporate Governance”, “Policies, Codes and Regulations”, “Profit Allocation Policy”.

(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; and (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 3,269,378,000.00.

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2.8 – The Management should describe the material items not reflected in the issuer’s financial statements, indicating:

(a) The assets and liabilities directly or indirectly held by the issuer and not reflected in its balance sheet (off-balance sheet items), such as:

(i)       Written-off receivables portfolios on which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities

(ii)       Agreements for future purchase and sale of products or services

(iii)       Unfinished construction agreements

(iv)       Agreements for future financing receipts

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2023.

(b) Other items not reflected in the financial statements

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2023.

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2.9. In relation to each of the items not reflected in the financial statements indicated in item 2.8, the management should comment on:

(a) How do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the issuer

As mentioned in item 2.8 above, there are no items that were not reflected in the accounting statements for fiscal year ended December 31, 2023.

(b) Nature and purpose of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2023.

(c) Nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2023.

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2.10 – The Management should indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics:

(a)       Investments, including:

(i) quantitative and qualitative description of existing and anticipated investments

In 2023, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 6,004.1 million, consisting in R$ 3,365.5 million for our business segment in Brazil, R$593.4 million for our business segment in CAC, R$ 782.2 million related to investments in our operations in LAS and R$ 1,263 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2023, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, keep focusing on technology and supporting are operations for continuous improvement of our level of service.

(ii) sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

(iii) relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Exhibit.

(b)       Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents and other assets that should significantly affect the production capacity of the issuer

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 2.10 (a) above that may significantly affect the production capacity of the Company.

(c)       New products and services, indicating:

(i) description of the research in progress already disclosed,

(ii) total amounts spent by the issuer on research for the development of new products or services,

(iii) projects under development already disclosed, and

(iv) total amounts spent by the issuer on the development of new products or services.

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Even though COVID-19 pandemic has created significant challenges for our business during the most acute stages of the pandemic, it has also accelerated consumer trends in which we have been investing, particularly reinforcing the need for an innovative and consumer centric mindset and promoting the transformation of our business through technology. Innovation became one of the main pillars of our business and of our commercial strategy frontline; despite of a detailed review of our discretionary expenses in order to assure our liquidity, research and development are and continue to be seen as fundamental to enable continuous innovation to our consumers.

We maintain an innovation, research, and development center, in the city of Rio de Janeiro, State of Rio de Janeiro, at Universidade Federal do Rio de Janeiro (UFRJ). This center (ZITEC – Centro de Tecnologia e Inovação) started its operations in the last months of 2017. One of the main characteristics of the development center is the prototypes lab, which enables the creation of complete prototypes, assisting in the creation process of new products. Another goal of the development center is to perform perception and behavioral consumer’s studies so to capture future trends. ZITEC enabled Ambev to reduce its innovation launch period from eight to four months.

In 2021, we continued to expand our diversity with the launch, in Brazil, of Michelob Ultra and Spaten, a pure malt beer, Munich Helles style. In 2022, one of our main innovations were Budweiser Zero, recognized as the best non-alcohol beer in the Brazilian market by O Estado de São Paulo newspaper, and Caipi Beats, new member of the Beats family, with a “caipirinha” flavor (a very popular Brazilian drink) made with cachaça. Regarding packaging innovation, we developed an exclusive technology named KEG 5L, which was awarded as “The Best Packaging Technology” in 2022 by ABRE (Brazilian Packaging Association), reinforcing our sustainability commitment.

In 2023, we launched a new version within our Beats line, the Beats Tropical, which has demonstrated strong results since its launch and continued as a popular choice during the 2024 Carnival holiday in Brazil. In the non-alcoholic category, we reformulated Guaraná Zero and launched the first non-alcoholic beer with added vitamin D in the world, Corona Sunbrew. We also introduced, in 2023, Stella Pure Gold, our low-calorie gluten-free beer, which performed strongly. Our investment in innovation, research and development contributed to our brands winning 140 medals in various beer competitions around the world, including gold medals for Brahma Duplo Malt at the World Beer Awards and Antarctica Original at the Brussels Beer Challenge competition.

The investment made in the development center in the last three years was of approximately R$ 91.8 million, including R$ 11.0 million in 2021, R$ 36.0 million in 2022 and R$ 44.8 million in 2023.

In 2023, in addition to new products and packaging, we continued to provide convenience and innovation to our clients and consumers through BEES, Zé Delivery and Ta Da, which are one of our main digital platforms. More than 92% of our active clients in Brazil purchased through BEES in 2023 and almost 79% of our clients were exclusively purchasing through the platform. Once again, the platform helped us to achieve a historic record of clients, including more than 15 thousand new clients to our year base, not to mention the best NPS of all times. At BEES Marketplace we currently offer more than 650 SKUs in different categories such as food products, nonalcoholic beverages and hard liquor. The number of clients purchasing in the marketplace was equal to approximately 85% of BEES’ clients on December 31, 2023. Zé Delivery also continued to grow in 2023, being present in over 700 cities and in all 27 Brazilian states, reaching approximately 70% of the country’s total population. Zé Delivery delivered more than 60 million orders in the year and had almost 6 million monthly active users on December 31, 2023.

At LAS, our digital transformation journey is also evolving with the implementation of BEES. In Argentina, more than 75% of the B2B buyers are purchasing through BEES and more than 90% of the net revenue of the country comes from the platform. The number of clients purchasing in the marketplace corresponded to more than 50% of the BEES clients on December 31, 2023. In Paraguay, 82% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 70% of the total number of clients. In Bolivia, 47% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 42% of the total number of clients in year ended December 31, 2023. At LAS, Ta Da in Argentina, result of the merger of App Bar with and into the Direct-to-Consumer platforms called Siempre en Casa and Craft Society, continued to grow in 2023. The Platform is present in 49 cities, with over 1 million orders, increasing 6% in 2023 compared to 2022 and monthly active users decreasing 11% compared to 2022. In Paraguay, Ta Da is present in 28 cities, covering almost 50% of the population, with the number of orders increasing 65% in 2023 compared to 2022 and monthly active users increasing 40% in 2023 compared to 2022.

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At CAC, the Dominican Republic continues leading the BEES platform expansion, actively sharing know-how and best practices with other operations. The country reached a full digital operation status, with 89% of the B2B clients purchasing through the platform and more than 97% of the net revenue of the country coming from BEES. We are also exploring the BEES Marketplace in the country, with 15 different categories available and 300 SKUs for our clients. In Panama, we also continue to implement BEES, with more than 100% of the country’s net revenue in 2023 deriving from the platform. At CAC, Ta Da in Dominican Republic continued its expansion in 2023, with the number of orders increasing 84% in 2023 compared to 2022 and monthly active users increasing 89% year-on-year since 2022.

(d)       Opportunities included in the issuer’s business plan related to ESG issues

Since the creation of Ambev, sustainability has been part of our business strategy.

As business opportunities related to ESG issues we have:

(i)	investments in renewable energies as a way of mitigating greenhouse gas emissions, while providing a more diversified portfolio of energy sources and greater guarantee of availability of supply to meet the Company’s operations;
(ii)	offer of renewable electricity to points of sale as a way to offer means of mitigating CO2 emissions, while offering savings to owners of partner bars and restaurants through a partnership with Lemon Energy and other companies;
(iii)	commitments with partners in our supply chain, accelerating their decarbonization (Connecting for a Better World), entering into agreements to reduce our Scope 3 emissions, sharing best practices, training and advisory. In Brazil, more than 200 companies, representing 70% of the Company’s emissions in that country, in addition to the implementation in Brazil and Argentina of the global platform Eclipse, which in addition to offering more personalized and in-depth monitoring with each company, also includes contractual clauses relating to sustainability (ESG matters);
(iv)	acquisition of electric trucks, in partnership with partner carriers, with investments to advance conversion technology and encourage adoption in more Brazilian cities. Today there are already 258 trucks operating in Brazilian cities and also in Paraguay and Bolivia. In addition to the environmental gains, with the reduction of atmospheric gas emissions, there are also gains for the health of the cities, differentiated traffic permits in some cities and avoided costs of fuel consumption;
(v)	implementation of CCU (Carbon Capture and Utilization) technologies, to capture CO2 from burning boilers in breweries, resulting in avoided acquisition of carbon dioxide, with consequent use within the production itself for gasification of products and occasional external sale;
(vi)	increased availability and encouragement of returnable bottles in the portfolio, which have a lower carbon footprint due to greater packaging circularity, in addition to increasing customer loyalty and reducing the amount spent on the product purchased. The solution is offered at several points of sale, as well as offered by our sales platforms such as Zé Delivery, which also collect containers that will be reused in production;
(vii)	support for the development and financial security of our partners, strengthening the production chain and avoiding supply disruptions, delays or non-payment at points of sale, and expansion of the supply and sales ecosystem through entrepreneurship platforms such as Bora;
(viii)	incentive for the development and strengthening of the ecosystem of micro and small breweries that may use our platform to sell their products (Empório da Cerveja), share innovations, in addition to improving our reputation, which enhances the maintenance of the Company’s sales environment; and
(ix)	improvement of the Company’s governance and transparency system, compared to companies in the same industry.

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2.11 – Comment on other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section

There are no other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section.

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3.1 – Released projections and assumptions

(a) Subject of the projection

In the earnings release of February 29, 2024, the Company informed that the expectation is that the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for its beer business in Brazil decreases between 0.5% and 3.0% in the year 2024 (excluding the sale of non-Ambev products in the marketplace and assuming the current commodity and exchange prices), due to favorable commodity and exchange rate conditions.

In the earnings release of March 2, 2023, the Company informed that the expectation was that the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for its beer business in Brazil would grow between 6.0 and 9.9% in 2023 (excluding the sale of non-Ambev products in the marketplace and assuming current commodity prices), mainly due to inflation in general and increase in the cost of some commodities.

On August 3, 2023, the Company released to the market that the management revised the expected increase in Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for its beer business in Brazil from 6.0 to 9.9% to 2.5 to 5.5% in 2023 (excluding the sale of non-Ambev products in the marketplace), considering that certain factors capable of influencing costs, such as inflation, unhedged commodity prices, products mix and the Company’s operating performance, are better than expected.

We clarify that the projections are hypothetical data that do not constitute a promise of performance.

(b) Projected period and the projection validity term

The projected period for the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter (excluding the sale of non-Ambev products in the marketplace) for the beer business in Brazil is the year 2024, being valid until December 31, 2024.

(c) Assumptions of the projection, with an indication of which may be influenced by the issuer’s management and which are beyond its control

The projection with respect to the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil (excluding the sale of non-Ambev products in the marketplace) considers the Brazilian and global macroeconomic scenario at the time of release on February 29, 2024, and also takes as a premise the Company’s ability to maintain its efficiency in cost control and to be aware in advance of the impact of exchange rate and part of the commodities variations exposed on the Cash COGS for the current sales planning for the year, as a result of our hedge policy. However, the Company is unable to hedge all commodities to which it is exposed. The Company’s management may influence internal factors, such as efficiency and business management. External factors, such as the deterioration of the macroeconomic scenario and international commodity prices are beyond the control of the Company, which may affect the projection in question.

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(d) Values of the indicators that are the subject of the projection

The Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter (excluding the sale of non-Ambev products in the marketplace) for the beer business in Brazil was R$ 178.3 in 2023, showing a variation in relation to the previous year (R$ 172.7 in 2022) of +3.2%.

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3.2 – Monitoring of projections

(a) State which are being replaced by new projections included in the Form and which are being repeated in the Form

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was not projected by the Company for 2021 and was included it in the earnings release as of February 25, 2021, for the year 2021.

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was projected by the Company for 2022 and was included by it in the earnings release as of February 24, 2022, for the year 2022.

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was projected by the Company for 2023 and was included by the it in the earnings release as of March 2, 2023, as updated on August 3, 2023, for the year 2023.

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter (excluding the sale of non-Ambev products in the marketplace) for the beer business in Brazil was not projected by the Company for 2024 and was included by the Company in the earnings release as of February 29, 2024, for the year 2024.

(b) For projections related to past periods, compare data projected with actual performance of indicators, clearly showing the reasons for differences in projections

2023

The growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brasil was projected by the Company for the year 2023, as released on March 2, 2023 and, later, updated on August 3, 2023, when growth between 2.5 and 5.5% was estimated (excluding the sale of non-Ambev products in the marketplace and assuming the commodity prices on such date). On December 31, 2023, the Company confirmed that Cash COGS (as qualified above) grew by 3.2%, in line with the projection contained in the release of August 3, 2023.

2022

The growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brasil was the subject of projection in the earnings release of the Company as of February 24, 2022, when growth between 16 and 19% was estimated for the year 2022 (excluding the sale of non-Ambev marketplace products and assuming current commodity prices). On December 31, 2022, the Company confirmed that Cash COGS grew by 16.6%, in line with the projection contained in the said release.

2021

The growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brasil was the subject of projection in the earnings release of the Company as of February 25, 2021, when growth between 20 and 23% (low twenties) was estimated for the year 2021, mainly due to Real currency depreciation and higher commodities prices. On December 31, 2021, the Company confirmed that Cash COGS grew by 21.9%, in line with the projection contained in the said release.

(c) In relation to projections for currently ongoing periods, state whether they remain valid on the date of submitting the form and, if applicable, explain why they were dropped or replaced

The projection for 2024 remains valid on the date of delivery of this Reference Form.

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4.1- Description of the Risk Factors

The investment in securities issued by the Company involves significant risks. The Company’s current and potential investors must carefully consider all information contained in this Reference Form, including the risks described in this section, the financial statements, and their accompanying notes, before deciding to maintain or increase their investment in the Company’s securities. The Company’s business, financial condition and operational results could be significantly affected by the risks listed below. The market price of shares may fall due to the occurrence of any of the risks listed below; thus, investors may lose a portion or all the investment made in the Company’s shares. Risks that are currently unknown to us, or that we usually consider as irrelevant, may also have a material adverse effect on our business, financial condition, operational results and the trading price of our shares.

For purposes of this section “4., Risk Factors”, except when otherwise stated in this Reference Form, and where the context so requires, mentioning the fact that a risk, uncertainty or problem may cause or have “adverse” or “negative” effects on us, or similar expressions, means that such risk, uncertainty or problem may have significant adverse effects on the business, financial condition, operational results, cash flow, liquidity and/or future business of the Company and/or its subsidiaries, as well as on the price of the securities issued by the Company. Similar expressions included in this section “4. Risk Factors”, must be understood within this context. Notwithstanding the subdivision of this section “4. Risk Factors”, certain risk factors included in one item may also be applicable to other items.

(a) Issuer

We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations.

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, availability of our suppliers to meet demand of raw and packaging materials, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations.

During the normal course of our business, we depend on the continuous availability of logistics and transportation networks, including roads, railways, warehouses and ports, among others. Such operations may be disrupted by factors beyond our control, such as social movements, natural disasters, electricity shortages and labor strikes. Any interruption in the supply of inputs for the operation of our industrial units or in the delivery of our products to clients could cause a material adverse impact on our results of operations.

Moreover, the transportation and infrastructure system in Brazil and other countries we operate is under development and needs improvements so that it can work efficiently and serve better our business. Any significant interruptions or reductions in the use of transport infrastructure or in its operations in the cities where our distribution centers are located, may delay or impair our ability to distribute goods and cause our sales to drop, which may negatively impact our financial and operating results.

We are subject to risks related to pending legal and administrative proceedings, and unfavorable decisions regarding such proceedings may adversely affect our results of operations, cash flows and financial condition.

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We are now, and may in the future be, party to legal and administrative proceedings that arise in the course of our business (including labor, tax, civil, environmental, climate and alcoholic beverage industry-related claims), and we may receive significant convictions as a result of such proceedings. Our management may also be subject to sanctions resulting from legal proceedings against its members involved in our operations or in other businesses. The outcome of legal and administrative proceedings is uncertain and, regardless of the merits of the claims, litigation can be expensive, time-consuming, and harmful to us. No guarantee can be given that we will obtain a favorable decision or resolution in any proceeding. Any changes to the risk assessments of chance of success of our cases may adversely affect our liquidity, financial positions, and business. An unfavorable decision regarding any proceeding may adversely affect our business, brands, financial condition, and results of operations. For more information about our legal and administrative contingencies, please see items 4.4 to 4.7 of this Reference Form.

Our tax contingency has grown in recent years, and we expect it will continue to grow in the coming years mainly because (1) its principal amount is adjusted monthly in accordance with the SELIC rate, or other equivalent interest rate, and (2) of the highly litigious environment in Brazil in connection with tax disputes. In addition, the highly complex tax legislation in Brazil reduces certainty of interpretation by taxpayers. According to research conducted in 2020 by the Brazilian Institute of Education and Research – Insper, tax disputes in Brazil reached the amount of R$ 5.44 trillion in 2019, which would correspond to approximately 75% of the national Gross Domestic Product – GDP. The Brazilian Ministry of Finance reported that, in 2022, there were R$5.06 trillion in tax credits in dispute.

As the administrative phase of our tax proceedings ends and the judicial proceedings begin, we may be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees, bank deposits or other types of assets or rights subject to attachment by law.

On September 20, 2023, Law No. 14,689 was enacted (“Law No. 14,689/2023”) in Brazil, which provides for the cancellation of fines imposed in tax administrative proceedings decided in favor of the Brazilian Federal Government after a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently challenged in court and that, as of the date of publication of Law No. 14,689/2023, were pending decision at the courts of appeals. Law No. 14,689/2023 also exempts taxpayers, who challenged federal administrative decisions regarding tie votes, from the obligation to provide surety bonds or similar guarantees, as long as certain requirements not yet defined by the tax authorities are met.

Additionally, on February 8, 2023, the STF judged two leading cases (Extraordinary Appeals Nos. 949.297 and 955.227) and ruled that any given collegiate decision by the STF recognizing the constitutionality or unconstitutionality of taxes collected on an ongoing basis will cease the effects of the res judicata of a prior ruling that is contrary to the STF’s position, even if this prior ruling had become final and unappealable in the past. This decision from by the STF has created legal uncertainty for Brazilian companies, which relied on final and unappealable judicial decisions to carry out their tax procedures and that are now faced with this binding STF decision that allows the overturn of past unappealable decisions, which could materially impact their business and results. This decision may impact our future tax credits and of our subsidiaries in case the STF changes its binding view on a res judicata in place to us and our subsidiaries.

More specifically, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to class actions or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages, and soft drinks. As an illustration, a certain brewery and other alcoholic beverage producers from Brazil have been involved in class actions and other litigation seeking damages.

Additionally, there has been an increase in litigation against large companies involving environmental, social and governance (ESG) matters, including claims related to climate issues, net-zero ambitions and goals, greenwashing, climate-washing, supply chain commercial relationships and diversity and sustainability disclosure practices. As a result, we may also be subject to class actions or other litigation, including administrative proceedings, with respect to our ESG practices since these issues have attracted increasing attention from investors and civil society on a global scale.

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If any of these types of litigation result in fines, property damage or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows and financial position.

Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.

Most of our sales are in reais; however, a portion of our debt is denominated in foreign currencies, including U.S. dollars. In addition, a significant portion of our cost of production, in particular those associated with packaging materials such as aluminum cans and PET bottles, as well as essential ingredients such as sugar, hops and malt, is denominated in or linked to the U.S. dollar. Accordingly, the recent volatility of the US dollar/real exchange rate has had a notable impact on our cost structure in recent years. Therefore, any devaluation of the real or other currencies with which we operate, when compared to those foreign currencies, may increase our financial expenses and operating costs, and could affect our ability to meet our foreign currency obligations. Although our current policy is to hedge our cost of production denominated in U.S. dollar, we cannot assure you that such hedging will be possible, accurate or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2023, we derived 42% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the real will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against the real will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

We also incur currency transaction risks whenever one of our operating companies enters transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

The Brazilian currency has devalued regularly, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets, which were also due to market fluctuations. There also have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies.

Before the COVID-19 pandemic, the Brazilian real/U.S. dollar selling exchange rate was R$ 4.03 per U.S. dollar as of December 31, 2019. However, as of December 31, 2021, the Brazilian real/U.S. dollar selling exchange rate was R$ 5.58 per U.S. dollar, reflecting a 7.4% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2020. As of December 31, 2022, the exchange rate was R$ 5.22 per US$ 1.00, reflecting a 6.5% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2021. As of December 31, 2023, the Brazilian real/U.S. dollar selling exchange rate was R$ 4.84 per U.S. dollar, reflecting a 7.2% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2022. On March 1st, 2024, the exchange rate was R$ 4.95 per US$ 1.00, reflecting a 2.4% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2023.

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

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Other exchange rate devaluations or political decisions related to exchange rates may impact our business as well. For instance, during the first quarter of 2021, Cuba carried out the unification of currencies and the process of elimination of the Cuban Convertible Peso which resulted in a limited amount of hard currency available to transfer abroad and to acquire raw materials locally, mainly impacting Bucanero’s beer volume sold due to increasing costs of production and price of our Cuban products.

We rely on the reputation of our products and brands, and damages to their reputation may have an adverse effect on our income.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and brands, and to develop a favorable image and reputation for new products and brands. The image and reputation of our products and brands may be reduced in the future, including because of concerns about product quality, even when unfounded, which could tarnish our image and reputation and of our products. An event or series of events that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly or not possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In certain countries, for example, television is a prohibited channel for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal data and information. A significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers’ attacks or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. In the future, we will continue to implement strategic initiatives and new technologies designed to grow our business, which are critical for the efficient functioning of our business and may imply greater dependence on technology. We also collect and store non-public information that customers provide to purchase products or services, including personal information and payment information. In addition, we may face occasional system interruptions and delays, making our websites and services unavailable or slow to respond, preventing us from efficiently accepting or fulfilling orders, or providing services to our customers.

For instance, we are implementing a new version of our main enterprise resource planning (ERP) system - S4 Hana, a SAP platform - which will help us book all the transactional data used in our Brazilian operations. Any replacement or upgrades to our system and related process to implement it may cause occasional system disruptions or delays to run our business operations, including to efficiently fulfill orders and provide services to our customers, subjecting us to inherent costs and risks. We cannot assure that our choices of technologies will be correct, or that our initiatives will succeed and bring sufficient growth in revenue to offset the costs.

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Additionally, we may experience occasional system interruptions and delays that make our websites, in-house controls and services unavailable or slow to run our business operations, including to respond and prevent us from efficiently accepting or fulfilling orders or providing services to our customers.

Also, the concentration of processes in shared services centers means that any disruption in technology could impact a large portion of our business within the operating regions we serve. Any implementation of new technology or transition of processes in shared services centers (or related thereto), as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting and loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information, or disrupting business processes.

Third-party security breaches, burglaries, cyberattack, errors by our employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands, and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on our net operating revenues. More generally, these and other similar disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

We, as with all business organizations, are routinely subject to cyber-threats, and our investments in new technology-monitoring and cyberattack prevention systems are subject to failures since no commercial or government entity can be entirely free of vulnerability to attack or compromise, given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or class actions and/or other liabilities.

In the event that any failure to comply with the regulatory and safety standards required (such as a contamination or a defect) does occur regarding any of our products, such future contamination or defect may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition, and results of operations.

Additionally, although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that a contamination or defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We are subject to risks associated with noncompliance with data protection laws in the countries in which we operate and can be adversely affected by penalties or other sanctions.

In the ordinary course of our business, we receive, process, transmit and store large volumes of personal data, including that of employees, dealers, customers, and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, Law No. 13,709/2018, Lei Geral de Proteção de Dados Pessoais (Brazilian General Data Protection Law) or (“LGPD”), was enacted in 2018 and came into effect as of September 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

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If we are not in compliance with the LGPD and other personal data protection laws in other jurisdictions, we may be subject to the administrative sanctions, individually or cumulatively. In addition to the administrative sanctions provided for in the LGPD, failure to comply with any provisions set forth in the LGPD, regarding the personal data collected by us, may expose us to the following consequences: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties provided for in the sparse legislation, such as the Consumer Protection Code and Marco Civil da Internet (Brazilian Internet Act), in case of violation of its provisions, by some consumer protection bodies and Public Prosecution Offices.

Additionally, as a result of the remote work option implemented by us, there may be an increase in cyberattacks through our employees’ personal computers, since the cyber security of the networks used by them in their homes may not present the same level of security as that of our corporate work environment, which may impair our ability to manage our business.

The Company’s facilities and systems may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database to misappropriate such information for potentially fraudulent purposes. Our security measures may not prevent such incidents and breaches of our systems, which could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached.

Our business units are subject to obtaining and maintaining licenses, the lack of which may adversely impact us.

Our business units are subject to obtaining and maintaining the necessary licenses and regulatory approvals issued by the competent bodies in the countries in which we operate. We cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended. Such licenses or regulatory approvals may be withdrawn or made subject to limitations or onerous conditions. The absence of such licenses or regulatory approvals may result in the interruption of the activities of a specific plant or distribution center, which may adversely affect our results. Additionally, for the granting or renewal of such licenses or regulatory approvals, the competent authorities may determine that we must make certain changes to our operations or facilities, potentially resulting in additional costs.

We may also be subject to the regulation and control of other public authorities, in addition to those that we currently understand as the competent ones and cannot guarantee that such authorities will not require further licenses, permits and authorizations.

Furthermore, if we are unable to timely obtain, maintain or renew the licenses and permits necessary for our activities, we may have to incur additional costs for the payment of any charges or even compromise our regular activities.

Any of these factors that impact the non-obtaining or non-renewal of licenses and permits may cause us to incur additional costs, which may force us to revert resources to meet the legal requirements or compromise the regular operation of our activities. Furthermore, the development of activities without the proper licenses or in non-compliance with the licenses and their technical requirements may result in adverse consequences, such as: (i) infraction notices; (ii) application of successive fines; (iii) impediment to opening and operating units, even temporarily; (iv) interdiction or closing of units, even temporarily; (v) exposure to additional risk or loss of insurance coverage in the event of a safety and security accident or similar event; (vi) affecting an installation while a license is pending; and (vii) exposure of us, as well as our representatives, to other civil, administrative, and criminal sanctions. We may be adversely affected if one of our establishments closes, even if temporarily.

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Our failure to obtain or renew surety bonds and letters of credit necessary in certain lawsuits on appropriate terms or at all may adversely affect our liquidity, financial condition, and business.

Certain agreements to which we are a party and certain legal proceeding in which we are involved require us to obtain and maintain surety bonds, letters of credit or similar financial instruments (e.g., bank products known as fiança bancária and/or seguro-garantia) to secure the performance or payment of certain obligations and potential losses, respectively. We may be required to pay higher fees, post additional collateral or otherwise be subject to unfavorable terms and conditions when negotiating these products with financial institutions or insurers. In addition, if those negotiations fail, we may be required to use a substantial portion of our cash to secure such agreements and legal proceedings, which may materially and adversely affect our liquidity, financial condition, and results of operations.

Our insurance coverage may be insufficient to repair certain damages that we may sustain in the future.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should a material uninsured loss or a loss more than insured limits occur, this could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights.

Our success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, industrial design, trade secrets and know-how. We cannot be sure that all trademark and patent registrations will be issued with respect to any of our applications submitted to the relevant agency. Therefore, events such as the definitive rejection of our trademark applications before the authorities, the unauthorized use or other misappropriation of our trademarks may diminish their value and reputation, so that we may suffer negative impact on the operating results. There is also a risk that we could, by omission, fail to renew a trademark, domain name, industrial design or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents requested by, issued to, or licensed by, us. In case of judicial questioning of any trademarks the judicial decision may negatively affect their use and may be prohibited from continuing to exploit them.

Although we have put in place appropriate actions to protect our portfolio of intellectual property assets, we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our reserved proprietary rights. If we are unable to protect our intellectual property rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business. In addition, any dispute or litigation related to intellectual property assets may be costly and time consuming due to the uncertainty of litigation on the matter.

The relative volatility and illiquidity of securities of Brazilian companies may affect your ability to sell our securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, provided that those investments are generally considered speculative in nature.

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Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among other factors:

•	changes in the Brazilian regulatory, tax, economic and political scenarios that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and
•	restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell your securities at the price and time you desire.

Our shareholders may not receive any dividends or interest on net equity.

According to our Bylaws, we generally should pay our shareholders a mandatory minimum dividend of 40% of our annual adjusted net income, calculated according to Brazilian Law No. 6,404/76, as amended (“Brazilian Corporations Law”), in accordance with the mechanisms described in our Bylaws and as presented in our consolidated financial statements prepared under the International Financial Reporting Standards (IFRS). The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, net income may not be available to be paid out to our shareholders as dividends in certain years.

Moreover, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations, including the deterioration of our financial condition resulting from external factors.

Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders unless it is used to offset subsequent losses or as otherwise provided for in our Bylaws or in the Brazilian Corporations Law. It is possible, therefore, that our shareholders will not receive dividends in certain fiscal years.

Future stock issues may reduce the interest of current shareholders and could materially affect the future market price of the shares issued by us.

We may need to raise additional capital in the future, also by means of the issue of shares or debt securities convertible into shares. Any additional capital obtained from the issue of shares may reduce the proportional interest held by the investors in our capital and reduce the earnings per share and the net equity value per share; thus, any issue made by us or our major shareholders may have adverse effects on the future market price of our shares.

Contractual and legal restrictions to which we and our subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev SA/NV (“ABI”), resulting in adverse impacts on our operations.

Ambev and its subsidiaries are a party to certain joint ventures, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain transactions by ABI. Some of those agreements may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce them, in order to curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred restrictive provisions. Similarly, certain transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate. Any such restrictions may limit the amount and volume of business we conduct in each of those countries.

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(b) Our shareholders, in particular, the controlling shareholders

Our current controlling shareholder may determine the direction of our most significant corporate initiatives.

Our controlling shareholder, Anheuser-Busch InBev S.A./N.V. (“ABI”), together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), hold approximately 72.0% of our total and voting capital stock, as of December 31, 2023.

ABI indirectly held shares issued by us representing 61.8% of our total and voting capital stock (excluding treasury shares), as of December 31, 2023. Thus, ABI has control over us, even though (1) ABI is subject to our shareholders’ agreement entered into by and between Interbrew International B.V., AmBrew S.à.r.l. and the minority shareholder, FAHZ, dated April 16, 2013 and effective as of July 2, 2019; and (2) ABI is controlled by Stichting Anheuser-Busch InBev, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by EPS Participations S.à.R.L. and by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.). For further information on our shareholders’ agreement, please see item 1.13 of This Reference Form.

Our controlling shareholder can elect the majority of the members of our Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and Bylaw amendments.

Additionally, our controlling shareholder may have interests that differ from ours and may vote in a way that is adverse to the interests of our other shareholders. In addition, any reputational issues associated with our (direct or indirect) shareholders may adversely affect the trading price of our shares.

Under the Brazilian Corporations Law, the protections afforded to minority shareholders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions.

(c) Subsidiaries and affiliates

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, advances between related parties, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. For illustration purposes, 41.9%, which is equivalent to R$ 33.4 billion of our total net revenues of R$ 79.7 billion in the year ended December 31, 2023, came from our foreign subsidiaries. Some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our direct or indirect foreign subsidiaries, this could negatively impact our business, results of operations and financial condition because it may constrain us from paying all of our obligations.

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(d) Our managers

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise and considering diversity attributions, whenever applicable. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions, with its particular social contexts. Key employees may choose to leave their employment for a variety of reasons, in which case the impact of the departure of key employees cannot be determined, and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost and our ability to convey, maintain and monitor the culture of a safe, friendly and non-discriminatory work environment. It is not certain that we will be able to successfully attract and retain key employees, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

(e) Our suppliers

We rely on external suppliers for our production and distribution, and the termination or modification of the arrangements with such third parties, or non-compliance with our ESG guidelines or any laws and regulations by them could negatively affect our business.

We rely on external suppliers for a range of raw materials necessary to our beer and non-beer products, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption of these supplies. The termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could have a material adverse effect on our business, results of operations, cash flows and/or financial condition.

We have also entered into contracts with third parties to provide transportation and logistics services. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating condition. In addition, the majority of our suppliers of transportation operate under concessions granted by the Brazilian government and the loss or non-renewal of such concessions may also adversely affect our results of operations and financial condition.

Moreover, if any of our suppliers and/or service providers fails to comply with laws or regulations, or applicable corporate policies and/or specific contractual clauses determined by us, including binding sustainability and ESG practices, including social, environmental, climate, integrity, and labor laws, we may be subject to fines, administrative and legal proceedings, or other measures with an adverse impact on our business, results of operations and reputation. For further information, please see item 4.4 et seq. of this Reference Form.

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Additionally, we have licenses to bottle and/or distribute brands held by companies over which we do not have control. If we are unable to maintain such arrangements on favorable terms, this could have a material adverse effect on our business, results of operations, cash flows and financial condition.

(f) Our clients

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, health concerns, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, consumer concerns regarding environmental impact caused by the products and their manufacturing, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of our business segment. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

(g) Sectors of the economy in which the issuer operates

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of production is directly associated with commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated significantly in 2023. An increase in commodities prices directly affects our operating costs. Although our current policy is to mitigate our exposure risks regarding changes in commodity prices, we cannot assure that such hedging mechanisms will be always possible or available at reasonable costs in the future.

The table below shows the price volatility, in 2023, of the main commodities we acquire:

Commodities	Highest Price	Lowest Price	Average in 2023	Fluctuation
Aluminum	2,633.8	2,075.8	2,260.4	0.1%
Sugar (US$	28.0	19.0	24.1	2.7%
Corn (US$	6.9	4.5	5.6	(30.5%)
Wheat (US$	7.9	5.3	6.5	(20.7%)
PET (US$/	1,138.9	947.1	1,035.0	7.1%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT e PET IHS (old CMAI).

Negative publicity focusing on us or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over problems related to (i) alcoholism, including drunk driving; (ii) underage drinking; and (iii) health consequences resulting from the misuse of beer and soft drinks (for example, alcoholism and obesity). Factors such as negative publicity regarding the consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks in general could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their consumption patterns.

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Key brand names are used by us, our subsidiaries, associates, and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures, or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. We are subject to the risk of exposure to negative publicity or fake news, in relation to our businesses, adverse environmental impacts, taxes, labor rights, corporate transparency, local work conditions, among others. Negative publicity or fake news that materially damages our reputation or of one or more of our brands could have an adverse effect on us or on the value of that brand and subsequent revenues from that brand, which could adversely impact our business, results of operations, cash flows and financial condition.

Competition could lead to a reduction of our margins, increase our costs, and adversely affect our profitability.

We compete with both brewers and other beverages companies. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate.

Furthermore, the beverage market is becoming more complex and sophisticated due to consumer preferences and changes in their preferences. Competition may divert consumers and customers from our products. Competition in the various markets in which we operate could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, without we are being able, on the other hand, to increase prices to recover higher costs, and thereby cause us to reduce margins and/or lose market share. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Moreover, innovation faces inherent risks, and the new products we introduce may not be successful among consumers and customers, while competitors may be able to respond more quickly than we can to new trends.

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, our market share and results may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.

Additionally, the absence of equal competitive conditions, granting of tax subsidies, unfair or illicit practices, tax evasion and corruption may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

If we do not successfully comply with the applicable anti-corruption laws, export control regulations and trade restrictions, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales.

We are subject to the risk that our management, employees or other representatives may take actions that violate the applicable anti-corruption laws and regulations, such as the Brazilian Federal Law No. 12,846/2013 (“Brazilian Anti-Corruption Law”) and the U.S. Foreign Corrupt Practices Act (“FCPA”).

The Brazilian Anti-Corruption Law imposes strict liability on companies for certain acts against the public administration, including corrupt acts involving public officials, whether foreign or local. Under the Brazilian Anti-Corruption Law, companies may be held liable for such acts and face administrative and judicial sanctions, including severe fines and disgorgement of profits, among other sanctions. When imposing sanctions under the Brazilian Anti-Corruption Law, Brazilian authorities may consider whether a company has implemented an effective anticorruption compliance program.

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Notwithstanding the Brazilian Anti-Corruption Law and related enforcement efforts, Brazil, as well as other countries in which we operate, still has a perceived elevated risk of public corruption. To a certain degree, that may leave us exposed to potential violations of the Brazilian Anti-Corruption Law, FCPA or other applicable anti-corruption laws and regulations.

Additionally, in the ordinary course of business, we regularly contract and deal with business partners and consulting firms. Some of these third parties have been managed or controlled by former government officials. Because Brazilian authorities are conducting ongoing investigations that target certain consulting firms and business partners that we previously engaged, we have been cited as clients in connection with such investigations.

In the third quarter of 2019, there were news reports regarding alleged leaks of statements about us by a former consultant, Mr. Antonio Palocci, in a legal procedure to which we subsequently had access. In this regard, we have not identified evidence supporting Mr. Palocci’s claims of illegal conduct by us, and we remain committed to monitoring this matter.

As a global brewery, we also conduct our business and sell our products in countries that may be subject to export control regulations, embargoes, economic sanctions, and other forms of trade restrictions imposed by the United States, the United Nations, and other participants in the international community.

The Company’s integrity program (anti-corruption compliance) may not be successful in detecting, preventing and remediating violations of applicable anti-corruption laws, and the Company remains exposed to the risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating and remediating such potential misconduct. Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud, or violations of applicable law by our management, employees or other representatives (agents or other business partners).

If we are not in compliance with anti-corruption and other similar laws, such as the Brazilian Anti-Corruption Law and FCPA, we may be subject to administrative, civil, and criminal penalties, and other remedial measures, which could harm our brand and reputation, and have a material adverse impact on our business, financial condition, results of operations and prospects. Adverse press coverage also may result from having our name or brands associated with any misconduct and could damage our reputation, brands, and sales. Therefore, if we become involved in any investigations, notices, or other proceedings under the FCPA, the Brazilian Anti-Corruption Law or other applicable anti-corruption laws, in Brazil or in other countries where we operate, our business could be adversely affected.

(h) Regulation of the sectors in which the issuer operates

Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in levels of taxation in the countries in which we operate could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the countries’ governments will not increase current tax levels and that this will not impact our business.

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For instance, in May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 reducing the rate of the Excise Tax (Imposto sobre Produtos Industrializados), or IPI Excise Tax, applicable to transactions with concentrate units and, in so doing, effectively reduced the value of the IPI Excise Tax presumed credits that we had recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%, which was later revoked by the Decree No. 10,554/2020. Since then, other decrees were issued with temporary rates applicable to transactions with concentrate units. In 2022, Brazilian Federal Government altered IPI Excise Tax rates levied on transactions with several products, including beer, soft drinks and soft drinks concentrate units. As for concentrate units, the IPI Excise Tax rate was fixed in 8% (Decree No. 11,182/2022).

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piauí, Rio Grande do Norte, Roraima, Sergipe, Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while both the States of Minas Gerais and Rio de Janeiro decreased their ICMS value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively). In 2023, the States of Minas Gerais and Rondônia increased their ICMS rates applicable to beer (increases ranging from 2% to 5%), while the States of Maranhão, Pernambuco, Roraima, Paraíba, Ceará, Bahia, Distrito Federal (Federal District), Goiás and Minas Gerais increased their ICMS rates applicable to soft drinks (increases ranging from 1% to 3%), and the States of Rio Grande do Sul and Rio Grande do Norte decreased their ICMS rates applicable to soft drinks (decreases of 2%, respectively), with effect from the beginning of 2024.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities, and we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

On December 20, 2023, the Brazilian Congress approved the consumption tax reform, resulting in the enactment of Constitutional Amendment No. 132/2023. One of the main purposes of this tax reform is to simplify the tax legislation applicable to consumption in Brazil by replacing the five current indirect taxes (IPI, ICMS, ISS, PIS and COFINS) with two consumption taxes and a Selective Tax (IBS, CBS and IS) - the IPI rates will be reduced to zero as of 2027, except for products manufactured in the Manaus Free Trade Zone. The new system will be implemented over a seven-year period, starting in 2026 until 2032. The new regime has not yet been regulated and the rates have not yet been defined. The tax reform eliminates all existing tax benefits, including benefits that are currently enjoyed by the Company, preserving only certain specific benefits, such as the Manaus Free Trade Zone (“ZFM”) and the Free Trade Areas (“FTAs”).

In order to regulate the regime established as a result of the enactment of Constitutional Amendment No. 132/2023, the Executive Branch submitted, on April 24, 2024, the Supplementary Bill No. 68/2024 (“PLP 68/2024”) for consideration by the National Congress, and, therefore, it may still undergo several changes before its enactment. Considering this, and even though the rates of these new taxes have not yet been defined, we cannot predict the impact of the tax reform on our operations with any accuracy as of the date of this report. However, the effects on our operating results may be significant, bringing negative consequences that materially affect the reported results.

Also, the Constitutional Amendment No. 132/2023 established that the Executive Branch of the Federal Government would present a suggestion for a bill related to the tax reform of income tax. The implementation of a tax reform or of any modifications to the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies could directly or indirectly impact our business.

Additionally, Provisional Measure No. 1,185/2023 was converted into Law No. 14,789/2023, which became effective on January 1, 2024. The law provided relevant changes in the federal taxation, such as:

• Federal taxation of tax incentives: Apart from federal tax incentives specific for the development of the North and Northeast regions (“SUDAM” and “SUDENE” benefits), all other federal, state and municipal tax incentives will be subject to Corporate Income Tax (“IRPJ”) and PIS and COFINS taxation. A Corporate Income Tax restricted tax credit may be granted to partially offset the federal taxation impacts, provided certain conditions are met and an authorization by the tax authorities is issued; and

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• Deductibility of Interest on Capital (“IOC”): Law No. 14,789/2023 also brought specific limitations for the deductibility of IOC payout mainly by means of limiting Net Equity’s accounts that could be considered for the calculation of a fully deductible IOC. Thus, as of January 1, 2024, our IOC basis was adjusted downwards by the value that was recorded in “carrying value adjustment account” in connection with the stock swap merger carried out in 2013, which allowed us to move to a "one share, one vote" system.

We are subject to regulations in the countries in which we operate and we may have our activities impacted by foreign legislation regarding social, environmental and climate issues.

Our activities are regulated by federal, state and municipal laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, environmental aspects, distributor relationships, retail execution, sales and data privacy, among others. In addition, as a public company in Brazil an in the USA, we are also subject to the Brazilian and U.S. securities laws and the oversight of the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) and the U.S. Securities and Exchange Commission (“SEC”), in connection with our securities. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and other penalties. We may be subject to demands involving claims that we have not complied with existing laws and regulations, which could result in fines, penalties, and additional obligations, such as disclosure of additional information, change of current practices, among others.

In Brazil, the Ministry of Agriculture and Livestock (“MAPA”) and its local departments are responsible for the registration, standardization, classification, labelling and for the inspection and surveillance of beverage production and commerce. MAPA regulation sets forth that the registration of establishments and beverages products is valid throughout the country and must be renewed every ten years, except for imported beverages that do not require registration with the MAPA. Moreover, some products and beverages (i.e., energy drinks) may be subject to prior registrations or post-production regulations issued by the Brazilian National Health Surveillance Agency (“ANVISA”).

We may be subject to laws and regulations aimed at reducing the availability of beer and soft drinks in some of the markets we operate to address alcohol abuse, underage drinking, health concerns and other social issues. For example, certain Brazilian states and small municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of soft drinks in schools and imposing restrictions on advertisement of alcoholic beverages. In addition, the Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer, which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. Furthermore, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These restrictions may adversely impact our results of operations.

We may be unable to timely comply with recently enacted laws and regulations in the countries we operate or to comply with laws and regulations in countries we recently started to operate. There is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic beverages and soft drinks. Compliance with such restrictions can be costly and, consequently, affect earnings in the countries in which we operate. Additionally, the trend towards the multiplication of regulations aimed at regulating ESG issues in the international jurisdictions where we are headquartered and/or we conduct our businesses can result in complex regulatory obligations, with compliance actions to be implemented throughout the value chain, including operations located in other countries where Ambev operates, which may lead to high compliance costs and, in the event of non-compliance, reputational, financial and operational damage, as well as limitations on accessing external consumer markets.

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We are subject to antitrust laws in Brazil and other countries.

As any company operating in Brazil, we are subject to the Brazilian antitrust legislation, which sets forth the conduct that should be considered a violation to the economic order and the penalties applied. We hold a substantial share of the beer market in Brazil and thus we are subject to scrutiny and enforcement by Brazilian antitrust authorities (mainly the Administrative Council for Economic Defense - CADE). From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims initiated by CADE or arising from allegations of violations of laws or regulations, either from competitors, clients and third parties. Therefore, we cannot assure you that Brazilian antitrust regulation and decisions will not affect our business in the future.

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia, Canada, Uruguay, Paraguay, Panama and the Dominican Republic, in which our operations are subject to scrutiny by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political circumstances have a direct impact on our business and may adversely impact our income and the market price of our shares and ADRs.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which has historically changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to influence the course of the Brazilian economy, control inflation and implement other monetary policies have involved increase in the Central Bank’s base interest rates, changes in tax policies, wage and price controls, currency devaluations, capital controls, tax adjustments, limits on imports and exports, as well as other measures, such as the “freezing” of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including us, our business, inputs and products, distribution, sales structure and financial condition, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

devaluations and other exchange rate movements.

•	inflation.
•	investments.
•	exchange control policies.
•	unemployment levels and labor regulation.
•	social instability.
•	price instability.
•	energy shortages.
•	water shortages or rationing.
•	natural and other disasters, including large scale epidemics and/or pandemics, government responses and other responses, and trade restrictions related thereto.
•	interest rates and monetary policies.
•	liquidity of domestic capital and lending markets.
•	growth or downturn of the Brazilian economy.
•	import and export controls.
•	exchange controls and restrictions on remittances abroad.
•	changes in environmental and climate legislation.
•	fiscal policy and changes in tax laws.

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•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility and lack of liquidity in the Brazilian capital market and securities issued by Brazilian companies. For example, the deterioration in federal, state and municipal governments’ fiscal results in recent years has led to an unprecedented increase in gross debt, as well as in the Gross Debt to GDP ratio, which led Brazil to lose its investment grade from credit rating agencies, decreasing the influx of foreign capital and contributing to a lower level of economic activity. In addition, the Brazilian economy has experienced a sharp drop in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian federal government.

We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further impacted 2021, 2022 and 2023, which, coupled with government stimulus reduction, amplified the uncertainty by adding volatility to the market through accelerated inflation, lower disposable income and higher SELIC rates in Brazil.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADRs.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 10.1% in 2021, 5.8% in 2022 and 4.6% in 2023. Brazil may continue experiencing high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. More recently, inflationary pressures have decreased, which has led to the return of a more expansionist monetary policy.

Inflation pressures in Brazil present notable challenges to our operations, affecting both our cost and expense structure and the dynamics of consumer demand.

The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil) (COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the SELIC official interest rate oscillated from 2.75% in March 2021 to 9.75% in the end of 2021, with further increases in February, March, May, and June 2022. As of the date hereof, the SELIC rate was 11.25%. We cannot assure you that inflation will not affect our business in the future. Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages, soft drinks and other non-alcoholic beverages, as well as our results of operations. Moreover, the instability and uncertainty in the Brazilian economic and political scenario may continue to adversely affect the demand for our products, which, in turn, may negatively impact our operations and financial results.

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In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. For example, presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results, and a high state of political and social tension persisted in Brazil after the election and in the beginning of the new term of office of Luiz Inácio Lula da Silva on January 1, 2023.

Also, during the term of the former president Jair Messias Bolsonaro, who remained president until January 1, 2023, there were several inquiries related to potential misconduct. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition and results of operations, as well as the market price of our common shares.

Ultimately, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the President’s administration will implement, especially the scope, feasibility, and effectiveness of the long-awaited tax reforms, which could result in greater political and economic instability and negatively affect the regulatory framework in which we operate, which, in turn, could negatively affect our business, financial condition and results of operations. Likewise, we cannot predict how the President’s administration may affect the country’s overall stability, growth prospects and economic and political health.

Furthermore, any efforts by the Brazilian government to preserve economic stability, as well as any public speculation regarding possible future initiatives, could contribute significantly to economic uncertainty in Brazil and to greater volatility in Brazilian capital markets and securities issued abroad by Brazilian issuers. It is also difficult to evaluate the impact that the turmoil in the credit markets will have on the Brazilian economy and, consequently, on our future operations and financial results.

A failure by the Brazilian government to implement reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies and an increase in the risk premium, negatively impacting Brazil’s economy and leading to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our businesses, financial condition and results of operations.

(i) Foreign countries where the issuer operates

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L. or LASI, a holding company with operating subsidiaries in Argentina and other South American countries, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

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The results of our Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in 2021, 2022 and 2023 relative to the U.S. dollar), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014 and the interest payment default on its debt in 2020), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, the new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition, and operating results.

The 2021, 2022 and 2023 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. For further information, please see risk factor “Our results of operations are affected by fluctuations in exchange rates and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance” above.

In 2020, the Argentine government implemented multiple measures in response to the economic crisis resulting from the COVID-19 pandemic, including increased health spending, financial support for workers (including funding of wages), vulnerable groups and certain industry sectors, as well as price controls. In 2021, these actions were further enhanced with the freezing of housing rental prices (coupled with the prohibition of evictions upon payment delays), temporary suspensions of service interruption due to non-payment, extension of credit card payment deadlines and reduced fees on public transportation. Argentina’s inflation reached 211.4% in 2023 with the Central Bank increasing its reference interest rate (BADLAR) by nearly 25pp, ending the year at 100%, in an attempt to prevent further devaluation of the currency that went from 177 ARS/USD to 809 ARS/USD (a 367% devaluation).

In light of the country’s ailing economy and market’s concerns, including as a result of increases in corporate income tax, our liquidity and operations, as well as our ability to access funds from Argentina, could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

In November of 2023, Argentina elected Javier Milei as its new president, with views to fix an economy battered by soaring inflation, a looming recession and rising poverty. However, there is no guarantee that Mr. Milei will be successful in improving the macroeconomic scenario in relevant ways, or at all, and, likewise, we cannot predict the scope and effectiveness of any reforms he may implement, which are considered radical. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, on November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo) was returned to power. In October 2023, following a power struggle between Arce and former-president Morales, Bolivia’s president, Luis Arce, was expelled from his own party, MAS. In 2023, Bolivia faced economic challenges, particularly regarding its dwindling net reserves and escalating country risk. The Bolivian Central Bank experienced a substantial decrease in its net foreign reserves, primarily comprised of gold and foreign currency, marking its lowest value in 17 years at $1.709 billion by the end of 2023. This decline in reserves triggered concerns about Bolivia’s financial stability, prompting investors to divest from Bolivian bonds due to default risks stemming from the depletion of dollars.

Furthermore, In December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan included promises such as increasing taxes on the highest income bracket, as well as on large companies, ending the current pension system and creating a universal fund to finance public and private health. Mr. Boric was sworn in as president in March 2022. In 2023, the Chilean economy showed signs of recovery following a negative macroeconomic scenario in recent years. Nevertheless, Chilean GDP decreased by 0.2% in 2023 as compared to 2022, reflecting weak private consumption and higher unemployment rates, which increased by 0.7% in 2023.

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It is difficult to assess the impact that the changes to the Bolivian and Chilean political scenario, as well as other Latin American countries, will have on their respective economies, and, as a result, the effect on our operations and financial results.

Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition, and results of operations.

Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, as well as on our financial condition and results of operations.

Following the categorization of Argentina in our results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), requiring us to restate the results of our operations for the year ended December 31, 2018, in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition, and results of operations.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy, and food prices, among other factors. The National CPI variation was 211.4% in 2023, 94.8% in 2022 and 50.9% in 2021. On February 6, 2024, the Central Bank announced that the new inflation estimates for 2024 and 2025 are 227.0% and 58.9%, respectively, pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado) which was carried out between January 29 and 31, 2024. The Argentine government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through tax and monetary policies, an increase in inflation rates could be expected.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by diluting the effects of the peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence. The efforts undertaken by the Argentine government to reduce inflation have not achieved the desired results yet. A continuing inflationary environment could undermine our results of operation and adversely affect our ability to finance the working capital needs in Argentina.

The main impact of this hyperinflationary environment in Argentina on our results of operations is the corresponding impact such inflation effects have on our cost of sales and operating expenses, particularly in terms of increasing costs of raw materials, labor and other operating expenses. In this way, such inflationary pressures have direct impact on our gross profit margins and overall profitability. In addition, inflation impacts pricing dynamics due to its impact on consumer behavior and purchasing power. As prices rise, consumers may cut back on discretionary spending, including purchases of beverages. We may face challenges in passing on increased costs to consumers if they are already feeling the strain of inflation on their budgets. This can lead to deterioration on profit margins as we may be unable to fully offset cost increases with higher prices.

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There is uncertainty regarding the effectiveness of the policies implemented by the Argentine government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which, in turn, may have a negative impact on our financial condition and results of operation.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and, in turn, could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

Deterioration in economic and market conditions in Brazil and other emerging countries, as well as in developed economies, may adversely affect the price of our securities.

Political, economic and market conditions in Brazil and other emerging countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Economic crises in emerging markets, such as in Southeast Asia, Russia, and Argentina, historically caused volatility in the Brazilian stock market and other emerging countries. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which affected and may adversely affect investors’ interest in the securities of Brazilian issuers, such as Ambev.

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets and commodity prices, including as a result of the conflict between Ukraine and Russia and the armed conflict involving Hamas and Israel, and other conflicts in the Middle East.

More recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe, proving that the market value of our securities may be adversely affected by events occurring inside and outside of Brazil, such as the emergence or continuation of widespread health emergencies or pandemics, military conflicts, including the increased military tension between Russia and Ukraine and the armed conflict involving Hamas and Israel, terrorism or other geopolitical events. Additionally, monetary policy changes and/or implementation of protectionist policies in the United States and other relevant countries for the international economy may impact, directly or indirectly, the economy in the countries where we operate, generating several risks, especially exchange rate change, interest rate and increase in the price of commodities, and, consequently, affecting our results.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba is still targeted by comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Ambev, through its Canadian subsidiary, Cerbuco Brewing Inc., (“Cerbuco”), owns 50% of Cerveceria Bucanero S.A. (“Bucanero”), a Cuban company in the business of producing and selling beer. The remaining 50% of Bucanero’s share capital is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, please see item 4.7 of this Reference Form.

Bucanero’s main brands are Bucanero and Cristal. In 2023, Bucanero sold 1.03 million hectoliters of beer, representing about 0.56% of our total volume of 183.7 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department jointly administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Our overall business reputation may suffer, or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from – or reporting of interests in companies that do business with countries designated as state sponsors of terrorism. On January 11, 2021, the United States government designated Cuba as a state sponsor of terrorism, a list from which Cuba had previously been removed in 2015. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

Also, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.

The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act had previously been suspended by discretionary presidential action following its inception in 1996, on May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain for us how the activation of Title III of the Helms-Burton Act may impact our U.S. litigation exposure due to such notices of claims. ABI has received potential notices of claims based on the Helms-Burton Act.

Outbreaks of infectious diseases, or the risk of an outbreak (e.g., pandemics, epidemics, including a potential new wave or variant of COVID-19), and the government responses and other responses thereto are highly uncertain and unpredictable, and could result in other substantial adverse effects on our business and affect our ability to continue to conduct it.

Outbreaks or potential disease outbreaks may have an adverse effect on our operations. Historically, some epidemics and regional or global outbreaks, such as the one caused by the Zika virus, the Ebola virus, the H5N5 virus (popularly known as avian influenza), the foot and mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS), the Severe Acute Respiratory Syndrome (SARS) and the Dengue virus affected certain sectors of the economy in countries where these diseases were spread.

During 2020 and 2021, as the COVID-19 pandemic progressed in the countries in which we operate, including Brazil, Argentina, Canada and several other countries in Central and South America, states and municipalities have adopted guidelines that varied in terms of scope and intensity to control the spread of COVID-19, such as the restriction on circulation of people and social distancing, which resulted in the closing of and operating restrictions on stores, restaurants, hotels, shopping centers, crowded areas, parks and other public spaces. In 2022, most of such restrictions were raised throughout the first half of the year as a result of improvements in the control of the pandemic. While these restrictions were in effect, they have changed consumer behavior and the dynamics of on-trade (e.g., bars and restaurants) and off-trade (e.g., supermarkets) channels, which adversely impacted our profitability. This changed dynamics had a severe effect on emerging market countries, such as Bolivia and Panama, where the on-trade channel is the predominant consumption occasion for consumers.

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The dissemination of COVID-19 made us change our business practices (including additional hygienic practices for workplaces and employees, in addition to canceling in-person meetings, events and conferences) during the pandemic. We may take additional actions, as required by government authorities, or as determined by management, considering the best interests of our employees, customers and business partners. We cannot guarantee that these measures will be sufficient to mitigate the risks posed by the pandemic or that they will meet the demands of government authorities.

The extent to which the outbreak of infectious disease pandemics will affect our business, financial condition, results of operations or cash flows will depend on future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even a few years after the start of the pandemic, our business continues to suffer adverse and material impacts due to the global or regional economic impact, including recession, economic slowdown or increase in unemployment levels, which may affect the purchasing power of our customers.

In addition, we cannot guarantee that other regional and/or global outbreaks will not occur. If they do, we cannot guarantee that we will be able to take the necessary measures to prevent an adverse impact on our businesses of equal or greater dimension than the impact caused by the COVID-19 pandemic, in case of new regional and/or global outbreaks, or new large-scale waves of COVID-19.

Any outbreak of a disease that affects human behavior or that requires public policies to restrict the circulation of people and/or social contact may change consumer behavior, having an adverse impact on our business, as well as on the economies in the countries in which we operate. Disease outbreaks may also make it impossible for our employees and customers to go to our facilities (including for preventative reasons or avoiding large-scale contamination), which would adversely affect the development of our business.

The impact of infectious disease outbreaks, or the risk of an outbreak (e.g., pandemics, epidemics, including a potential new wave or variant of COVID-19), can also precipitate or exacerbate the other risks described in this Reference Form.

(j) Social issues

The Company’s commitment to social responsibility may result in additional costs, and we are subject to laws, regulations, and other obligations to promote human rights, social justice and labor standards that may expose us to additional contingencies.

Our purpose is to conduct the Company’s business in a manner that observes corporate social responsibility standards, which may vary based on the specific characteristics of our various business operations and the geographic locations in which we operate. We are also subject to laws, regulations and other obligations that require the Company to comply with diversity and social impact standards, and, consequently, we are exposed to certain risks related to non-compliance.

Exposure to social risks varies according to the specific characteristics of each company, its sector of activity and its geographic location, so that each company must consider such peculiarities to define the social risks considered material, according to its strategy and model of business. In general, social risks arise from the potential and effective adverse impacts on the Company’s business related to the human rights of all stakeholders involved in its operation, including its own employees, consumers, suppliers, investors and the local community where a company operates, these being connected directly or indirectly to its activities.

If the measures we adopt are not sufficient to prevent, manage and mitigate the social risks applicable to our business, we will consequently be exposed to legal, regulatory, operational, and reputational risks, which can materialize in different ways.

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We also seek to guarantee dignified working conditions for our employees, ensuring their health, safety, well-being, and their right to associate and participate in unions, in compliance with local laws and regulations, respecting human rights. A workplace identified as dangerous, hostile, or discriminatory may result in legal contingencies and inhibit our ability to attract and retain talent, negotiate with associations and unions, prevent incidents of health and safety at work, and drive innovation.

Similarly, if we do not take well-structured initiatives that are integrated into long-term planning to foster diversity, equity, and inclusion, both in our staff and in the structure of the statutory bodies and leadership, we may be challenged, including judicially, about the absence of clear goals and effective actions in this area.

There is no guarantee that we will be able to properly manage the social risks mentioned above, meeting all national and international parameters and guidelines, which, consequently, may harm our operating results and reputation.

(k) Environmental issues

Our operations are subject to a broad environmental legislation, the non-compliance of which may pose significant financial, operational, reputational and regulatory risks related to environmental issues for us.

Our operations are subject to a wide variety of federal, state, and municipal environmental laws and regulations related to the licenses or authorizations necessary for the development of our business regarding the installation and operation of our projects and activities, the use of water resources, solid waste management, removal of vegetation, impact on protected areas, use of forestry products or raw materials, among other aspects possibly related to our activities.

Our activities require the constant obtaining and renewal of environmental licenses and authorizations, which depend on the installation and operation of activities and undertakings considered by the competent environmental agency as potentially polluting the environment. Technical difficulties, non-compliance with the related environmental legislation and the technical conditions established in the environmental licenses and authorizations may have harmful effects on our business, since they may subject us to the imposition of various administrative sanctions (such as simple or successive fines, interruption or suspension of activities, embargo or closure of undertakings, revocation of licenses and authorizations, as applicable), payment of costs for the recovery of degraded areas and environmental regularization (resulting from environmental compensation and embargo, for example), as well as accountability in the civil, administrative and criminal spheres, as the case may be. There is no guarantee that we will not incur environmental liability or that these applicable environmental laws and regulations will not change or become more stringent in the future. In this sense, non-compliance with the applicable legislation and the technical conditions established in the licenses and authorizations may harm our reputation, operating results, and financial health.

As the scrutiny of environmental authorities, society, and investors regarding our compliance with environmental legislation in the various federative spheres, as well as in the countries in which we operate, has become increasingly rigorous, our costs to comply with environmental regulation, improve environmental practices and repair possible environmental damage can increase substantially in the future. Furthermore, processes related to environmental compliance can become more complex.

In this context, as to the current environmental legislation and other environmental issues relevant to us, the following are considered material issues, arising from the activities developed by us, from a regulatory, operational and financial point of view: (i) the use of water resources; (ii) climate changes and possible regulation of carbon markets and greenhouse gas emissions in countries where we operate, such as Brazil; (iii) solid waste management, reverse logistics and circular packaging; (iv) sustainable agriculture; and (v) responsible consumption. In view of their materiality, we internally manage the material topics by establishing and monitoring appropriate performance indicators to assess the variations, evolutions and challenges related to each of the aforementioned topics.

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Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural factors (including floods, such as those that devastated the State of Rio Grande do Sul in early 2024, and fires), social and technical factors (technological or human errors) or physical risks, such as large-scale epidemics and pandemics, including the COVID-19 pandemic, the occurrence of natural disasters, terrorist events, military conflicts, including the ongoing conflict between Russia and Ukraine and the armed conflict involving Hamas and Israel, which could disrupt the operations of our suppliers, affect the price or availability of certain raw materials or commodities required for our products and adversely affect our operations, as well as other actions that may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution centers or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

(l) Climate issues, including physical and transition risks

Climate changes, or legal, regulatory or market measures to address climate changes, may negatively affect our business or operations.

There is a growing concern about adverse impacts caused by emissions of carbon dioxide and other greenhouse gases into the atmosphere, such as rising global temperatures, changing weather patterns and the increased frequency and severity of extreme weather events and natural disasters. If climate changes have a negative effect on agricultural productivity in the locations where we operate, we may be subject to reduced availability or the offer at less favorable prices for certain agricultural products that are necessary for our production process, such as barley, hops, sugar, and corn. In addition, public expectations for reducing greenhouse gas emissions may result in increased cost of energy, transportation, and raw materials, and may require us to make additional investments in facilities and equipment due to increased regulatory and/or social pressures. As a result, the effects of climate changes could have material adverse long-term impacts on our business and results of operations. Our operations are subject to physical risks, with impacts on the production capacity and delivery of services and products, resulting from the effects of climate changes. Tropical cyclones can cause disruptions and damage to businesses and breweries. Wildfires can cause malting barley crop failures. Non-seasonal rains, including possible floods, such as those that devastated the State of Rio Grande do Sul in early 2024, can cause malting barley harvest failures, affecting barley quality. Changes in weather conditions can result in reduced malting barley yields. This reduction directly affects inputs for production and may consequently increase production costs and indirectly costs to markets. For instance, the growing demand for aluminum for packaging, combined with sourcing challenges, may result in higher procurement costs.

Our operations are also subject to transition risks such as: (i) regulatory changes on water use and prices, which may increase the price of water or cause interruptions in supply, affect the availability and license to operate in certain localities and countries; (ii) carbon pricing mechanisms (both taxes and emissions trading systems) that affect both direct operations and emissions from packaging materials throughout the supply chain, may result in higher operating costs for us. For example, the aluminum and glass production process are energy high and greenhouse gas emissions intensive. Depending on the country where materials are sourced from, there is potential associated with a high carbon cost and carbon pricing mechanisms; (iii) current and emerging energy and fuel regulations and taxes may increase direct operating costs, given that we are exposed to such fuel and energy taxes; and (iv) fluctuations in demand for inputs prone to low availability, such as aluminum, may affect production capacity and increase the cost of purchasing packaging for our products.

We established sustainability goals focused on smart agriculture, efficient use of water resources, recycling of packaging, reduction of carbon emissions and use of renewable electrical energy, but we have encountered, and may continue to encounter in the future, challenges in relation to achieving these aspirations by the deadlines stipulated in our disclosures or otherwise, in the same manner and to the same extent as previously planned and disclosed.

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Adding to our 2025 climate goals, we have also announced our ambition to achieve net zero emissions across our entire value chain by 2040, which requires continued investment, and there is no guarantee that we will achieve any of these goals or that our initiatives will achieve the intended results. If we fail to meet these goals for any reason, there is a risk of reputational damage, as well as possible questioning from our stakeholders. As a result, the effects of climate changes could have a material adverse long-term impact on our business and results of operations.

New ESG regulations may be enacted, which may result in increased costs for us to comply with them.

New ESG regulations continue to be enacted and proposed in the countries where we operate. These regulations brought by government and regulatory agencies can be wide-ranging in scope and cover various issues within the ESG framework, including, among other areas, reporting, disclosure, and due diligence processes.

The enactment of new regulations may require us to adapt our current business, activities, and practices to comply with such new legislation and other requirements, which, in turn, could result in higher operating costs and negatively affect our results of operations.

Scarcity or poor quality of water may negatively affect our production costs and capacity.

We face risks related to water shortages. The availability of fresh water is a limited resource in many parts of the world, facing unprecedented challenges relating to climate changes and the resulting change in rainfall patterns and frequency of extreme weather conditions, like the floods that devastated the State of Rio Grande do Sul in early 2024, overexploitation, increased pollution, and poor water management. As the demand for water continues to increase worldwide, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increased production costs, capacity limitations or significant changes in water quality, which could adversely affect our business and results of operations.

Water shortages can result in business interruptions and/or reduced production and increased treatment costs. The availability of water is critical for our operations, as it is an essential input for the production of beer. Reduced water availability can also affect legislation regulating water use. In addition, water quality affected by scarcity can also affect water treatment costs and the ability to operate around the clock.

Droughts can cause malting barley harvests to fail, especially in South America, where most barley is rain-fed, and the so-called meteorological droughts (short-term droughts and impacted by precipitation) can significantly affect barley crops yields.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

Stakeholders concerns and changing consumer preferences for sustainable products could also result in reduced revenues if we are unable to meet these requirements.

(m) Other issues not included in the previous items

Not applicable.

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4.2 – Indication of the five (5) main risk factors

We face operational risks that may result in partial or temporary suspension of our operations, which may adversely affect our financial condition and results of operations.

We are subject to risks related to pending legal and administrative proceedings, and unfavorable decisions regarding such proceedings may adversely affect our results of operations, cash flows and financial condition.

Our results of operations are affected by fluctuations in exchange rates and the depreciation of the real or other currencies with which we operate against other currencies, including the U.S. dollar, which may adversely affect our financial performance.

We depend on the reputation of our products and brands, and damage to their reputation may have an adverse effect on our results.

Failures in information technology, including failures in the effective implementation of patches and new technologies or those that affect the privacy and security of sensitive business and customer information, could harm our operations.

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4.3 – Description of the main market risks

The Company describes below the risks that it is aware of and believes that currently may adversely affect it. Additional risks, which are currently not known to the Company or which the Company considers to be irrelevant, may also adversely affect the Company.

Foreign Exchange Risk

The Company incurs foreign exchange risk on loans, investments, purchases, dividends and interest income/expenses whenever they are denominated in a currency other than the functional currency of the Company or the concerned subsidiary.

From January 1, 2021 to December 31, 2023, the U.S. dollar depreciated 6.8% in relation to the real, and, as of December 31, 2023, the commercial exchange rate to buy U.S. dollars was R$ 4.84 per US$ 1.00.

The Company’s exposure to foreign currency creates market risks associated with variations in foreign exchange rates, primarily with regard to the U.S. dollar. By way of example, the Company’s foreign currency-denominated liabilities, as of December 31, 2023, included a debt of R$ 885.9 million.

As of December 31, 2023, the Company’s derivative transactions consisted of forward foreign exchange contracts, exchange rate swaps, options, and futures contracts. The table below provides information about the most important foreign exchange rate-sensitive instruments as of December 31, 2023. The terms contracted for these instruments have been categorized according to the expected maturity dates.

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	(in millions of Reais, except for percentages)
Derivative Instruments (1)	2024	2025	2026	2027	2028	Later	Total	Fair Value
BM&F Dollar Futures:
Notional Amount	1,184.7	-	-	-	-	-	1,184.7	1.7
Average Unit Price	5.1	-	-	-	-	-	5.1	-
NDF C$ x US$:
Notional Amount	1,427.9	-	-	-	-	-	1,427.9	-20.2
Average Unit Price	4.9	-	-	-	-	-	4.9	-
NDF C$ x EUR:
Notional Amount	37.4	-	-	-	-	-	37.4	-0.1
Average Unit Price	5.4	-	-	-	-	-	5.4	-
NDF ARS x US$:
Notional Amount	-	-	-	-	-	-	-	-
Average Unit Price	-	-	-	-	-	-	-	-
NDF CLP x US$:
Notional Amount	602.2	-	-	-	-	-	602.2	17.8
Average Unit Price	4.7	-	-	-	-	-	4.7	-
NDF UYU x US$:
Notional Amount	184.0	-	-	-	-	-	184.0	-4.0
Average Unit Price	5.1	-	-	-	-	-	5.1	-
NDF BOB x US$:
Notional Amount	233.2	-	-	-	-	-	233.2	-27.8
Average Unit Price	5.4	-	-	-	-	-	5.4	-
NDF PYG x US$:
Notional Amount	776.8	-	-	-	-	-	776.8	-40.1
Average Unit Price	5.1	-	-	-	-	-	5.1	-
NDF MXN x US$:
Notional Amount	110.6	-	-	-	-	-	110.6	-40.1
Average Unit Price	0.2	-	-	-	-	-	0.2	-
NDF US$ x R$:
Notional Amount	8,402.9	-	-	-	-	-	8,402.9	-305.6
Average Unit Price	5.1	-	-	-	-	-	5.1	-

(1) Negative notional amounts represent an excess of liabilities over assets at a given moment

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Commodity Risk

This risk involves the possibility of fluctuations in the prices of the products sold by the Company or by its subsidiaries, or in the price of raw materials and other inputs used in the production process. Since it operates in a commodities market, sales revenues and costs of sales of the Company and its subsidiaries can be affected by changes in the international prices of the products they sell and the raw materials they purchase.

The Company uses a large volume of agricultural goods to manufacture its products, including barley and hops for beer, sugar, guaraná and other fruits and sweeteners for soft drinks. The Company purchases a significant part of its barley and all of its hops outside of Brazil, and purchases the remaining barley, sugar, guaraná and other fruits and sweeteners on the domestic market. The Company also purchases significant amounts of aluminum cans.

Currently, adequate supplies of the commodities that we use are currently available; however, it cannot predict the future availability of these commodities or the prices that will have to be paid for them. The commodity markets have experienced and will continue experiencing price fluctuations. The Company believes that the future price and supply of agricultural products will be determined, among other factors, by the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; it also believes that aluminum and sugar prices will be strongly influenced by prices on international markets.

The Company pays for all the hops it procures on international markets outside of South America in US Dollars. Moreover, despite procuring aluminum cans and sugar in Brazil, the prices it pays are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2023, the Company’s operations in commodity derivatives consisted of contracts for sugar, wheat, aluminum, corn, oil, and resins. The table below provides information on the most important instruments sensitive to commodity risks as of December 31, 2023. The terms contracted for these instruments have been categorized based on the foreseen maturity dates and are measured at market prices.

Commodities Derivatives Maturity Schedule as of December 31, 2023
Derivative instruments (1)	2024	2025	2026	2027	2028	After	Total	Fair Value
(in millions of Reais, except price per tonne/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	280.3	83.4	-	-	-	-	363.6	-11.3
Average Price (R$/tonne)	2,145.7	2,468.2	-	-	-	-	2,219.6	-
Wheat Derivatives:
Notional Amount	200.9	-	-	-	-	-	200.9	8.3
Average Price (R$/tonne)	1,072.9	-	-	-	-	-	1,072.9	-
Aluminum Derivatives:
Notional Amount	2,610.9	-	-	-	-	-	2,610.9	49.4
Average Price (R$/tonne)	10,810.8	-	-	-	-	-	10,810.8	-
Corn Derivatives:
Notional Amount	488.1	-	-	-	-	-	488.1	-15.0
Average Price (R$/tonne)	81.7	-	-	-	-	-	81.7	-
Resin Derivatives:								-
Notional Amount	355.2	-	-	-	-	-	355.2	-61.8
Average Price (R$/tonne)	5,879.5	-	-	-	-	-	5,879.5	-

(1) Negative notional amounts represent an excess of liabilities over assets at a given moment.

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A significant portion of our production costs include commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2023. The increase in these commodities’ prices affects our operating costs directly. Although our current policy is to mitigate our exposure to risks associated with commodity prices, we cannot guarantee that such hedging will be possible at all times in the future.

Commodities	Highest Price	Lowest Price	Average 2023	Fluctuation
Aluminum (US$/metric tons)	2,633.8	2,075.8	2,260.4	0.1%
Sugar (US$ cents/pounds)	28.0	19.0	24.1	2.7%
Corn (US$ cents/bushel)	6.9	4.5	5.6	-30.5%
Wheat (US$ cents/bushel)	7.9	5.3	6.5	-20.7%
PET (US$/metric tons)	1,138.9	947.1	1,035	7.1%

Sources: Aluminum LME (LA1 Comdty), Sugar ICE (SB1 Comdty), Corn CBOT (C 1 Comdty), Wheat CBOT (W 1 Comdty) and PET hedging made via Paraxylene (PFR1 Comdty).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate volatility regarding existing debt issues at pre-fixed rates, existing debt issues at variable post-fixed rates, forward currency swaps and futures agreements, cash and cash equivalents and short-term financial investments.

Part of the floating rate debt incurs interest at the TJLP (Long-Term Interest Rate). During the period shown below, the TJLP was:

	2023	2022	2021
4th Quarter	6.55	7.20	5.32
3rd Quarter	7.00	7.01	4.88
2nd Quarter	7.28	6.82	4.61
1st Quarter	7.37	6.08	4.39

Sensitivity analysis

The Company has identified the main risk factors that could lead to losses in its transactions with derivative financial instruments and, therefore, it has developed a sensitivity analysis based on three scenarios that may affect its future results and/or cash flows, as described below:

1 – Probable Scenario: management’s expectation of deterioration in the principal risk factor of each transaction. To estimate the possible effect on the results from derivative transactions, the Company calculates Value at Risk –parametric VaR. VaR is a statistical measurement arrived at by estimating standard deviations and correlations between the returns from the different risk factors. The outcome of this model is the expected stop-loss for an asset during a given time frame and reliability interval. According to this methodology, we have used as calculation parameters the potential exposure of each financial instrument, a reliability interval of 95% and a horizon of 21 days commencing December 31, 2023, which are shown in the module.

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2 – Adverse Scenario: a 25% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2023.

3 - Remote Scenario: a 50% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2023.

Transaction	Risk	Fair Value	Probable Scenario	Adverse Scenario	Remote Scenario

Commodities hedge	Commodity pricing depreciation	-21.1	94.6	985.4	1,991.9
Input purchase		21.1	-94.6	-985.4	-1,991.9
Foreign exchange hedge	Foreign currency depreciation	-341.4	-163.3	2,995.8	6,333.0
Input purchase		341.4	104.9	-3,336.8	-7,014.9
Costs effects		0.0	-58.4	-341.0	-681.9

Foreign exchange hedge	Foreign currency depreciation	-14.5	-13.2	47.9	110.3
Capex purchase		14.5	13.2	-47.9	-110.3
Fixed assets effects		0.0	0.0	0.0	0.0

Foreign exchange hedge	Foreign currency depreciation	-4.1	-3.7	12	28.2
Expenses		4.1	-1.7	-44	-92.2
Expenses effects		0.0	-5.4	-32.0	-64.0

Foreign exchange hedge	Foreign currency depreciation	-2.3	-2.5	-17.1	-31.9

Cash		2.3	2.5	17.1	31.9
Cash effects		0.0	0.0	0.0	0.0

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4.4 - Relevant non-confidential proceedings

The Company and its controlled subsidiaries are parties to judicial and administrative proceedings, of a labor, tax, and civil nature, as described below, arising from the normal course of its operations, with probable, possible and remote chance of loss. The provisions of the Company and its controlled subsidiaries are registered in accordance with the applicable accounting rules, based on the individual analysis of each proceeding by its internal and external attorneys, with provisions for proceedings assessed by its legal advisors being set up for proceedings with a probable chance of loss.

For purposes of this item 4.4, the Company considers in its materiality analysis the capacity that the information would have to influence investment decisions, based on quantitative criteria combined with qualitative criteria. The quantitative criterion covers proceedings that may have a significant impact on the Company’s equity or business. The qualitative criterion considers available evidence and precedents based on the analysis of case law, legislation and, mainly, the facts that encompass the specific claim, of proceedings that deal with sensitive matters, especially those that represent potential risks to the image of the Company and its subsidiaries.

Labor claims

As of December 31, 2023, the Company and its controlled subsidiaries were parties to approximately 21,000 labor claims filed by former employees and outsourced employees. The claims primarily involve matters concerning overtime, dismissals, severance payments, health hazard and risk premiums, supplementary retirement benefits, social security contributions, charges, among other issues, all of them of legal or administrative nature.

As of December 31, 2023, the Company’s management estimated the losses in labor claims considered to have a probable chance of loss to be approximately R$ 149.9 million, for which provisions of the same amount were registered. As of December 31, 2023, the Company was party to labor claims with a total chance of possible loss estimated at R$ 176.9 million.

Below is the labor suit individually considered relevant to the business of the Company and of its subsidiaries:

1 – Administrative Proceeding No. 14152.071101/2021-79 (ref. to the main Labor Assessment No. 22.101.461-6)
Court	MTP/SP - Ministry of Labor and Social Security.
Level	Lower Court (Judicially Suspended, on the date of this Reference Form).
Date filed	May 13, 2021.
Parties to the proceeding	Plaintiff: MTP/SP. Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 9,258.19.

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Main facts	Labor assessment No. 22.101.461-6 in which the Company was notified, in May 2021, by the Brazilian labor authorities as a result of the working conditions of twenty-three (23) employees of Transportadora Sider Limeira EIRELI (“Sider”), a transportation company hired by the Company, on a recurring one-time basis, which was also notified, as well as a third-party competitor of Ambev, for which Sider had also provided transportation services. Said labor assessment gave rise to another ten (10) labor assessments drawn up against the Company and the other companies involved (Sider and the third-party competitor), regarding related secondary deficiencies, such as deviation of working hours, inadequacy of sanitary and meal facilities and the condition of availability of drinking water, which are not materially relevant. In this proceeding, the Company was held jointly and severally liable for alleged human rights violations committed by Sider in relation to the working conditions of 23 foreign employees, pursuant to the Brazilian labor law, including violations of article 444 of Decree-Law No. 5,452 and of article 2-C of Law No. 7,998. After holding a hearing with the Federal Government’s Public Defender’s Office, Sider entered into an agreement with these foreign employees, paying them (i) severance pay and (ii) compensation for pain and suffering. In June and July 2021, the Company presented an administrative defense against all labor assessments. In January 2023, an order was issued determining the reopening of the period for presenting a defense. In February 2023, the administrative defense was resubmitted. In March 2023, the procedure was distributed to the Labor Auditor for analysis and decision proposal. In May 2023, the Ministry of Labor notified Ambev about the validity of the main labor assessment and other nine (9) of the ten (10) related secondary labor assessments. Ambev has administratively appealed against the decisions of validity. In February 2024, the labor assessments were confirmed by the administrative authority in a final decision at the extrajudicial level. Considering the exhaustion of the means of appeal at the administrative level, in order to continue to challenge any involvement with the alleged facts underlying these labor assessments, a remedy was filed to declare the administrative acts null and void, and including a request for an injunction to suspend the inclusion of Ambev in the Register provided for in the Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016 (“Register of Employers”), which was granted by the Labor Court, with the collection of administrative fines in the amount of approximately R$ 50,000 (plus interest and adjustment for inflation) and the inclusion of Ambev in the aforementioned Register suspended on the date of this Reference Form.
Summary of decisions upon the merits rendered	In the main Labor Assessment, No. 22.101.461-6, the decision was based on safety, hygiene, and health standards for workers, and on the labor protection provisions provided for in art. 444 of the Labor Laws Consolidation, c/c art. 2-C, of Law No. 7,998, of January 11, 1990, establishing a fine in the amount of R$ 408.24. In the other case records, the basis for the decision was also due to the safety, hygiene and health conditions of the service provider(s)’ workers, when the work is carried out on its/their premises or in a place previously agreed in the contract, as provided for in art. 5-A, § 3, of Law No. 6,019, of January 3, 1974, with the wording provided for by Law No. 13,429/2017. The amount of other administrative fines was fixed at R$ 35,744.7.
Stage of the proceeding	The administrative appeal was denied.
Chances of loss	Possible (With the effects of the decision suspended, given that the proceeding is judicially suspended, on the date of this Reference Form).
Reason why the proceeding is considered material	Due to the matter involved, which can generate reputational risks and financial risks indirectly.
Impact analysis in case of loss	(i) fines in the approximate amount of R$ 36,153.00; and (ii) inclusion in the register of employers that submitted workers to conditions analogous to slavery (“Register of Employers”). The Register of Employers is published from time to time on the Ministry of Labor’s official website and any companies listed therein remain part of this register for two years. In addition to adversely affecting the Company’s reputation, the consequences of this listing may include (i) restriction of access to government-owned bank credit facilities; and (ii) negative impact on risk assessments made by private banks and other parties.
Amount provisioned	None.

Tax claims

As of December 31, 2023, the Company and its controlled subsidiaries were parties to approximately 4,874 judicial and administrative tax proceedings. The chances of loss in these proceedings are classified as remote, possible or probable.

The proceedings mainly involve matters relating to Corporate Income Tax – IRPJ, Social Contribution on Net Profit – CSLL, State Goods and Services Tax – ICMS, Tax on Manufactured Products – IPI, Social Integration Programs – PIS, Social Security Financing Contribution – COFINS and social contributions on payroll. The ongoing tax proceedings also include claims filed by the Company against the tax authority alleging illegality and/or unconstitutionality of certain taxes. Assets resulting from such proceedings that may, in the future, arise in favor of the Company as a result of favorable final rulings will only be recognized by the Company when it is certain that it will receive the amounts previously paid and deposited.

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As of December 31, 2023, the Company’s management estimated the losses in some tax claims, which do not involve IRPJ and CSLL matters, as being probable at approximately R$ 484.6 million, for which provisions of the same amount were registered, of which R$ 97.6 million are related to social security matters, as described below.

In relation to social security matters, the Company is party to claims relating to social contributions on payroll. The Company’s management estimates the possible losses relating to such claims to be approximately R$ 264.8 million, as of December 31, 2023. The Company registered provisions of approximately R$ 97.6 million for proceedings in which we consider the chances of loss as probable. The amount relating to social security contingencies is considered within the total amount of tax contingencies of the Company.

In addition, if unfavorable final decisions are rendered at the administrative level in relation to the tax proceedings to which the Company is a party, the latter may challenge said decisions in court and may have to present insurance bond, letters of guarantee or similar guarantees. As of December 31, 2023, approximately 70% (R$ 66.6 billion) of the Company’s pending tax proceedings were in the administrative level of dispute and approximately 30% (R$ 28.5 billion) were in the judicial level of dispute, all estimated with a possible chance of loss.

Below are the tax proceedings individually material for the business of the Company and its controlled subsidiaries:

1 - Proceeding No. 5014538-16.2017.4.03.6100 (re. to Administrative Proceeding No. 16327.000530/2005-28)
Court	Federal Courts of São Paulo.
Level	Judicial – Lower Court.
Date filed	September 11, 2017.
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$ 1.5 billion updated until December 31, 2023.
Main facts	Annulment action filed with an injunction granted in favor of the Company to suspend the tax credit enforceability, relating to the administrative proceeding No. 16327.000530/2005-28, regarding the collection of IRPJ and CSLL taxes on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. An expert examination is currently waited for subsequent decision by the lower court.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

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2 - Proceeding No. 16561.720065/2018-97
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	September 3, 2018.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.2 billion updated until December 31, 2023.
Main facts	Administrative proceeding filed to charge IRPJ and CSLL on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. After decision by the Federal Judgment Office (“DRJ”) that considered the assessment valid, the Company appealed to CARF. In December 2019, CARF partially granted such appeal to annul DRJ’s appellate decision, determining the grant of a new decision. In October 2020, DRJ considered the assessment valid again, so that the Company appealed to CARF, which is currently awaiting decision.
Summary of decisions upon the merits rendered	As mentioned above, in October 2020, a judgment for defendant was rendered in relation to the objection filed by the Company.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

3 - Proceeding No. 5002102-88.2018.4.03.6100 (re. to Administrative Proceeding No. 16561.720087/2011-81)
Court	Federal Courts of São Paulo.
Level	Judicial – Lower Court.
Date filed	January 26, 2018.
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury).
Amounts, assets or rights involved	R$ 4.9 billion updated until December 31, 2023.
Main facts	Disallowance of goodwill amortization expenses in the years 2005 to 2010 arising from the merger of InBev Holding Brasil S.A. As the CARF decision was partially denied, the Company filed an injunction to discuss the matter in which it was defeated, with a favorable injunction granted on its behalf to suspend the tax credit enforceability. Currently, pending entry of the decision.

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Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved. Should the Company be convicted to pay the relevant amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None.

4 - Proceeding No. 5001959-31.2020.4.03.6100 (re. to Administrative Proceeding No. 16561.720063/2016-36)
Court	Federal Courts of São Paulo.
Level	Judicial – Lower Court.
Date filed	February 7, 2020.
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$ 1.6 billion updated until December 31, 2023.
Main facts	Disallowance of goodwill amortization expenses in the years of 2011 to 2013 arising from the merger of InBev Holding Brasil S.A. Considering CARF’s decision was partially unfavorable, the Company filed this judicial measure to discuss the matter in which it was defeated, with an injunction request favorably rendered to the Company to suspend tax credit enforceability. An expert examination is currently waited for subsequent decision.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved. Should the Company be convicted to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None.

5 - Proceeding No. 5001141-74.2023.4.03.6100 (linked to the Administrative Proceeding No. 16561.720109/2013-74)
Court	Federal Courts of São Paulo
Level	Judicial Phase – Appellate Court.
Date filed	January 17, 2023.

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Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.2 billion updated until December 31, 2023.
Main facts	Disallowance of goodwill amortization expenses arising from the merger of BAH - Beverage Associate Holding. After an unfavorable decision by DRJ, the Company filed a Voluntary Appeal, which was considered partially favorable to the Company. The Company and the National Treasury filed Special Appeals for analysis of the case records by CARF’s Superior Chamber. In July 2022, the CARF’s Superior Chamber (“CSRF”) did not admit the mandatory review filed by the National Treasury and denied the Voluntary Appeal filed by Ambev. In 2023, the Company filed a remedy to discuss the unfavorable matters at the administrative level, with a request for an injunction granted in its favor to suspend the enforceability of the tax credit. In July 2023, a judgment was rendered in favor of the Company, against which the National Treasury filed an appeal that is pending trial by the appellate court.
Summary of decisions upon the merits rendered	As mentioned above, a judgment was rendered in favor of the Company by the lower court.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

6 - Proceeding No. 16561-720.130/2017-01
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	November 20, 2017.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.4 billion updated until December 31, 2023.
Main facts	Tax assessment to charge IRPJ and CSLL in view of the disallowance of credits relating to the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. After the DRJ consider the assessment valid, the Company filed a Voluntary Appeal before CARF. CARF partially granted such appeal to annul DRJ’s decision, determining the rendering of a new decision. After the Company was notified of the decision by CARF in respect of the Voluntary Appeal, it filed a motion for clarification (embargos de declaração), which were held valid, but without modificatory effects to recognize the contradiction mentioned. After the decision on the motion for clarification, the case records were escalated to the DRJ for a new trial. In March 2023, the Company was notified of the DRJ’s unfavorable decision that denied the Company’s challenge. In view of this decision, the Company filed a Voluntary Appeal that is pending trial by CARF.
Summary of decisions upon the merits rendered

As mentioned above, CARF partially granted the voluntary appeal filed by the Company, recognizing the nullity of the appealed decision, ordering a new trial by the DRJ. In March 2023, the Company was notified of the DRJ’s unfavorable decision that denied the Company’s challenge.

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Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

7 - Proceeding No. 16692.720871/2017-99
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	June 19, 2017.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 2.2 billion updated until December 31, 2023.
Main facts	Credit compensation disallowance for the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. The Company filed a Statement of Discontentment and was notified of the favorable decision by the DRJ. However, the Brazilian Federal Revenue Office issued a new decision, reestablishing the amounts under discussion, and the Company presented a new defense before the DRJ. After decision by DRJ that partially considered the assessment valid, the Company filed a Voluntary Appeal, which was partially granted. The Company filed a Special Appeal, which, on April 4, 2023, was partially granted by CSRF, determining the return of the case records to the DRJ for evidentiary analysis.
Summary of decisions upon the merits rendered	As mentioned above, the CSRF decision was partially favorable to the Company, determining the return of the case records to the DRJ for evidentiary analysis.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

8 - Proceeding No. 165161.720063/2020-12
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	November 13, 2020.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.

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Amounts, assets or rights involved	R$ 1.2 billion updated until December 31, 2023.
Main facts	Administrative proceeding filed for charging the alleged failure to collect monthly estimates of IRPJ and CSLL in relation to the 2016 calendar year, as a result of the offsetting of tax paid by subsidiaries abroad (penalty applied due to the discussion in the scope of proceeding No. 16692.720871 /2017-99 mentioned in item 10 above). After the decision of DRJ, which granted the assessment, the Company filed an appeal with CARF, which is pending trial by the CARF’s Superior Chamber.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially granting the tax assessment.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

9 - Proceeding No. 16561.720095/2019-84
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	November 21, 2019.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 5.0 billion updated until December 31, 2023.
Main facts	Tax assessment related to the deduction of Interest on Capital (“IOC”) for 2014. The inquiries refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on increasing the calculation of the limit of the deductibility of IOC. The Company presented an administrative defense, which was partially granted by the DRJ. In view of this decision, a Voluntary Appeal and a Mandatory Review were filed. On May 14, 2024, CARF, by unanimous vote, determined the conversion of the trial into an investigation to analyze the evidence. Thus, there was no analysis of the merits by the court, which should occur after the conclusion of the investigation by the DRJ.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially grating the tax assessment.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

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10 - Proceeding No. 16561.720094/2020-73
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	December 18, 2020.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 7.6 billion updated until December 31, 2023.
Main facts	Tax assessment related to the deduction of IOC in 2015 and 2016. The inquiries refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on increasing the calculation of the limit of the deductibility of IOC, similar to the case mentioned in item 13 above. The Company presented an administrative defense, which was partially granted by the DRJ. In view of this decision, a Voluntary Appeal and a Mandatory Review were filed. On May 14, 2024, CARF rendered a decision partially favorable to the Company in the following terms: (i) by unanimous vote, it denied the appeal filed by the Company on the merits but, by majority vote, suspended the qualification of the fine on his own initiative; by casting vote, maintained the collection of the isolated fine for alleged failure to collect monthly estimates and maintained the disallowance of [alleged] IOC expenses from previous periods; (ii) also, by unanimous vote, the CARF denied the mandatory review filed by the Tax Authorities, confirming the calculation errors committed by such Tax Authorities when the tax assessment was issued, which had already been recognized by the DRJ. Finally, the appeal filed by the joint and several parties - Ambrew, IIBV and FAHz - was granted by unanimous vote, suspending accountability. This decision is not final within the scope of CARF, so the Company will wait for the formalization of the appellate decision to file an appeal (to CARF or to the Court System) and evaluate the impact of the decision for the reclassification of part of the amount currently from possible to remote.
Summary of decisions upon the merits rendered	As mentioned above, there are decisions rendered by the DRJ and by CARF partially grating the tax assessment.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

11- Proceeding No. 17459.720031/2022-19
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	December 12, 2022.

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Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 2.6 billion updated until December 31, 2023.
Main facts	Tax assessment regarding the deduction of IOC in 2017. The inquiries refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on increasing the calculation of the limit of the deductibility of IOC, similar to the cases mentioned in items 13 and 14 above. The Company presented an administrative defense, which was partially granted by the DRJ. In view of this decision, a Voluntary Appeal and a Mandatory Review were filed, which are pending trial by CARF.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially grating the tax assessment.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

12 - Proceeding No. 10980.731868/2019-31
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	January 3, 2020.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Arosuco Aromas e Sucos Ltda. and Ambev S.A.
Amounts, assets or rights involved	R$ 2.6 billion updated until December 31, 2023.
Main facts	Tax assessment regarding the disallowance of the Income Tax reduction benefit set forth in Provisional Measure No. 2199-14/2001, based on the Margin Profit, for 2015 to 2018. The Company filed an administrative challenge, which was considered invalid by DRJ. After said decision, a Voluntary Appeal was filed with CARF. In the trial of the Voluntary Appeal in February 2024, CARF decided unanimously and partially in favor of Arosuco. The National Treasury filed Motions for Clarification to CARF’s decision, which are pending judgment of admissibility.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially grating the tax assessment and there is a unanimous decision and partially favorable to Arosuco rendered by CARF in February 2024.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.

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Impact analysis in case of loss	Sentenced to pay the amount involved. Such uncertain tax treatment, according to ICPC 22/IFRIC 23, impacted calendar years subsequent to those notified (2019 to 2023), in which Arosuco also benefited from the Income Tax reduction provided for in the aforementioned MP 2199-14/2001. If new inquiries arise in the future on the same matter, on the same basis and with the same grounds as the said tax assessments, the Company estimates that the development of any new discussions will be consistent with the period already notified.
Amount provisioned	None.

13 - Proceeding No. 5091835-45.2018.8.13.0024 (re. to Administrative Proceeding No. 01.000499049-47)
Court	State Courts of Minas Gerais.
Level	Judicial – Appellate Court.
Date filed	July 9, 2018.
Parties to the proceeding	Plaintiff: State of Minas Gerais. Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 2.4 billion updated until December 31, 2023.
Main facts	Tax Foreclosure filed to charge the amounts discussed in a tax assessment issued by the Treasury Office of the State of Minas Gerais to collect alleged ICMS-ST differences and legal consequences (revalidation fine, isolated fine and interest), as it understands that, for cases in which the sales’ price of the products reaches amounts close to or above the parameters established and published by the State, the calculation basis must be based on the price of the operation plus an added value margin and not on the value declared by State. The Company filed a defense before the trial court, via opposition to motion to tax foreclosure, having already carried out a technical expertise to prove that the prices charged by the Company would not have reached the amount necessary for the ICMS calculation rule by added value margin to be applied. On 07/18/2022, a sentence was rendered partially granting the motion to tax foreclosure, notably to (i) recognize the partial peremption of the debts collected by EMG; and (ii) declare the non-subsistence of the tax assessments in relation to the amounts arising from operations that did not reach the tax triggers, under the terms of the methodology (2) presented by the expert report. In view of the aforementioned sentence, integrated by a sentence of motion for clarification, both parties filed appeals, which were judged by the TJMG on 02/27/2024. At the time, the Panel, by majority, (i) on the merits, denied the EMG’s appeal, maintaining the recognition of the partial non-subsistence of the tax assessments, notably in light of the partial peremption and the methodology (2) of the trigger; (ii) partially granted the Ambev’s appeal, notably to reduce the MR by 20% of the principal and the MI by 100% of the principal; and (iii) determined the fixing of the fees by equitable appraisal. In view of that appellate decision, both parties filed motions for clarification, which are pending trial.
Summary of decisions upon the merits rendered

On 07/18/2022, a sentence was rendered partially granting it, only to annul the assessment of credits referring to goods that did not reach the level of 86% of the weighted average price to the final consumer (“PMPF”) for domestic operations, and 75/80% for interstate operations, and, consequently, the fines imposed on them, as well as those affected by the peremption.

On 02/27/2024, an Appellate Decision was rendered with the following content: the Panel, by majority, (i) on the merits, denied the EMG’s appeal, maintaining the recognition of the partial non-subsistence of the tax assessments, notably in light of the partial peremption and the methodology (2) of the trigger; (ii) partially granted the Ambev’s appeal, notably to reduce the MR by 20% of the principal and the MI by 100% of the principal; and (iii) determined the fixing of the fees by equitable appraisal.

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Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

14 - Proceeding No. 5001904-31.2018.8.13.0024 (re. to Administrative Proceeding No. 01.000441092-35)
Court	State Courts of Minas Gerais.
Level	Judicial – Lower Court.
Date filed	January 11, 2018.
Parties to the proceeding	Plaintiff: State of Minas Gerais Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.2 billion updated until December 31, 2023.
Main facts	Tax Foreclosure filed to charge the amounts discussed in a tax assessment issued by the Treasury Office of the State of Minas Gerais to collect alleged ICMS differences, due under the tax replacement regime, as it understands that, for cases in which the sales’ price of the products reaches amounts close to or above the parameters established and published by the State, the calculation basis must be based on the price of the operation plus an added value margin and not on the value declared by State. The Company filed a defense before the trial court and, currently, is in the process of technical expertise for subsequent decision.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

15 - Proceeding No. 0034857-30.2024.8.19.0001 (re. to Administrative Proceeding No. E040440002882017 – AIIM 035272194)
Court	State Courts of Rio de Janeiro.
Level	Judicial – Lower Court.
Date filed	March 7, 2024.

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Parties to the proceeding	Plaintiff: State of Rio de Janeiro Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.2 billion updated until December 31, 2024.
Main facts	Tax Foreclosure filed to charge the amounts discussed in a tax assessment issued by the Treasury Office of the State of Rio de Janeiro to collect alleged ICMS-ST differences and legal consequences (fine and interest), as it understands that, for cases in which the sales’ price of the products reaches 90% of the PMPF published by the State, the calculation basis must be based on the price of the operation plus an added value margin and not on the value declared by State. Currently, pending Company’s quote in the case records of said tax foreclosure.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

16 - Proceeding No. 17459.720045/2023-13
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court.
Date filed	October 20, 2023.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 12.3 billion updated until December 31, 2023.
Main facts	Tax assessment regarding the deduction of IOC for 2018 to 2021. The inquiries refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on increasing the calculation of the limit of the deductibility of IOC, similar to the cases mentioned in items 12 and 14 above. The Company presented an administrative defense and, in May 2024, it was notified of a partially valid decision rendered by the DRJ. In view of the unfavorable portion of the decision, the Company will file a Voluntary Appeal with CARF within the legal term.
Summary of decisions upon the merits rendered	As mentioned above, in May 2024, the Company was notified of a partially favorable decision rendered by the DRJ, against which a Voluntary Appeal will be filed with CARF within the legal term.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

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17- Proceeding No. 17459.720055/2023-59
Court	Federal Judgment Office (DRJ)
Level	Administrative – Lower Court.
Date filed	December 12, 2022.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.3 billion updated until December 31, 2023.
Main facts	Tax assessment to charge IRPJ and CSLL on profits earned abroad through the Company’s subsidiaries and affiliates for the calendar year 2018. The Company filed an objection that is pending trial by the DRJ.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

18 - Proceeding No. 5075853-15.2023.4.04.7100
Court	Federal Courts of Santa Catarina
Level	Judicial Phase – Lower Court.
Date filed	November 3, 2023.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 2.8 billion updated until December 31, 2023.
Main facts	Credit compensation disallowance for the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. After an unfavorable decision by the DRJ, the Company filed a Voluntary Appeal with CARF, which was not granted. In view of this decision, the Company filed a Special Appeal, which, on 04/04/2023, the CSRF denied continuation without analysis of the merits. With the outcome of the case at the administrative level, the Company filed the present Annulment Action, which is pending trial by the lower court.

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Summary of decisions upon the merits rendered	There are no decisions upon the merits.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the materiality arising from the amount involved, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

Civil claims

As of December 31, 2023, the Company and its subsidiaries appeared as parties in approximately 3.700 civil, criminal, and environmental proceedings, which primarily involve matters concerning Company’s products and relations with its distributors and resellers, all of them of legal or administrative nature.

On the same date, the management of the Company estimated the losses in proceedings classified as probable chance in approximately R$ 324.5 million, for which provisions of the same amount were registered. As of December 31, 2023, the Company was a party to civil actions with a chance of loss estimated at R$ 189.4 million.

1 - Proceeding No. 0007791-44.2008.4.03.6103
Court	4th Lower Civil Court of the Judicial Subsection of the city of São Paulo, State of São Paulo.
Level	Judicial – Lower Court.
Date filed	October 28, 2008.
Parties to the proceeding	Plaintiff: Federal Prosecutor’s Office Defendants: Ambev S.A., FEMSA – Fomento Econômico Mexicano S.A. and Primo Schincariol Indústria de Cervejas e Refrigerantes S.A.
Amounts, assets or rights involved	R$ 5.03 billion as of December 31, 2023. The historical amount attributed to the case is R$2.7 billion, provided that the historical amount attributed to Ambev corresponds to R$ 2.1 billion.
Main facts	Lawsuit for damages filed against three beer manufacturing companies due to “increase in damage caused by investments in beer-type alcoholic beverage advertisements”, requesting an order to invest the same amount earmarked for alcoholic beverage advertisements in programs for preventing and treating the “damage caused by alcohol consumption”. The amount claimed by the Federal Prosecutor’s Office in the public action, bearing in mind only the portion applicable to the company, is approximately R$2.1 billion. However, with the NGO - "Instituto Barão de Mauá" – in December 2008 joining the proceeding as co-plaintiff and claiming the same amount of indemnification since it would be legitimized for acting in the defense of consumers, the total amount of the lawsuit is now R$5.5 billion. In January 2015, the requests for production of evidence filed with the lower court were rejected. In July 2016, the lower court denied the lawsuit. In October 2016, the Federal Prosecutor’s Office filed an appeal against which the defendants filed counterarguments (contrarrazões). On August 28, 2019, an appeal to annul the decision rendered was granted, determining the return of the case to the lower court for presentation of evidence. The parties filed a motion for clarification (embargos de declaração) against the appellate decision, which was dismissed. The case was sent to the lower court and the lower court judge denied the Federal Prosecution Office’s requests for performing expert and oral evidence. In September 2021, the proceeding was sent for analysis by the lower court judge for entry of a new decision.

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Summary of decisions upon the merits rendered	The decision, rendered in April 2016, held the claim for damages made by the MPF as entirely invalid, as it understood that the case should follow, by analogy, the result of the trial of the Direct Action of Unconstitutionality by Omission No. 22/DF, in which it was decided that there was no configured omission by the National Congress in the regulation of advertising of beverages with alcohol by volume of less than 18º GL. After appeals were filed by the MPF and the assistant co-parties, they were granted the annulment of the decision rendered on the grounds of defect of ratio decidendi, due to the lack of approach to the arguments of the parties and the generic invocation of precedent unaccompanied by the specific verification of similarity between the leading case and the matter adjudged.
Stage of the proceeding	As the appeals filed were granted, with the annulment of the decision previously rendered, the case records returned to the Lower Court and now pending entry of a new decision.
Chances of loss	Remote.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved, with allocation of the amount for indemnity, according to the requests made, and investment in advertising with programs for preventing and treating problems arising from the consumption of alcohol.
Amount provisioned	None.

Other

Other than the proceedings described above, there are no other types of lawsuits in which the Company and its controlled subsidiaries appear as plaintiffs or defendants that are individually relevant to their business.

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4.5 –Total amount provisioned for the relevant non-confidential proceedings

Not applicable, given that there are no claims mentioned in item 4.4 above involving the Company and/or its controlled subsidiaries with a probable chance of loss.

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4.6 – Relevant confidential proceedings

As of the date of this Reference Form, there are no confidential proceedings considered relevant in which the Company or its controlled subsidiaries are a party to.

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4.7 - Other relevant contingencies

Civil Claims

Without prejudice to the individually material cases presented in the tables of item 4.4 above, we present below the non-confidential and jointly material legal proceedings, based on facts and similar legal causes, to which the Company and its subsidiaries are parties.

Warrants

In 2003, some holders of warrants issued by Ambev, regarding investment funds/pension funds, filed individual lawsuits on account of a price adjustment provision provided for in Ambev’s warrants resolutions.

The holders of these warrants claimed that they should receive the dividends related to these shares since 2003, which would represent the possible economic dilution for the current shareholders, corresponding to the difference between the market value of the shares at the time they were issued and the value established in the last judicial instance as the subscription price for the exercise of the warrants.

We are aware of seven lawsuits involving the matter.

Among the seven cases related to the matter, one was closed in previous years through an agreement.

Five of these cases were resolved in favor of Ambev, with three of them decided in the second quarter of 2023.

The last case was ruled in favor of Ambev by the Superior Court of Justice and the decision became final and unappealable in September 2023.

With the closure of the last case, this litigation ended entirely in favor of the Company. No provision has been made in relation to this litigation.

F. Laeisz

In 2018, F. Laeisz filed a lawsuit against us for collection of dividends relating to 74,211,825 ordinary shares issued by Ambev and held in our treasury since April 10, 2012. F. Laeisz alleges that: (1) it is the rightful owner of the shares; and (2) the ownership of registered shares shall be based on the registration under the shareholder’s name on the company’s Share Registry Book. On the other hand, there is doubt as to who is actually the owner of the aforementioned common shares as the Federal Government claims to be the owner of such common shares by means of a decree enacted during the World War II (Decree-Law No. 4,166/1942).

In October 2019, a decision was rendered granting F. Laeisz’s claims, ordering Ambev to pay F. Laeisz the amount equivalent to the dividends of 74,211,825 ordinary shares duly held in our treasury. On September 30, 2022, such decision was overturned by the Federal Court of Appeals for the 3rd Circuit, which considered that the F. Laeisz’s ordinary shares had been duly transferred and incorporated by the Federal Government based on the decree enacted during the World War II. The decision of the Federal Court of Appeals for the 3rd Circuit has not yet become final and appeals can be filed by F. Laeisz.

In parallel, we have negotiated and executed a settlement agreement with the Plaintiff, aiming at reducing the total amount under dispute. We agreed with the adjustment for inflation of the amounts and the Plaintiff has agreed not to include the application of interests to adjust the dividends in the event there is a favorable final decision by the Federal Court of Appeals confirming the plaintiff as the rightful owner of the shares. We believe, based on management assessments, that our chances of loss are possible. Nonetheless, irrespective to whom is considered the rightful owner of the shares in question, we have duly accounted for all dividends relating to the relevant shares since April 10, 2012.

Currently, pending trial of the appeal filed by the Plaintiff against the appellate decision that held the lawsuit invalid.

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The amount involved is R$ 427,9 million.

Tax proceedings

Without prejudice to individual relevant proceedings presented in the tables of item 4.3 above, below are the description of the judicial and administrative proceedings, based on similar facts and legal matters, non-confidential and collectively material, to which the Company and its controlled subsidiaries are parties to. As indicated below, some amounts in this item include amounts that have already been reported in item 4.3, under the scope of individual relevant proceedings.

In September 2023, Law No. 14,689 ("Law No. 14,689/2023") was enacted, which, among other provisions, determined the cancellation of fines in tax cases decided by the Administrative Council for Tax Appeals (“CARF”) in favor of the Tax Authority by means of a casting vote. Under the terms of the law, the cancellation of fines must be applied even to tax assessments that are being discussed in the court system, pending a decision by the appellate court. The Company, with the support of its external advisors, has reevaluated over the last few months the probability of success of the fines in the tax assessments maintained by casting vote, which resulted in the reclassification of the risk of loss from possible to remote, in the amount of approximately R$6.9 billion, as of December 31, 2023, in some cases of the discussions mentioned below, such as deductibility of goodwill amortization expenses, profits abroad, use of tax losses in mergers and the Manaus Free Trade Zone - IPI.

Isolated fine in tax offsets

In March 2023, the STF, in the trial of matter 736 (RE 796,939), established its understanding that the imposition of isolated fines due to the non-recognition of tax offsets is unconstitutional. Given such trial, the Company, together with its in-house lawyers and external advisors, reevaluated the prognosis of the discussion and reclassified the risk of loss from possible to remote. The amount involved in proceedings related to this matter, as of March 31, 2023, was R$ 1.6 billion (R$ 1.7 billion as of December 31, 2022). Due to the prognosis of remote loss, the proceedings related to this matter ceased to be reported as possible contingencies in the first quarter of 2023.

Inbev Holding Goodwill

In December 2011, we received a first tax assessment issued by the Brazilian Federal Revenue Service (“RFB”) mainly related to the disallowance of goodwill amortization expenses, for the calendar years from 2005 to 2010, resulting from Inbev Holding Brazil S.A.’s merger. At the administrative level, partially favorable decisions were rendered. In light of these decisions, the Company filed remedies to discuss the unfavorable matter at the administrative level, which are pending trial by the lower court. In June 2016, we received a second tax assessment issued by the RFB related to the disallowance of the amortization of the remaining portion of said goodwill, for the calendar year 2011, and we obtained a definitive partially favorable decision at the administrative level. For the unfavorable portion of the discussion, we filed a remedy, which is pending trial by the lower court.

The updated assessed amount related to the said uncertain tax treatment, according to ICPC 22/ IFRIC 23, is approximately R$ 6.5 billion as of December 31, 2023 (R$ 11.1 billion as of December 31, 2022), and, due to its classification of loss, no provision has been made for the period. In relation to present discussion, all periods impacted by the said uncertain tax treatment have already been subject to tax assessments by the RFB. In the event we are required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse us the amount proportional (70%) to the benefit arising from the amortization of said goodwill, as well as the related costs, pursuant to the Reimbursement Agreement entered into, as of December 21, 2011, by and between Companhia de Bebidas das Américas – Ambev and Anheuser-Busch InBev SA/NV.

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BAH Goodwill

In October 2013, we received a tax assessment related to the goodwill amortization, for the calendar years from 2007 to 2012, resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, we received two new tax assessments charging the remaining value of the disallowance of goodwill amortization, for the calendar years of 2013 and 2014.

At the administrative level, decisions partially favorable to the Company were rendered, regarding the qualified fine and peremption for one of the periods under discussion. In view of these decisions, the Company filed remedies to discuss the unfavorable matter at the administrative level, obtaining fully valid decisions from the lower court. The National Treasury filed appeals, which are pending trial by the appellate court. The updated assessed amount related to the said uncertain tax treatment, according to ICPC 22/ IFRIC 23, is approximately R$ 1.4 billion as of December 31, 2023 (R$ 2.2 billion as of December 31, 2022). Due to its classification of loss, no provision has been made for the period. In relation to the present discussion, all periods impacted by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

CND Holdings Goodwill

In November 2017, we received a tax assessment related to the goodwill amortization, for the calendar years from 2012 to 2016, resulting from the merger of CND Holdings into Ambev. At the administrative level, a partially favorable decision was rendered by CARF, which was the subject of appeals filed by the Company and the National Treasury and which are pending trial by the Superior Chamber of Tax Appeals (“CSRF”), the last administrative instance.

In October 2022, we received a new tax assessment charging the remaining value of the disallowance of goodwill amortization, for the calendar year 2017. We received a decision of partial validity in the first level administrative court (“DRJ”), which was the subject of appeals filed by the Company and the National Treasury and which are pending trial by CARF.

The updated assessed amount related to the said uncertain tax treatment, according to ICPC 22/IFRIC 23, is approximately R$ 1.4 billion as of December 31, 2023 (R$ 1.3 billion as of December 31, 2022). Due to its classification of loss, no provision has been made for the period. In relation to the present discussion, all periods impacted by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

MAG Goodwill

In December 2022, CRBS S.A (one of our subsidiaries) received a tax assessment related to the goodwill amortization, for the calendar years from 2017 to 2020, resulting from the acquisition and merger of RTD Barbados into CRBS. At the administrative level, CRBS received a decision of partial validity from the DRJ, which was the subject of appeals filed by the Company and the National Treasury and which are pending trial by CARF. The updated assessed amount to the said uncertain tax treatment, according to ICPC 22/IFRIC 23, is approximately R$ 278 million as of December 31, 2023 (R$ 251 million as of December 31, 2022). Due to its classification of loss, no provision has been made for the period. This uncertain tax treatment, according to ICPC 22/IFRIC 23, continued to be applied by CRBS and impacted calendar years following those assessed (2021- 2022). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

Foreign Earnings

Since 2005, we and certain of our subsidiaries have been receiving a number of tax assessments from the RFB relating to taxation of earnings from our foreign subsidiaries, on different grounds. As we consider such collections unlawful, this tax assessments are being challenged at both the administrative and judicial levels. The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the last administrative instance, the CSRF. In turn, in the proceedings pending at the judicial level, the Company has favorable decisions, subject to review by the higher court.

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In 2022 and 2023, CARF issued favorable and partially favorable decisions to the Company. The decisions rendered canceled part of the tax assessments, recognizing as partially correct the calculations made by the Company in relation to the taxable income in Brazil of companies domiciled abroad, as well as the impossibility for the Brazilian Tax Authorities to disregard the amortization of goodwill made by a subsidiary abroad. Some of these decisions represented a definitive success in the amount of approximately R$1 billion, while for the other decisions appeals were filed by the National Treasury, which are pending trial by the CSRF.

The updated assessed amount related to the said uncertain tax treatment, according to ICPC 22/ IFRIC 23, is approximately R$ 6.1 billion as of December 31, 2023 (R$ 7.3 billion as of December 31, 2022).

This uncertain tax treatment, according to ICPC 22/IFRIC 23, continued to be applied by the Company and impacted calendar years subsequent to those assessed (2019-2023). In the event of new inquiries in the future, on the same basis and with the same grounds as the said tax assessments, the Company estimates that the developments of these possible new discussions will be consistent with the periods already assessed.

Disallowance of financial expenses and investment losses

In 2015, 2016 and 2020, we received tax assessments issued by the RFB related to the disallowance of expenses regarding the results of hedging financial instruments used against risks inherent to price or rate fluctuations, as well as loans related to our operating activities. In May and June 2023, we were notified of the final favorable administrative decisions for the tax assessments received in 2016 and 2020, which fully canceled the tax assessments issued by the tax authorities, in the amount of approximately R$5.1 billion. With respect to the tax assessment received in 2015, both the Tax Authorities’ mandatory review on the portion of the lower court decision that was favorable to the Company and the appeal filed by the Company on the portion of the lower court unfavorable decision are pending trial by CARF. The updated assessed amount related to the said uncertain tax treatment, according to ICPC 22/IFRIC 23, is approximately R$ 316 million as of December 31, 2023 (R$ 5.2 billion as of December 31, 2022). Due to its classification, no provision has been made for the period. In relation to the present discussion, all periods impacted by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

Disallowance of tax credits paid abroad

Since 2014, we have been receiving tax assessments, for the calendar years from 2007 onwards, related to the disallowance of the use of income tax credits paid abroad by our subsidiaries. As we consider such collections unlawful, this tax assessments are being challenged at both the administrative and judicial levels. In November 2019, the CARF rendered a favorable final decision canceling the tax assessment in relation to one of the cases, which covers the calendar year 2010. For cases involving the calendar years 2015 and 2016, we received unfavorable administrative decisions at the administrative level, in three of the four proceedings related to these calendar years. We filed a remedy to discuss the matter, which is pending a decision from the lower court. Also, in relation to the matter, new tax assessments were issued demanding an isolated fine due to the alleged lack of monthly payments of IRPJ and CSLL as a result of the use of income tax credits paid by subsidiaries abroad for the calendar years 2015 to 2018. For the cases involving the calendar years 2015 and 2016, a decision was rendered unfavorable to the Company by the first level administrative court, against which we filed a voluntary appeal that is pending trial by CARF. With respect to the tax assessments for the calendar years 2017 and 2018, they are pending trial by the first level administrative court.

Regarding the other cases discussing the said matter, we are still pending decisions at both administrative and judicial.

The updated assessed amount related to the said uncertain tax treatment, according to ICPC 22/IFRIC 23, is approximately R$ 14.3 billion as of December 31, 2023 (R$ 12.6 billion as of December 31, 2022), and due to its classification of loss, no provision has been made for the period.

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This uncertain tax treatment, according to ICPC 22/ IFRIC 23, regarding income tax credits paid abroad, continued to be applied by us and impacted calendar years following those assessed (2018-2023). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

In April 2024, we received a new tax assessment issued by the RFB regarding the collection of an isolated fine for alleged failure to pay estimates of Corporate Income Tax and Social Contribution on Net Income (“IRPJ and CSLL”), calculated in 2019. This tax assessment is similar to the tax assessments already issued and challenged by the Company, as disclosed above. In this context, an administrative challenge will be filed within the legal term and its trial will be pending by the respective Regional Judgment Office of the RFB. The amount of the tax assessment, assessed by the Company, supported by the opinion of its internal and external lawyers, with a probability of possible loss, is approximately R$575 million. Due to its loss classification, the Company will not make provision for this purpose.

Presumed Profit

In April 2016, Arosuco (one of our subsidiaries) received a tax assessment regarding the use of presumed profit, method for the calculation of IRPJ and CSLL instead of the real profit method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed a voluntary appeal. In January 2019, the CARF rendered a favorable final decision, canceling the tax assessment.

In March 2019, a new tax assessment regarding the same matter was received by Arosuco and it presented a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed a Voluntary Appeal with CARF, which is pending trial. Arosuco estimates that the updated assessed amount of the said uncertain tax treatment, according to ICPC 22/IFRIC 23, is approximately R$ 633.4 million as of December 31, 2023 (R$ 581.5 million, as of December 31, 2022). Due to its classification of loss, no provision has been made for the period. In relation to the present discussion, all periods impacted by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

Trading Profit

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the RFB, for the calendar years from 2015 to 2018, related to the disallowance of the Income Tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001, based on the Trading Profit. In October 2020, Arosuco was notified of the unfavorable decision at the first level administrative court and filed a Voluntary Appeal, which is pending trial.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23 is approximately R$ 2.6 billion as of December 31, 2023 (R$ 2.3 billion, as of December 31, 2022). Due to the assessment of chances of loss, no provision has been made for the period.

This uncertain tax treatment, according to ICPC 22/ IFRIC 23, impacted calendar years following those assessed (2019 to 2023), in which Arosuco also benefited from the Income Tax reduction provided for in said MP 2199-14/2001. In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, Arosuco estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Deductibility of IOC expenses

In 2013, as approved at our Shareholders’ Meeting, we implemented a corporate restructuring to simplify our corporate structure and convert into a single class of shares, among other factors. One of the steps of such restructuring involved the exchange of shares followed by the merger of shares of its controlled entity Companhia de Bebidas das Américas into Ambev S.A. As one of the results of this restructuring, Ambev S.A. accounted the counterpart of the positive difference between the value of shares issued for the said exchange and the net equity value of its controlled entity’s shares in shareholders’ equity, according to IFRS 10/CPC 36 and ICPC 09, in section equity value adjustment.

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In November 2019, Ambev received a tax assessment from the RFB related to the deduction of Interest on Capital (“IOC”) for the calendar year 2014. The tax assessment refers primarily to the accounting and corporate effects of the corporate restructuring carried out by us in 2013, and its impacts on increasing the calculation of the limit of the deductibility of IOC. In August 2020, we received a partially favorable decision at the first level administrative court and, in light of this decision, Ambev filed a Voluntary Appeal for analysis of the case by CARF, which is pending trial. The favorable portion of the decision of the first level administrative court shall be subject to review by the CARF.

In December 2020, we received a tax assessment related to the deduction of the IOC expenses for the calendar years 2015 and 2016. In June 2021, we obtained a partially favorable decision from the first level administrative court and filed a voluntary appeal to the CARF, which also is pending trial. Similar to the first tax assessment, the favorable portion of the decision of first level administrative court shall be subject to review by the CARF.

In December 2022, we received a tax assessment related to the deduction of the IOC expenses, for the calendar year 2017. In September 2023, we received a partially favorable decision from the first level administrative court and filed a voluntary appeal to the CARF, which also is pending trial. Similar to the first tax assessment, the favorable portion of the decision of first level administrative court shall be subject to review by the CARF.

In October 2023, we received a new tax assessment related to the deduction of the IOC expenses for the calendar years 2018 to 2021. We presented a defense, which is currently pending decision from the first level administrative court. The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23, is approximately R$ 27.4 billion as of December 31, 2023 (R$ 13.8 billion as of December 31, 2022). Due to the assessment of chances of loss, no provision has been made for the period.

The uncertain tax treatment, according to ICPC 22/IFRIC 23, continued to be adopted by Ambev and impacted calendar years following those assessed (2022 and 2023), in which the Company also distributed IOC and deducted them from the tax base of its Income Tax. Therefore, in a scenario where the IOC deductibility would also be questioned for future periods, on the same basis and arguments as the aforementioned tax assessments, Ambev estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

In December 2023, MP 1,185, dated August 2023, was converted into law (No. 14,789/2023), which changes the basis for calculating interest on capital from January 1, 2024, causing this uncertain tax treatment to be limited to the IOC calculated in accordance with provisions prior to the effectiveness of said law.

Use of tax losses in merger

We are a party to tax assessments, issued by the RFB, which seek to collect an alleged tax credit arising from the non-agreement by the Tax Authorities with the full use of accumulated tax losses by companies in their last year of existence, resulting from merger, to deduct taxable profit.

Two main proceedings addressing the matter are under discussion at the judicial level. In one of the cases, we received favorable decisions in the 1st and 2nd judicial instances, which is why the National Treasury filed a Special Appeal, which is pending trial by the Superior Court of Justice (“STJ”). In the second proceeding, we received an unfavorable decision from the lower court and filed an Appeal, which is pending trial.

In December 2023, there was a third proceeding under discussion at the administrative level, which, in February 2023, had been judged unfavorably to the Company by the CSRF, by casting vote. Due to the outcome of the trial and considering the reductions provided for in Law No. 14,689/2023, after receiving the notice of the decision, we opted for the payment of the proceeding in December 2023, with the necessary reductions.

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The updated assessed amount related to the said uncertain tax treatment, according to ICPC 22/IFRIC 23, is approximately R$ 187 million as of December 31, 2023 (R$ 548 million as of December 31, 2022), and, therefore, no provision has been made about the matter. In relation to the present discussion, all periods impacted by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

PIS/COFINS on bonus

Since 2015, Ambev has received tax assessment from the RFB for the collection of amounts purportedly owed in relation to PIS and COFINS on bonus granted to its clients. As we consider such collections unlawful, we are challenging such tax assessments at both the judicial and administrative levels.

In March 2023, CARF rendered favorable decisions to the Company in two proceedings, recognizing as correct the tax treatment given by the Company to the bonuses granted, in the amount of approximately R$1.1 billion. The Company is pending to be notified of these decisions to evaluate, together with its external advisors, the filing of possible appeals, as well as to eventually reevaluate the probability of losing the dispute.

Ambev estimates the amount involved in such cases, as of December 31, 2023, to be approximately R$ 1.8 billion (R$ 1.6 billion as of December 31, 2022), classified as a possible loss.

ICMS – Tax War

Over the years, we and our subsidiaries received tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, relating to the legality of the appropriation of ICMS credits in transactions contemplated by fiscal incentives granted by other states. We are challenging such tax assessments at both the administrative and judicial levels.

In August 2020, the STF judged, by the system of general repercussion, the RE 628,075 in which the constitutionality of the unilateral disallowance, by the states of destination, of the ICMS credits originating from tax incentives granted by other states of the Federation was recognized. The decision also recognized that any collection of these credits must preserve the effects of the validation of tax incentives as provided for in Complementary Law No. 160/2017. Such decision does not change the likelihood of loss in ongoing cases involving us and our subsidiaries.

Regarding the tax assessments received by the state of São Paulo in relation to credits originating from the state of Amazonas, there were unfavorable decisions in the second level administrative court, in the second quarter of 2022. In these cases, we filed appeals with the second level administrative court in the same year. In December 2023, there was a favorable decision from the STF (Action Against the Violation of a Constitutional Fundamental Right, ADPF No. 1004) recognizing the unconstitutionality of the decisions from the tax authorities of the State of São Paulo that questioned the validity of credits from the state of Amazonas. Thus, even though we are not a party to this trial by the STF, there was a favorable impact on the cases under discussion, resulting in a revaluation of the probability of success of the cases on this matter from possible to remote, reducing the reported contingency by approximately R$1 billion.

In turn, with regard to other tax assessments received from the states of São Paulo and Minas Gerais, among others, there were other favorable decisions in 2023, with an impact on the total amount of the possible contingency reported.

Ambev estimates the updated amount involved in such cases, as of December 31, 2023, to be approximately R$ 530 million (R$ 1.7 billion as of December 31, 2022), still classified as a possible loss.

ICMS - ST Trigger

Over the years, we and our subsidiaries received tax assessments to collect alleged differences in ICMS taxes that certain states deem to be owed under the tax substitution regime, in situations where the sales price of the products reaches amounts close to or in excess of the parameters established in the tax agenda published by the States, cases in which the understanding of the state tax authorities is that the taxable base shall be the price of the transaction plus an added-value margin, and not on the table price. As such collection is considered unlawful, the companies are challenging such tax assessments at both the administrative and judicial levels. The Company estimates that the total updated amount of possible risk involved in the proceedings regarding this matter, as of December 31, 2023, to be approximately R$ 10.7 billion (R$ 9.3 billion as of December 31, 2022).

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ICMS - PRODEPE

In 2015, Ambev received Tax Assessments issued by the State of Pernambuco Treasury Office charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program - “PRODEPE” (Pernambuco Development Program) as a result of the rectification of its ancillary obligations. In 2017, we received a favorable final decision nullifying of one of the tax assessments due to formal mistakes. However, in September 2018, Ambev received a new tax assessment with respect to the same matter. In this new case, in June 2020, we received the lower court decision, which was partially favorable to us in the sense of recognizing the miscalculation of the tax incentive by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable, and, for the unfavorable portion, discussion will proceed to the judicial level. In addition, there are other tax assessments related to PRODEPE and some of them are already being discussed at the judicial level.

We estimate the updated amount of possible risk involved in these tax assessments, as of December 31, 2023, to be approximately R$ 739.4 million (R$ 663.9 million as of December 31, 2022.

Manaus Free Trade Zone – IPI and PIS/COFINS

In relation to IPI tax, some Ambev’s units record presumed IPI credits on the acquisitions of exempt inputs manufactured in the Manaus Free Trade Zone (“ZFM”). Since 2009, Ambev has received tax assessments to disallow such credits, as well as decision-making orders not approving offsets made based on IPI credits arising from these operations.

In April 2019, the STF concluded the trial of the Extraordinary Appeal No. 592.891/SP, with binding effects, authorizing taxpayers to register IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originated from the Manaus Free Trade Zone. As a result, we reclassified part of the amounts relating to the IPI cases to remote loss, maintaining as possible loss only the amounts relating to other additional discussions not submitted to the analysis of the STF.

Regarding PIS and COFINS, in 2019, Arosuco (the Ambev’s subsidiary located at ZFM) received a tax assessment questioning the application of a zero rate on sales of certain inputs to the Company.

The companies are discussing the matter both at the administrative and judicial levels. We estimate that the updated amount classified as a possible loss involved in these cases, as of December 31, 2023, is approximately R$ 6.3 billion (R$ 5.8 billion as of December 31, 2022).

IPI Suspension

During 2014 and 2015, Ambev received tax assessments issued by the RFB for collection of IPI tax allegedly due on the remittance of finished goods among its units. We are discussing the matter at both the administrative and judicial levels.

In October 2022, the CSRF judged partially favorable one of the administrative proceedings. Ambev is waiting for the notice of the decision to assess whether the unfavorable portion of the decision may be challenged in court.

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At the judicial level, the first decision obtained in a proceeding on this matter was rendered in July 2022 and its result was unfavorable to the Company’s interests, which is why an appeal was filed with the Court, which is pending trial.

Ambev estimates the updated amount, classified as possible loss, involved in the cases, as of December 31, 2023, to be approximately R$ 1.8 billion (R$ 1.7 billion as of December 31, 2022).

ICMS – AM

In 2016, Arosuco (one of our subsidiaries) received tax assessment issued by the State of Amazonas Treasury Office for the collection of alleged ICMS differences due to questions about the tax base applied in transactions of sale by Arosuco to CRBS (also Ambev’s subsidiary). After lower court decisions unfavorable to Arosuco, appeals were filed, which are pending trial by the state administrative court. Arosuco estimates the updated amount, classified as possible loss, involved in the cases, as of December 31, 2023, to be approximately R$ 605.8 million (R$ 561.5 million as of December 31, 2022).

ICMS – ZFM

In 2018 and 2021, Ambev received tax assessments issued by the state of Rio Grande do Sul and state of São Paulo Treasury Offices for the collection of alleged ICMS differences arising from the disallowance of credit resulting from transactions carried out with suppliers located in the Manaus Free Trade Zone. Regarding the tax assessment issued by the State of Rio Grande do Sul, the outcome was unfavorable at the administrative level, and that the Company is pending notice of the decision issued by the Administrative Court to evaluate, together with its external advisors, the filing of a challenge in court.

Regarding the tax assessments issued by the state of São Paulo, all of them had unfavorable decisions from the lower court, and one of the proceedings is already in the last level administrative court, in view of the special appeal filed by the Company. The remaining cases are pending trial by the TIT. We are discussing the matter at the state administrative courts. We estimate the updated amount, classified as possible loss, involved in the proceedings, as of December 31, 2023, to be approximately R$ 804.4 million (R$ 730.3 million as of December 31, 2022).

ICMS – FAIN

Over the past few years, Ambev has received tax assessments issued by the State of Paraíba Treasury Office for the collection of ICMS related to the State Tax Incentive Program - “FAIN” (Paraíba Industrial Development Support Fund). The tax assessments arise from dispute over the transfer of the tax incentive from the succeeding company, Companhia de Bebidas das Américas, to its successor, Ambev S.A., as well as methodological issues regarding the calculation of the benefit. We are questioning these tax assessments at the state administrative and judicial courts. We estimate the updated amount, classified as possible loss, involved in the proceedings, as of December 31, 2023, to be approximately R$ 647.4 million (R$ 591.4 million as of December 31, 2022).

ICMS – MIP

Our subsidiaries and us have been receiving tax assessments from State Tax Authorities over the years, disallowing ICMS credits and demanding payment of the differential tax rate (DIFAL) on the acquisition of intermediate production materials. In the understanding of the Tax Authorities, such materials would not be physically related to the productive activity of the assessed unit and, therefore, should be considered as goods and consumption, which do not entitle us to tax credits. As companies consider these allegations to be illegitimate, they are challenging these tax assessments before administrative and judicial courts. Provisions have been made for proceedings related to this matter, with an updated amount of approximately R$116 million as of December 31, 2023 (R$113.4 million in December 2022). We estimate that the total updated amount of possible risk involved in the proceedings related to this matter, as of December 31, 2023, is approximately R$447.5 million (R$388.7 million as of December 31, 2022).

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Main active contingencies

In 2017, the STF ruled that the inclusion of ICMS in the PIS and COFINS calculation basis is unconstitutional (Matter 69 of the general repercussion). On December 13, 2023, the STJ ruled on Matter 1,125 in favor of taxpayers, i.e., for the exclusion of ICMS-ST from the calculation basis of PIS and COFINS of the replaced taxpayers, pending the publication of the respective appellate decision. Thus, in the period from 2017 to 2023, our subsidiaries and us recognized extemporaneous tax credits in the amount of R$10.5 billion.

The amounts not yet offset remain recorded in assets (see note 8 - Taxes recoverable) and refer substantially to the "REFRI" tax credit (period from 2009 to 2015), the lawsuit of which is in the expert phase.

These amounts were recognized in accordance with IAS 37/CPC 25 - Provisions, Contingent Liabilities and Contingent Assets, in view of (i) the realization of the gain being practically certain, in accordance with the decisions rendered by the STF in Matter 69 and by the STJ in Matter 1,125, and the specific circumstances of each concrete case, as well as because (ii) the amount can be estimated with reasonable certainty, through the collection of the respective documents and quantification of the undue payment.

For additional questions related to this matter, the contingent assets subject to estimation correspond to approximately R$0.2 billion. Eventually, additional amounts may be disclosed and recognized.

Corporate Income Taxes Refund – SELIC interest upon the refund of taxes

On September 24, 2021, the STF ruled, with binding effects, that the levy of IRPJ and CSLL (Brazilian income taxes) on amounts received by taxpayers due to the application of the SELIC rate on the refund of overpaid taxes is unconstitutional.

We have pending judicial proceedings on this matter. Based on the binding decision issued by STF and on the analysis of our external counsels, we assessed as probable the chances of such tax treatment being granted with regards to the recognition of the Company’s right to refund/offset the amount of IRPJ and CSLL calculated and paid over the SELIC interest earned upon the refund of taxes accounted in the period between 2006 and 2023, as well as the exclusion of amounts of this nature in the calculation of IRPJ/CSLL taxable basis. As of December 2023, we have R$606 million in tax credits corresponding to IRPJ and CSLL taxes unduly paid over SELIC interest earned on tax refunds that were recorded in 2021 and 2022, which cannot be used for offsetting until judicial proceedings are completed on this matter.

IPI Suspension

On December 31, 2023, we were pending notice of the appellate decision rendered by the Superior Chamber of Tax Appeals (CSRF), which partially granted the Special Appeal filed by Ambev in the matter of IPI suspension. In January 2024, we were notified of the decision, which led to a 98% reduction in the amount assessed, corresponding to approximately R$916 million. In relation to the remaining portion of the debt, we will file remedy seeking its full cancellation.

Presumed Profit - Arosuco

In February 2024, the Administrative Council for Tax Appeals (“CARF”) issued a unanimous favorable decision in the administrative proceeding discussing Arosuco’s (a subsidiary of Ambev) use of the presumptive profit method for calculating IRPJ and CSLL instead of taxable profit. The amount classified as a possible contingency for the proceeding was R$633.4 million as of December 31, 2023 (R$581.5 million on December 31, 2022). We are currently awaiting the formalization and service of the appellate decision, together with our external advisors, to assess any potential impacts on the risk classification of the contingency and take any necessary actions.

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Profit from exploitation

In February 2024, CARF issued a partially favorable decision, unanimously, in the administrative proceeding that discusses the disallowance of the Income Tax reduction benefit, provided for in Provisional Measure No. 2199-14/2001, enjoyed by Arosuco, our subsidiary dedicated to the production of concentrates, located in the Manaus Free Trade Zone, during the years 2015 to 2018. The decision that partially granted the appeal filed by Arosuco recognized the full enjoyment of the tax incentive, maintaining only part of the tax assessment referring to the difference in calculation methodology between the tax authorities and the taxpayer. The portion referring to the tax incentive totals approximately R$2.6 billion and the portion referring to the difference in the calculation totals approximately R$0.02 billion. We are currently awaiting the formalization and service of the appellate decision in order, together with its external advisors, to assess any impacts of the trial on the risk classification of the contingency, as well as take any necessary actions.

Tax Recovery Program

In 2013 (through Law No. 12,865/2013) and in 2014 (through Law No. 12,996/2014), the term set forth in Law No. 11,941/2009 was reopened, which allowed taxpayers to pay or pay in installments, upon concession of certain discounts, tax debts with suspended enforceability or not, registered in active debt or not, individually considered, even if with a tax foreclosure phase already filed, or that had been subject to a previous installment program, not fully paid, even if canceled due to default (“Installment Programs”). In view of such grants, the Company formalized its options in both Installment Programs and, on December 31, 2013, the tax liabilities that were included by the Company in the 2013 program totaled R$ 178.4 million.

On November 28, 2014, the Company prepaid all debts relating to both Installment Programs, in the amount of R$ 201 million, having a portion of the payment been made in cash and the remaining amount through the use of the income tax and CSLL losses from subsidiaries as payment. Up to the date of this Reference Form, the Company remains awaiting the ratification of such early payment and the validation of the income tax and CSLL losses that are being discussed at the administrative level.

In addition, during the third quarter of 2017, the Company adhered to the Federal Tax Amnesty Program set forth by Provisional Measure No. 783, of May 31, 2017, postponed by Provisional Measure No. 798 and converted into Law No. 13,496, of October 24, 2017 (“PERT 2017”), undertaking to pay some tax assessments that were under dispute, including debts of its subsidiaries, totaling the amount of approximately R$3.5 billion, which already considered the discounts set forth by the said program, having paid the approximate amount of R$968 million in 2017, and undertaking to pay the remaining amount in 145 monthly installments, plus interest, to be paid starting in January 2018. All installments due by the Company under the scope of such installment payment have been paid within the applicable term.

Labor claims

Conduct Adjustment Agreement (TAC) No. 43/2022

On April 4, 2022, a Conduct Adjustment Agreement was entered into by and between the Company and the Labor Prosecution Office of the 15th Circuit, whereby the Company undertook certain mandatory injunctions to inspect logistics operators and pay compensation for collective pain and suffering in the amount of BRL 500,000.00, arising from the Civil Investigation No. 001854.2021.15.000/9, filed to investigate alleged violations of Decree-Law No. 5,452 (Consolidated Labor Laws – “CLT”) and sparse labor legislation, including possible violations of article 444 of the CLT and art. 2-C of Law No. 7,998, committed by Sider, the transportation company then hired by the Company.

With respect to the mandatory injunctions, the Company has undertaken to adjust, within a period of six (6) months, certain mechanisms to (i) inspect, directly or through a hired company, the fulfillment of labor obligations by the companies hired by it for transportation service of its goods towards their employed drivers, when the work is carried out on its premises or place previously agreed in the contract, for a period of three (3) years; and (ii) inspect self-employed drivers, by indirect means, such as, for example, by sending primers, guidance materials, among others, also for a period of three (3) years.

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The amount of the compensation for collective pain and suffering has already been paid and the Company already implemented the applicable measures to comply with the other determinations provided for in the TAC. In October 2022, the Public Prosecutor’s Office determined that the labor authority carry out an on-site inspection of the Committed Party, with the purpose of verifying compliance with the obligations assumed in the Consent Decree (TAC), within 60 days. The inspection is still pending on the date of this Reference Form.

Labor Claims

After agreement with the Ministry of Labor, 19 foreign employees, as well as additional former employees of Transportadora Sider, filed individual labor lawsuits against Sider, Ambev and the competitor, claiming, among other things, moral damages for the same alleged labor violations. The plaintiffs in these lawsuits have alleged secondary liability in respect of Ambev.

Arbitration by Cerbuco Brewing

Cerbuco Brewing Inc. (“Cerbuco”), a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of some obligations relating to the joint venture, provided that the ICC’s mission statement was formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco's ability to influence the management of Bucanero’s operations. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. Based on the opinion of Cerbuco's attorneys, the management estimates the chance of loss as possible. The financial impact involved cannot yet be estimated, as it depends on the outcome of the arbitration.

Proposed Class Action in Quebec

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiff alleges that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their illnesses were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

In addition to the foregoing, there is no other material information regarding this item 4.

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5.1. - Description of risk management and market risks

(a) Whether the issuer has a formalized risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Policy on Risk Management

Aiming at establishing guidelines for the management of the risks to which it is subject, the Company adopts a Policy on Risk Management originally approved by the Board of Directors on February 2nd, 2005 and updated by the same body on September 19, 2018 and May 15, 2019.

The Policy on Risk Management defines the financial and non-financial risks of which the Company seeks protection, establishing guidelines for definition of acceptable limits for the exposure of the Company to each one of them. The policy also determines the Company’s risk management system, indicating the adopted protective instruments and the organizational structure dedicated to risk assessment and management, as well as the performance of appropriate internal controls.

The Policy on Risk Management may be found on the following electronic address: ri.ambev.com.br, in field “Corporate Governance", “Policies, Codes and Internal Regulations”, “Policy on Risk Management”.

In addition to the Policy on Risk Management, the Company adopts other forms of managing the risks indicated in section 4.1 of this Reference Form, among which we highlight the main ones below.

Insurance

The Company has in place a risk management program with the purpose of delimiting the risks, going to the market to take out coverage compatible with its size and operations. Coverage was taken out for amounts considered by the Company to be sufficient to meet any claims arising, bearing in mind the nature of its business, the risks involved in its operations and the advice from its insurance consultants.

Provisions

The Company constitutes provisions in certain situations, as explained in its financial statements. Generally speaking, provisions are recognized when: (i) the Company has a current (legal or not formalized) obligation arising from past events; (ii) future disbursement is likely to be required to liquidate a current obligation; and (iii) the amount can be estimated with reasonable certainty. The provisions, except for the provisions of disputes and litigations, are measured by discounting the expected future cash flows, at a rate before taxes, which reflects the current market evaluations on the value of money along time, and, when appropriate, the specific risks of the obligation. Provisions for disputes and litigation are recognized when it is likely that the Company will be required to make future payments arising from past events. These payments include, but are not limited to various claims, proceedings and lawsuits filed both by third parties and by the Company, involving competition laws, breaches of distribution and licensing agreements, environmental issues, labor claims, assessments by the tax authorities and other litigation issues.

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(b) The objectives and strategies of the risk management policy, as the case may be, including:

(i)               Risks against which hedging is sought

Through its Policy on Risk Management and the other risk management measures adopted, as described in the previous section, the Company seeks to protect against corporate risks (i) strategic risks (e.g. risks inherent to the business environment in which the Company is engaged and which are related to its business plans, strategic decisions and to the markets in which it performs); (ii) operational risks (e.g. risks related to the possibility of losses due to operational inefficiencies arising out of failures in processes, internal controls, technological environment and people); (iii) financial risks (e.g. risks that may affect the financial operations of the Company); (iv) legal and regulatory risks (e.g. risks associated with the regulatory environment and with the legal system to which the Company is subject); and (v) image risks (e.g. risks of occurrence of events often associated with substantiation of other risks, which may cause damage to the reputation and affect the Company’s credibility). In this sense, such policies and internal measures cover the most diverse risks identified in item 4.1 of this Reference Form that may generate a negative impact on the objectives set by the Company's management, such as (a) damage to the Company's reputation or equity; (b) risks of liability for products and other losses that may be suffered by the Company; (c) failures in information technology; (d) unfavorable decisions in judicial and administrative proceedings; (e) risks associated with transactions between related parties; (f) risks in relationship with suppliers and customers; and (g) compliance with antitrust and anti-corruption legislation.

Specifically regarding the risks of a financial nature, the Policy covers these major points: (i) capital structure, financing and liquidity; (ii) business-related transactional risks; (iii) balance sheet conversion and translation risks; and (iv) counterparty credit risks. Such risks, described in detail in item 4.3 of this Reference Form, arise in the normal course of the Company’s business, being analyzed both individually and on an interconnected basis, and strategies are defined to manage the economic impact in line with the Risk Management Policy.

(ii)	Hedging instruments used for protection

Corporate risk management is a process conducted jointly by the Board of Directors (which may count on the advice of the Operations and Finance Committee, depending on the nature of the risk) and the Company’s Board of Executive Officers, which establishes the strategies for identifying and monitoring, throughout the Company, potential material events capable of affecting it. The management of corporate risks must be carried out in such a way as to keep them at levels compatible with the Company’s appetite risk, providing a reasonable guarantee of the achievement of its goals, observing the following:

(a) Process and Coverage. The Risk Management Policy covers all Company’s business units and the process of defining the applicable risks follows the Company’s strategic and business planning cycle (1-year plan - P1A, 3-year plan - P3A and 10-year plan - P10A).

(b) Risk Analysis. The Company must manage its risks comprehensively. Consequently, after identifying specific risk factors, the Company must understand the relationship between such risk factors and deepen into their causes in order to outline monitoring plans.

(c) Risk Tolerance. The Company must be aware of the material risks to which it is exposed, as well as define appropriate strategies for the management of each of these risks. The management strategy should consider the guidelines of the Board of Directors regarding the definition of the level of tolerance to the different risks presented, with due regard for the Company’s short and long term goals.

(d) Risk Exposure Assessment. Considering that value at risk tools can be used, the individual risk analysis must be complemented by stress scenarios and/or simulations to define the impact in relation to relevant metrics.

(e) Monitoring and Mitigation. The Board of Executive Officers and the Board of Directors must monitor the risks identified and the action plans outlined for mitigation and/or follow-up, with periodic reports to the Fiscal Council.

It is worth mentioning that the risk management arising from financial transactions is carried out by applying the Policy on Risk Management and the strategies defined by the Company’s Financial Department, and the financial transactions must be carried out in accordance with the best possible alternatives, financially and economically, for the Company.

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The derivative financial instruments used by the Company for property protection are futures contracts traded on stock exchanges, deliverable forwards, non-deliverable forwards, swaps and call options.

The Company’s use of derivatives strictly follows the provisions set forth under our Policy on Risk Management, which provides guidelines for managing financial risks inherent to the capital markets in which the Company carries its operations out, as follows:

(i) The capital structure, funding, and liquidity may expose the Company to the risk of financial instability, since external factors, such as changes in market variables (interest rates and exchange rates), shortage of liquidity (refinancing risk), and unexpected cash needs may have significant impact on the Company’s strategic investments, as well as on the meeting of obligations to third parties. Thus, the Company actively manages its capital structure, always seeking to ensure levels of flexibility and financial leverage through the control of the debt profile and covenants, contingency plans for unexpected cash needs, and the analysis of solvency under different cash flow scenarios.

(ii) The Company’s margin is directly exposed to market risk factors, such as commodity prices and exchange rates. These risks impact, mainly, the cost of goods sold. The Company believes that it is impossible to completely eliminate this exposure. However, the Company’s hedging program allows it to maintain price stability during the protected period and, therefore, delay the effect of these possible cost shocks. Thus, it is important to note that, in the long term, the Company must respond to these shocks through cost management, the use of substitute raw materials and, possibly, by increasing its products’ prices.

(iii) Transactional exposures coming from balance conversions are not hedged. The Company constantly evaluates the diversification of its cash flows in different currencies, seeking to identify any type of undesirable concentration.

(iv) In order to minimize the credit risk with its counterparties in significant derivative transactions, the Company adopts bilateral “trigger” provisions. According to these provisions, whenever the fair value of a transaction exceeds a percentage of its notional value (usually 10% to 15%), the debtor must settle the difference with this limit in favor of the creditor.

(iii)	Organizational risk management structure

The Board of Directors shall determine the general guidance of the Company’s businesses, approving the guidelines on which its performance is based, including those regarding the definition of the level of tolerance to different risks to which the Company is subject, observing its short- and long-term purposes.

The Board of Directors shall evaluate, on a periodical basis, the exposure of the Company to the main material risks, as well as the efficacy of its internal controls and risk management systems, making sure that the limits defined by it are obeyed. Regarding the risks of a financial nature, the Board of Directors also counts on the advisement of the Operations and Finance Committee both for defining the Company’s guidelines for tolerance to risks and for examination of its exposure to such risks, as well as for monitoring of the financial risk management structure.

The Board of Directors delegates to the Chief Executive Officer the necessary oversight of the corporate risk management. Thus, the Chief Executive Officer must make sure that he/she is aware of the most significant material risks and that the necessary actions shall be taken in order to ensure an effective risk management.

The corporate risk management mapping for all areas is upon the Chief Financial and Investor Relations Officer. On annual basis, the mapping of identified risks with the respective existing controls for mitigating such risks shall be presented to the Chief Executive Officer.

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The internal control department is responsible for evaluating, on an annual basis, each existing material risk and the controls designed and implemented in the Company’s internal controls matrix, as well as for identifying the need for inclusion of compensatory controls, if any risk is not being addressed in the respective internal control’s matrix. The conclusions are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council of the Company, so they can evaluate the operational efficiency of the internal controls of the Company.

(c) Adaptation of the operational structure and internal controls in order to verify the effectiveness of the policy adopted

The Company believes that its Policy on Risk Management and other control measures adopted are appropriate for ensuring the effectiveness of its risk management practices. Within the scope of Financial Team, the Company’s Internal Controls Director, assisted by an Internal Controls Specialist Manager, reviews the work papers made by the areas responsible for the controls, according to the steps described in item 5.2 “c” of this Reference Form.

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5.2 - Description of internal controls

(a) The main internal control practices and the level of efficiency of such controls indicating occasional imperfections, and the measures adopted to correct them

The Company’s management is responsible for establishing and keeping an effective internal control over disclosure of financial information and for assessing its effectiveness.

Internal control over disclosure of financial information is defined as a process intended to provide reasonable assurance regarding the reliability of the financial information and the elaboration of the financial statements, according to the generally accepted accounting principles, and includes policies and procedures that (1) refer to the maintenance of records that reflect the operations and sales of assets of the Company in a reasonably detailed, precise and correct manner; (2) provide reasonable assurance that the operations are recorded as required to enable the elaboration of the financial statements according to the generally accepted accounting principles and that the receipts and expenditures of the Company are being made only as authorized by the Company’s management and Board of Directors, and (3) provide reasonable assurance in relation to prevention or timely detection of unauthorized acquisition, use or sale of assets of the Company that could have an adverse effect on the audited consolidated financial statements.

Although there are inherent limitations to the effectiveness of any disclosure procedure and control systems, including probability of human error and elimination or failure to observe controls and procedures, the Company’s disclosure controls and procedures any are intended to provide reasonable assurance of attainment of its purposes.

Any weaknesses identified in control implementation during the year are corrected through the application of action plans in order to ensure their proper implementation during the year.

Based on the criteria set forth under the “Internal Control Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”), and, according to this methodology, the Company’s Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that, during the year 2023, the design and operation of controls and procedures for disclosure of the Company’s information are effective to ensure the information requested and disclosed in the Company’s reports.

During the year 2023, the Company did not make any change to its internal control over disclosure of financial information that has materially affected or may reasonably and substantially affect its internal control over disclosure of financial information.

Plan of Remediation for the Previously Existing Material Deficiencies

Not applicable, since no deficiencies occurred during year 2023 or during its comparative period of December 2022.

(b) The organizational structures involved

The Company’s “Internal Controls” department, organizationally allocated within the financial department’s structure, is responsible for monitoring, managing, and ensuring the compliance of the Company’s internal controls.

Control design and test operational efficiency assessments are presented regularly to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors, and the Fiscal Council of the Company.

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(c) If and how the efficiency of the internal controls is supervised by the issuer’s management, indicating the position of the persons responsible for said monitoring

The internal control efficiency evaluation process is divided into 4 stages:

(i) Planning: The purpose of this step is the definition of the risk matrix for each account and of the work scope and implementation schedule. The Company’s Internal Controls Director, assisted by an Internal Controls Specialist Manager and an internal control expert, is responsible for this process step.

(ii) Analysis of the control design defined by management: The purpose of this step is to verify that the control activities are designed in a manner that addresses the risks identified by the Company in its matrix of internal controls. The Company’s Internal Controls Director, assisted by an Internal Controls Specialist Manager and an internal control expert, reviews the working papers prepared by the areas responsible for controls.

(iii) Control operational efficacy test: The purpose of this step is to verify the operating effectiveness of the internal controls at the Company. The Company’s Internal Controls Director, assisted by an Internal Controls Specialist Manager and an internal control expert, reviews the working papers prepared by the areas responsible for controls.

(iv) Ascertainment of controls results: the purpose of this step is to ascertain the results of the Company’s internal controls, in order to ensure the efficiency of the controls and that all the risks mapped out are addressed by the Company, and, also, that any deviations are duly monitored.

After the completion of each of the steps described above, the results are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council, including, if applicable, the action plan for any remediation of deficiencies that may be pointed out during any of these steps.

In addition, any exception noted in the activities that may impact the financial statements are reported promptly for the needed corrective actions to be taken, in line with best practices recommended by the Internal Control Integrated Framework, issued by the COSO 2013.

(d) Shortcomings and recommendations on internal controls set forth in the detailed report, prepared and sent to the Company by the independent auditor, pursuant to the regulations issued by CVM that address the registration and exercise of the independent audit activity

The study and evaluation of the accounting system and of the Company’s internal controls, conducted by the independent auditors in connection with the audit of the Financial Statements, were intended to determine the nature, timing and extent of the application of the audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the internal controls.

The Company’s board has the policy of reporting, at least, significant deficiencies and related recommendations made by the independent auditor regarding the scope of the internal controls, as per section 10.2.5 of Official Notice/Annual-2024-CVM/SEP.

Material deficiencies identified

Not applicable, as no material deficiencies was identified in the auditor’s report sent to management for the year 2023.

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(e) Directors’ comments about the shortcomings identified in the detailed report prepared by the independent auditor and about the corrective measures adopted

Not applicable, as no material deficiency was identified in the auditor’s report send to management for the year 2023.

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5.3 - Integrity program

(a) If the issuer has rules, policies, procedures or practices aimed at the prevention, identification and remediation of deviations, fraud, irregularities and wrongdoings against the public administration, identifying, if so:

The Company has rules, policies, procedures and practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, which were prepared after assessment of the risks to which the Company is subject. The rules, policies and procedures comprising our Compliance Program are frequently updated as a result of change of law or applicable regulation, or due to internal analysis of the risks to which the Company is subject.

Our Compliance Program brings together a set of internal mechanisms and procedures used in the prevention, detection and remediation related to misconduct and non-compliance with the applicable legislation and current internal policies, such as fraud and corruption, harassment, discrimination, among others. To this end, the policies and procedures consolidate and reinforce the Company’s general rules and guidelines, such as, for example, the Company’s Code of Business Conduct (“Code of Conduct”), in addition to actions conducted by several functional areas of the Company’s organizational structure, in line with their respective attributions, to guide the conduct of leaders, employees, partners and third parties, evidencing the Company’s commitment to the dissemination of ethical culture and good management practices, and the constant promotion of a transparent and sustainable corporate environment.

The Code of Conduct establishes the guidelines for the behavior that all directors, officers and employees (“Employees”) of the Company and its subsidiaries must abide by in Brazil or abroad, as well as lays down the principles that the Company expects that the individuals and entities that act on our behalf uphold. Worthy of note are:

(i)	incorporation of the principles of the Company disclosed to the Employees and compliance with all applicable laws, regulations and policies, including the Code of Conduct, and with the high standards business ethics;

(ii)	relations with customers, suppliers, competitors, employees and government bodies and representatives must be based on compliance with all applicable laws and regulations;

(iii)	business practices that do not infringe human rights and are aligned with several international responsible business conduct standards;

(iv)	respect to diversity, authenticity and the individual, being all forms of discrimination forbidden, whether by race, religion, gender, sexual orientation, age, political opinion, nationality, social status, origin and others;

(v)	promotion of smart consumption;

(vi)	performance respecting the applicable antitrust legislation and requirement of approval of commercial practices and policies by the Company’s Compliance Area;

(vii)	obligation to report any conflicts of interest with the Company;

(viii)	no tolerance towards any and all acts of corruption, being compliance with all local and international laws that forbid corruption in all the locations where the Company operates mandatory, as well as compliance with the Company’s rules, policies and internal procedures. The Company has in place an Anti-Corruption Policy that establishes the forbidden conducts according to the (local and foreign) anti-corruption legislation applicable to the Company, as well as regulates subjects such as (i) gifts, donations, entertainment and hospitality for public agencies and servants, (ii) political contributions, (iii) contracting with public agencies, (iv) compliance due diligence procedures for service providers and suppliers (intermediaries), and (v) reporting channels, among others;

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(ix)	hiring of and payment to service providers that may have occasional contact with government employees, on behalf of the Company, must abide by the rules defined by the Company’s Compliance Area;

(x)	prohibition on accepting presents, corporate gifts, favors, loans, services or special treatment of any kind from individuals or organizations that do or attempt to do business with the Company, regardless of value;

(xi)	upholding the proper professional standards in documentation involving accounting and financial matters, so that the Company’s financial statements, its books and records precisely, clearly and completely reflect, in proper details, all businesses and operations of the Company;

(xii)	no tolerance for any and all acts related to money laundering, terrorist financing, being mandatory to comply with all local and international laws that address the topic, as well as the Global Compliance Policy in International Trade and Anti-Money Laundering, which complements the general provisions set forth in the Code of Business Conduct and regulates the applicability of (i) the anti-money laundering and terrorist financing laws, and (ii) the international trade laws and regulations in the Company’s operations;

(xiii)	preservation of the confidentiality of the Company’s information and prohibition on disclosing or providing passwords to other people;

(xiv)	the Company’s guidelines on digital ethics, acting with transparency and responsibility, established by clear policies that regulate (i) compliance with local privacy and data protection laws; (ii) compliance with internal digital ethics procedures; (iii) the collection and use of data observing the principle of purpose and transparency; and (iv) the implementation of applicable Information Security procedures;

(xv)	guidelines about social networks and instant messaging applications, in order to preserve the Company’s image;

(xvi)	use of the Company’s entire assets solely for legitimate corporate purposes; and

(xvii)	Guidelines about communication with the market and with the press.

The Company’s Board of Executive Officers, within the Ethics Committee, is responsible for managing the Code of Conduct, receiving advice from Company’s Compliance Department, which is in charge of (i) evaluating how the entire procedures contained in the Code of Conduct are applied, so as to ensure their efficacy and effectiveness, (ii) ensuring that all the Employees and third parties that do business with the Company are aware of the Code Conduct, and (iii) assessing and supervising the cases of infringements of the Code of Conduct, defining the necessary measures.

All the subjects addressed by the Code of Conduct, including anti-corruption practices, are disseminated to the entire Company through internal communications and videos. Moreover, all leadership employees (specialists, managers and officers) and members of the Board of Directors participate in online and/or face-to-face trainings on the and anti-corruption practices annually. The mandatory annual training also includes a statement by such employees acknowledging to be aware of and fully accept and comply with the Code of Conduct. Every year some areas are selected, based on the scope of the job and risks related thereto, for live and target training, given by the Compliance Department, addressing other rules of the Compliance Program and Anti-Corruption of the Company.

The full Code of Conduct may be found in Company’s webpage at www.ambev.com.br, in “About Ambev”, “Ethics”, “Code of Conduct”. In addition, The Code of Conduct may also be found in the Company’s investor relations webpage at ri.ambev.com.br, in “Corporate Governance”, “Policies, Codes and Regulations”, “Code of Conduct”.

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(i)              the main mechanisms and procedures for integrity adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adjusted

The main mechanisms and procedures for integrity adopted by the Company are:

(a)	disclosure of the rules, policies and procedures comprising our Compliance Program through periodic training of managers and employees of the Company, as well as campaigns of communication developed and coordinated by Compliance;

(b)	providing a specific channel for employees on the Company's intranet to send inquiries and questions about the Code of Conduct and other aspects of the Compliance Program (Compliance Channel of Compliance), being such questions answered by a specialized team;

(c)	provision of an Ombudsman channel for employees, suppliers, clients and consumers to report violations to the Code of Conduct and other policies of the Company (for more details, see item 5.4(b) below);

(d)	previous analysis by Compliance of suppliers and service providers that will or may contact the Public Administration on behalf of the Company, such as lawyers, consultants and documentary agents;

(e)	analysis and previous validation by Legal and Compliance Departments of any contracts with governmental entities or public agencies;

(f)          prohibition of any donation of goods to public official or public agency employees without prior authorization by the Compliance Department;

(g)	inclusion of an anti-corruption clause in all agreements and execution, by all suppliers and service providers, of an agreement of general terms, by means of which they agree not to perform any act that may violate the Brazilian and international anti-corruption legislation (in particular the FCPA); and

(h)	due diligence and prior compliance in corporate transactions aimed at the detention of risks of fraud and corruption involving the target company and its partners (for more details, see item (c) below).

(ii)       the organizational structures involved to monitor the operation and efficiency of the mechanisms and internal procedures for integrity, stating their duties, in case their creation was formally approved, the departments of the issuer to which they report, and the mechanisms to ensure the independence of its managers, if any

Under the Code of Conduct approved by the Board of Directors of the Company, the management of the Compliance Program of the Company is incumbent to the Ethics Committee, which is a not statutory deliberative body formed by (i) the Chief Executive Officer, (ii) Chief Financial and Investor Relations Officer, (iii) People and Management Vice President Officer, (iv) Compliance and Legal Vice President Officer, (v) Corporate Affairs Vice President Officer, and (vi) Compliance Director, as the secretary of the Committee.

The Ethics Committee shall meet at least four times during the year to resolve on matters related to the Code of Conduct and Compliance, being able to meet at any time for resolution of emergency matters. The Ethics Committee shall also resolve on and to take to the knowledge of the Board of Directors the most important matters discussed related thereto.

The Company also has an exclusively dedicated Compliance Department, in charge of the implementation and management of the Compliance Program. The Compliance Department of the Company reports directly to the Compliance and Legal Vice President Officer.

Finally, the Compliance and Legal Vice President Officer of the Company periodically reports to the Board of Directors and the Fiscal Council the status and operation of the Compliance Program, as well as any material matters related to integrity, subject to the authorities of each body.

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(iii) in case the issuer has a formally approved code of ethics or conduct, indicating:

• whether it applies to all officers, members of the fiscal council, directors and employees, and whether it also covers third parties, such as suppliers, service providers, intermediary agents and associates

The Company's Code of Conduct applies to all directors, officers and employees of the Company and its subsidiaries in Brazil and abroad, as well as to our suppliers, service providers and other partners, who must act consistently with the Company Code of Conduct.

• the sanctions applicable in the event of violation of the code or other rules related to the matter, identifying the document where these sanctions are set forth

Under the Code of Business Conduct, any employee who violates such code or any another policy of the Company shall be subject to disciplinary measures, which may include warning, suspension and even termination.

In addition, failure to comply with the Company’s Code of Conduct, policies and procedures, as well as with federal, state, local laws and any applicable foreign laws, may result in termination of the employment contract or removal from office on the Board of Executive Officers or Board of Directors, after fulfillment of the necessary corporate acts, without prejudice to the possibility of communication to public authorities.

• body that approved the code, date of approval and, if the issuer publishes the code of conduct, sites on the World Wide Web where the document can be consulted

The Company’s Code of Conduct was approved in its latest version on December 21, 2020 by the Board of Directors. The full Code of Conduct may be found in Company’s webpage at www.ambev.com.br, in “About Ambev”, “Ethics”, “Ambev’s Code of Business Conduct”. In addition, The Code of Conduct may also be found in webpage of relations with investors of the Company at ri.ambev.com.br, in “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Code of Conduct”.

(b) In case the issuer has a report channel, indicating, if so:

(i) whether the report channel is internal or is in charge of third parties

(ii) whether the channel is open to receive complaints from third parties or if it only receives complaints from employees

(iii) whether there are mechanisms for anonymity and protection for whistleblowers in good faith

(iv) issuer’s body responsible for investigating the complaints

The Company makes the Ombudsman channel available 24 hours per day, seven days per week, by means of which it is possible to report acts of corruption, fraud, bribe or illicit aiding, violation of internal controls and systems, events of theft or robbery, or any other violation to the Code of Business Conduct, the other Company’s policies, the anti-corruption laws and other applicable legislation. The channel is also open for receiving reports made by third parties. Clients, suppliers or consumers may make reports to: (i) website http://www.ouvidoriaambev.com.br; or (ii) phone 0800 725 0011.

All reports, which can be made on an anonymous basis (the complainant shall only be identified if they want to do so), are received by a system operated by a third-party company, which shall forward them in full to the Compliance Department, thus ensuring the required confidentiality and the anonymity.

In addition to the anonymity ensured by the Ombudsman as provided for in its Code of Business Conduct, the Company forbids and does not tolerate any retaliation or threat against any person who reports a possible violation to the law, regulation or policy of the Company. In the same manner, any employee who discourages or hinders another person from reporting or asking for aid or assistance needed to report the problem will be subject to disciplinary measures. Retaliation is an act of violation and also must be reported to the Ombudsman Channel of the Company.

Compliance Department is responsible for managing the Ombudsman Channel, as well as for conducting and following-up the progress of each case. Given the capillarity of the business units of the Company, some reports are verified, under the supervision of the Compliance Department, (i) by the regional People and Management teams, when they related the work environment; and (ii) by a third-party Risk Manager, when they are related to fraud in sales and theft/robberies.

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After the verification, the justified reports are submitted for resolution by the Ethics Committee (serious cases) or, by delegation, of the Compliance Department itself and specialists of the Legal and Human Resource and Management Department. The proper department shall resolve on the application of appropriate sanctions and correction of the flow of activities, if required.

(c) Number of cases confirmed in the last three (3) fiscal years of deviations, fraud, irregularities and wrongdoings against the public administration, and the corrective measures adopted

Not applicable, as no cases of deviations, fraud, irregularities and wrongdoings against the public administration have been confirmed in the last three (3) fiscal years.

(d) In case the issuer has no rules, policies, procedures or practices aimed at the prevention, identification and remediation of deviations, fraud, irregularities and wrongdoings against the public administration, identify the reasons why the issuer has failed to adopt controls for such purpose

Not applicable, since the Company adopts measures for such purpose, as provided for in the item above mentioned.

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5.4 – Significant changes

Not applicable, since no material changes occurred in the main risks to which the Company is exposed, or in the Policy on Risk Management adopted by it. Any expectations concerning the reduction or increase in the Company’s exposure to the main risks to which it is exposed are already indicated in the risks described in this Reference Form.

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5.5 – Other relevant information

There is no other material information regarding this item 5.

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6.1.2 – Shareholding position

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure

Ambrew S.à.r.l
06.250.266/0001-79	Luxembourg	Yes	No	12/13/2022
No	EDUARDO CARVALHO DE PAOLI		Individual	284.388.148-08
1,287,671,100	8.172	0	0.000	1,287,671,100	8.172
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Fundação Zerrenner
60.480.480/0001-67	Brazil	Yes	No	12/31/2018
No
1,609,987,301	10.217	0	0.000	1,609,987,301	10.217
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Interbrew International BV
	Netherlands	Yes	Yes	04/03/2023
No	EDUARDO CARVALHO DE PAOLI		Individual	284.388.148-08
8,441,665,818	53.572	0	0.000	8,441,665,818	53.572
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock

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TOTAL	0	0.000

TREASURY STOCK

10,013,383	0.064	0	0.000	10,013,383	0.064

OTHERS

4,408,319,734	27.976	0	0.000	4,408,319,734	27.976
TOTAL

15,757,657,336	100.000	0	0.000	15,757,657,336	100.000

158

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Ambrew S.à.r.l				06.250.266/0001-79
Anheuser-Busch InBev SA/NV
	Belgium	No	No	12/16/2020
No
26,793,424	100.000	0	0.000	26,793,424	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

26,793,424	100,000	0	0.000	26,793,424	100,000

159

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Interbrew International BV				06.614.548/0001-08
ABI Inve. Holding Ltd - UK19
	Great Britain (United Kingdom, UK)	No	No	11/20/2018
No
10,254,210	100.000	0	0.000	10,254,210	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

10,254,210	100.000	0	0.000	10,254,210	100.000

160

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
ABI Inve. Holding Ltd - UK19
ABI UK Holding 2 UK TopCo 2
	Great Britain (United Kingdom, UK)	No	No	11/02/2021
No
4	100.000	0	0.000	4	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

4	100.000	0	0.000	4	100.000

161

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Anheuser-Busch InBev SA/NV
BRC S.à.r.l.
	Luxembourg	No	No	12/31/2023
No
28,097,078	1.404	0	0.000	28,097,078	1.404
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Olia 2 AG
	Liechtenstein	No	No	11/05/2018
No
259,000	0.013	0	0.000	259,000	0.013
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Stichting Anheuser-Busch InBev
	Netherlands	No	No	12/20/2010
No
663,074,832	33.143	0	0.000	663,074,832	33.143
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000

TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

1,309,188,202	65.439	0	0.000	1,309,188,202	65.439

TOTAL

2,000,619,112	100.000	0	0.000	2,000,619,112	100.000

162

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
ABI UK Holding 2 UK TopCo 2
ABI UK Hold 1 UK TopCo 1
	Great Britain (United Kingdom, UK)	No	No	05/12/2020
No
90,886,959,826	100.000	0	0.000	90,886,959,826	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

90,886,959,826	100.000	0	0.000	90,886,959,826	100.000

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Olia 2 AG
Olia 2 Trust
	United States	No	No	12/31/2023
No
100	100.000	0	0.000	100	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

100	100.000	0	0.000	100	100.000

163

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Stichting Anheuser-Busch InBev
BRC S.à r.l.
	Luxembourg	No	No	12/20/2010
No
331,537,416	50.000	0	0.000	331,537,416	50.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
EPS Participations S.à r.l.
	Luxembourg	No	No	02/09/2012
No
331,537,416	50.000	0	0.000	331,537,416	50.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

663,074,832	100.000	0	0.000	663,074,832	100.000

164

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
ABI UK Hold 1 UK TopCo 1
AB InBev Nederland Holding BV
	Netherlands	No	No	11/20/2018
No
91,196,315,346	59.140	0	0.000	91,196,315,346	59.140
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
ABI UK Finance
	Great Britain (United Kingdom, UK)	No	No	05/03/2018
No
14,253,174,293	9.243	0	0.000	14,253,174,293	9.243
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Anheuser-Busch InBev SA/NV
	Belgium	No	No	03/25/2020
No
42,822,648,747	27.770	0	0.000	42,822,648,747	27.770

165

Reference Form - 2024 - AMBEV S.A. Version: 1

Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
InBev Belgium BV
	Belgium	No	No	03/25/2020
No
5,930,822,218	3.846	0	0.000	5,930,822,218	3,846
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

154,202,960,604	100.000	0	0.000	154,202,960,604	100.000

166

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
BRC S.à r.l.
BR Global Investments SCS
	Luxembourg	No	No	01/03/2019
No
0	0.000	3,043,417,797	100,000	3,043,417,797	15.472
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Santa Erika Ltd
	Bahamas	No	No	09/30/2021
No
786,397,949	4.730	0	0.000	786,397,949	3.998
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Santa Heloísa Ltd
	Bahamas	No	No	09/30/2021
No
283,148,363	1.703	0	0.000	283,148,363	1.439
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
S-BR Global Investments Limited
	Bahamas	No	No	06/20/2017

167

Reference Form - 2024 - AMBEV S.A. Version: 1

No
15,557,832,203	93.568	0	0.000	15,557,832,203	79.091
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

16,627,378,515	84.528	3,043,417,797	15.472	19,670,796,312	100,000

168

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
AB InBev Nederland Holding BV
Anheuser-Busch InBev SA/NV
	Belgium	No	No	07/29/2014
No
23,828,202,209	67.624	0	0.000	23,828,202,209	67.624
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
InBev Belgium BV
	Belgium	No	No	03/21/2014
No
11,408,224,462	32.376	0	0.000	11,408,224,462	32.376
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

35,236,426,671	100.000	0	0.000	35,236,426,671	100.000

169

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
ABI UK Finance
ABEL- Anheuser-Busch Europe Limited
	Great Britain (United Kingdom, UK)	No	No	12/31/2016
No
14,152,195,252	100.000	0	0.000	14,152,195,252	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

14,152,195,252	100.000	0	0.000	14,152,195,252	100.000

170

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
BR Global Investments SCS
BR Global Investments GP
	Luxembourg	No	No	12/21/2018
No
400	100.000	0	0.000	400	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

400	100.000	0	0.000	400	100.000

171

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
S-BR Global Investments Limited
Santa Erika Ltd.
	Bahamas	No	No	06/20/2017
No
1,640,810	50.000	637,730	76.341	2,278,540	55.345
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Santa Heloisa Ltd.
	Bahamas	No	No	06/20/2017
No
820,405	25.000	0	0.000	820,405	19.927
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Santa Paciência Ltd.
	Bahamas	No	No	06/20/2017
No
820,405	25.000	197,643	23.659	1,018,048	24.728
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

172

Reference Form - 2024 - AMBEV S.A. Version: 1

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

3,281,620	79.709	835,373	20.291	4,116,993	100.000

173

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
ABEL- Anheuser-Busch Europe Limited
Ambrew S.à.r.l
06.250.266/0001-79	Luxembourg	No	No	09/21/2015
No
9,001,046,241	100.000	0	0.000	9,001,046,241	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

9,001,046,241	100.000	0	0.000	9,001,046,241	100.000

174

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
BR Global Investments GP
Santa Erika Ltd.
	Bahamas	No	No	12/21/2018
No
4,000	33.333	0	0.000	4,000	33.333
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Santa Heloisa Ltd.
	Bahamas	No	No	12/21/2018
No
4,000	33.333	0	0.000	4,000	33.333
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
Santa Paciência Ltd.
	Bahamas	No	No	12/21/2018
No
4,000	33.333	0	0.000	4,000	33.333
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

175

Reference Form - 2024 - AMBEV S.A. Version: 1

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

12,000	100.000	0	0.000	12,000	100.000

176

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
InBev Belgium BV
Anheuser-Busch InBev SA/NV
	Belgium	No	No	12/18/2012
No
12,217,499	100.000	0	0.000	12,217,499	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

12,217,499	100.000	0	0.000	12,217,499	100.000

177

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Santa Erika Ltd.
Inpar Investment Fund
	Netherlands	No	No	06/20/2017
No
99,992	100.000	0	0.000	99,992	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

99,992	100.000	0	0.000	99,992	100.000

178

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Santa Heloisa Ltd.
CCCHHS Holdings Ltd.
	Bahamas	No	No	10/25/2017
No
49,996	100.000	0	0.000	49.996
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

49,996	100.000	0	0.000	49,996	100.000

179

Reference Form - 2024 - AMBEV S.A. Version: 1

CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Santa Paciência Ltd.
MCHTCO Limited
	Bahamas	No	No	12/15/2023
No
600	100.000	0	0.000	600	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

600	100.000	0	0.000	600	100.000

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CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
CCCHHS Holdings Ltd.
FS Holdings Limited
	Bahamas	No	No	10/25/2017
No
100	100.000	0	0.000	100	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

100	100.000	0	0.000	100	100.000

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CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Inpar Investment Fund
Stichting Enable
	Netherlands	No	No	06/20/2017
No
188,380,130,843	100.000	0	0.000	188,380,130,843	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

188,380,130,843	100.000	0	0.000	188,380,130,843	100.000

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CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
MCHTCO Limited
Max Van Hoegaerden Herrmann Telles
328.027.348-06	Brazil	No	No	12/13/2023
No
38,981,463	100.000	0	0.000	38,981,463	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

38,981,463	100.000	0	0.000	38,981,463	100.000

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CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
FS Holdings Limited
CARLOS ALBERTO DA VEIGA SICUPIRA
041.895.317-15	Brazil	No	No	02/07/2023
No
127,260,984	100.000	0	0.000	127,260,984	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

127,260,984	100.000	0	0.000	127,260,984	100.000

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CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Stichting Enable
Inpar VOF
	Netherlands	No	No	06/20/2017
No
100	100.000	0	0.000	100	100.000
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

0	0.000	0	0.000	0	0.000

TOTAL

100	100.000	0	0.000	100	100.000

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CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality - State	It participates in a shareholders’ agreement	Controlling shareholder	Last amendment
Shareholder Resident Abroad	Name of Legal Representative or Agent		Type of person	CPF/CNPJ
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of total shares (units)	Total shares %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock structure
Inpar VOF
JORGE PAULO LEMANN
005.392.877-68	Switzerland	No	No	06/20/2017
No
996	99.600	0	0.000	996	99.600
Share Class	Number of shares - Unit	Shares %	Shares (%) of the type	Shares (%) of the capital stock
TOTAL	0	0.000
TREASURY STOCK

0	0.000	0	0.000	0	0.000

OTHERS

4	0.400	0	0.000	4	0.400

TOTAL

1,000	100.000	0	0.000	1,000	100.000

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6.3 – Capital allocation

Date of last meeting / Date of last amendment	April 30, 2024
Number of individual shareholders	286,411
Number of corporate shareholders	1,842
Number of institutional investors	603

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controlling shareholder, its related persons, the issuer's directors and shares held in treasury.

Number of common shares	4,394,835,131	27.890%
Number of preference shares	0	0.000%
Total	4,394,835,131	27.890%

Share Class

Preferred Share - Class A	0	0.000000%

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6.4 – Interests in companies

Company Name	CNPJ	Issuer’s Interest (%)
Cerveceria y Malteria Quilmes SAICA Y G	N/A	99.78
Maltería Pampa S.A.	N/A	100
Cervecería Boliviana Nacional S.A.	N/A	85.34
Arosuco Aromas e Sucos Ltda.	03.134.910/0001-55	100
CRBS S.A.	56.228.356/0001-31	0.01
Labatt Brewing Company LTD.	N/A	100.00
Cervecería Chile S.A.	N/A	100
Jalua Spain S.L.	N/A	100
Ambev Luxemburg S.A.R.L.	N/A	100
Cervecería Paraguaya S.A.	N/A	87.36
Cervecería Nacional Dominicana S.A.	N/A	85.00
Cervecería Y Malteria Paysandu S.A.	N/A	100
Maltería Uruguay S.A.	N/A	100
Monthiers S.A.	N/A	100
Cerveceria Nacional S de R.L.	N/A	99

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6.5 - Organizational chart of shareholders and economic group

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AB Inbev SA/NV
Inbev Belgium BV
AB Inbev SA/NV 100,00%
ABI NL Holding BV
AB Inbev SA/NV 67,62%
Inbev Belgium BV 32,38%
ABI UK Hold 1-UK TopCo 1
ABI NL Holding BV 59,14%
ABI SA/NV 27,77%
ABI UK Finance 9,24%
InBev Belgium BV 3,85%
ABI UK Holding 2-UK TopCo 2
ABI UK Hold 1-UK TopCo 1 100,00%
ABI Inve. Holding Ltd - UK19
ABI UK Holding 2 - UK TopCo 2 100,00%
Interbrew International BV
ABI Inve. Holding Ltd - UK19 100,00%
Ambrew S.à.r.l
AB Inbev SA/NV 100,00%
ABEL
Ambrew S.à.r.l 100,00%
ABI UK Finance
ABEL 100,00%
Brasil
FAHZ
Outros 100,00%
Outros
Outros 100,00%
Ambev S.A.
Interbrew 53,58%
Ambrew 8,17%
Fahz 10,22%
Outros 28,02%
Uruguai
Dahlen
Ambev S.A. 100,00%
Argentina
Hohneck Arg
Ambev S.A. 100,000%
Argentina
Lambic S.A
Ambev S.A. 100,00%
Chile
Hohneck Chile
Hohneck Arg 99,9998%
Others 0,0002%
Chile
Lambic Chile
Lambic S.A. 99,99999%
Others 0,00001%
Uruguai
Dunvegan
Hohneck Chile 47,69%
Hohneck Arg 52,31%
Uruguai
NCAQ
Lambic Chile 99,99999995%
Dunvegan 0,00000005%
Rep. Dominicana
TENEDORA
Ambev S.A. 80,61%
ELJ 15,00%
Arosuco 4,39%
Luxemburgo
Ambev Lux SarL
Ambev S.A. 100,0%
Bélgica
Ampar
Ambev Luxembourg 100,00%
Rep. Dom.
CND
Tenedora 99,67%
Others 0,33%
Canadá
Labatt Brewing
Ambev Luxembourg 100,00%
CAC region subsidiaries
Canadá
Canada region subsidiaries
Rep. Dominicana
Allejas Log Group S.R.L.
Ambev S.A. 99,50%
CRBS 0,50%
Uruguai
Linthal ROU
Ambev Luxembourg 100,00%
Espanha
LASI
Linthal 100,0%
Canadá
Cerbuco
Ambev Luxembourg 100,00%
Argentina
Cerv. y Malteria Quilmes
LASI 95,44%
Linthal 4,34%
Others 0,22%
Cuba
Bucanero
Cerbuco 50,00%
Coralsa 50,00%
Paraguai
Cerv. Paraguaya S.A.
LASI 87,14%
FNC 0,22%
Others 12,64%
LAS region subsidiaries
Suécia
LASican Beverage Co
LASI 100,00%
Chile
Inv. Bemberg Chile
LASI 99,999%
Mutlún S.A. 0,001%
Bolivia
CBN
LASican BC 85,34%
Others 14,66%
Chile
Cervecería Chile
LASI 98,41%
Inv. Bemberg 1,59%
Mutlún S.A. 0,0000%
Arosuco
Ambev S.A. 100,0000000%
Ambev Tech Ltda.
Arosuco 100,0%
Menupontocom
Arosuco 100,00%
Donus Holding Ltda
Arosuco 100,00%
Bee stributção Pgtos Ltda.
Donus Holding 100,00%
INOVATECHNETWORK S.A.
Arosuco 100,00%
CRBS
Arosuco 99,98948%
Ambev S.A. 0,01052%
RTD Luxembourg SarL
CRBS S/A 100,0000%
Cervejaria ZX S.A
Ambev S.A. 99,9999999%
Arosuco 0,0000001%
Cervejaria Pratinha
Cervejaria ZX 100,00%
Zé Soluções Tec. Com. Beb. Ltda.
Cervejaria ZX 100,00%
Lizar
Ambev S.A. 94,9999%
Arosuco 5,0001%
NexWay
Ambev S.A. 100,0000%
ZXExperience Bares
NexWay 100,0000%
B. Blend Maquinas
Ambev S.A. 50,00%
Whirlpool 50,00%
Bebidas Fantásticas
Ambev S.A. 100,00000%
Incrível Cia Bebidas
B. Fantást. 100,0000%
Panamá
Cervecería Nacional S.R.L.
Ambev S.A. 99,00%
Distrib. Comerc. 1,00%
Panamá
Distrib. Comerc.
Cerv. Nacional S 99,00%
Ambev S.A. 1,00%
Panamá
Mar del Sur Logística, S.A
Cerv. Nacional S 100,00%
Espanha
Jalua
Ambev S.A. 100,00%
Uruguai
Monthiers
Jalua 100,00%
Guatemala
Ind. del Atlântico
Monthiers 50,00002%
Others 49,99998%
Uruguai
Cympay
Monthiers 100,00%
Argentina
Pampa
Ambev S.A. 60,00%
Monthiers 40,00%
Uruguai
MUSA
Malt. Pampa 60,00%
Brazilian Companies
Offshore Companies

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6.6 – Other relevant information

The ownership structure of Anheuser-Busch InBev SA/NV (“ABI”) is indicated in items 6.1 and 6.2 of this Reference Form in detail, based on the latest corporate information received from the controlling shareholders. The control of BRC S.a.r.l. is exercised jointly by Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Max Van Hoegaerden Herrmann Telles.

Considering that the entity Olia 2 Trust indicated in items 6.1 and 6.2 is a trust, the number presented as “zero” for shareholding position was included so that the disclosure of the item is accepted by the system (which demands the inclusion of number of shares for each shareholder of the control chain). Hence, the shareholding position indicated must be read exclusively based on the disclosed percentage held solely by Jorge Paulo Lemann.

In addition to the foregoing, there is no other relevant information regarding this item 6.

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7.1 - Main characteristics of the management bodies and the fiscal council

The Company is managed by (i) a Board of Directors, (ii) a Statutory Board of Officers, (iii) a Fiscal Council, and (iv) advisory committees to the Board of Directors.

Board of Directors: The Board of Directors consists of at least five (5) and not more than eleven (11) effective members (plus two (2) to eleven (11) alternates, who may not be specifically attached to a full member, elected by the Shareholders’ Meeting, and removed by it at any time, with a term of office of three (3) years, reelection being permitted). The majority of the members of the Board of Directors must consists of external members, under art. 15, paragraph 3 of the Company’s By-laws, and at least: (i) two members; or (ii) twenty percent (20%) of the total number of members of the Company’s Board of Directors, whichever is greater, must be independent members under art. 15, paragraph 5, of the By-laws. The Chairman or Co-Chairmen of the Board of Directors, as the case may be, will be elected by the majority of the votes of its members, immediately after such members take office. At the meeting of the Board of Directors held on May 17 and 18, 2023, Mr. Michel Dimitrios Doukeris was unanimously appointed as Chairman of the Board of Directors.

In 2023, all members of the Board of Directors attended 100% of the meetings carried out throughout the year.

Statutory Board of Officers: The Statutory Board of Officers is formed by a minimum of two (2) and a maximum of fifteen (15) members, whether shareholders or not, being (i) a Chief Executive Officer, (ii) a Commercial Vice President Officer, (iii) a Sales Vice President Officer, (iv) a People and Management Vice President Officer, (v) a Logistics Vice President Officer, (vi) a Marketing Vice President Officer, (vii) an Industrial Vice President Officer, (viii) a Chief Financial and Investor Relations Officer, (ix) a Compliance and Legal Vice President Officer, (x) a Beyond Beer Vice President Officer, (xi) an Information Technology Vice President Officer and (xii) the other Officers without specific designation, all elected by the Board of Directors and removable by it at any time, with a term of office of three (3) years, reelection being permitted.

Fiscal Council: The Fiscal Council consists permanently of a minimum of three (3) and a maximum of five (5) members (and the same number of deputies), all elected by the General Meeting and removable by it at any time, with term of office until the first Annual Shareholders’ Meeting that shall be held after the election of its members, the reelection being permitted.

For more information on descriptions, powers and attributions of the Board of Directors, Statutory Board of Officers, and Fiscal Council, please see the Bylaws and the respective internal regulations, as the case may be, available for consultation on the Company’s investor relations website (ri.ambev.com.br).

For more information on advisory committees to the Board of Directors, please see item 7.2 (a) of this Reference Form.

(a)       Main characteristics of the policies for nominating and filling positions, if any, and, in case the issuer discloses them, the sites where the document can be consulted in the world wide web

The Company does not have a policy for nominating and filling positions in the management bodies and the Fiscal Council.

(b) If there are performance evaluation mechanisms, indicating, if so:

(i)          the periodicity of the evaluation and its comprehensiveness;

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(ii)         the methodology adopted and main criteria use in the evaluation; and

(iii)       if external consultancy or advisory services were contracted.

In accordance with the Internal Regulations of the Board of Directors and the minimum annual agenda of such body, the Board of Directors and its advisory committees – People Committee, Governance Committee and Operations and Finance Committee – are evaluated once a year through an evaluation process defined by the Board of Directors, which includes both the performance of the collegiate bodies themselves and their individual members, including their co-chairmen or chairman, as the case may be. Accordingly, and pursuant to its Internal Regulations, the Fiscal Council undergoes a self-evaluation process annually. The members of each body (i.e., Board of Directors, advisory committees to the Board of Directors and Fiscal Council) perform their respective self-evaluations, the results of which are disclosed in an aggregate and anonymous manner and discussed among the members of the Board of Directors themselves. The Board of Directors, in addition to self-evaluation, also evaluates the performance of its advisory committees. There is no participation of external experts in the evaluation process of the Board of Directors, the Fiscal Council, or the advisory committees to the Board of Directors.

Such evaluations are based on several criteria, including appropriate qualification, diversity of experiences and education, knowledge of the Company’s industry and area, effective leadership of the co-chairmen or chairman (as the case may be), assiduity, and preparation for the discussion of the issues, active and constructive contribution in the decision-making process, integrity and commitment to the exercise of functions. At the end of the evaluation process, the Board of Directors, as the case may be, identifies the main points to be addressed for improving the performance of the bodies and, as the case may be, defines the actions and measures to be implemented to do so. In addition, during the year following the evaluation, the Board of Directors monitors the evolution of such actions and measures, in order to ensure that the identified improvement points are actually resolved.

As well as in the Board of Directors, the Fiscal Council’s evaluation is based on its competencies and duties and responsibilities of each member as set forth in its Internal Regulations, in Law No. 6,404/76, in the Company’s By-laws and in Sarbanes-Oxley Act. After the evaluation process, the Fiscal Council shall identify the main points to be addressed to improve its performance and, as the case may be, define the actions and measures to be implemented.

Additionally, the Statutory Board’s Officers of the Company, including the Chief Executive Officer, have annual financial and non-financial performance goals, including those related to environmental, social and governance aspects in line with their respective areas of activity, established by the Board of Directors. The attainment of such goals composes one of the variables to verify the right of the Officer to the variable remuneration in that year. The process of evaluating the achievement of these goals occurs usually in the first quarter of each year. There is no third-party participation in this process.

The officers' competencies are evaluated annually by their peers and subordinates and by self-evaluation (360º evaluation), and there also shall be no contracting of third parties for this evaluation. Such annual evaluation process is usually carried out in the second semester of each year and it is divided in the following stages: (i) appointment of evaluators; (ii) validation by the manager; (iii) evaluation 360º; and (iv) submission of the final report and feedback meeting held by the manager. Relating to the manager, the Chief Executive Officer is evaluated by the co-chairmen or chairman (as the case may be) of the Board of Directors, and the others Statutory Officers by the Chief Executive Officer. The evaluations are discussed by the People Committee and the Board of Directors, which resolve on the next steps of each of the executives in the Company (stay, promotion, dismissal etc.).

Such annual evaluation is based on leadership skills related to the Company’s logic principal pillars. Thus, in addition to the achievement of outcome goals associated to the Company’s performance, the Officers are also evaluated based on their compliance with the Company’s culture and, as consequence, to its principles.

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(c) Rules for identifying and managing conflicts of interest

The Bylaws and the Board of Directors' Internal Regulations provide that the directors, in the exercise of their powers, cannot vote or intervene in matters in which they have or represent a conflicting interest with the Company. In addition, considering that the directors are responsible for electing the members of the Statutory Board of Officers, the Company adopts as a good practice the non-cumulation, by the same person, of a position in the Statutory Board of Officers with the position of member of the Company’s Board of Directors, aiming to guarantee greater independence and autonomy among the main governance bodies. Moreover, according to the terms of the Company’s Bylaws, the positions of co-chairmen or chairman (as the case may be) of the Board of Directors and Chief Executive Officer of the Company cannot be held by the same person.

Furthermore, the Company observes the rules for identifying and managing potential conflicts of interest provided for in the applicable standards, including, without limitation, Law No. 6,404, of December 15, 1976, as amended.

In addition, the Company adopts specific mechanisms to identify conflicts of interest involving members of its management, pursuant to the Transactions with Related Parties Policy (“Related Parties Policy”), available on the Company’s official disclosure channels, including the website (ri.ambev.com.br) and the CVM’s website (https://sistemas.cvm.gov.br/).

Under the terms of the Related Parties Policy: (i) the Company’s management considers as one of the principles that guide such policy the guideline that the controlling shareholders and the members of the Company’s management cannot vote or intervene in matters in which they have a conflict of interest with the Company, (ii) the Governance Committee is responsible, among other attributions, for analyzing, monitoring and expressing its opinion on matters that have been submitted to its analysis and that involve situations of potential conflict of interest between the Company (or its subsidiaries), on the one hand, and Related Parties, on the other hand, and (iii) (iii.a) the making of loans, on the one hand, by the Company (or its subsidiaries) and, on the other hand, the Company’s controlling shareholders and its managers (members of the Board of Directors and the Statutory Board of Officers), and (iii.b) forms of compensation of advisors, consultants or agents that generate conflict of interest with the Company, its subsidiaries, its administrators or shareholders are forbidden.

Finally, the rules adopted by the Company in relation to the identification and management of conflicts of interest are also based on the Company’s Code of Business Conduct, available on the Company’s official disclosure channels, including the website (ri.ambev.com.br) and the CVM’s website (https://sistemas.cvm.gov.br/). Pursuant to this code, the Company’s employees are instructed to immediately communicate them to the Compliance Area and refrain from participating in any decision related to potential situations of conflict of interest if they find any actual or potential situation of conflict of interest.

(e) If any, specific goals that the issuer has regarding the diversity of gender, color or race, or other attributes among the members of its management bodies and fiscal council

The Company does not yet have specific goals regarding the diversity of gender, color or race, or other attributes, for members of the management bodies (i.e., Board of Directors and Statutory Board of Officers) and the Fiscal Council, despite already having goals and initiatives of this nature for the staff, as described in item 10.5 of this Reference Form.

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(f) Role of management bodies in assessing, managing and supervising climate-related risks and opportunities

As reported in item 1.2 of this Reference Form, the Company announced its ambition to achieve net zero across the entire value chain by 2040. To meet these commitments, the Company identified several opportunities covering its entire value chain, as described in its net zero roadmap publicly available here - https://ambev.com.br/sustentabilidade/acoes-climaticas.

Due to the potential economic, social and environmental risks that climate changes may generate and directly affect companies’ operations, decision-making related to these issues requires the involvement of the highest levels of management. At the Company, the supervision of climate issues - including climate risks and opportunities, investment opportunities and risk factors - is carried out by the Statutory Board of Officers, which verifies the topics that need analysis and informs and updates the members of the Board of Directors.

The Procurement Vice President Officer has been, since 2000, paving the way for climate action by establishing environmental goals and planning actions directed at the entire value chain. In addition, the climate action front is considered in the Company’s annual strategic planning, which is reviewed quarterly to semi-annually, with goals for reducing greenhouse gas emissions in direct emissions and in the value chain, and, indirectly, through goals in circular packaging, water stewardship, agriculture, and entrepreneurship.

The Company’s ESG Committee, consisting of members of the Statutory Board of Officers, discusses sustainability issues, including issues associated with climate change, such as indicators of impacts of climate risks and opportunities and the definition of goals for monitoring these risks. Risk management, as a whole, is carried out by the Internal Audit department, which reports directly to the Board of Directors. The Executive Board of Officers and the Procurement department, together with the Company’s strategic departments, assess climate risks and opportunities, investment opportunities and risk factors.

The discussion on integrating climate issues into the Company’s annual strategic planning, which is reviewed quarterly to semi-annually, goes through several internal forums, such as the ESG Committee and the Governance Committee, which are reported to the Board of Directors. In addition, our teams actively participate in forums and cooperation works with entities of the industry and academic, research and national and international multisectoral entities, and NGOs to develop broader agendas in relation to these issues.

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7.1D – Description of the main characteristics of the management bodies and the fiscal council

Number of members by self-reporting gender

	Female	Male	Non-binary	Others	Prefer not to answer
Board of Officers	3	10	0	0	0
Board of Directors - Permanent Members	3	8	0	0	0
Board of Directors - Alternate Members	0	2	0	0	0
Fiscal Council - Permanent Members	1	2	0	0	0
Fiscal Council - Alternate Members	0	3	0	0	0
TOTAL = 32	7	25	0	0	0

Number of members by self-reporting color or race

	Yellow	White	Black	Brown	Indigenous	Others	Prefer not to answer
Board of Officers	1	12	0	0	0	0	0
Board of Directors - Permanent Members	0	11	0	0	0	0	0
Board of Directors - Alternate Members	0	2	0	0	0	0	0
Fiscal Council - Permanent Members	0	2	0	1	0	0	0
Fiscal Council - Alternate Members	0	3	0	0	0	0	0
TOTAL = 32	1	30	0	1		0	0

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7.2 - Information related to the Board of Directors

(a)       Permanent bodies and committees that report to the board of directors

The Bylaws enable the Board of Directors to set up advisory committees, consisting of a majority of members of the Board of Directors, the specific compositions and assignments of which are defined by the Board of Directors, to analyze and discuss matters defined as within their competence, and to formulate proposals and recommendations for resolution by the Board of Directors.

On the date of this Reference Form, the Company’s Board of Directors has three (3) advisory committees, formed by a minimum of three (3) and a maximum of six (6) members, consisting of a majority of members of the Board of Directors, namely: (i) Operations and Finance Committee, (ii) Governance Committee; and (iii) People Committee. Said committees consists exclusively of members who do not participate in the Company’s Statutory Board of Officers, the main attributions of which are described below.

In 2023, 99% of the meetings of the advisory committees to the Board of Directors held throughout the year were attended by all its members.

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions taken by the Ambev’s Board of Directors and managers. The Finance and Operations Committee’s responsibilities include:

(i)  monitor the Company’s long-term planning.

(ii) monitor the evolution of the Company’s actuarial liabilities and investments in pension plans.

(iii)   monitor investor relations strategies and the performance of the Company’s rating, as issued by risk rating agencies.

(iv)   give opinions on the annual investment planning.

(v) analyze and issue an opinion on the proposals of the Statutory Executive Board of Officers about opportunities for corporate reorganizations, mergers, acquisitions, spin-offs, consolidations or disposals of shareholdings involving the Company.

(vi)   monitor the evolution of the Company’s capital structure and cash flow and give opinions on the compensation strategy of the Company’s shareholders.

(vii)  verify compliance with the Company’s Financial Risk Management Policy.

(viii) other matters that the Board of Directors deems material and in the interest of the Company and may define as attributions of the Operations and Finance Committee.

Governance Committee

The Governance Committee is responsible for advising the Board of Directors on the following matters:

(i)  transactions with related parties.

(ii) any conflict-of-interest situations in general that may arise between the Company and the related parties.

(iii)   compliance, by the Company, with the legal, regulatory and statutory provisions referring to transactions with related parties and antitrust matters.

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(iv)   monitor the Company’s initiatives, as well as analyze and give opinions on matters related to cybersecurity and privacy and data protection.

(v) give opinions on the Company’s strategies related to environmental, climate, social and governance issues (ESG).

(vi)   other matters that the Board of Directors may deem material and in the interest of the Company and may define as attributions of the Governance Committee.

People Committee

The People Committee is responsible for advising the Board of Directors on the following matters:

(i)  give opinions on matters that require a decision by the Board of Directors regarding the definition and review of the compensation policy for members of the Statutory Executive Board of Officers and high-performance employees, as well as individual compensation incentive packages.

(ii) define the goals and compensation of the Company’s management, within the limit approved by the Shareholders’ Meeting.

(iii)   monitor the assessment of the members of the Statutory Executive Board of Officers, key executives and talents, in addition to the respective succession plans.

(iv)   approve the policies and/or minimum rules to be observed in the process of nominating members of the Company’s management.

(v) select and nominate, for approval by the Board of Directors, candidates for the positions of members of the Statutory Executive Board of Officers and/or any other positions that may be required by the Board of Directors.

(vi)   assist the Board of Directors in monitoring and discussing issues related to diversity and inclusion (D&I).

(vii)  approve the transfer of senior management employees.

(viii) coordinate the management of the Company’s incentive and compensation plans, and approve their respective programs, concessions, exceptions, and other obligations involving the Company’s employees in general, as permitted by the applicable rules.

(ix)   other matters that the Board of Directors may deem material and in the interest of the Company.

For additional information on the powers and duties of the advisory committees to the Board of Directors, see the respective internal regulations, available for physical consultation at the Company’s headquarters.

(b)       How the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy for contracting extra-audit services with the independent auditor, and, in case the issuer discloses the policy, the sites where the document may be consulted in the world wide web

The Board of Directors is responsible for nominating and replacing the Company’s independent auditors. The auditors’ work and the annual work plan are annually assessed by the Fiscal Council, considering that the Company’s Fiscal Council performs functions of audit committee for the 2002 Sarbanes-Oxley Act purposes to the extent permitted by the Brazilian legislation, such assessment being subsequently reported to the Board of Directors, at least annually, by the chairman of the Fiscal Council. Under the terms of the Fiscal Council’s Internal Regulations, such body shall verify with the Company’s independent auditors the qualification and independence of the auditors and shall present to the Board of Directors recommendations on the maintenance or replacement of the contracted company.

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The Company has a Policy on Hiring Services Related or Not Related to Auditing approved by the Board of Directors in the meeting held on August 30, 2013 and updated in the meeting held on September 19, 2018, which aims to regulate the process of contracting, by the Company and/or its subsidiaries, services provided by the external auditors, whether such services are related or not to the audit. According to such policy, the contracting of any services provided by the external auditors shall be preceded by Fiscal Council’s favorable opinion and may further depend on the approval of the Board of Directors and the nature of the services in question. The Chief Financial and Investor Relations Officer shall monitor the compliance with the policy. The Policy on Hiring Services Related or Not Related to Auditing is available in the Company’s official disclosure channels, including its investor relations website, (ri.ambev.com.br), in the field “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Auditor Hiring Policy”, and the CVM’S website (https://sistemas.cvm.gov.br/). The managers shall further endeavor, together with the independent auditors, in order to the communication relating to the last financial year is timely made available, pursuant to the rules applicable thereto.

Finally, the Company observes the rotation in its independent auditors at the maximum of five years, under the terms of CVM Resolution No. 23, of February 25, 2021, with a minimum interval of three years for a new contract with the same independent auditor.

(c)       If any, indicate the established channels for critical issues related to ESG and compliance topics and practices to come to the attention of the board of directors

The Company has an ESG Committee, as indicated in item 1.16 of this Reference Form, which is a non-statutory decision-making body consisting of members of the Company’s Statutory and Non-Statutory Board of Officers, i.e., by the Financial and Investor Relations Vice President Officer, People and Management Vice President Officer, Corporate Relations Vice President Officer, Procurement Vice President Officer, Industrial Vice President Officer and the Compliance and Legal Vice President Officer, in addition to the managers of the Corporate Relations, Procurement and Sustainability, and Compliance and Legal departments. The ESG Committee meets quarterly, an opportunity to discuss the Company’s main projects related to ongoing ESG issues and practices, the Company’s ESG schedule, recent results, priorities and challenges.

Despite not being statutory, the ESG Committee is a body that aims to complement and add discussions regarding the definition and monitoring of the execution of the Company’s ESG strategy. Thus, indirectly through dialogue with the Statutory Board of Officers, the ESG Committee contributes to bringing critical issues related to ESG topics and practices to the attention of the Board of Directors, formulating proposals and recommendations for resolution by the bodies in charge of decision-making processes.

In addition, the Company’s employees and third parties may submit criticisms, complaints, or suggestions to the Ombudsman Office, anonymously, whenever they become aware of any violation of the applicable laws or regulations, the Company’s Code of Conduct or other corporate policies, when there is non-compliance with the Company’s ethical standards, which may include the reporting of issues related to ESG topics.

The Company also has an Ethics Committee, as indicated in item 5.3 (a), which is responsible for managing the Company’s compliance program and the Code of Conduct and other internal policies, ensuring its efficiency and effectiveness. It is a non-statutory decision-making body consisting of members of the Company’s Statutory and Non-Statutory Board of Officers, i.e., by the CEO, Financial and Investor Relations Vice President Officer, People and Management Vice President Officer, Compliance and Legal Vice President Officer and the Corporate Relations Vice President Officer, in addition to the Chief of the Compliance area, serving as a secretary and managing the proceedings. Thus, indirectly through dialogue with the Statutory Board of Officers, the Ethics Committee contributes to ensuring that critical issues related to compliance topics and practices are brought to the attention of the Board of Directors, formulating proposals and recommendations for resolution by the bodies in charge of the decision-making processes.

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7.3 - Structure and professional experiences of the management and the fiscal council

Name:	Carla Smith de Vasconcellos Crippa Prado	CPF:	297.485.688-81	Profession	Attorney	Date of Birth:	01/01/1982

Professional Experience:	She holds the position of Company’s Vice President of Corporate Relations since June 1, 2022. In the past five years, she has held several positions in the Company, including Vice President of Corporate Relations at BU Brazil, Chief Communications and Sustainability Officer, Social Responsibility Manager and Legal Manager. Since 2021, she has also served as (i) President of CISA - Health and Alcohol Information Center; and (ii) member of the Decision-Making Council of the Pact for Racial Equity. Between 2020 and 2021, she was the President of SINDICERV - National Union of the Beer Industry. Mrs. Carla Smith de Vasconcellos Crippa Prado declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	She was elected by the controlling shareholder	First term starting date

Board of Officers	05/23/2022	12/31/2024	Other Officers	Not applicable, since the only position she holds in the Company is that of member of the board of officers	06/01/2022	Yes	06/01/2022

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Name:	Carlos Eduardo Klutzenschell Lisboa	CPF:	694.514.864-53	Profession:	Manager	Date of Birth:	07/09/1969

Professional Experience:	He is currently a permanent member of the Company’s Board of Directors. In the past five years: (i) he was the President of ABI’s Middle Americas Zone; (ii) from 2016 to 2018, he was the President of Ambev’s South Latin America Zone; (iii) from 2014 to 2016, he held the position of Global Vice President of ABI’s Global Brands; (iv) from 2013 to 2014, he was the President of Labatt, a subsidiary of the Company; (v) from 2011 to 2012, he held the position of President of BU Austral at South Latin America Zone; and (vi) from 2005 to 2011, he was Ambev’s Marketing Vice President, having joined the Company in 1993 and held several positions. Mr. Carlos Eduardo Klutzenschell Lisboa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Permanent Member)	Not applicable, since the only position he holds in the Company is that of permanent member of the board of directors	04/28/2023	Yes	04/28/2023

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Name:	Claudia Quintella Woods	CPF:	098.823.117-41	Profession:	Economist	Date of Birth:	08/26/1975

Professional Experience:	She is a permanent and an independent member of the Company’s Board of Directors and also an independent member of the Company’s People Committee. In the past five years: (i) since June 2021, she holds the position of CEO for Latin America at We Work; (ii) from 2019 to 2021, she held the position of General Manager at Uber for Brazil; (iii) between 2018 and 2019, she was the CEO of Webmotors, leader in the online vehicle marketplace; and (iv) between 2014 and 2018, she was the Director and Superintendent of Banco Original. She holds a Bachelor’s Degree from Bowdoin College (USA), an MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a degree from Harvard Business School (USA). The independence criteria for defining Mrs. Claudia Quintella Woods as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. No. 80/22. Mrs. Claudia Quintella Woods declared for, all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	She was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors Independent (Permanent) Member	Independent member of the people committee	04/28/2023	Yes	03/18/2021

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Name:	Daniel Wakswaser Cordeiro	CPF:	330.638.588-38	Profession:	Manager	Date of Birth:	01/26/1985

Professional Experience:	He holds the position of Company’s Marketing Vice President Officer since October 2020. In the past five years, he held several positions in the Company and in ABI, including Global Vice-President of Adjacencies at ABI, Global Vice-President of Marketing for Consumer Connections & Capabilities at ABI, Chief Craft & Specialties Beer Officer in Brazil and Europe, and Company’s Chief Craft Beer Officer. Mr. Daniel Wakswaser Cordeiro declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	10/01/2020

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Name:	Daniela Gavranic Cachich	CPF:	255.189.168-09	Profession:	Manager	Date of Birth:	12/28/1973

Professional Experience:	She holds the position of Company’s Beyond Beer Vice President Officer (new name for the position of Non-Alcoholic Beverages Vice-President Officer, which incorporated the duties of the position of Future Beverages Vice-President Officer, after approval by shareholders at the Company’s Special General Meeting held on April 30, 2024). In the past five years, she held senior leadership positions in the Marketing area of other consumer goods companies, including Chief Marketing Officer of PepsiCo from 2016 to August 2021. She also currently holds the position of permanent member of the Advisory Board of Grupo Boticário. Mrs. Daniela Gavranic Cachich declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	She was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Other Officers	Not applicable, since the only position she holds in the Company is that of member of the board of officers	01/01/2022	Yes	01/01/2022

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Name:	David Henrique Galatro de Almeida	CPF:	217.625.768-56	Profession:	Economist	Date of Birth:	09/22/1976

Professional Experience:	He holds the position of alternate member of the Company’s Board of Directors and Chief Strategy and Technology Officer at ABI, since April 2022. In the past five years, he served as (i) Chief Strategy and Transformation Officer, (ii) Chief Integration Officer and Chief Sales Officer ad interim, and (iii) Vice President of Sales and Vice President of Finance for the North America Zone. Mr. David Henrique Galatro de Almeida declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position//duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Alternate Member)	Not applicable, since the only position he holds in the Company is that of alternate member of the board of directors	04/28/2023	Yes	04/28/2023

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Name:	Eduardo Braga Cavalcanti de Lacerda	CPF:	072.401.457-86	Profession:	Engineer	Date of Birth:	04/16/1976

Professional Experience:	He holds the position of Company’s Commercial Vice President Officer since March 2020. In the past five years, he held various positions in the Company and in ABI, including the positions of Company’s Chief Soft Drinks Officer, General Officer of the operations for CAC (Central America and Caribbean) zone and Finance Vice-President for Europe. Mr. Eduardo Braga Cavalcanti de Lacerda declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	03/01/2020

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Name:	Eduardo Eiji Horai	CPF:	319.022.918-08	Profession:	Computer Scientist	Date of Birth:	03/26/1985

Professional Experience:	He holds the position of Company’s Information Technology Vice President Officer since January 2020. In the past five years, he served as Senior Manager and Chief Technology Officer for Latin America at Amazon Web Services (AWS) and, previously, he was also part of the Enterprise Architecture department at Toyota Motor Europe - Belgium. Mr. Eduardo Eiji Horai declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	01/01/2020

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Name:	Eduardo Rogatto Luque	CPF:	142.773.658-84	Profession:	Accountant	Date of Birth:	07/06/1969

Professional Experience:	He holds the position of alternate member of the Company’s Fiscal Council. In the past 5 years, he has held the following positions in the following companies/institutions: (i) managing partner and member of the Executive Committee of Irko Group since 2017; (ii) member of the Audit Committee of Focus Energia S.A.; (iii) chairman of the Fiscal Councils of Qualicorp S.A., Natura&Co and FAHZ; (iv) member of the Fiscal Council of Itaú S.A.; (v) member of the Board of Directors and chairman of the Audit Committee of Cantu Store S.A.; (vi) member of the Audit Committee of Porto Seguro S.A.; (vii) Vice-President of the Brazilian Association of Administrative Service Providers (ABRAPSA); (viii) member of the Institute of Independent Auditors of Brazil (IBRACON), the American Institute of Certified Public Accountants (AICPA), the Brazilian Institute of Corporate Governance (IBGC) and the Brazilian Federal and Regional Accounting Councils (CRC and CFC); (ix) partner at PricewaterhouseCoopers from 2004 to 2016, a company he worked for 27 years (with 3-years exchange in the USA), with major experience serving important companies, including in process of Initial Public Offerings (IPOs) at CVM and SEC. Mr. Eduardo Rogatto Luque declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Fiscal Council	04/30/2024	Until 2025 AGM	FC (Alternate) Member Elected by the Controlling Shareholder	Not applicable, since the only position he holds at the Company is that of alternate member of the fiscal council	04/30/2024	Yes	04/24/2020

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Name:	Elidie Palma Bifano	CPF:	395.907.558-87	Profession:	Attorney	Date of Birth:	05/16/1947

Professional Experience:	She holds the position of permanent member of the Company’s Fiscal Council. In the past five years, she held the following positions with the following companies: (i) partner at Mariz de Oliveira and Siqueira Campos Law Firm; (ii) Professor of the Professional Master's Course at Escola de Direito de São Paulo (São Paulo Law School) of Fundação Getúlio Vargas - FGV, in the subject Business Structuring; (iii) Professor of the Graduation courses strictu sensu of IBDT, IBET, CEU, COGEAE/PUC; and (iv) permanent member of the Company’s Fiscal Council. In addition, she was a member of the Audit Committee of Banco Santander (Brasil) S.A., from 2012 to 2018, and audit partner of the tax consultancy area at PricewaterhouseCoopers, from 1974 to 2012. Mrs. Elidie Palma Bifano declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	She was elected by the controlling shareholder	First term starting date

Fiscal Council	04/30/2024	Until 2025 AGM	FC (Permanent) Member Elected by the Controlling Shareholder	Not applicable, since the only position she holds at the Company is that of permanent member of the fiscal council	04/30/2024	Yes	04/29/2019

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Name:	Emanuel Sotelino Schifferle	CPF:	009.251.367-00	Profession:	Engineer	Date of Birth:	02/27/1940

Professional Experience:	He holds the position of alternate member of the Company’s Fiscal Council. In the past five years, he served as managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on programs of restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts, among other activities. In addition, he served as a member of the Fiscal Council, from 2004 to 2009, of ALL – América Latina Logística, a listed company whose main activity is providing rail and road freight transportation services; alternate member of the Fiscal Council, from 2005 to 2014, of Companhia de Bebidas das Américas – Ambev, succeeded by the Company as of January 2, 2014; member of the Board of Directors, between 2007 and 2011, of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; member of the Fiscal Council of Estácio Participações S.A., a listed company whose main activities are developing and managing activity and institution in the education area; and member of the Fiscal Council, between 2011 and 2015, of Allis Participações S.A., a listed company whose main activity is providing marketing and sales services for various market segments. Mr. Emanuel Sotelino Schifferle declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Fiscal Council	04/30/2024	Until 2025 AGM	FC (Alternate) Member Elected by the Controlling Shareholder	Not applicable, since the only position he holds at the Company is that of alternate member of the fiscal council	04/30/2024	Yes	04/12/2005

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Name:	Fabio Colletti Barbosa	CPF:	771.733.258-20	Profession:	Manager	Date of Birth:	10/03/1954

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also a member of the Company’s Governance Committee. He is the current CEO of Natura&Co Holding S.A. and member of the Boards of Directors of Itaú-Unibanco and Cia. Brasileira de Metalurgia e Mineração. He also holds positions in non-profit organizations such as United Nations Foundation and Centro de Liderança Pública (CLP). In the past five years, he served as the CEO of Banco ABN Amro Real, Banco Santander (Brasil) S.A., Abril Media and Febraban. Mr. Fabio Colletti Barbosa holds a degree in Business Administration from Fundação Getulio Vargas and MBA from the Institute for Management Development (Switzerland). Mr. Fabio Colletti Barbosa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Permanent Member)	Member of the governance committee	04/28/2023	Yes	03/18/2021

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Name:	Fabio de Oliveira Moser	CPF:	777.109.677-87	Profession:	Manager	Date of Birth:	12/26/1967

Professional Experience:	He holds the position of partner at Moser Consultoria. In the past 5 years, he has held the following positions in the following companies/institutions: (i) officer and senior adviser at RK Partners from 2015 to 2018; (ii) CEO of Fator Administração de Recurso (FAR) from 2013 to 2015; (iii) head of Investment Banking at Banco Fator from 2011 to 2013; (iv) member of the Boards of Directors of Oi S.A., Telemar Participações, Centrais Elétricas de Santa Catarina (CELESC), iG – Internet Group e Brasil Telecom Participações; e (v) coordinator of the Institutional Investors Commission (IBGC), from 2010 to 2012, and the Technical Commission of Investments of ABRAPP, from 2008 to 2010. Mr. Moser was elected by the minority shareholders. Mr. Fabio de Oliveira Moser declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. In 2020, CVM applied to Mr. Fabio de Oliveira Moser, as a member of the Board of Directors of Inncorp S.A., a pecuniary fine for non-compliance with art. 142, IV, c/c art. 132 of Law No. 6,404/76. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Fiscal Council	04/30/2024	Until 2025 AGM	FC (Permanent) Member Elected by the Minority Shareholders	Not applicable, since the only position he holds at the Company is that of permanent member of the fiscal council	04/30/2024	No	05/03/2023

212

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Felipe Moreira Haddad Baruque	CPF:	219.787.888-35	Profession:	Bachelor of Food Science	Date of Birth:	06/15/1982

Professional Experience:	He holds the position of Company’s Procurement Vice President Officer since April 1, 2023. In the past five years, he held several positions in the procurement and supply areas at the Company and at ABI, including Global Vice President of Procurement and Global Vice President of Verticalized Operations at ABI, Chief Product Development Officer for the Latin America North zone and Chief New Product Development Officer for the South America zone. He has a bachelor’s degree in Food Science from Universidade de São Paulo, major in Packaging Engineering, an executive MBA from Insper and an MBA in finance and marketing from Fundação Getúlio Vargas. Mr. Felipe Moreira Haddad Baruque declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	11/07/2022	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	04/01/2023	Yes	04/01/2023

213

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Fernando Mommensohn Tennenbaum	CPF:	245.809.418-02	Profession:	Production Engineer	Date of Birth:	01/07/1977

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also a member of the Company’s Operations and Finance Committee. In the past five years: (i) since April 29, 2020, he holds the position of ABI’s CFO; (ii) he was the Vice President of Finance for ABI’s South America Zone; and (iii) he was Ambev’s Chief Investor Relations Officer and CFO. He joined the Company in 2004 and held several positions related to Treasury, Investor Relations and M&A. Mr. Tennenbaum is a dual citizen of Brazil and Germany and holds a degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo. Mr. Fernando Mommensohn Tennenbaum declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Permanent Member)	Member of the operations and finance committee	04/28/2023	Yes	03/18/2021

214

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Jean Jereissati Neto	CPF:	693.224.813-15	Profession:	Manager	Date of Birth:	09/20/1974

Professional Experience:	He holds the position of Company’s Chief Executive Officer since January 2020. In the past five years, he held various positions in the Company and in ABI, serving as the General Manager of the operations for CAC (Central America and Caribbean) zone, General Manager of the operations for China, General Manager for the Asia Pacific North zone and Company’s Chief Sales and Marketing Officer. Mr. Jean Jereissati Neto declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	CEO / Superintendent	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	01/01/2020

215

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	João Coelho Rua Derbli de Carvalho	CPF:	099.035.737-66	Profession:	Manager	Date of Birth:	10/14/1982

Professional Experience:	He holds the position of Company’s Sales Vice President Officer since September 1st, 2023. In the past five years, he held several positions in the Company, including Regional Sales Director in Rio de Janeiro and Espírito Santo, Director of Trade Marketing and Regional Head of Marketing. He is a Brazilian and Portuguese citizen. Mr. Derbli has a degree in business administration from Universidade Federal do Rio de Janeiro and a corporate MBA from Ambev. Mr. João Coelho Rua Derbli de Carvalho declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	08/07/2023	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	09/01/2023	Yes	09/01/2023

216

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	José Ronaldo Vilela Rezende	CPF:	501.889.846-15	Profession:	Accountant	Date of Birth:	06/07/1962

Professional Experience:	He holds the position of permanent member of the Company’s Fiscal Council. In the past five years, he held the following positions during the indicated periods at the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; and (ii) member of the audit committee of Diagnósticos da America S.A. – DASA. In addition, he served as a risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, whose main activity is providing auditing services; the leader of the Agribusiness Industry at PricewaterhouseCoopers in Brazil (from 2006 to 2014) and in the Americas (from 2009 to 2014); and partner at PricewaterhouseCoopers Brazil in charge of delivering projects of Risk Assurance Services (RAS) (services related to auditing processes and systems) since 1998. He is a fiscal council member certified by the Brazilian Institute of Governance - IBGC. He holds a Bachelor’s Degree in Accounting Sciences from UMA, in Belo Horizonte, and a Master’s Degree in Agroenergy from Fundação Getúlio Vargas, in São Paulo. Currently, he holds the position of Chairman of the Company’s Fiscal Council. Mr. José Ronaldo Vilela Rezende declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Fiscal Council	04/30/2024	Until 2025 AGM	FC (Permanent) Member Elected by the Controlling Shareholder	Not applicable, since the only position he holds at the Company is that of permanent member of the fiscal council	04/30/2024	Yes	04/29/2016

217

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Leticia Rudge Barbosa Kina	CPF:	255.726.488-17	Profession:	Attorney	Date of Birth:	06/12/1976

Professional Experience:	She holds the position of Company’s Compliance and Legal Vice President Officer since January 2019. In the past five years, she held the position of Company’s Chief Tax and Corporate Legal Officer and Chief Legal Officer. She is a member of the Administrative Council of SINDICERV - National Union of the Beer Industry, since 2018, and director of WILL-Women in Leadership in Latin America, since 2019. In addition, she was the Director of GETAP - Applied Tax Studies Group, from 2016 to 2019. Mrs. Leticia Rudge Barbosa Kina declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	She was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Other Officers	Not applicable, since the only position she holds in the Company is that of member of the board of officers	01/01/2022	Yes	01/01/2019

218

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Lia Machado de Matos	CPF:	071.991.147-88	Profession:	Physicist	Date of Birth:	07/21/1977

Professional Experience:	She is a permanent member of the Company’s Board of Directors. In the past five years: (i) since 2016, she is the Chief Strategy Officer of Stone Co., (ii) between 2012 and 2016, she was the Director of the Family Office at Varbra; (iii) between 2006 and 2012, she held several positions at the consulting company McKinsey, including Associate Partner. Mrs. Matos holds a degree in Physics from the Universidade Federal do Rio de Janeiro and a PhD in Physics and Electrical Engineering from the Massachusetts Institute of Technology and is a specialist in information security. Mrs. Lia Machado de Matos declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	She was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Permanent Member)	Not applicable, since the only position she holds in the Company is that of member of the board of directors	04/28/2023	Yes	03/18/2021

219

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Lucas Machado Lira	CPF:	032.585.176-06	Profession:	Attorney	Date of Birth:	02/21/1977

Professional Experience:	He holds the position of Company’s Chief Financial, Investor Relations and Shared Services Officer (area that encompasses the Company’s accounting processes and issues) since April 2020. In the past five years, he held various positions at ABI, including the position of Global Financial Vice President for M&A. Previously, he has held several positions at the Company, including Manager of the Investor Relations department, Compliance, Corporate & Legal Manager, PMO of Supply Chain and HILA (Hispanic Latin America) and M&A Legal Manager. Mr. Lucas Machado Lira declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Chief Financial, Investor Relations and Shared Services Officer	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	04/29/2020

220

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Luciana Pires Dias	CPF:	251.151.348-02	Profession:	Attorney	Date of Birth:	01/13/1976

Professional Experience:	She is an independent and permanent member of the Company’s Board of Directors. She is a Professor at Escola de Direito Fundação Getúlio Vargas (Law School of Getúlio Vargas Foundation) (since 2008) and partner of L|Dias Advogados, where she serves as a reviewer and arbitrator on matters related to the regulation of capital markets since 2016. In the past five years, she served as a member of the Audit Committee of Itaú Unibanco Holding S.A. Over the years, she also held positions such as the director of Comissão de Valores Mobiliários – CVM, from 2010 to 2015, and Superintendent of CVM’s Market Development, from 2007 to 2010, and, from 2011 to 2015, she was a CVM representative at the Corporate Governance Committee of the Organization of Economic Co-operation and Development (OECD) and at the Latin American Corporate Governance Roundtable organized by OECD, from 2009 to 2015. Mrs. Dias has a Doctor and Master’s Degree in Commercial Law from Faculdade de Direito da Universidade de São Paulo – USP. She is also a Master of the Science of Law from Stanford University (J.S.M, 2005) and has a Bachelor’s degree in Law from USP (2000). She is admitted to practice law by the Brazilian Bar Association and New York Bar Association. The independence criteria for defining Mrs. Dias as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. No. 80/22. Mrs. Luciana Pires Dias declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	She was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors Independent (Permanent) Member	Not applicable, since the only position she holds in the Company is that of member of the board of directors	04/28/2023	Yes	04/28/2023

221

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Marcos de Barros Lisboa	CPF:	806.030.257-49	Profession:	Economist	Date of Birth:	08/02/1964

Professional Experience:	He is a permanent and an independent member of the Company’s Board of Directors and also an independent member of the Company’s Governance Committee and Finance and Operations Committee. He is also the leader of the independent directors of the Company’s Board of Directors. In the past five years: (i) he was the Executive Officer of Unibanco S.A. and Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A., both companies whose business is predominantly in the financial sector; (ii) currently, he is a member of the Boards of Directors of Cerradinho Bioenergia S.A., CERC – Central de Recebíveis S.A. and Meliuz; (iii) between 2005 and 2006, he was the President of Instituto Brasil Resseguros S.A.; and (iv) from 2003 to 2005, was the Economic Policy Secretary at the Ministry of Finance. Mr. Marcos de Barros Lisboa holds a Bachelor and Master’s Degree in Economics from the Universidade Federal do Rio de Janeiro and a Ph.D. in Economics from the University of Pennsylvania. Since the late 1980s, he has developed activities in several educational institutions in Brazil and abroad. The independence criteria for defining Mr. Marcos de Barros Lisboa as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. No. 80/22. He was elected by the Company’s Board of Directors as leader among the independent directors. Mr. Marcos de Barros Lisboa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors Independent (Permanent) Member	Independent member of the operations and finance committee and the governance committee	04/28/2023	Yes	01/02/2014

222

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Michel Dimitrios Doukeris	CPF:	810.940.279-87	Profession:	Chemical Engineer	Date of Birth:	04/09/1973

Professional Experience:	He is the Chairman of the Ambev’s Board of Directors and also CEO of ABI since July 1st, 2021. In the past five years: (i) in 2018, he became the leader of ABI and all U.S. businesses and an alternate member of the Company’s Board of Directors from January 11, 2018 to June 30, 2021. In 2016, he moved to the United States to take over as Global Sales Director. Mr. Michel Dimitrios Doukeris joined the Company in 1996 and held several positions related to business operations in Latin America before moving to Asia, where he led ABI operations in China and Asia-Pacific for seven years. He holds a degree in Chemical Engineering from Universidade Federal Santa Catarina and a Master’s Degree in Marketing from Fundação Getulio Vargas. He has also completed post-graduate programs in Marketing and Marketing Strategy at the Kellogg School of Management and Wharton Business School in the United States. Mr. Michel Dimitrios Doukeris declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Chairman of the Board of Directors	Not applicable, since the only position he holds at the Company is that of chairman of the board of directors	04/28/2023	Yes	07/01/2021

223

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Milton Seligman	CPF:	093.165.740-72	Profession:	Engineer	Date of Birth:	08/19/1951

Professional Experience:	He is a permanent member of the Company’s Board of Directors. In the past five years he served as: (i) managing partner at Milton Seligman e Associados Consultoria e Participações Ltda.; (ii) Chairman of Instituto Sonho Grande’s Board of Directors, consulting member of Fundação Lemann, member of the FAHZ’s Board of Directors, partner at INSPER’s Center of Management and Public Politics and Global Fellow of Instituto Brasil at Woodrow Wilson International Center for Scholars, in Washington D.C.; and (iii) member of the Board of Directors of the old BR Malls. Over the years, he also held the following positions (a) from 2013 to 2016, he was a member of the Board of Directors of Tenedora CND S.A.; and (b) served as the Company’s Corporate Affairs Director from 2001 to 2013. He worked significantly in the Brazilian public sector, holding positions and functions in the governments of Presidents José Sarney and Fernando Henrique Cardoso, including Executive Secretary, Minister of Justice and Executive Secretary of the Ministry of Development, Industry and Foreign Trade. Mr. Seligman holds a degree in Electric Engineer from Universidade Federal de Santa Maria. Mr. Milton Seligman declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/dury	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Permanent Member)	Not applicable, since the only position he holds in the Company is that of member of the board of directors	04/28/2023	Yes	01/11/2018

224

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Nelson José Jamel	CPF:	025.217.577-80	Profession:	Engineer	Date of Birth:	03/17/1972

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also a member of the Company’s People Committee. He currently holds the position of Chief People Officer at ABI. Over the years he has also held the following positions: (i) between 2016 and 2019, he served as Vice President for the ABI’s North America Zone, initially as Vice President of Finance and, from 2017, as Vice President of Finance and Solutions; (ii) between 2009 and 2015, he served as Ambev’s Chief Financial and Investor Relations Officer, having joined the Company in 1997 and held several positions. Mr. Jamel holds a Bachelor and Master’s Degree in Production Engineering at Universidade Federal do Rio de Janeiro. Mr. Nelson José Jamel declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Permanent Member)	Member of the people committee	04/28/2023	Yes	04/28/2017

225

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	João Vagnes de Moura Silva	CPF:	584.043.411-68	Profession:	Engineer	Date of Birth:	10/10/1971

Professional Experience:	He holds the position of Chief Financial Officer at Banco do Brasil S.A. In the past 5 years, he held positions as Chief Controllership Officer at Banco do Brasil S.A., in addition to Executive Director at BB DTVM and President at BB Tecnologia e Serviços S.A. Mr. Joao Vagnes de Moura Silva was nominated by the minority shareholders. Mr. Joao Vagnes de Moura Silva declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He is considered a politically exposed person, according to the terms of CVM Resolution No. 50/21, as a result of the position of Chief Financial Officer that he currently holds at Banco do Brasil S.A., a government-controlled company.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Fiscal Council	04/30/2024	Until 2025 AGM	FC (Alternate) Member Elected by the Minority Shareholders	Not applicable, since the only position he holds in the Company is that of alternate member of the fiscal council	04/30/2024	No	04/30/2024

226

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Paulo André Zagman	CPF:	072.343.527-83	Profession:	Civil Engineer	Date of Birth:	01/15/1977

Professional Experience:	He holds the position of Company’s Logistics Vice President Officer since January 2019. In the past five years, he held various positions in the Company, including the position of Chief People and Management Officer and Chief Logistics Officer, both for Latin America South zone. Mr. Paulo André Zagman declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	01/01/2019

227

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Ricardo Morais Pereira de Melo	CPF:	765.157.884-87	Profession:	Civil Engineer	Date of Birth:	12/01/1971

Professional Experience:	He holds the position of Company’s People and Management Vice President Officer since September 2018. In the past five years, he held several positions in the Company and in ABI, including Chief Sales Officer in Canada, Chief Sales Strategy Officer in the United States, Chief Resellers Officer in the United States and Company’s Chief Sales Officer. Mr. Ricardo Morais Pereira de Melo declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/22/2021	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	09/01/2018

228

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Ricardo Tadeu Almeida Cabral de Soares	CPF:	043.014.877-19	Profession:	Attorney	Date of Birth:	07/23/1976

Professional Experience:	He holds the position of alternate member of the Company’s Board of Directors and Chief Growth Officer at ABI, since April 2022. In the past five years, he served as (i) Chief B2B Officer assisting in the dissemination of BEES for the period from 2020 to 2022, and (ii) Chief Sales Officer for the period from 2019 to 2020. Over the years, he also was the President of the Africa Zone for the period from 2016 to 2018, President of Mexico Zone, from 2013 to 2018, and President of BU Brazil, from 2008 to 2012. Mr. Ricardo Tadeu Almeida Cabral de Soares declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of the position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Alternate Member)	Not applicable, since the only position he holds in the Company is that of alternate member of the board of directors	04/28/2023	Yes	04/28/2023

229

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Valdecir Duarte	CPF:	030.748.919-12	Profession:	Engineer	Date of Birth:	05/02/1980

Professional Experience:	He holds the position of Company’s Industrial Vice President Officer since January 1, 2022. In the past five years, he held several positions in the Company, including the position of Officer for the Engineering Center (CENG), Regional Officer and Factory and Supply Chain Manager. Mr. Valdecir Duarte declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Officers	12/09/2021	12/31/2024	Other Officers	Not applicable, since the only position he holds in the Company is that of member of the board of officers	01/01/2022	Yes	01/01/2022

230

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Victorio Carlos De Marchi	CPF:	008.600.938-91	Profession:	Attorney	Date of Birth:	11/13/1938

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also the Chairman of the Company’s Operations and Finance Committee, Governance Committee and People Committee. He currently holds the position of president of Fundação Antônio e Helena Zerrener – FAHZ. In the past five years he served as: (i) member of the Board of Instituto de Estudos para o Desenvolvimento Industrial – IEDI (Institute of Studies for Industrial Development); (ii) alternate member of the Board of Directors of Itaúsa – Investimentos Itáu S.A.; and (iii) member of the Decision-Making Council of Instituto Brasileiro de Ética Concorrencial) – ETCO (Brazilian Competition Ethics Institute). Mr. Marchi has joined Companhia Antarctica Paulista in 1961 and held several positions during his term of office, including CEO of the Company from 1998 to April 2000. He holds a degree in Economics from Faculdade de Economia, Finanças e Administração de São Paulo and a Bachelor’s degree in Law from Faculdade de Direito de São Bernardo do Campo. Mr. Victorio Carlos De Marchi declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Management Bodies:

Management Body	Election Date	Term of Office	Elective position held	Description of other position/duty	Taking office date	He was elected by the controlling shareholder	First term starting date

Board of Directors	04/28/2023	Until 2026 AGM	Board of Directors (Permanent Member)	Chairman of the operations and finance, people and governance committees	04/28/2023	Yes	07/01/1999

231

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Carlos Emmanuel Joppert Ragazzo	CPF:	011.787.237-71	Profession:	Attorney	Date of Birth:	03/20/1977

Professional Experience:	He is an external and independent member of the Company’s Governance Committee since 2019. In the past five years, he has been an attorney expert in antitrust and regulation, being a partner at Ragazzo Advogados, since 2016. He was the first General Superintendent of the Administrative Council for Economic Defense - CADE (from 2012 to 2014) and served as a Director for that same agency from 2008 to 2012. Formerly, he held, for almost six years, the position of General Coordinator of the Economic Supervision Office - SEAE, of the Ministry of Finance. Currently, he is an assistant professor of the graduation and post-graduation courses strictu sensu of the Law School of Fundação Getúlio Vargas of Rio de Janeiro - FGV DIREITO RIO. Mr. Carlos Emmanuel Joppert Ragazzo declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	He was elected by the controlling shareholder	First term starting date

Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent to the 2026 AGM	Member of the Governance Committee	Not applicable, since the only position he holds in the Company is that of member of the Governance Committee	05/18/2023	Yes	12/19/2019

232

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Claudia Quintella Woods	CPF:	098.823.117-41	Profession:	Economist	Date of Birth:	08/26/1975

Professional Experience:	She is a permanent and an independent member of the Company’s Board of Directors and also an independent member of the Company’s People Committee. In the past five years she served as: (i) since June 2021, CEO for Latin America at We Work; (ii) from 2019 to 2021, General Manager at Uber for Brazil; (iii) between 2018 and 2019, CEO of Webmotors, leader in the online vehicle marketplace; and (iv) between 2014 and 2018, Director and Superintendent of Banco Original. She holds a Bachelor’s Degree from Bowdoin College (USA), an MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a degree from Harvard Business School (USA). The independence criteria for defining Mrs. Woods as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. No. 80/22. Mrs. Claudia Quintella Woods declared for, all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	She was elected by the controlling shareholder	First term starting date

Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent to the 2026 AGM	Independent Member of the People Committee	Independent Member of the Board of Directors	05/18/2023	Yes	10/14/2022

233

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Everardo de Almeida Maciel	CPF:	018.711.614-87	Profession:	Tax Consultant	Date of Birth:	02/13/1947

Professional Experience:	He is a member of the Company’s Governance Committee since 2016. In the past five years, he has been a tax advisor, and, as of 2003, he is the president-partner of Logos Consultoria Fiscal Ltda., a consulting firm in the tax area. Currently, he is (i) a member of the International Academy of Law and Economics; (ii) member of the National Academy of Economics; (iii) member of the Superior Council of Law of FECOMERCIO-SP; (iv) member of the Council of High Studies on Finance and Taxation and of the Political and Social Board, both from São Paulo Trade Association; (v) member of the Board of Directors of Fundação Zerrenner, whose core business is providing free health care and education; (vi) member of the Fiscal Council of Instituto Fernando Henrique Cardoso; (vii) member of the Advisory Board of the Department of Judicial Researches of the National Council of Justice (CNJ); (viii) member of the Panel of Judges of Innovare Award; and (ix) president of the Advisory Board of the Brazilian Competition Ethics Institute (ETCO). In addition, teaches in graduation courses at Instituto Brasiliense de Direito Público (IDP), in Brasília. He held several public offices, the most recent being: Secretary of the Federal Revenue Office (1995-2002), Secretary of Finance and Planning of the Federal District (1991-1994), Executive Secretary of the Ministries of Finance (2002), of the Interior (1987) and of Education (1985), and President’s Chief of Staff (1986). Mr. Everardo de Almeida Maciel declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	He was elected by the controlling shareholder	First term starting date

Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent to the 2026 AGM	Member of the Governance Committee		05/18/2023	Yes	05/11/2016

234

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Fabio Colletti Barbosa	CPF:	771.733.258-20	Profession:	Manager	Date of Birth:	10/03/1954

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also a member of the Company’s Governance Committee. He is the current CEO of Natura&Co Holding S.A. and member of the Boards of Directors of Itaú-Unibanco and Cia. Brasileira de Metalurgia e Mineração. He also holds positions in non-profit organizations such as United Nations Foundation and Centro de Liderança Pública (CLP). In the past five years, he served as the CEO of Banco ABN Amro Real, Banco Santander (Brasil) S.A., Abril Media and Febraban. Mr. Fabio Colletti Barbosa holds a degree in Business Administration from Fundação Getulio Vargas and MBA from the Institute for Management Development (Switzerland). Mr. Fabio Colletti Barbosa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	He was elected by the controlling shareholder	First term starting date

Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent to the 2026 AGM	Member of the Governance Committee	Member of the Board of Directors	05/18/2023	Yes	03/18/2021

235

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Fernando Mommensohn Tennenbaum	CPF:	245.809.418-02	Profession:	Production Engineer	Date of Birth:	01/07/1977

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also a member of the Company’s Operations and Finance Committee. In the past five years: (i) since April 29, 2020, he holds the position of ABI’s CFO; (ii) he was the Vice President of Finance for ABI’s South America Zone; and (iii) he was Ambev’s Chief Investor Relations Officer and CFO. He joined the Company in 2004 and held several positions related to Treasury, Investor Relations and M&A. Mr. Tennenbaum is a dual citizen of Brazil and Germany and holds a degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo. Mr. Fernando Mommensohn Tennenbaum declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	He was elected by the controlling shareholder	First term starting date

Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent to the 2026 AGM	Member of the Operations and Finance Committee	Member of the Company’s Board of Directors	05/18/2023	Yes	08/24/2020

236

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Marcos de Barros Lisboa	CPF:	806.030.257-49	Profession:	Economist	Date of Birth:	08/02/1964

Professional Experience:	He is a permanent and an independent member of the Company’s Board of Directors and also an independent member of the Company’s Governance Committee and Finance and Operations Committee. He is also the leader of the independent directors of the Company’s Board of Directors. In the past five years: (i) he was the Executive Officer of Unibanco S.A. and Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A., both companies whose business is predominantly in the financial sector; (ii) currently, he is a member of the Boards of Directors of Cerradinho Bioenergia S.A., CERC – Central de Recebíveis S.A. and Meliuz; (iii) between 2005 and 2006, he was the President of Instituto Brasil Resseguros S.A.; and (iv) from 2003 to 2005, was the Economic Policy Secretary at the Ministry of Finance. Mr. Marcos de Barros Lisboa holds a Bachelor and Master’s Degree in Economics from the Universidade Federal do Rio de Janeiro and a Ph.D. in Economics from the University of Pennsylvania. Since the late 1980s, he has developed activities in several educational institutions in Brazil and abroad. The independence criteria for defining Mr. Marcos de Barros Lisboa as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. No. 80/22. He was elected by the Company’s Board of Directors as leader among the independent directors. Mr. Marcos de Barros Lisboa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	He was elected by the controlling shareholder	First term starting date

Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent 2026 AGM	Member of the Board of Directors and the Governance Committee	Independent Member of the Board of Directors	05/18/2023	Yes	05/18/2023
Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent 2026 AGM	Member of the Operations and Finance Committee	Independent Member of the Board of Directors	05/18/2023	Yes	09/19/2018

237

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Nelson José Jamel	CPF:	025.217.577-80	Profession:	Engineer	Date of Birth:	03/17/1972

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also a member of the Company’s People Committee. He currently holds the position of Chief People Officer at ABI. Over the years he has also held the following positions: (i) between 2016 and 2019, he served as Vice President for the ABI’s North America Zone, initially as Vice President of Finance and, from 2017, as Vice President of Finance and Solutions; (ii) between 2009 and 2015, he served as Ambev’s Chief Financial and Investor Relations Officer, having joined the Company in 1997 and held several positions. Mr. Jamel holds a Bachelor and Master’s Degree in Production Engineering at Universidade Federal do Rio de Janeiro. Mr. Nelson José Jamel declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	He was elected by the controlling shareholder	First term starting date

Other Committees		Committee (Permanent) Member	05/18/2023	Until MBD subsequent to the 2026 AGM	Member of the People Committee		05/18/2023	Yes	10/14/2022

238

Reference Form - 2024 - AMBEV S.A. Version: 1

Name:	Victorio Carlos De Marchi	CPF:	008.600.938-91	Profession:	Attorney	Date of Birth:	11/13/1938

Professional Experience:	He is a permanent member of the Company’s Board of Directors and also the Chairman of the Company’s Operations and Finance Committee, Governance Committee and People Committee. He currently holds the position of president of Fundação Antônio e Helena Zerrener – FAHZ. In the past five years he served as: (i) member of the Board of Instituto de Estudos para o Desenvolvimento Industrial – IEDI (Institute of Studies for Industrial Development); (ii) alternate member of the Board of Directors of Itaúsa – Investimentos Itáu S.A.; and (iii) member of the Decision-Making Council of Instituto Brasileiro de Ética Concorrencial) – ETCO (Brazilian Competition Ethics Institute). Mr. Marchi has joined Companhia Antarctica Paulista in 1961 and held several positions during his term of office, including CEO of the Company from 1998 to April 2000. He holds a degree in Economics from Faculdade de Economia, Finanças e Administração de São Paulo and a Bachelor’s degree in Law from Faculdade de Direito de São Bernardo do Campo. Mr. Victorio Carlos De Marchi declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Committees:

Type of committee	Type of audit	Position held	Taking office date	Term of office	Description of other committees	Description of other position/duty	Election date	He was elected by the controlling shareholder	First term starting date

Other Committees		Chairman of the Committee	05/18/2023	Until MBD subsequent to the 2026 AGM	Chairman of the People Committee		05/18/2023	Yes	10/14/2022
Other Committees		Chairman of the Committee	05/18/2023	Until MBD subsequent to the 2026 AGM	Chairman of the Operations and Finance Committee		05/18/2023	Yes	07/31/2013
Other Committees		Chairman of the Committee	05/18/2023	Until MBD subsequent to the 2026 AGM	Chairman of the Governance Committee		05/18/2023	Yes	07/31/2013

239

7.5 - Family Relationships

(a) Company's Managers:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management.

(b) Company's Managers and Company’s direct or indirect subsidiaries’ managers:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management and the Company's direct and/or indirect subsidiaries’ managers.

(c) Company's Managers or of its direct or indirect subsidiaries and Company’s direct or indirect controlling shareholders:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management and the Company's direct or indirect controlling shareholders.

(d) Company's Managers and Company’s direct and indirect parent companies’ managers:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management and the Company's direct and indirect parent companies’ managers.

240

7.6 – Reporting, service provision or control relationships

(a) company, directly or indirectly, controlled by the Company, except those in which the Company, directly or indirectly, holds an interest equal to or greater than ninety-nine percent (99%) of the share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained between the members of the Company’s management and company, directly or indirectly, controlled by the Company, except those in which the Company, directly or indirectly, holds an interest equal to or greater than ninety-nine percent (99%) of the share capital, in the last three fiscal years.

(b) Company’s direct or indirect controlling shareholder:

Not applicable, since there are no relations of subordination between the Company’s direct or indirect controlling shareholder and the members of the Company’s management, company, directly or indirectly, controlled by the Company, in the last three fiscal years.

(c) if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons:

Not applicable, since there are no material relationships between any supplier, client, debtor or creditor and the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons, in the last three fiscal years.

241

7.7 – Managers’ agreements/insurance

The Company’s Bylaws have a provision in Article 46, transcribed below, regulating the defense procedures of the managers and employees serving terms for matters arising from the exercise of their functions.

“Article 46 - The Company will ensure that the members of the board of directors, the executive board of officers and the fiscal council or the members of any corporate bodies with technical functions destined to advise the managers are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, including through a permanent insurance agreement, in order to protect them from liability for acts arising from the exercise of their position or function, with the payment of court expenses, attorneys’ fees, indemnities and any other amounts resulting from said proceedings.

§1 - The guarantee provided for in the head provision of this article extends to employees who regularly act serving the terms of office granted by the Company or companies controlled by it.

§2 - If any of the persons mentioned in the head provision or in § 1 are convicted, by final and non-appealable court decision, due to negligence or intent, they must reimburse the Company for all costs and expenses with legal assistance, under the terms of the law.”

Said article was approved at the Company’s shareholders’ meeting held on March 1, 2013. In addition, the Bylaws of the former Companhia de Bebidas das Américas, merged with and into the Company, already contained a similar provision, as approved at the shareholders’ meeting held on April 28, 2010, with shareholders present representing 94.5520% of the voting share capital.

On the date of this Reference Form, the Company has an insurance policy with Zurich Minas Brasil Seguros S.A. applicable to its managers and managers of companies controlled by it, with a premium amount of approximately US$ 68 thousand and a maximum guaranteed limit of US$ 15 million, having coverage under usual market conditions.

Thereby, the Company will ensure that the managers, members of the Fiscal Council or certain employees are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, with the payment of attorneys’ fees, expenses, indemnities and any other amounts related to said proceedings, except in cases of negligence or intent of said persons. The policy does not include coverage of any fines or other civil and administrative penalties imposed on such persons, which are imposed by state or self-managed bodies that regulate and inspect the activities of the Company and its subsidiaries.

Additionally, Anheuser-Busch InBev SA/NV, the Company’s indirect controlling company, has an insurance policy with a pool of insurers that provides for the payment or reimbursement of expenses incurred by its managers and by the managers of companies controlled by it, directly or indirectly, resulting from repairing damage caused to third parties or to the Company, with a maximum guarantee limit calculated through comparisons with other companies with a similar risk profile, having coverage under usual market conditions.

242

7.8 - Other relevant information

Meetings of the Company held in the last three years and in the current fiscal year:

Type	Held on	Quorum to Open the Meeting (1)
Special and Annual General Meeting	04/30/2024	In AGM, Shareholders representing 89.65% of the Company’s voting share capital. In SGM, Shareholders representing 89.82% of the Company’s voting share capital.
Special and Annual General Meeting	04/28/2023	In AGM, Shareholders representing 92.05% of the Company’s voting share capital. In SGM, Shareholders representing 92.32% of the Company’s voting share capital.
Special and Annual General Meeting	04/29/2022	In AGM, Shareholders representing 91.18% of the Company’s voting share capital. In SGM, Shareholders representing 91.25% of the Company’s voting share capital.
Special and Annual General Meeting	04/29/2021	In AGM, Shareholders representing 90.27% of the Company’s voting share capital. In SGM, Shareholders representing 90.33% of the Company’s voting share capital.

(1) In the last three years, no meeting was installed on second call.

Additional clarification on corporate governance practices

Best Corporate Governance Practices According to the IBGC

The Code of Best Corporate Governance Practices, published by the Brazilian Institute of Corporate Governance – IBGC, with new edition of 2023, aims to make the Brazilian organizational and institutional environment more solid, fair, accountable and transparent, establishing recommendations for the creation of better corporate governance systems in organizations, aiming to optimize the organization’s value, facilitating its access to resources and contributing to its good performance and longevity.

The Company is committed to the best corporate governance practices, having adhered to practices recommended by the IBGC such as: prohibiting the use of insider information and the existence of a policy for disclosing relevant information; electing directors with experience in operational, financial and other matters, in addition to experience in participating in other boards of directors; maintaining a reporting channel for the presentation of complaints or resolution of ethical dilemmas; and statutory provision for the installation of a Fiscal Council.

In addition to the foregoing, there is no other material information regarding this item 7.

243

8.1 – Describe the compensation policy or practice for the board of directors, board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects

(a) Purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found

The compensation practice for the members of the Board of Directors, the statutory and non-statutory board of officers and the Fiscal Council is aimed at aligning Company’s purposes, shareholders’ interests, management’s productivity and efficiency, as well as maintaining the competitiveness of Company’s compensation package before the market, seeking to attract and retain the right people necessary to conduct the business. In this sense, the Company adopts a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained for the management of the Company, and the interests of the management are aligned with those of shareholders.

The Company has a "Compensation and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. Such policy establishes guidelines for determining compensation only for members of the Company’s statutory board of officers (“Board of Officers”) and may be found on the CVM website and at the following electronic address: https://ri.ambev.com.br, by clicking initially on the section “Corporate Governance”, then in “Policies, and Codes and Regulations”, select “Compensation Policy for the Board of Officers” and, finally, click on the link to access the document.

There is no policy formally approved for the compensation of the non-statutory board of officers, the Board of Directors and its advisory committees, nor the Fiscal Council.

(b) Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

(i) The bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

In addition to the CEO and the People and Management area of the Company, as described in subitem (ii) below, the People Committee and the Board of Directors participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company.

The People Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. In addition, the People Committee is responsible for decisions regarding the management of the Stock Option Plan (“Option Plan”) and the Share-Based Compensation Plan (“Stock Plan” and, together with the Option Plan, the “Plans”) that do not concern the members of the Board of Directors, the Board of Officers and the presidents of the business units of the Company, as well as by the definition of grants and concessions directed to employees in general.

On the other hand, the Board of Directors is responsible for deciding on the recommendations of the People Committee and determining the individual compensation of the members of the Management of the Company, subject to the annual global limit set by the Shareholders’ General Meeting, as well as determining the general criteria for compensation, granting options / shares within the scope of the Plans, and benefits (indirect benefits, profit sharing, among others) of the managers and presidents of the Company’s business units. For more information about the Plans, please refer to item 8.4 of the Reference Form.

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It should be noted that the members of the Board of Directors and of the People Committee abstain from voting on the definition of their individual compensation, in order to not participate in the decision-making process, avoiding any possible conflict of interests.

(ii) Criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors and the members of advisory committees of the Board of Directors who receive compensation, under the terms of this item 8, is defined based on market studies intended to guarantee the alignment of Company’s practices with the best available references and maintain the competitiveness of its compensation strategy. Said studies rely on a sample composed by large publicly held companies (i.e., companies that have net revenue exceeding R$10 billion reais per year) aiming to identify the practice of such companies in all different compensation components, considering the business model, risks and complexity of activities to be performed by the managers.

Additionally, the individual compensation of the members of the Board of Directors is updated annually based on the IPCA variation. All directors receive the same compensation, except that (i) the directors compensated by Anheuser-Busch InBev S.A./N.V. – ABI (“Controlling Shareholder” or “ABI”), including the alternate members, do not receive any additional fees from the Company; and (ii) a director compensated by the Company has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is also defined based on market studies, using as reference the average of the group of companies classified as “first-moving consumer goods” (i.e., regardless of the size of revenue and if publicly held companies). In addition, the Company relies on the Hay evaluation methodology to define the positions and salary range of Officers.

Without prejudice to the evaluation by the People Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are also analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if deemed necessary. Any recommendations need to be approved by the CEO before being presented for evaluation by the People Committee to subsequently be submitted for consideration by the Board of Directors.

(iii) How often and how does the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the People Committee evaluates the attraction and retention practice of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company, reporting the results of such evaluation to the Board of Directors. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. The Board of Directors annually analyzes the results of the evaluation made by the People Committee to decide on possible adjustments to adapt the compensation practice adopted by the Company.

In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options, phantom stocks or stock to be granted to such executive, are reviewed and validated by the Board of Directors annually.

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(c) Structure of the compensation, appointing:

(i) description of the compensation elements, including, in relation to each one of them: their purposes and alignment with the issuer’s short, medium and long-term interests; its proportion in the total compensation in the last three fiscal years; its methodology for calculation and restatement; and main performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues.

Pursuant to art. 152, of Law No. 6,404/1976, and article 15, §1, of Company’s Bylaws, the global amount of the Company’s compensation is fixed annually by the Shareholders’ General Meeting, the compensation being distributed among the bodies by the Board of Directors, as advised by the People Committee, in line with what is described in subitem (b) above.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation, in the form of compensation for management services rendered, which is in line with market average, as described in subitem (b)(ii) above; and includes direct and indirect benefits, such as medical and dental care, granted through Zerrenner Foundation (i.e., they do not consist in Company’s expenses and are not considered for the purposes of direct and indirect benefits of the latter); and (ii) a variable compensation, as described below, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments.

The members of the Board of Directors are not entitled to compensation for participation in committees.

Additionally, certain members of the Board of Directors, as a post-employment benefit, participate in a private pension fund offered by the Company, to which the Company also makes partial contributions, as described in item 8.14 of the Reference Form and which, in the event of dismissal, also represents a benefit motivated by the termination of office. The members of the Board of Directors are not entitled to other post-employment benefits.

b) Board of Officers

The Board of Officers have their compensation divided into fixed and variable components, i.e.: (i) the base salary (the fixed component) in line with market average, as described in subitem 8.1(b)(ii) above, plus the benefits indicated below, (ii) the variable compensation paid in the form of profit sharing / bonus, as described below, and Share Value Rights (in the case of executives identified as having high potential for the long term), and (iii) the long-term incentives consisting of share-based compensation.

The members of the Board of Officers are not entitled to compensation for participation in non-statutory committees.

Within the context of the share-based compensation, the members of the Board of Officers are offered options and/or shares granted within the scope of the Plans. The goal of this portion of the compensation, together with the variable compensation, is to stimulate the alignment of interests for long-term value generation.

The officers are entitled to the benefits equivalent to those provided for in the benefits policy of the Company, pursuant to item 10.3(b) of the Company’s Reference Form. Such benefits include medical, dental, educational, and social assistance to executive officers and their dependents, free of costs or at a reduced cost, afforded by the Zerrenner Foundation, as well as representation funds, which consist of cost allowance paid by the Company to employees, due to transfers between companies and cities, and education allowance.

Additionally, certain members of the Board of Officers, as a post-employment benefit, participate in a private pension fund offered by the Company, to which the Company also makes partial contributions, as described in item 8.14 of the Reference Form and which, in the event of dismissal, also represents a benefit motivated by the termination of office. The members of the Board of Officers are not entitled to other post-employment benefits.

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The People Committee and the Board of Directors participate in the decision-making process to define the individual compensation of Company’s officers, so that no officer decides on his/her own compensation. The People Committee is responsible for giving an opinion on the management’s proposals to be considered by the Board of Directors, which, in addition to deciding on the People Committee’s recommendations and determining the individual compensation of the members of the Company’s Board of Officers, defines the general criteria for granting options and shares to Company’s executives, with due regard for the global amount approved by the General Meeting for a given fiscal year. Additionally, officers’ annual targets are discussed and approved by the Board of Directors, which is also responsible for its final validation at the end of each year.

In addition, the People Committee assesses the retention practice of Company’s talents annually, which includes an analysis of the need to adapt the compensation practices adopted by the Company and reports the results of such evaluation to the Board of Directors. If the People Committee deems it necessary, it may propose adjustments to these practices to the Board of Directors. The Board of Directors annually analyzes the results of the evaluation made by the People Committee to decide on possible adjustments to adapt the compensation practice adopted by the Company.

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meetings. The compensation paid to each member should not be lower than ten percent of the compensation assigned to an Officer, considering the average amount received by the Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties. The members of the Fiscal Council are not entitled to receive direct or indirect benefits, post-employment benefits or benefits motivated by the termination of office, compensation for participation in committees or variable compensation. The fixed compensation attributed to Fiscal Council members is annually updated based on IPCA variation.

d) Committees

All members of the Governance Committee, the People Committee and Operations and Finance Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, exclusively receive annual fixed fees aligned with the market average, and annually updated based on the IPCA variation, and are not entitled to receive any benefits (direct or indirect benefits, post-employment benefits or benefits motivated by the termination of office), variable compensation or share-based compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties.

Purposes and alignment with short, medium and long-term interests

The compensation form for the Company’s management bodies described above seeks to encourage the Company’s managers to pursue the best profitability of the projects developed by it, in order to align the interests of the managers with those of the Company.

For the short term, the fixed compensation of the Company’s management is a compensation based on market research, as described in subitem (b)(ii) and (c)(i) above, but as the segment cycle in which the Company operates in is the segment of medium and long-term, the alignment of the compensation to the interests of the Company, considering the medium and long term, is verified by means of granting a substantial portion of compensation referred to those periods, i.e., of the variable compensation and the share-based compensation.

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The medium-term income is aligned with the compensation practice of the Company as to the payment of bonus/profit sharing, which compose the compensation of the Company’s Board of Officers and Board of Directors. In this case, the income of the Company and of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Plans require a commitment of funds over the long-term, by virtue of the connection between options’ vesting periods and/or the restriction on the sale of corresponding shares, conditioning the exercise and acquisition to the continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once, strictly speaking, the delivery of the Company’s shares is contingent upon the executive tenure with the Company during a vesting period of no less than three years, subject to the exceptions provided for in item 8.4 below.

Share Value Rights (as defined in item 8.4 below), occasionally granted to certain elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the price of the shares issued by the Company, to encourage the retaining of talent as well as the creation of value for the Company and the shareholders by encouraging appreciation of the shares in the long term.

As such, it is understood that the compensation practice of the Company is totally aligned with the monitoring of its performance, which, therefore, reaffirms the sharing of the risk and the potential profits between the management and the Company.

Proportion in total compensation for the past three fiscal years

The table below shows the expected proportion of each element in the total compensation structure for the past three fiscal years:

2023	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation(i)	43.08%	19.26%	100%	100%
Fees	43.08%	17.46%	100%	100%
Direct and indirect benefits	0.00%	1.80%	-	-
Variable Compensation	6.15%	18.26%	-	-
Share-based compensation, including stock options	50.77%	62.48%	-	-

2022	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation(i)	33.40%	23.24%	100%	100%
Fees	33.40%	20.27%	100%	100%
Direct and indirect benefits	0.00%	2.96%	0%	0%
Variable Compensation	18.10%	22.95%	0%	0%
Share-based compensation, including stock options	48.50%	53.81%	0%	0%

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2021	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation(i)	46.87%	23.34%	100.00%	100.00%
Fees	25.97%	20.78%	100.00%	100.00%
Direct and indirect benefits	20.90%	2.56%	-	-
Variable Compensation	19.57%	40.34%	-	-
Share-based compensation, including stock options	33.56%	36.31%	-	-

(i) The tables above do not take into account amounts referring to employer’s payroll charges, according to the guidance provided for in the Circular-Notice/Annual-2024-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas – SEP) following the decision of the CVM Collegiate Body in the Proceeding No. 19957.007457/2018-10.

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

As mentioned earlier, the compensation of the members of the Fiscal Council is 100% fixed on annual fees and they are reimbursed for their travels and lodging expenses required for the performance of their duties.

Also, as already mentioned, the members of the Board of Directors advisory Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees.

Methodology for calculation and restatement

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is reviewed periodically based on market studies carried out as described in sub-item (b)(ii) above and according to the terms of subitem (c)(ii) below, in addition to being periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific differentiation objectives in relation to the market.

The portions of the management’s fixed individual compensation may be readjusted annually according to the adopted indexes and negotiated in accordance with the relevant methods and agreements.

The variable compensation, in the form of bonus/profit sharing, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved. For calculating variable compensation in the form of Share Value Rights, please refer to item 8.4 below.

Regarding the share-based compensation, for determination of the amount of stock options to be granted under the Option Plan, please refer to items 8.4 and 8.12 below. For a description of the calculation methodology related to the Stock Plan, please refer to item 8.4 below.

Both for purpose of fixed compensation and for purpose of variable compensation and granting stock options / shares, the achievement of annual targets as well as other results delivered in the year, meritocracy criteria, seniority level and expertise of the executive may be taken into consideration.

Please refer to sub-item (d) below for further information.

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Key performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues

The key performance indicators for purposes of defining the variable compensation of the Board of Officers based on the achievement of goals either for the Company or its management are EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company according to their respective functions and competencies.

Additionally, given the importance that the Company gives to ESG key performance indicators, as already shown in item 1.9.(e) of the Company’s Reference Form, representing another important step towards the integration of the subject in the business strategy of the Company, directly impacting the variable compensation of its main executives. The performance indicators linked to ESG matters taken into account for the Board of Officers’ variable compensation are sustainability, ethics, reputation, among others.

The variable compensation (bonus/profit sharing) to which the members of the Board of Directors and the Board of Officers are entitled is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

(ii)       Reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results of the Company. On this regard, the Company secures a fixed compensation based on market research, as described in subitem (b)(ii) and (c)(i), however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting stock options and shares to the members of the Board of Directors and the Board of Officers encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s stock options or shares by its managers, with restrictions on sale or delivery, contingent upon continued tenure with the Company for a certain period of time. Also, within the context of the Stock Plan, additional shares may be granted to the beneficiary depending on the reinvestment level of the variable compensation that is chosen.

Finally, the Company has adopted, for certain members of the Board of Officers deemed strategic and with high performance potential, the granting of Share Value Rights (as defined in item 8.4 below), enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued tenure of executives with the Company for a long or very long term, with vesting periods of five to ten years, therefore encouraging the retaining of strategic talents and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that their members are duly rewarded to perform their duties.

(iii)       The existence of members who do not receive compensation and the reason for that

The alternate members and four sitting members of the Board of Directors do not receive compensation from the Company, as they are also part of the management of the Controlling Shareholder, which is responsible for the compensation payment of these members.

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(d) Existence of compensation borne by direct or indirect subsidiaries or controlling companies

The alternate members and four sitting members of the Board of Directors, which are also part of the management of the Controlling Shareholder, do not receive compensation from the Company. Such managers only receive the compensation paid by the Controller Shareholder due to the performance of their attributions as managers at the Controlling Shareholder.

(e) Existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event. The options/shares programs under the Plans do not have any provision regarding early vesting, acceleration of exercise or delivery of options / shares, as applicable, if any corporate event – including a transfer of control of the Company – occurs.

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8.2 – Regarding the compensation recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors, board of officers and fiscal council

Total compensation expected for the current Fiscal Year as of 12/31/2024 - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	13.00	6.00	32.00
No. of members receiving compensation	7.00	13.00	6.00	26.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	8,814,030.00	20,886,960.00	2,316,015.00	32,017,005.00
Direct and indirect benefits	0.00	1,630,561.00	0.00	1,630,561.00
Participation in Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	0.00	0.00	0.00	-
Variable Compensation	-	-	-	-
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	31,179,036.00	0.00	31,179,036.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-Employment	0.00	1,735,566.00	0.00	1,735,566.00
Termination of office	0.00	0.00	0.00	0.00
Share-based compensation, including stock options	13,198,509.00	106,537,510.00	0.00	119,736,019.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	22,012,539.00	161,969,633.00	2,316,015.00	186,298,187.00

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Total compensation for the Fiscal Year as of 12/31/2023 - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.67	13.50	6.00	32.17
No. of members receiving compensation	7.33	13.50	6.00	26.83
Annual Fixed Compensation				-
Salary/fees	8,083,563.00	19,943,955.00	2,128,919.00	30,156,437.00
Direct and indirect benefits	0.00	633,581.00	0.00	633,581.00
Participation in Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-	-
Variable Compensation				-
Bonus	0.00	0.00	0.00	0.00
Profit sharing	1,153,776.58	20,852,137.51	0.00	22,005,914.09
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-Employment	0.00	1,423,077.00	-	1,423,077.00
Termination of office	0.00	0.00	0.00	0.00
Share-based compensation, including stock options	9,526,887.00	71,355,824.00	0.00	80,882,711.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	18,764,226.58	114,208,574.51	2,128,919.00	135,101,720.09

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Total compensation for the Fiscal Year as of 12/31/2022 - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	7,630,060.00	19,329,127.00	1,996,508.00	28,955,695.00
Direct and indirect benefits	0.00	1,797,817.00	0.00	1,797,817.00
Participation in Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	0.00	0.00	0.00	0.00
Profit sharing	4,134,554.00	21,883,874.00	0.00	26,018,4280.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-Employment	0.00	1,027,315.00	0.00	1,027,315.00
Termination of office	0.00	0.00	0.00	0.00
Share-based compensation, including stock options	11,079,641.00	51,297,067.00	0.00	62,376,708.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	22,844,255.00	95,335,200.00	1,996,508.00	120,175,963.00

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Total compensation for the Fiscal Year as of 12/31/2021 - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	13.00	6.00	31.00
No. of members receiving compensation	8.50	13.00	6.00	27.50
Annual Fixed Compensation	-	-	-	-
Salary/fees	6,646,367.08	17,386,773.18	1,808,132.40	25,841,272.66
Direct and indirect benefits	0.00	1,365,299.11	0.00	1,365,299.11
Participation in Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	0.00	0.00	0.00	0.00
Profit sharing	5,009,391.76	33,753,260.99	0.00	38,762,652.75
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-Employment	0.00	779,406.75	0.00	779,406.75
Termination of office	5,347,790.19	0.00	0.00	5,347,790.19
Share-based compensation, including stock options	8,587,883.95	30,379,868.92	0.00	38,967,752.87
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	25,591,432.98	83,664,608.95	1,808,132.40	111,064,174.33

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8.3 – Regarding the variable compensation for the past three fiscal years and that expected for the current fiscal year of the Board of Directors, Board of Officers and Fiscal Council

Fiscal Year: 12/31/2024

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	13.00	13.00	6.00	32.00
No. of members receiving compensation	0.00	13.00	0.00	13.00
REGARDING THE BONUS
Minimum amount according to compensation plan	0.00	0.00	0.00	0.00
Maximum amount according to compensation plan	0.00	0.00	0.00	0.00
Amount provided for in compensation plan in case the targets are met	0.00	0.00	0.00	0.00
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	0.00	5,571,099.00	-	5,571,099.00
Maximum amount according to compensation plan	0.00	31,179,036.00	-	31,179,036.00
Amount provided for in compensation plan in case the targets are met	0.00	23,867,914.00	-	23,867,914.00

Fiscal Year: 12/31/2023

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	12.67	13.50	6.00	32.17
No. of members receiving compensation	1.00	13.00	0.00	14.00
REGARDING THE BONUS
Minimum amount according to compensation plan	0.00	0.00	0.00	0.00
Maximum amount according to compensation plan	0.00	0.00	0.00	0.00
Amount provided for in compensation plan in case the targets are met	0.00	0.00	0.00	0.00
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	348,840.00	6,620,706.00	0.00	6,969,546.00
Maximum amount according to compensation plan	1,751,040.00	34,230,348.00	0.00	35,981,388.00
Amount provided for in compensation plan in case the targets are met	1,409,040.00	26,742,460.00	0.00	28,151,500.00
Amount effectively recognized in the income statement for the fiscal year	1,153,776.58	20,852,137.51	0.00	22,005,914.09

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Fiscal Year: 12/31/2022

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	1.00	14.00	0.00	15.00
REGARDING THE BONUS
Minimum amount according to compensation plan	0.00	0.00	0.00	0.00
Maximum amount according to compensation plan	0.00	0.00	0.00	0.00
Amount provided for in compensation plan in case the targets are met	0.00	0.00	0.00	0.00
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	935,298.00	7,141,711.00	0.00	8,077,009.00
Maximum amount according to compensation plan	4,200,637.00	38,490,063.00	0.00	42,690,700.00
Amount provided for in compensation plan in case the targets are met	3,084,843.00	23,555,117.00	0.00	26,639,960.00
Amount effectively recognized in the income statement for the fiscal year	4,134,554.00	21,883,874.00	0.00	26,018,428.00

Fiscal Year: 12/31/2021

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	12.00	13.00	6.00	31.00
No. of members receiving compensation	1.00	13.00	0.00	14.00
REGARDING THE BONUS
Minimum amount according to compensation plan	0.00	0.00	0.00	0.00
Maximum amount according to compensation plan	0.00	0.00	0.00	0.00
Amount provided for in compensation plan in case the targets are met	0.00	0.00	0.00	0.00
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	205,070.00	1,536,645.00	0.00	1,741,715.00
Maximum amount according to compensation plan	4,687,313.00	35,380,305.00	0.00	40,067,618.00
Amount provided for in compensation plan in case the targets are met	2,458,328.00	18,420,926.00	0.00	20,879,254.00
Amount effectively recognized in the income statement for the fiscal year	5,009,392.00	33,753,261.00	0.00	38,762,653.00

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8.4 – Regarding the share-based compensation plan for the board of directors and the board of officers, in force in the past fiscal year and expected for the current fiscal year, describe

(a) General terms and conditions

Option Plan

The Company welcomed the Stock Option Plan as it succeeded Companhia de Bebidas das Américas – Ambev through a merger. The Option Plan provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Until 2019, under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) were eligible to receive stock options of the Company or American Depositary Receipts (“ADRs”) based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. As of 2020, however, Ambev ceased to grant its employees and senior management stock options recognized according to the accounting treatment determined by IFRS 2/CPC 10 – Share-Based Payment. Nevertheless, there are stock options granted in previous periods that are not yet exercisable, as well as stock options that are already exercisable but not yet expired, which remain valid within the term of the programs. Such options were issued according to the Option Plan and are subject to the accounting treatment provided for in IFRS 2/10 CPC 10. On the date hereof, approximately 538 people, including managers and employees, hold stock options for shares of the Company considering all the programs of the Option Plan together, among these, six members of the Board of Directors and ten members of the Board of Officers.

Additionally, as of 2020, within the scope of the Option Plan, some members of the Company’s Management and of its subsidiaries who receive profit sharing/cash bonus have the option - depending on their positions - of choosing to allocate part or all of the amounts received, in such capacity, upon purchase of the Company’s shares.

These shares are called “voluntary shares” and are granted within the scope of the Option Plan. As a rule, voluntary shares are entitled to dividends from the grant date and are subject to a transfer restriction period (lock-up) of three to five years and are granted at market value.

The members of the Management who invest in voluntary shares also receive one and a half times the corresponding number of shares for each voluntary share purchased, up to a total percentage limited to each employee’s variable compensation. The corresponding shares are delivered in the form of Restricted Shares (definition below), also called “matching shares”, which are also subject to a vesting period from three to five years. In addition to the Restricted Shares, they also receive an additional amount related to the applied discount of up to 20%. The discount is made in the form of “discounted shares”, which are also delivered as Restricted Shares and are also subject to a vesting of three to five years.

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Share Value Right (Phantom Stocks)

The Company also welcomed, for having succeeded Companhia de Bebidas das Américas – Ambev through a merger, the long-term incentive granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Value Rights”). Such incentive is beyond the scope of the Option Plan and the Stock Plan since it does not involve settlement by the granting of shares or share acquisition option. Within the scope of the Share Value Rights program, each beneficiary will receive two separate lots of Share Value Rights – (lot A and lot B), as the case may be, in which each Share Value Right will correspond to a share or ADR, as the case may be, subject to vesting periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or New York Stock Exchange (“NYSE”), respectively, at the trading session immediately before the end of such vesting periods. The Share Value Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Value Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares” or “Performance Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract. In 2022, the Board of Directors delegated to the People Committee the responsibility for monitoring and approving matters related to the Stock Plan with regard to employees in general, provided that approvals involving members of the management and/or presidents of Company’s business units remain under Board of Directors’ sole responsibility.

The delivery of the Restricted Shares is exempt from financial consideration.

(b) Date of approval and responsible body

The Option Plan was approved at the Company’s Extraordinary General Meeting held on July 30, 2013, as part of the succession, through the merger of Companhia de Bebidas das Américas – Ambev with and into the Company.

The Company also welcomed, as it succeeded Companhia de Bebidas das Américas – Ambev through a merger, the long-term incentive of Share Value Rights, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011.

The Stock Plan was approved at the Company’s Extraordinary General Meeting held on April 29, 2016, and amended by the Extraordinary General Meeting held on April 24, 2020.

(c) Maximum number of shares covered

The Stock Plan sets that the global amount of shares to be granted to employees and managers of the Company is up to three percent (3.0%) of shares representing the Company’s capital stock as determined on April 24, 2020.

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(d) Maximum number of options to be granted

The Option Plan does not provide the maximum number of options potentially covered by the plan, being the responsibility of the Board of Directors to establish the maximum number of options per program, upon the approval of each program.

(e) Conditions to acquire shares

In the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1 and 2024.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant, the exercise price of the options must be paid on demand on the grant date (or within five business days), although a substantial part of the shares acquired, after the exercise, will be subject to a lock-up period of three to ten years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. The exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Value Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11 and 2024.1, within the scope of the Stock Plan, the granting of shares was made free of charges and such shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals, except in the programs of Performance Shares, which establish that, in addition to the conditions described above, the Performance Shares will only be delivered to participants after the end of the vesting period if the performance test criteria are met on the observation date to be defined in the respective program.

(f) Criteria to set the acquisition or exercise price

In relation to the Options Plan, there is no acquisition price for the options, which are granted free of charge. The price of the exercise of the shares arising from the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1 and 2024.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date.

The Share Value Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the vesting period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Value Right shall correspond to the right related to one share or ADR, as applicable.

Within the scope of the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11 and 2024.1, and within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, provided that the reference price of each restricted share will correspond to the quotation of the Company’s shares traded at B3 on the trading session immediately before the grant date, under the terms of the Stock Plan and of the relevant program.

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(g) Criteria to set the term for acquisition or exercise

Within the scope of the Option Plan, according to the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1, 2023.1 and 2024.1, the participants received the grant of single lots that may be exercised, in total or in part, within 45 days from the granting date, all subject to a minimum lock-up period of three to five years, as the case may be. The criteria used in the establishment of said terms considers the short, medium and long-term goals of this incentive form.

With regard to the Share Value Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11 and 2024.1, the delivery of Restricted Shares will be made after the lock-up period of three to five years, as the case may be.

(h) Form of settlement

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid in full, on demand upon the exercise of the options within a period of up to five business days as of their exercise date, depending on the program.

The Share Value Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, the Restricted Shares shall be delivered by the Company to the respective participant, free of charge, within 30 days counted as from the expiry of the respective vesting period, provided that the terms and conditions established in the respective programs are observed. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

(i) Restrictions to the transfer of shares

In the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1 and 2024.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, three or five years counted as from the date of granting the options.

Share Value Rights incentive by the Company does not involve the delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “g” above.

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Within the scope of the Stock Plan, according to the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11 and 2024.1, after the expiry of the vesting period of three or five years, the delivered shares will be free and clear, and may be transferred at any time.

(j) Criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options and restricted shares will be subject to the rules established by the Board of Directors on this matter.

(k) Effects of withdrawal of a manager from the bodies of the issuer on the rights provided under share-based compensation plan

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

We described below the main rules applicable to these cases, in relation to the programs in force.

Programs (Option Plan)

- Programs 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5:

For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

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- Programs 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete calendar months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period established in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1, 2023.1 and 2024.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares, or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Value Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Value Rights will be canceled and terminated by operation of law.

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In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Value Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting period: - the Share Value Rights shall be canceled and terminated by operation of law; and (b) severance between five and ten years of grant date anniversary: - the Share Value Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods established in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Programs (Stock Plan)

- Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11 and 2024.1

As a general rule, the aforementioned programs establish that, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive the respective Restricted Shares or Performance Shares (as applicable) that are not free for delivery to the participant, except in the cases (or in some of the cases) set forth in items (a) to (d) below (“Exceptions”).

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It should be noted that the transfer restrictions on the shares, provided for in the programs, will remain in force if any Exceptions are applied, except in the case set forth in item “d.1” below.

a) Severance Without Cause

(a.1) Resignation or Termination of Term of Office without Cause – Board of Directors

Rule applicable to the programs intended to the Company’s Board of Directors, subject to the Conditions for Exceptions (defined below).

Pursuant to a decision approved by the unpaid members of the Company’s Board of Directors at a meeting held on April 25, 2023, in case of non-reelection or termination without cause of the term of office of a member of the Company’s Board of Directors (who is a participant in one or more of the programs mentioned above) during the vesting period, such participant will receive the Restricted Shares that are not free for delivery at the time of the severance.

(a.2) Involuntary Dismissal Without Cause – Board of Officers

Rule provided for in the Programs 2019.1, 2019.3, 2020.1, 2021.2, 2022.1, 2022.2, 2022.3, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.8, 2023.9, 2023.10, 2023.11 and 2024.1.

If the severance occurs due to involuntary dismissal without cause after 24 months after the grant date, and provided that the Conditions for Exceptions are observed, the participant will receive the Restricted Shares or Performance Shares, as applicable, on a pro-rata basis (description below).

Specifically in the Program 2019.6, in case of severance due to involuntary dismissal without cause, with respect to the Restricted Shares that are not free for delivery, the participant will receive the shares on a pro-rata basis in the following events, provided that the Conditions for Exceptions are observed:

(1) if (a) the severance occurs before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), or

(2) if the severance occurs after 24 months after the date of grant of the shares.

(b) Severance after 70 years combined (i.e., sum of age plus length of service at the Company on the severance date)

Rule provided for in all programs, except in the Programs 2019.6, 2020.5, 2022.10, 2023.4, 2023.10 and 2023.11.

With respect to the Restricted Shares or Performance Shares, as applicable, that are not yet free for delivery, in case of severance after 70 years combined, the participant will receive the shares on a pro-rata basis in the following events, provided that the Conditions for Exceptions are observed:

(b.1) if the severance occurs before 24 months after granting and the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible); or

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(b.2) if the severance occurs after 24 months after the grant date.

(c) Severance after reaching 80 years combined (i.e., sum of age plus length of service at the Company on the severance date)

Rule provided for in all programs, except in the Programs 2019.6, 2020.5, 2022.10, 2023.4, 2023.10 and 2023.11.

Provided that the Conditions for Exceptions are observed, in case of severance after 80 years combined, the participant will receive the Restricted Shares or the Performance Shares, as applicable, that are not yet free for delivery.

(d) Death and Permanent Disability

Rule provided for in all programs.

(d.1) In case of death of the participant, his/ her heir / successor will immediately receive the Restricted Shares or Performance Shares, as applicable, that are not yet free for delivery pursuant to the programs, and all shares will be free and clear for sale at any time.

(d.2) Provided that the Conditions for Exceptions are observed, the participant severed in case of permanent disability will receive the Restricted Shares or the Performance Shares, as applicable.

- Conditions - Exceptions

The Exceptions will only apply if the following conditions are met (“Conditions for Exceptions”):

(i)       if the termination of the participant’s employment agreement or term of office at the Company was without cause (provided that, specifically for the Exception set forth in item “a.2” above, the participant will only be entitled to pro-rata in case of involuntary severance and without cause).

(ii)       specifically in the cases established in item “a.1”, only the participants members of the Board of Directors as from April 25, 2023 onwards will be eligible.

(iii)       if the participant signs and complies with the non-compete agreement entered with the Company, under the terms established by the Board of Directors (except in the event set forth in item “d.1” above).

(iv)       specifically in relation to the programs involving Performance Shares, if the performance criteria established in the respective programs are met.

- Pro-Rata Calculation

Once the Conditions for Exceptions are met and the terms set forth in each program are observed, the Restricted Shares or Performance Shares, as applicable, to be delivered to the participants on a pro-rata basis, will be equivalent to the result of the Restricted Shares / Performance Shares held by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office, for the period between the grant date and the respective termination of the relationship with the Company (which will always be less than 36 or 60 months), divided by 36 or 60, depending on the program.

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8.5 – Regarding the share-based compensation in the form of stock options recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors and the board of officers

Fiscal Year: 12/31/2024

	Board of Directors	Board of Officers
No. of Members	13.00	13.00
No. of members receiving compensation	4.00	8.00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS
(a) Options outstanding in the beginning of fiscal year	18.05	18.07
(b) Options lost and expired during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	0.00	0.00
Potential dilution in case of exercise of all outstanding options	0.0066%	0.0140%

Fiscal Year: 12/31/2023

	Board of Directors	Board of Officers
No. of Members	12.67	13.50
No. of members receiving compensation	5.00	8.00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding in the beginning of fiscal year	18.06	17.96
(b) Options lost and expired during the fiscal year	17.56	17.18
(c) Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0.02670%	0.03920%

Fiscal Year: 12/31/2022

	Board of Directors	Board of Officers
No. of Members	12.00	14.00
No. of members receiving compensation	7.00	10.00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding in the beginning of fiscal year	17.80	18.01
(b) Options lost and expired during the fiscal year	17.20	17.48
(c) Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0.01790%	0.03020%

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Fiscal Year: 12/31/2021

	Board of Directors	Board of Officers
No. of Members	12.00	13.00
No. of members receiving compensation	7.00	11.00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding in the beginning of fiscal year	17.26	17.75
(b) Options lost and expired during the fiscal year	8.15	11.97
(c) Options exercised during the fiscal year	11.97	11.97
Potential dilution in case of exercise of all outstanding options	0.03290%	0.05120%

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8.6 - Regarding each grant of stock options carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers

The Company did not offer new grants of stock options that have been recognized in the results of the last 3 fiscal years pursuant to CPC 10 – Share-Based Payment and does not foresee grants under these terms for the current fiscal year.

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8.7 - Regarding the outstanding options of the Board of Directors and the Board of Officers at the end of the past fiscal year

12/31/2023 Part I	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Total number of members	12.67	13.50	13.50	12.67	13.50	13.50	12.67
No. of members receiving compensation	4	6	3	3	8	2	2
Grant Date	12/01/2014	12/01/2014	12/22/2014	12/01/2015	12/01/2015	12/22/2015	12/01/2016
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-
Date on which they may be exercised	12/01/2019	12/01/2019	12/22/2019	12/01/2020	12/01/2020	12/22/2020	12/01/2021
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	794,486	331,360	376,537	463,915	322,123	211,136	468,212
Maximum term for exercise	12/01/2024	12/01/2024	12/22/2024	12/01/2025	12/01/2025	12/22/2025	12/01/2026
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	16.85	16.85	16.85	18.64	18.64	18	17.15
Fair value of options on the last day of the fiscal year	0.63	0.63	0.90	0.91	0.91	1.07	1.95
Fair value of the total of options on the last day of the fiscal year	501,928	209,342	339,854	423,634	294,153	226,238	913,573

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12/31/2023 Part II	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers

Total number of members	14.00	14.00	12.00	14.00	14.00	12.00	14.00
No. of members receiving compensation	9	3	4	10	2	4	10
Grant Date	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/22/2016	12/01/2017	12/01/2017
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-
Date on which they may be exercised	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/22/2021	12/01/2022	12/01/2022
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	392,740	369,488	554,550	774,200	146,113	498,976	1,151,238
Maximum term for exercise	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/22/2026	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	18.64	18.00	17.15	17.15	16.34	20.56	20.56
Fair value of options on the last day of the fiscal year	1.67	1.85	2.45	2.45	2.70	2.03	2.03
Fair value of the total of options on the last day of the fiscal year	657,154	683,304	1,358,160	1,896,109	394,972	1,011,671	2,334,128

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12/31/2023 Part III - Final	Board of Officers	Board of Directors	Board of Officers
Total number of members	13.50	12.67	13.50
No. of members receiving compensation	1	4	8
Grant Date	02/21/2019	12/02/2019	12/02/2019
Options not qualified for exercise
Number of Options	347,315	1,032,919	1,853,426
Date on which they may be exercised	02/21/2024	12/02/2024	12/02/2024
Maximum term for exercise	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A
Weighted average exercise price	18.15	18.05	18.05
Fair value of options on the last day of the fiscal year	2.58	2.92	2.92
Options qualified for exercise
Number of Options	-	-	-
Maximum term for exercise	-	-	-
Lock-up Period	-	-	-
Weighted average exercise price	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-
Fair value of the total of options on the last day of the fiscal year	895,454	3,017,160	5,413,863

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

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8.8 - Regarding the options exercised relating to the share-based compensation of the board of directors and the board of officers, in the past three fiscal years

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2023

	Board of Directors	Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	0.00	0.00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0.00	R$ 0.00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0.00	R$ 0.00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0.00	R$ 0.00

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	0.00	0.00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0.00	R$ 0.00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0.00	R$ 0.00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0.00	R$ 0.00

273

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	3.00	9.00
Number of shares (A)	532,405	226,715
Weighted average exercise price (B)	R$ 11.97	R$ 11.97
Weighted average market price of the shares relating to the options exercised (C)	R$ 19.37	R$ 16.98
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 3,938,732	R$ 1,135,063

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8.9 - Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in income of the past three fiscal years and that expected for the current fiscal year, of the board of directors and the board of officers

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Forecast for the current fiscal year (2024)

	Board of Directors	Board of Officers
Total number of members	13.00	13.00
Number of members receiving compensation	7.00	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0158%	0.1090%

The dilution estimate presented above considers the shareholding position of the Company on 12/31/2023 as a basis.

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2023

	Board of Directors	Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	7.00	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0170%	0.1182%

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Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	7.00	14.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0177%	0.1119%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	7.00	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0096%	0.0583%

276

8.10 - Regarding each grant of shares carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Grants of shares expected for the current fiscal year (2024)

	Board of Directors	Board of Officers
Total number of members	13.00	13.00
Number of members receiving compensation	7.00	13.00
Estimated grant date	03/01/2024 12/15/2024	03/01/2024 12/15/2024
Estimated number of shares granted (A)	245,825	7,550,317
Estimated maximum period for delivery of shares	03/01/2027 12/15/2029	03/01/2027 12/15/2027
Estimated restriction period for the transfer of shares	03/01/2027	03/01/2027
	12/15/2029	12/15/2027
Fair value of shares on the grant date (B)	13.73	13.73
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	3,375,172	103,665,856

The information above is based on the best estimate of the Company’s Management considering the fiscal year ended in 2023. In addition, the shares fair value considers the market value of the Company’s shares in 12/31/2023.

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Grants of shares for the fiscal year ended 12/31/2023

	Board of Directors	Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	7.00	13.00
Grant date	03/06/2023 12/01/2023	03/06/2023 12/01/2023 12/18/2023
Number of shares granted (A)	565,259	6,323,228
Maximum period for delivery of shares	03/06/2026 12/01/2026 12/01/2028	03/06/2026 12/01/2026 12/18/2026 12/01/2028 12/18/2028
Restriction period for the transfer of shares	03/06/2026 12/01/2026 12/01/2028	03/06/2026 12/01/2026 12/18/2026 12/01/2028 12/18/2028
Fair value of shares on the grant date (B)	13.34	14.35
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	7,540,543	90,737,404

278

Grants of shares for the fiscal year ended 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	7.00	14.00
Grant date	03/01/2022 12/01/2022	03/01/2022 12/01/2022 02/14/2022
Number of shares granted (A)	1,276,530	8,578,825
Maximum period for delivery of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Restriction period for the transfer of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Fair value of shares on the grant date (B)	15.52	15.70
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	19,818,124	134,725,521

279

Grants of shares for the fiscal year ended 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	7.00	12.00
Grant date	12/01/2021	12/01/2021 12/13/2021
Number of shares granted (A)	369,980	1,313,013
Maximum period for delivery of shares	12/01/2026	12/01/2024 12/13/2024 12/01/2026 12/13/2026
Restriction period for the transfer of shares	12/01/2026	12/01/2024 12/13/2024 12/01/2026 12/13/2026
Fair value of shares on the grant date (B)	16.06	16.02
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	5,941,879	21,040,568

280

8.11 - Regarding the shares delivered relating to the share-based compensation of the Board of Directors and the Board of Officers, in the past three fiscal years

Fiscal Year: 12/31/2023

	Board of Directors	Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	2.00	11.00
Number of shares (A)	699,536	2,420,667
Weighted average acquisition price (B)	18.16	16.74
Weighted average market price of the shares acquired (C)	14.21	14.08
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	2,759,993.00	6,430,538.00

Fiscal Year: 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	0.00	2.00
Number of shares (A)	0	11.872
Weighted average acquisition price (B)	0.00	17.21
Weighted average market price of the shares acquired (C)	0.00	15.26
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	0.00	23,150.40

281

Fiscal Year: 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	3.00	9.00
Number of shares (A)	209,855	300,915
Weighted average acquisition price (B)	18.25	18.25
Weighted average market price of the shares acquired (C)	15.13	15.13
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	654,747.60	938,854.80

282

8.12 - Summary description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as the explanation of the method of pricing the value of shares and options, appointing

(a)       Pricing Model

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that the price of a share in the future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps of the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, starting from the expiration of the vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Value Rights, at the end of the vesting period of each lot, the number of Share Value Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Value Rights shall correspond to one share or ADR, as applicable. There is no exercise price for the Share Value Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the expiration of the vesting periods, the amount equivalent to the market price of Company’s shares traded on B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the three or five-year grace period and provided that the participant maintains the employment and/or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 8.4.

(b) Data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options granted until 2019 must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is the exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”).

283

Exercise Price

- Programs from 2010 to 2019

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company does not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, for the delivery of the shares to be carried out, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2019, which was last fiscal year in which the Company granted stock options of shares considering the CPC-10 – Share-Based Payment and aligned with the methodology described in this item:

284

OPTION PRICING MODEL

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5.0%
Risk-free interest rate	7.8%

Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate. The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

(c) Method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, the Option Plan underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

(d) How the expected volatility is determined

As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in item “c” above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

(e) Has any other characteristic of the option been incorporated to the determination of its fair value

Other characteristics were not incorporated in the measurement of the fair value of the options.

285

8.13 - Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, board of officers or fiscal council, grouped by body

Instruments issued by Ambev – 12/31/2023
Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	11,523,872	2,675,190	4,206,780	18,405,842
Board of Officers	3,692,578	18,617,707	6,171,726	28,482,011
Fiscal Council	-	-	-	-
Total	15,216,450	21,292,897	10,378,506	46,887,853

Instruments Issued by ABI – 12/31/2023
Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	697,880	5,004,104	10,553,161	16,255,145
Board of Officers	16,279	787,299	3,961,845	4,765,423
Fiscal Council	-	-	-	-
Total	714,159	5,791,403	14,515,006	21,020,568

286

8.14 - Regarding the pension plans in force granted to the members of the board of directors and board of officers, provide the following information

Retirement Benefits	Board of Directors	Board of Officers
No. of members	12.67	13.50
No. of members receiving compensation	5.67	9.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	1	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 27,307,394	R$ 11,223,013
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 2,101,433	R$ 1,423,077
Is there a possibility of early redemption and what are the conditions?	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

287

8.15 - Indicate in the tables below, regarding the board of directors, the board of officers and the fiscal council, for the past three fiscal years, the following

Annual amounts

	Board of Officers			Board of Directors			Fiscal Council
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	31/12/2022	31/12/2021
No. of members	13.50	14.00	13.00	12.67	12.00	12.00	6.00	6.00	6.00
No. of members receiving compensation	13.50	14.00	13.00	7.33	8.00	8.50	6.00	6.00	6.00
Amount of the highest individual compensation(Reais)	30,929,473.00	25,226,847.00	23,046,749.40	12,998,750.00	14,155,409.00	12,250,056.24	473,093.00	443,668.00	401,807.20
Amount of the lowest individual compensation (Reais)	4,491,204.00	3,489,535.00	2,539,606.70	864,098.00	679,357.00	501,488.00	236,547.00	221,834.00	200,903.60
Average amount of the individual compensation (Reais) – total compensation of the body divided by the number of members receiving compensation	8,459,894.00	6,809,657.00	6,435,739.15	2,558,758.00	2,855,532.00	3,010,756.82	354,820.00	332,751.00	301,355.40

288

Notes:

Board of Officers
12/31/2023

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13.50 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2022

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (14.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2021

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2023

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (7.33 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2022

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2021

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8.50 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

289

Fiscal Council
12/31/2023	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2022	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2021	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

8.16 - Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement, indicating the financial consequences for the issuer

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 7.7 of the Reference Form, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S.A., for the period from November 18, 2023 to November 18, 2024, with premium value of approximately US$ 64 thousand, for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 7.7 of the Reference Form.

290

8.17 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer’s income referring to members of the board of directors, board of officers or fiscal council who are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules dealing with this matter

Forecast for December 31, 2024
Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	-	22,012,539	0%
Fiscal Council	-	-	2,316,015	0%
Board of Officers	-	-	161,969,633	0%
Total	6.00	-	186,298,187	0%
December 31, 2023
Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	-	18,764,227	0%
Fiscal Council	-	-	2,128,919	0%
Board of Officers	-	-	114,208,575	0%
Total	6.00	-	135,101,720	0%
December 31, 2022
Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	4.00	-	22,844,255	0%
Fiscal Council	-	-	1,996,508	0%
Board of Officers	-	-	95,335,200	0%
Total	4.00	-	120,175,963	0%
December 31, 2021
Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	601,785.60	25,591,433.97	2%
Fiscal Council	-	-	1,808,132.40	0%
Board of Officers	-	-	83,664,608.96	0%
Total	5.00	601,785.60	111,064,174.33	1%

291

8.18 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income as compensation for members of the board of directors, board of officers or fiscal council, grouped by body, for any reason other than their position in the company, such as, for example, commissions and consulting or advisory services provided

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

292

8.19 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and companies controlled by the issuer as compensation of members of the issuer’s board of directors, board of officers or fiscal council, grouped by body, specifying the title to which such amounts were attributed to such individuals

The alternate members and four effective members of the Board of Directors of the Company, which are also Controlling Shareholder’s managers, are directly compensated by the Controlling Shareholder specifically for the performance of their attributions as managers of the Controlling Shareholder, as below:

Forecast for the current fiscal year (2024)

	Board of Directors (i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	490,562,255	64,841,882	-	555,404,138
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

* The information above is based on the best estimate of ABI considering the data of the fiscal year ended in 12/31/2023.

Fiscal Year ended December 31, 2023

	Board of Directors (i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	449,713,650	59,728,766	-	509,442,416
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

293

Fiscal Year ended December 31, 2022

	Board of Directors (i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	260,507,502	46,625,719	-	307,133,221
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2021

	Board of Directors (i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	102,292,210.51	15,863,775.58	-	118,155,986.10
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

294

8.20 – Provide other information that the issuer deems relevant

Clawback Policy

On October 19, 2023, the Company adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the Board of Officers). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, received, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g., variable compensation related to the performance (bonus) and to the Restricted Shares). The policy provides that in the event the Company is required to prepare an accounting restatement of the financial statements due to the material noncompliance with any financial reporting requirements under the applicable securities laws, it will recover, from the respective Executive Officers (on a pre-tax basis), any incentive-based compensation received by such executives on or after October 2, 2023, and during the three fiscal years preceding the date the restatement was required, that exceeds the amount of incentive-based compensation that otherwise would have been received had such compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation will apply regardless of whether any misconduct occurred and without regard to whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for such restatement.

The Clawback Policy can be found at the CVM website and at the Investor Relations website of the Company (https://ri.ambev.com.br).

In addition to the foregoing, there is no other relevant information regarding this item 8.

295

9.1 / 9.2 – Indemnification and compensation

SOX

Auditor’s CVM Code	002879
Corporate name	Auditor Type	Taxpayer ID (CPF/CNPJ)
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES	Legal	61.562.112/0001-20
Service retention date	Start date of the services provision
08/07/2018	01/01/2019
Description of the services provided
The retained services comprise independent audit or accounting review of the Company's individual and consolidated financial statements for the fiscal year ended on December 31, 2023, prepared in accordance with the accounting practices adopted in Brazil (BR GAAP) and the International Financial Reporting Standards (IFRS®), and the Company's individual and consolidated interim financial information for the periods of March 31, June 30 and September 30, 2023.
Inform the total amount of compensation of the independent auditors in the last fiscal year, segregating per services
The total compensation of PricewaterhouseCoopers Auditores Independentes Ltda. for services provided to the Company in the last fiscal year was R$ 18,140,000.00, of which (i) R$ 17,909,000.00 refer to audit services for the 2023 financial statements, including the quarterly reviews, and audit of the controlled entities, and (ii) R$ 231,000.00 refer to pre-agreed procedures provided to one of the subsidiaries.
Justification for the replacement
Not applicable, since there was no replacement.
Any reasons submitted by the auditor in the event of disagreement with issuer’s justification
Not applicable.

Auditor’s CVM Code	011274
Corporate name	Auditor Type	Taxpayer ID (CPF/CNPJ)
Grant Thornton Auditores Independentes Ltda.	Legal	10.830.108/0001-65
Service retention date	Start date of the services provision
01/29/2024	01/01/2024
Description of the services provided
The retained services comprise independent audit or accounting review of the Company's individual and consolidated financial statements for the fiscal year ending on December 31, 2024, prepared in accordance with the accounting practices adopted in Brazil (BR GAAP) and the International Financial Reporting Standards (IFRS®), and the Company's individual and consolidated interim financial information for the periods of March 31, June 30 and September 30, 2024.

296

Inform the total amount of compensation of the independent auditors in the last fiscal year, segregating per services
Not applicable. Considering that Grant Thornton Auditores Independentes Ltda. was retained in 2024, there was no payment of compensation in the last fiscal year.
Justification for the replacement
Grant Thornton Auditores Independentes Ltda. replaced PricewaterhouseCoopers Auditores Independentes Ltda. from the 2024 fiscal year, in compliance with the provisions of article 31 of CVM Resolution No. 23/21, which determines the turnover of independent auditors every five years.
Any reasons submitted by the auditor in the event of disagreement with issuer’s justification
Not applicable.

297

9.3. Independence and auditors’ conflicts of interests

On the date of this Reference Form, Labatt, a subsidiary of the Company, had hired the Company’s auditors to provide other services in addition to the audit described in items 9.1/9.2 of this Reference Form. In this regard, Ambev has a Policy on Hiring Services Related or Not Related to Auditing, approved by the Board of Directors, which aims to regulate the process of hiring, by the Company and/or its subsidiaries, services provided by external auditors, whether such services are related or not to the audit, as described in item 7.2 (b) of this Reference Form. According to the terms of said Policy, the Company and its subsidiaries are forbidden to hire external auditors, as well as external auditors of affiliates, to provide services other than auditing that may compromise the independence of the external auditors, in order to avoid the existence of a conflict of interest, loss of independence or objectivity of its/their independent auditors.

The Policy also provides for services that are considered “pre-approved” by the Board of Directors and for the purposes of the Sarbanes-Oxley Act, SEC rules and other applicable U.S. rules, and the hiring of any services provided by external auditors shall be preceded by the Fiscal Council’s favorable opinion and may further depend on the approval of the Board of Directors and the nature of the services in question.

The Policy on Hiring Services Related or Not Related to Auditing can be found in the following electronic address: ri.ambev.com.br, in the fields “Corporate Governance”, “Policies, Codes and Internal Regulations” and “Auditor Hiring Policy”.

298

9.4 –Other relevant information

For any renewal of contract/scope related to the services provided by the independent auditors, an internal analysis is made to assess the nature of the work and possible impacts that may affect the audit work, including observing the Contracting Policy for Related and Non-Related Services to the Company’s Audit. Likewise, the auditors themselves are required to assess matters of independence, conflict of interest and objectivity, among other factors that can make the acceptance of the work to be rendered unfeasible, in accordance with the applicable rules. Moreover, the Company informs that there is no other compensation to be paid to the independent auditors retained in addition to the compensation for the services described in item 9.1/9.2 of this Reference Form.

Furthermore, it is informed that PricewaterhouseCoopers Auditores Independentes Ltda. will continue to provide independent audit services to the Company, regarding compliance with U.S. legislation and regulations, considering its obligations before the U.S. Securities and Exchange Commission – SEC.

In addition to the foregoing, there is no other relevant information regarding this item 9.

299

10.1A - Human resources description

Number of employees by self-reporting gender

	Female	Male	Non-binary	Others	Prefer not to answer
Leadership	1,892	2,626	6	0	2,024
Non-Leadership	2,484	8,988	3	18	6,982
TOTAL =	4,376	11,614	9	18	9,006

Number of employees by self-reporting color or race

	Yellow	White	Black	Brown	Indigenous	Others	Prefer not to answer
Leadership	91	3,389	344	859	5	10	1,850
Non-Leadership	116	4,694	2,002	4,854	5	33	6,771
TOTAL =	207	8,083	2,346	5,713	10	43	8,621

Number of employees by position and age group

	Under 30-yo	From 30 to 50-yo	Over 50-yo
Leadership	2,184	4,085	279
Non-Leadership	5,444	11,450	1,581
TOTAL =	7,628	15,535	1,860

Number of employees by position and geographic location

	North	Northeast	Midwest	Southeast	South	Abroad
Leadership	106	683	232	4,629	898	0
Non-Leadership	717	3,805	1,005	10,464	2,484	0
TOTAL =	823	4,488	1,237	15,093	3,382	0

300

Number of employees by geographic location and self-reporting gender

	Female	Male	Non-binary	Others	Prefer not to answer
North	138	348	0	1	336
Northeast	581	2,075	0	4	1,828
Midwest	190	534	0	1	512
Southeast	2,850	7,015	5	10	5,213
South	617	1,642	4	2	1,117
Abroad	0	0	0	0	0
TOTAL =	4,376	11,614	9	18	9,006

Number of employees by geographic location and self-reporting color or race

	Yellow	White	Black	Brown	Indigenous	Others	Prefer not to answer
North	10	104	54	318	1	1	335
Northeast	22	724	551	1,396	0	10	1,785
Midwest	13	256	125	332	0	5	506
Southeast	134	5,357	1,394	3,189	6	23	4,990
South	28	1,642	222	478	3	4	1,005
Abroad	0	0	0	0	0	0	0
TOTAL =	207	8,083	2,346	5,713	10	43	8,621

Number of employees by geographic location and age group

	Under 30-yo	From 30 to 50-yo	Over 50-yo
North	262	477	84
Northeast	1,326	2,806	356
Midwest	406	726	105
Southeast	4,571	9,398	1,124
South	1,063	2,128	191
Abroad	0	0	0
TOTAL =	7,628	15,535	1,860

301

10.1 - Human resources description

(b) Number of outsourced employees (total and by groups, based on the activity performed and the geographic location):

On December 31, 2023, the Company had the following number of outsourced employees by group of activities performed in the Company and by geographic location:

12/31/2023	Activity Performed
Location	Management	Sales and Distribution	Production(1)	Total
Midwest Region	16	1,036	338	1,390
Northeast Region	38	3,910	977	4,925
North Region	11	1,033	226	1,270
Southeast Region	492	11,541	2,948	14,981
South Region	31	3,059	567	3,657
Total	588	20,579	5,056	26,223

(1) Third parties do not operate equipment.

(c) Turnover

The Company’s average turnover rates (voluntary and involuntary terminations) for the year 2023 was 8.45%.

302

10.2 – Relevant changes

Not applicable, since there have been no relevant changes in relation to the numbers disclosed in item 10.1 of this Reference Form.

303

10.3 –Employee compensation policies and practices

(a) Salary and Variable Compensation Policy

The main purpose of the Company's compensation policy is to establish a compensation system that helps develop a high-performance culture. In this respect, the policy is to provide employees with fixed compensation in line with the market plus variable compensation based on their individual performance and the Company's performance, while ensuring alignment with shareholders' interests by encouraging employees to have an "owner’s” attitude.

Variable bonuses based on employees' performance are calculated annually reflecting the extent to which targets set by the Company, department, or business unit, even considering sustainability aspects for part of the team, or individual targets set by the Board of Directors, have been reached.

Bonus payments are subject to a three-level system under which the Company must initially reach efficiency targets set by the Board of Directors. Next each business unit must reach its own targets. Finally, employees must reach their individual targets.

For employees involved in operations, the Company has a collective award depending on production sites and distribution centers showing extraordinary performance. Bonus payments for distribution centers and production sites are based on classifications of different production sites and distribution centers.

(b) Benefits Policy

In addition to salary, Company employees receive additional benefits. Some of these benefits are mandatory as required by Brazilian law, some are governed by collective agreements and others are awarded voluntarily by the Company.

The benefit package for the Company's employees in Brazil is provided directly by the Company such as the representation funds (verbas de representação), which consist of cost assistance paid by the Company to employees, due to transfers between companies and cities and education assistance, and indirectly by Fundação Zerrenner, which provides medical, dental, educational and social assistance to active and retired company employees and their beneficiaries and covered dependents, free of charge or at reduced cost. The Company may voluntarily contribute up to 10% of its consolidated net income as determined by Law No. 6404/76 and its Bylaws, to assist Fundação Zerrenner.

The Company provides health plans and benefits in accordance with local regulations for employees located at its operation sites outside Brazil.

(c) Characteristics of share-based compensation plan for non-management employees, identifying:

On July 30, 2013, the Company approved at its Extraordinary General Meeting its Option Plan, pursuant to which the high-level employees and managers of the Company or of companies directly or indirectly controlled by it are eligible to receive stock options or ADRs issued by the Company.

Moreover, on April 29, 2016, the Company approved at its Annual and Extraordinary General Meeting its Stock Plan, which was updated by the Extraordinary General Meeting of April 24, 2020, according to which certain employees and members of the Company’s or its direct or indirect subsidiaries’ management are eligible to receive shares from the Company, including in the form of ADRs.

For more information on the Company’s Option Plan and Stock Plan, see item 8.4 hereof.

(i) Groups of beneficiaries:

Senior employees and managers of the Company and its directly or indirectly held subsidiaries.

304

(ii) Conditions for exercise:

Stock Option Plan

1) vesting period from five to ten years as of option granting date; 2) payment of exercise price within five business days of vesting; and, in some cases, 3) permanence in the Company for a period from two to ten years (depending on the program).

Share-Based Compensation Plan

1) vesting period from three, five to ten years as of option granting date; and 2) permanence in the Company for a period from two to ten years (depending on the program).

(iii) Exercise price:

Stock Option Plan

Program 2014.2 = R$16.85

Program 2014.3 = R$15.95

Program 2015.2 = R$18.64

Program 2015.3 = R$18.00

Program 2016.2 = R$17.15

Program 2016.3 = R$16.34

Program 2017.1 = R$16.89

Program 2017.1 = R$16.89

Program 2017.2 = R$17.21

Program 2017.4 = R$20.56

Program 2018.1 = R$22.40

Program 2018.3 = R$22.34

Program 2018.4 = R$16.92

Program 2019.1 = R$18.15

Program 2019.5 = R$18.05

Share-Based Compensation Plan

Under the Share Plan, the grants were performed on a cash free basis.

(iv) Exercise term:

Stock Option Plan

Program 2014.2 = from December 1, 2019 to December 01, 2024

Program 2014.3 = from December 22, 2019 to December 22, 2024

Program 2015.2 = from December 1, 2020 to December 01, 2025

305

Program 2015.3 = from December 22, 2020 to December 22, 2025

Program 2016.2 = from December 1, 2021 to December 1, 2026

Program 2016.3 = from December 22, 2021 to December 22, 2026

Program 2017.1 = from December 15, 2019 to December 15, 2026

Program 2017.1 = from February 10, 2022 to February 10, 2027

Program 2017.2 = from March 30, 2017 to March 30, 2022

Program 2017.4 = from December 1, 2022 to December 1, 2027

Program 2018.1 = from February 22, 2023 to February 22, 2028

Program 2018.3 = from March 29, 2023 to March 29, 2028

Program 2018.4 = from December 3, 2023 to December 3, 2028

Program 2019.1 = from February 21, 2024 to February 21, 2029

Program 2019.5 = from December 2, 2024 to December 2, 2029

Share-Based Compensation Plan

The delivery of the Restricted Shares shall occur after the expiration of the respective vesting periods, which will occur on the following dates:

Program 2016.4 = December 22, 2021 (half) and December 22, 2026 (half)

Program 2019.1 = March 6, 2024

Program 2019.2 = March 6, 2024

Program 2019.3 = July 29, 2024

Program 2019.6 = December 9, 2024

Program 2019.7 = December 9, 2024

Program 2020.1 = March 2, 2025

Program 2020.2 = March 2, 2025

Program 2020.3 = December 2, 2023 (half) and December 2, 2025 (half)

Program 2020.3.B = December 2, 2025

Program 2020.4 = December 2, 2023

Program 2020.5 = December 15, 2025

Program 2020.6 = December 15, 2025

Program 2020.7 = December 15, 2025

Program 2020.8 = December 15, 2023 (half) and December 15, 2025 (half)

Program 2021.1 = March 2, 2026

Program 2021.2 = March 2, 2024 (half) and March 2, 2026 (half)

306

Program 2021.3 = March 2, 2026

Program 2021.4 = March 2, 2024 (half) and March 2, 2026 (half)

Program 2021.5 = March 2, 2024

Program 2021.7 = December 2, 2024 (half) and December 2, 2026 (half)

Program 2021.8 = December 2, 2024

Program 2021.9 = December 2, 2026

Program 2021.10 = March 2, 2027

Program 2021.11 = December 14, 2026

Program 2021.12 = December 14, 2024 (half) and December 14, 2026 (half)

Program 2022.1 = March 2, 2025 (half) and March 2, 2027 (half)

Program 2022.2 = December 2, 2025

Program 2022.3 = December 2, 2025 (PSU)

Program 2022.4 = December 2, 2027

Program 2022.5 = December 2, 2025

Program 2022.6 = December 2, 2025

Program 2022.7 = December 2, 2025

Program 2022.8 = December 15, 2025

Program 2022.9 = December 15, 2025 (PSU)

Program 2022.10 = December 15, 2025

Program 2023.1 = March 6, 2026

Program 2023.2 = December 1, 2026

Program 2023.3 = December 1, 2026 (PSU)

Program 2023.4 = December 1, 2028

Program 2023.5 = December 1, 2026

Program 2023.6 = December 1, 2026

Program 2023.7 = December 1, 2026

Program 2023.8 = December 18, 2026

Program 2023.9 = December 18, 2026 (PSU)

Program 2023.10 = December 18, 2028

Program 2023.11 = December 18, 2028 (PSU)

(v) Quantity of shares committed by the plan:

307

Stock Option Plan

Program 2014.2 = 13,198,976 options

Program 2014.3 = 3,616,478 options

Program 2015.2 = 8,065,142 options

Program 2015.3 = 4,200,798 options

Program 2016.2 = 11,756,260 options

Program 2016.3 = 2,922,258 options

Program 2017.1 = 222,005 options

Program 2017.1 = 454,902 options

Program 2017.2 = 2,494,980 options

Program 2017.4 = 11,961,319 options

Program 2018.1 = 550,481 options

Program 2018.3 = 2,147,234 options

Program 2018.4 = 12,418,879 options

Program 2019.1 = 1,076,676 options

Program 2019.5 = 22,712,798 options

Share-Based Compensation Plan

Program 2016.4 = 1,936,566 Restricted Shares

Program 2019.1 = 1,703,356 Restricted Shares

Program 2019.2 = 1,795,840 Restricted Shares

Program 2019.3 = 3,330,248 Restricted Shares

Program 2019.6 = 1,245,563 Restricted Shares

Program 2019.7 = 3,193,161 Restricted Shares

Program 2020.1 = 282,781 Restricted Shares

Program 2020.2 = 928,200 Restricted Shares

Program 2020.3 = 9,156,788 Restricted Shares

Program 2020.3.B = 398,114 Restricted Shares

Program 2020.4 = 912,373 Restricted Shares

Program 2020.5 = 2,775,439 Restricted Shares

Program 2020.6 = 3,885,607 Restricted Shares

Program 2020.7 = 1,110,168 Restricted Shares

Program 2020.8 = 163,261 Restricted Shares

308

Program 2021.1 = 156,993 Restricted Shares

Program 2021.2 = 394,137 Restricted Shares

Program 2021.3 = 1,136,016 Restricted Shares

Program 2021.4 = 100,850 Restricted Shares

Program 2021.5 = 5,438 Restricted Shares

Program 2021.7 = 11,592,630 Restricted Shares

Program 2021.8 = 2,165,703 Restricted Shares

Program 2021.9 = 369,980 Restricted Shares

Program 2021.10 = 1,176,646 Restricted Shares

Program 2021.11 = 1,547,348 Restricted Shares

Program 2021.12 = 422,008 Restricted Shares

Program 2022.1 = 18,304,346 Restricted Shares

Program 2022.2 = 17,213,212 Restricted Shares

Program 2022.3 = 971,252 Restricted Shares (PSU)

Program 2022.4 = 576,205 Restricted Shares

Program 2022.5 = 1,956,270 Restricted Shares

Program 2022.6 = 1,291,125 Restricted Shares

Program 2022.7 = 561,824 Restricted Shares

Program 2022.8 = 746,549 Restricted Shares

Program 2022.9 = 245,459 Restricted Shares (PSU)

Program 2022.10 = 867,898 Restricted Shares

Program 2023.1 = 6,812,727 Restricted Shares

Program 2023.2 = 15,164,002 Restricted Shares

Program 2023.3 = 706,291 Restricted Shares (PSU)

Program 2023.4 = 224,133 Restricted Shares

Program 2023.5 = 1,069,653 Restricted Shares

Program 2023.6 = 492,894 Restricted Shares

Program 2023.7 = 294,989 Restricted Shares

Program 2023.8 = 1,343,482 Restricted Shares

Program 2023.9 = 397,531 Restricted Shares (PSU)

Program 2023.10 = 796,541 Restricted Shares

Program 2023.11 = 398,269 Restricted Shares (PSU)

309

(d)       Ratio between (i) the highest individual compensation (considering the compensation structure with all the items described in item 8.2.d) recognized in the issuer’s last fiscal year income, including the statutory manager compensation, if applicable; and (ii) the average of the individual compensation of the issuer’s employees in Brazil, disregarding the highest individual compensation, as recognized in its last fiscal year income.

The ratio between the highest individual compensation and the average of the individual compensation of the Company’s employees in Brazil was 398 to 1, in 2023. We determined the highest individual compensation and the average of the employees’ individual compensation considering, in the compensation structure, all the items described in item 8.2(d) of this Reference Form. However, the Company emphasizes that said ratio may not adequately reflect the Company’s ratio, as it does not include (i) the compensation paid in other countries where the Company operates (e.g., Canada, Argentina and Chile), (ii) other direct and indirect benefits made available to employees, such as health plans, food vouchers etc., and (iii) differences in compensation structures among the various functions in the Company, which may involve stock-based compensation, recognition of expenses arising from medium/long-term compensation etc.

310

10.4 –Relations between issuer and unions

All the Company's employees in Brazil are represented by labor unions but less than 1% are active members. The number of union members in the administrative and distribution sectors is not significant. Salary negotiations are conducted annually between the workers' unions and the Company. Collective bargaining agreements are negotiated separately for each unit or distribution center for one or two-year durations, and the Company normally signs new agreements on the date of the expiration of existing ones or before that.

The Company negotiates with unions in accordance with local legislation for employees located at its operations in countries other than Brazil.

On the date of this Reference Form, the Company maintains relation with 62 unions representing our employees.

In the last 3 fiscal years, the Company has not registered any stoppage or strike in its establishments.

311

10.5 - Other relevant information

As a way to better understand our context and ensure an increasingly inclusive work environment, we carry out an annual internal census on diversity, mental health, inclusion, and respect. The census includes diversity indicators, such as ethnicity, sexual orientation, gender, religion, and physical disability, that helps to identify possible gaps and develop action plans to address them. The Company’s census is released in April and the questionnaire is open until December 31 of the same year. The evolution of the representativeness indicators is monitored by the Diversity and Inclusion area and discussed in the external diversity and inclusion committee. In 2023, the census ended with 86% of employees joining as respondents and, out of this total, we had the following result:

- Gender: women representativeness of 25.0%.

- Racial: 47.9% of respondents reporting to be black or brown.

- LGBTQIAP+: 11.6% of respondents reporting to be LGBTQIAP+.

In 2020, the Company established a public commitment to racial equity and assumed the goals for its promotion. Regarding such commitment, we have an exclusive page to measure all the actions taken and publicly account for compliance. For more details, visit: https://www.ambev.com.br/sobre/equidade-racial/.

Internally, several commitments were made:

(i)	The Company’s goal, by 2025, is to have 50% of women mapped with short-term promotion potential.
(j)	The Company also joined Mover (Racial Equity Action) in Brazil, a coalition formed by 45 companies committed to fostering the increase of black leaders and generating more opportunities through the promotion of training actions, in addition to the fact that the Company managed to double the annual goal for the promotion and hiring of black leaders in 2021.

One of the goals agreed upon by the Company is to promote diversity and inclusion in partners’ ecosystem. For this purpose, it has been adopting the following practices:

(i)	In 2023, we established the goal of increasing by 20% what was spent on suppliers led by black people in 2022 (R$124 million), a commitment that was exceeded by 3.7 percentage points reaching a total of R$153 million.
(ii)	In 2021, we launched the AfroOn platform, a partnership between the startup Afroimpacto and Ambev’s corporate university, Ambev On, focused on training Afro-entrepreneurs.

The Representa, an internship program dedicated exclusively to black people, in turn, complements our traditional internship program. In this program, the students have some benefits such as an extra salary in the first month of internship, mentorship, psychological support and financial and legal guidance. The initiative, which has hired more than [450] black candidates since 2019, with 80 only in the year 2023, received the seal of Human Rights and Diversity from the City of São Paulo, in the Racial Equity category.

Also dedicated to the female audience, we launched Mulher.Ada, which selected 20 professionals for management positions in the technology and innovation areas. The idea is for the program to be regular and for each edition to be dedicated to specific profiles, such as programmers and developers, or for clippings, such as black women and LGBTQIA+.

In addition to the foregoing, there is no other material information regarding this item 10.

312

11.1 – Transactions with related parties

The Company has a “Policy on Transactions with Related Parties” (“Related Parties Policy”) in compliance with the recommendations of the Brazilian Code of Corporate Governance and its provisions were consolidated and approved by the Company’s Board of Directors. The Related Parties Policy establishes the rules and procedures to be complied with by the Company and its subsidiaries, and all their relevant employees, managers and controlling shareholder(s) or persons with significant influence, in transactions involving related parties and situations involving conflict of interests, in order to ensure that the Company’s decisions are taken in the best interest of the Company and its shareholders, further ensuring transparency to the shareholders, investors and to the market in general and equal treatment with third parties, pursuant to the best corporate governance practices.

The definition of “related party”, for the purposes of the Related Parties Policy, is in conformity with the terms of the Technical Pronouncement CPC No. 05 (R1), of the Brazilian Accounting Pronouncements Committee, approved by the Brazilian Securities and Exchange Commission through the CVM Resolution No. 94/22, provided that “related party transaction” is the transfer of funds, services, or obligations between related parties, regardless of price being charged in consideration thereof.

The Related Parties Policy provides for, among other rules, that (i) transactions between related parties must be (a) entered into on an arm’s length basis and in accordance with the provisions of the Related Parties Policy, the Company’s Bylaws and applicable law, (b) perfected in writing, specifying its main characteristics and conditions, and (c) disclosed, if required by applicable rules, through the financial statements, in this Reference Form, the disclosure of a material fact or notice to the market (when the transaction is characterized as such) and by other means set forth by the applicable law: (ii) the Company (or its subsidiaries), on the one hand, and the Company’s controlling shareholders and its managers (members of the Board of Directors and Executive Board) on the other, are prohibited to make loans; and (iii) forms of compensation of advisors, consultants or intermediaries that generate conflicts of interests with the Company, its subsidiaries, its administrators or shareholders are prohibited.

Pursuant to the Related Parties Policy, and according to the provisions of the Company’s By-laws and applicable legislation, transactions with related parties that require prior approval from the Board of Directors shall be previously submitted to the analysis of the Company’s Governance Committee. It should be noted that, pursuant to Article 21, item (m), of the Company’s By-laws, the Board of Directors shall approve any business or agreements between the Company and/or any of its controlled subsidiaries (except wholly owned subsidiaries), managers and/or shareholders (including direct or indirect partners of Company’s shareholders).

In turn, the Company’s Governance Committee shall, pursuant to its internal regulations, (i) analyze, follow-up and express its opinion on transactions with related parties submitted to its analysis, recommending or not its approval to the Board of Directors; (ii) analyze, follow-up and express its opinion on issues involving situations of potential conflict of interest between the Company (or its subsidiaries), on the one side, and its administrators and controllers, on the other side; and (iii) recommend, as deemed necessary therefore, the adoption of policies applicable to transactions between related parties. Company management shall, whenever possible, submit for due appreciation by the committee market alternatives to the transaction in question, taking into account the risk factors involved. In the exercise of its duties, the committee may also request the hiring of legal, accounting and financial advisors and request independent evaluation reports, prepared without the participation of any party involved in the transaction with related party (whether it is a bank, lawyer, specialized consulting company, etc.), as it deems necessary to base the transaction under consideration. In such cases, such committee, which has two external members (i.e., who does not make part of the Company’s Board of Directors), shall review and express its opinion on the operation in question.

313

In accordance with the provisions of Article 156 of Law No. 6,404/76, Article 19, third paragraph of the Company’s By-laws, and of the Governance Committee’s internal regulations, the members of such committee and/or Company’s Board of Directors are prohibited from having access to information, voting or intervening in any operation in which they have conflicting interests with those of the Company.

Law No. 6,404/76 also prohibits directors and officers from: (i) performing any act free of charge with the use of the Company’s assets, to the detriment of the Company; (ii) receiving, as a result of their position, any type of direct or indirect personal advantage from third parties, without authorization contained in the respective Bylaws or granted through a shareholders’ meeting; and (iii) intervening in any social operation in which they have an interest that conflicts with that of the Company, or in the resolutions that the other directors take in this regard.

In addition, the transactions with related parties that do not require prior approval by the Board of Directors, under the terms of the Company’s By-laws and applicable legislation, shall be approved in accordance with the Company’s internal rules in force at the time of its performance (DAG – Delegation of Authority Guide).

Finally, any transaction with a related party, the amount of which corresponds to more than fifty percent (50%) of the total amount of the Company’s assets, shall be submitted for approval by the Company’s shareholders at a General Meeting, as included in the Company’s last balance sheet approved at a General Shareholders’ Meeting, pursuant to art. 122, item X, of Law No. 6,404/76, with wording given by Law No. 14,195/21.

Company’s Related Parties Policy can be found at the following site: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Regulations”, “Policy on Transactions with Related Parties”.

314

11.2 – Transactions with related parties

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
3551_NGN: NIGERIA	12/31/2023	45,000.00	45,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	1,034,585.95	1,034,585.95	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	People Project
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	2,217,023.60	2,217,023.60	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	30,436.28	30,436.28	-	Indefinite	N/A

315

Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Travel
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	424,612.91	424,612.91	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Germany	12/31/2023	-2,832,305.71	-2,832,305.71	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Germany	12/31/2023	-3,891,309.88	-3,891,309.88	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties

316

Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Germany	12/31/2023	29,000.00	29,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Packaging Warehouses
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	3,338,865.46	3,338,865.46	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Software License
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	-6,280,733.03	-6,280,733.03	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	-4,509,971.00	-4,509,971.00	-	Indefinite	N/A

317

Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	114,000.00	114,000.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	FIFA Fee
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	-33,000.00	-33,000.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	-19,000.00	-19,000.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-

318

Nature and reason for transaction	Sale of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	-14,065,919.60	-14,065,919.60	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	69,729,386.66	69,729,386.66	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	28,738.07	28,738.07	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Travel
Contractual position of issuer	Creditor
Specify

319

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	69,291,055.00	69,291,055.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	92,480.84	92,480.84	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev	12/31/2023	81,621.72	81,621.72	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev International	12/31/2023	9,000.00	9,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-

320

Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev International	12/31/2023	108,000.00	108,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB InBev Nederland NV	12/31/2023	22,000.00	22,000.00	-	Indefinite	N/A
Relationship with issuer	Shareholder
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Package	12/31/2023	-110,225,000.00	-110,225,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify

321

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	-308,000.00	-308,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	-107,000.00	-107,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	424,550.92	424,550.92	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	257,548.28	257,548.28	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-

322

Nature and reason for transaction	People Project
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	211,125.78	211,125.78	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	1,031,782.75	1,031,782.75	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-1,132,000.00	-1,132,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify

323

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-1,192,000.00	-1,192,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-25,000.00	-25,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-39,000.00	-39,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	6,398,000.00	6,398,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-

324

Nature and reason for transaction	Provision of Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	1,000.00	1,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	10,557,037.25	10,557,037.25	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	210,510.12	210,510.12	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify

325

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-15,330,500.00	-15,330,500.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-2,584,570.72	-2,584,570.72	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-72,425,810.30	-72,425,810.30	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-22,048,000.00	-22,048,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-

326

Nature and reason for transaction	Sale of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-97,182,000.00	-97,182,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	12,651,983.68	12,651,983.68	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Credit Note
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	18,661.96	18,661.96	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Creditor
Specify

327

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	367,500.00	367,500.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	People Project
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	306,995.82	306,995.82	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	3,292,957.67	3,292,957.67	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	1,306,732.83	1,306,732.83	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-

328

Nature and reason for transaction	Royalties
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	7,274,201.46	7,274,201.46	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Advertisement
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	1,847,000.00	1,847,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ambev Peru	12/31/2023	323,420.94	323,420.94	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify	-

329

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ambev Peru	12/31/2023	1,098,113.14	1,098,113.14	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-64,000.00	-64,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-570,000.00	-570,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-28,784,000.00	-28,784,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-

330

Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-746,000.00	-746,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	340,104.53	340,104.53	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	10,030,798.65	10,030,798.65	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify

331

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
BOGOTA BEER COMPANY COP	12/31/2023	-29,000.00	-29,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Branbrew	12/31/2023	8,000.00	8,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
BUD BREWING COMPANY APAC LIMITED	12/31/2023	15,000.00	15,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-81,417,000.00	-81,417,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-

332

Nature and reason for transaction	Dividends Payable
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	9,164.28	9,164.28	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-29,000.00	-29,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-854,036,294.56	-854,036,294.56	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-192,032,981.52	-192,032,981.52	-	Indefinite	N/A
Relationship with issuer	Affiliate

333

Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-205,580,378.31	-205,580,378.31	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-164,304,956.06	-164,304,956.06	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Debtor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-466,586.00	-466,586.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Others
Contractual position of issuer	Debtor
Specify

334

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	1,042,362.23	1,042,362.23	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	3,258,700.29	3,258,700.29	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	6,434,772.88	6,434,772.88	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	454,387.43	454,387.43	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor

335

Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecerías Peruanas	12/31/2023	-601,000.00	-601,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecerías Peruanas	12/31/2023	-7,318,000.00	-7,318,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecerías Peruanas	12/31/2023	42,000.00	42,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
China	12/31/2023	170,000.00	170,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services

336

Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
CUB Australia	12/31/2023	-21,000.00	-21,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ecuador	12/31/2023	63,324.92	63,324.92	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ecuador	12/31/2023	6,997.62	6,997.62	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ecuador	12/31/2023	-320,104.95	-320,104.95	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-

337

Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	-19,598,000.00	-19,598,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	137,632.87	137,632.87	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	1,567,000.00	1,567,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	1,804,460.90	1,804,460.90	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-

338

Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	-654,000.00	-654,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	95,000.00	95,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	3,136,998.00	3,136,998.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	778,002.00	778,002.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others

339

Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	48,000.00	48,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	1,975.16	1,975.16	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	1,996,000.00	1,996,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	5,458,773.09	5,458,773.09	-	Indefinite	N/A
Relationship with issuer	Affiliate

340

Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	-528,124.79	-528,124.79	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	-4,746,000.00	-4,746,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	-3,453,828.70	-3,453,828.70	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	363,715.00	363,715.00	-	Indefinite	N/A

341

Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	104,940.00	104,940.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	People Project
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	593,570.67	593,570.67	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	326,229.28	326,229.28	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify

342

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	19,023,000.00	19,023,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Packaging Warehouses
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
INBEV FRANCE	12/31/2023	-259,000.00	-259,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	-558,000.00	-558,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Provision of Services
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	433,686.54	433,686.54	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Expatriates
Contractual position of issuer	Creditor

343

Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	129,894.37	129,894.37	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	887,000.00	887,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Advertisement
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Oriental Brewery	12/31/2023	16,000.00	16,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Oriental Brewery	12/31/2023	-4,000.00	-4,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of Products

344

Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Panamá Holding	12/31/2023	1,031,000.00	1,031,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Dividends Receivable
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Panamá Holding	12/31/2023	3,960,000.00	3,960,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others: Loans and interests
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Loans Receivable
Contractual position of issuer	Creditor
Specify

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
WEISSBEERGER	12/31/2023	65,000.00	65,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Natural da Terra e Outro	12/31/2023	2,671,657.93	2,671,657.93	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of Products
Warranty and insurance	-

345

Termination or extinction	-
Nature and reason for transaction	Sale of Products
Contractual position of issuer	Creditor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Natural da Terra e Outro	12/31/2023	-63,965.24	-63,965.24	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of Products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of Products
Contractual position of issuer	Debtor
Specify
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Interbrew International B.V.	01/28/2014	-313,100,122.55	-199,914,000.00	-	2023	3.03
Relationship with issuer	Controlling Shareholder
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Obligation arising from the acquisition of control of Cerbuco Brewing Inc. in 2014.
Contractual position of issuer	Debtor
Specify

11.2 – Items ‘n.’ and ‘o.’

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
3551_NGN: NIGERIA	12/31/2023	45,000.00	45,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	1,034,585.95	1,034,585.95	-	Indefinite	N/A

346

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	2,217,023.60	2,217,023.60	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	30,436.28	30,436.28	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Africa	12/31/2023	424,612.91	424,612.91	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Germany	12/31/2023	-2,832,305.71	-2,832,305.71	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

347

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Germany	12/31/2023	-3,891,309.88	-3,891,309.88	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Germany	12/31/2023	29,000.00	29,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	3,338,865.46	3,338,865.46	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	-6,280,733.03	-6,280,733.03	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	-4,509,971.00	-4,509,971.00	-	Indefinite	N/A

348

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	114,000.00	114,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	-33,000.00	-33,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	-19,000.00	-19,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	-14,065,919.60	-14,065,919.60	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

349

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	69,729,386.66	69,729,386.66	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	28,738.07	28,738.07	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	69,291,055.00	69,291,055.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	92,480.84	92,480.84	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev	12/31/2023	81,621.72	81,621.72	-	Indefinite	N/A

350

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev International	12/31/2023	9,000.00	9,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev International	12/31/2023	108,000.00	108,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Inbev Nederland NV	12/31/2023	22,000.00	22,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Package	12/31/2023	-110,225,000.00	-110,225,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

351

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	-308,000.00	-308,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	-107,000.00	-107,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	424,550.92	424,550.92	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	257,548.28	257,548.28	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	211,125.78	211,125.78	-	Indefinite	N/A

352

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Procurement	12/31/2023	1,031,782.75	1,031,782.75	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-1,132,000.00	-1,132,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-1,192,000.00	-1,192,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-25,000.00	-25,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

353

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	-39,000.00	-39,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	6,398,000.00	6,398,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	1,000.00	1,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	10,557,037.25	10,557,037.25	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Services	12/31/2023	210,510.12	210,510.12	-	Indefinite	N/A

354

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-15,330,500.00	-15,330,500.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-2,584,570.72	-2,584,570.72	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-72,425,810.30	-72,425,810.30	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-22,048,000.00	-22,048,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

355

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	-97,182,000.00	-97,182,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	12,651,983.68	12,651,983.68	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	18,661.96	18,661.96	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	367,500.00	367,500.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	306,995.82	306,995.82	-	Indefinite	N/A

356

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	3,292,957.67	3,292,957.67	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	1,306,732.83	1,306,732.83	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	7,274,201.46	7,274,201.46	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB USA	12/31/2023	1,847,000.00	1,847,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

357

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ambev Peru	12/31/2023	323,420.94	323,420.94	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ambev Peru	12/31/2023	1,098,113.14	1,098,113.14	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-64,000.00	-64,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-570,000.00	-570,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-28,784,000.00	-28,784,000.00	-	Indefinite	N/A

358

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	-746,000.00	-746,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	340,104.53	340,104.53	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria	12/31/2023	10,030,798.65	10,030,798.65	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
BOGOTA BEER COMPANY COP	12/31/2023	-29,000.00	-29,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

359

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Branbrew	12/31/2023	8,000.00	8,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
BUD BREWING COMPANY APAC LIMITED	12/31/2023	15,000.00	15,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-81,417,000.00	-81,417,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	9,164.28	9,164.28	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-29,000.00	-29,000.00	-	Indefinite	N/A

360

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-854,036,294.56	-854,036,294.56	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-192,032,981.52	-192,032,981.52	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-205,580,378.31	-205,580,378.31	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-164,304,956.06	-164,304,956.06	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

361

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	-466,586.00	-466,586.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	1,042,362.23	1,042,362.23	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	3,258,700.29	3,258,700.29	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	6,434,772.88	6,434,772.88	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo	12/31/2023	454,387.43	454,387.43	-	Indefinite	N/A

362

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecerías Peruanas	12/31/2023	-601,000.00	-601,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecerías Peruanas	12/31/2023	-7,318,000.00	-7,318,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecerías Peruanas	12/31/2023	42,000.00	42,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
China	12/31/2023	170,000.00	170,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

363

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
CUB Australia	12/31/2023	-21,000.00	-21,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ecuador	12/31/2023	63,324.92	63,324.92	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ecuador	12/31/2023	6,997.62	6,997.62	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Ecuador	12/31/2023	-320,104.95	-320,104.95	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	-19,598,000.00	-19,598,000.00	-	Indefinite	N/A

364

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	137,632.87	137,632.87	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	1,567,000.00	1,567,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
El Salvador	12/31/2023	1,804,460.90	1,804,460.90	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	-654,000.00	-654,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

365

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	95,000.00	95,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	3,136,998.00	3,136,998.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC India	12/31/2023	778,002.00	778,002.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	48,000.00	48,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	1,975.16	1,975.16	-	Indefinite	N/A

366

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	1,996,000.00	1,996,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Honduras	12/31/2023	5,458,773.09	5,458,773.09	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	-528,124.79	-528,124.79	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	-4,746,000.00	-4,746,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

367

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	-3,453,828.70	-3,453,828.70	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	363,715.00	363,715.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	104,940.00	104,940.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	593,570.67	593,570.67	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	326,229.28	326,229.28	-	Indefinite	N/A

368

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev	12/31/2023	19,023,000.00	19,023,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
INBEV FRANCE	12/31/2023	-259,000.00	-259,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	-558,000.00	-558,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	433,686.54	433,686.54	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

369

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	129,894.37	129,894.37	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd	12/31/2023	887,000.00	887,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Oriental Brewery	12/31/2023	16,000.00	16,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Oriental Brewery	12/31/2023	-4,000.00	-4,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Panamá Holding	12/31/2023	1,031,000.00	1,031,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

370

Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Panamá Holding	12/31/2023	3,960,000.00	3,960,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
WEISSBEERGER	12/31/2023	65,000.00	65,000.00	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Natural da Terra e Outro	12/31/2023	2,671,657.93	2,671,657.93	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Natural da Terra e Outro	12/31/2023	-63,965.24	-63,965.24	-	Indefinite	N/A
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into on arm’s length, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

371

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Interbrew International B.V.	01/28/2014	-313,100,122.55	-199,914,000.00	-	2023	3.03
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the arm’s length nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the arm’s length prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

372

11.3 - Other relevant information

Fundação Zerrenner is one of Ambev’s shareholders, with 10.2% of its total capital stock. Fundação Zerrenner is also a legally independent entity whose main objective is to provide Ambev's active and certain inactive employees in Brazil with medical and dental assistance, technical and higher education and facilities for assistance and assistance to the elderly, through direct initiatives or financial assistance agreements with other entities. On December 31, 2023 and December 31, 2022, actuarial liabilities related to the benefits provided directly by the Zerrenner Foundation were fully covered by the assets of the Zerrenner Foundation held for that purpose, which exceeds in a significant amount the value of the actuarial liabilities at such dates.

The Company recognizes the assets (prepaid expenses) of this plan in the extension of the amount of the economic benefit available to the Company, from reimbursements or reductions of future contributions.

The expenses incurred by the Zerrenner Foundation with third parties, in Brazil, to provide the aforementioned benefits to the Company's employees amounted to R$ 322,892,000.00 as of December 31, 2023, of which R$ 291,666,000.00 related to active employees and R$31,226,000.00 related to inactive employees. As of December 31, 2022, such expenses amounted R$308,883,000.00, of which R$ 270,748,000.00 related to active employees and R$ 38,135,000.00 related to inactive employees.

In addition to the foregoing, there is no other material information regarding this item 11.

373

12.1 - Information on capital stock

Capital Type	Issued Capital
Date of authorization or approval	Payment term	Capital amount
04/25/2024	Fully Paid-In	58,226,035,176.01
Number of common shares	Number of preferred shares	Total number of shares
15,757,657,336	0	15,757,657,336

Capital Type	Subscribed Capital
Date of authorization or approval	Payment term	Capital amount
04/25/2024	Fully Paid-In	58,226,035,176.01
Number of common shares	Number of preferred shares	Total number of shares
15,757,657,336	0	15,757,657,336

Capital Type	Paid-in Capital
Date of authorization or approval	Payment term	Capital amount
04/25/2024	Fully Paid-In	58,226,035,176.01
Number of common shares	Number of preferred shares	Total number of shares
15,757,657,336	0	15,757,657,336

Capital Type	Authorized Capital
Date of authorization or approval	Payment term	Capital amount
03/01/2013		0,00
Number of common shares	Number of preferred shares	Total number of shares
19,000,000,000	0	19,000,000,000

374

12.2 - Foreign issuers - Rights and rules

Not applicable, as the Company is not a foreign issuer.

375

12.3 - Other securities issued in Brazil

Justification for not providing the information:

By the date of this Reference Form, the Company did not have securities issued other than its shares that have not expired or been redeemed.

376

12.4 - Number of security holders

Justification for not providing the information:

By the date of this Reference Form, the Company did not have securities issued other than its shares that have not expired or been redeemed.

377

12.5 - Trading markets in Brazil

The common shares issued by the Company are traded at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under the code ABEV3, since November 11, 2013.

378

12.6 – Trading in foreign markets

Security	Security Identification	Country	Market
ADRs	American Depositary Receipts Level 2 Program	United States	Secondary
Entity that manages the market where the securities are traded
New York Stock Exchange - NYSE
Date admitted for trading	Commencement date of listing on the segment		Percentual
11/11/2013	11/11/2013		50.5
Trading Segment	Description of the Trading Segment
Yes	American Depositary Receipts - ADR Level 2 Program
Proportion of Deposit Certificates Abroad	Description of the Proportion of Deposit Certificates Abroad
Yes	1 ADR represents 1 common share issued by the Company.
Depositary Bank	Description of the Depositary Bank
Yes	The Bank of New York Mellon
Custodian	Description of the Custodian
Yes	Banco Bradesco S.A.

379

12.7 - Securities issued abroad

Justification for not providing the information:

By the date of this Reference Form, the Company did not have securities issued abroad.

380

12.8 - Allocation of public offering proceeds

(a)       How the proceeds from the offering were used

Not applicable.

(b)       If there were any material differences between the actual use of the proceeds and the proposed use of the proceeds reported in the applicable offering circulars

Not applicable.

(c)       In the event a difference has occurred, the reasons for it

Not applicable.

381

12.9 – Other relevant information

Additional information to item 12.1 of this Reference Form

Number	Common shares	Preferred shares	Total
Remaining Authorized Capital
	3,242,342,664.00	N/A	3,242,342,664.00

	Common shares	Preferred shares	Total
Securities convertible into shares
N/A	N/A	N/A	N/A
Description of the security and conditions for conversion	N/A

In addition to the foregoing, there is no other relevant information regarding this item 12.

382

13.1 - Identification

Name of the person responsible for the content of the form	Jean Jereissati Neto
Position of the person in charge	Chief Executive Officer

Name of the person responsible for the content of the form	Lucas Machado Lira
Position of the person in charge	Chief Investor Relations Officer

383

13.1 - Statement of the Chief Executive Officer

Individual Statement of the Chief Executive Officer

Jean Jereissati Neto, Brazilian, manager, bearer of identity card (RG) No. 27.669.748-0, issued by SSP-SP (Public Security Office of the State of São Paulo), and enrolled with the Individual Taxpayer's Register of the Ministry of Finance (“CPF”) under No. 693.224.813-15, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001, as CEO of AMBEV S.A., a public held corporation, enrolled with the National Register of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 07.526.557/0001-00, with principal place of business and venue in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001 (“Company”), for the purposes of item 13 of the Company’s Reference Form, hereby declares, on the date hereof, that: (i) he reviewed the Reference Form; (ii) all information contained in the Reference Form complies with the provisions of CVM Resolution No. 80/22, as amended, especially sections 15 and 20; and (iii) the information contained therein truthfully, accurately and completely portrays the issuer’s activities and the risks inherent to its activities.

São Paulo, May 28, 2024.

/s/ Jean Jereissati Neto

Name: Jean Jereissati Neto

Title: Chief Executive Officer

384

Individual Statement of the Chief Investor Relations Officer

Lucas Machado Lira, Brazilian, attorney, bearer of identity card (RG) No. M-8.608.502, issued by SSP-MG (Public Security Office of the State of Minas Gerais), and enrolled with the Individual Taxpayer's Register of the Ministry of Finance (“CPF”) under No. 032.585.176-06, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001, as Chief Financial, Investor Relations and Shared Services Officer of AMBEV S.A., a public held corporation, enrolled with the National Register of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 07.526.557/0001-00, with principal place of business and venue in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001 (“Company”), for the purposes of item 13 of the Company’s Reference Form, hereby declares, on the date hereof, that: (i) he reviewed the Reference Form; (ii) all information contained in the form complies with the provisions of CVM Resolution No. 80/22, as amended, especially sections 15 to 20; and (iii) the information contained therein truthfully, accurately and completely portrays the issuer’s activities and the risks inherent to its activities.

São Paulo, May 28, 2024.

/s/ Lucas Machado Lira

Name: Lucas Machado Lira

Title: Chief Financial, Investor Relations and Shared Services Officer

385

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer